File Nos.   333-81386
                                                                    811-05618
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   (X)
            Pre-Effective Amendment No. 3                                 (X)
            Post-Effective Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          ( )
            Amendment  No. 129                                            (X)

                      (Check appropriate box or boxes.)

     ALLIANZ  LIFE  VARIABLE  ACCOUNT  B
     ------------------------------------
        (Exact  Name  of  Registrant)

     ALLIANZ  LIFE  INSURANCE  COMPANY  OF  NORTH  AMERICA
     -----------------------------------------------
        (Name  of  Depositor)

     5701 Golden Hills Drive, Minneapolis, MN                            55416
     -------------------------------------------                         -----
     (Address  of  Depositor's  Principal  Executive  Offices)      (Zip Code)


Depositor's  Telephone  Number,  including  Area  Code    (763) 765-2913

     Name  and  Address  of  Agent  for  Service

     -------------------------------------
          Stewart D. Gregg
          Allianz  Life  Insurance  Company  of  North  America
          5701 Golden Hills Drive
          Minneapolis,  MN    55416

     Copies  to:
          Stephen E. Roth, Esq.
          Sutherland Asbill & Brennan LLP
          1275 Pennsylvania Ave., NW
          Washington, D.C.  20004-2415


Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this filing.

Title of Securities Registered:

     Individual Immediate Variable Annuity Contracts

================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================



                                     PART A


                            THE USALLIANZ INCOME PLUS
                       IMMEDIATE VARIABLE ANNUITY CONTRACT
                                    issued by
                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       and
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

This prospectus describes the USAllianz Income Plus, a single premium immediate variable annuity contract. The Contract is issued by Allianz Life Insurance Company of North America (Allianz Life). All references to "we", "us" and "our" refer to Allianz Life.

If the Annuitant is under Age 75 on the Income Date, the Contract offers a bonus option under life income plans which will increase the Annuity Payments in the first 10 years. The increased amount would be 10% of the first Base Annuity Payment for Ages up through 70 and 5% for Ages 71-74. If you choose to take the bonus option, your mortality and expense risk charge increases by 1%. If you choose the bonus option, the actual income payments will be higher in the first 10 years and lower after the tenth year than they would otherwise have been without the bonus feature. The amount of the bonus credit may be more than offset by the higher mortality and expense risk charge.

The annuity currently offers the Investment Options listed below, and a Fixed Account of Allianz Life. The Fixed Account and one or more of the Investment Options may not be available in your state. We may add, substitute or remove Investment Options in the future.

AIM
USAZ AIM Basic Value Fund
USAZ AIM Blue Chip Fund
USAZ AIM Dent Demographic Trends Fund
USAZ AIM International Equity Fund

ALLIANCE CAPITAL
USAZ Alliance Capital Growth and Income Fund
USAZ Alliance Capital Large Cap Growth Fund
USAZ Alliance Capital Technology Fund

DAVIS
Davis VA Financial Portfolio
Davis VA Value Portfolio

DReyFus
Dreyfus Small Cap Stock Index Fund
Dreyfus Stock Index Fund

FRANKLIN TEMPLETON
Franklin Global Communications Securities Fund
Franklin Growth and Income Securities Fund
Franklin High Income Fund
Franklin Income Securities Fund
Franklin Large Cap Growth Securities Fund
Franklin Real Estate Fund
Franklin Rising Dividends Securities Fund
Franklin Small Cap Fund
Franklin Small Cap Value Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2005
Franklin Zero Coupon Fund 2010
Mutual Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Developing Markets Securities Fund
Templeton Foreign Securities Fund
Templeton Growth Securities Fund
USAZ Templeton Developed Markets Fund

JENNISON
Jennison 20/20 Focus Portfolio
SP Jennison International Growth Portfolio
SP Strategic Partners Focused Growth Portfolio

OPPENHEIMER
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
USAZ Oppenheimer Emerging Growth Fund

PIMCO
PIMCO VIT High Yield Portfolio
PIMCO VIT StocksPLUS Growth and Income Portfolio
PIMCO VIT Total Return Portfolio
USAZ PIMCO Growth and Income Fund
USAZ PIMCO Renaissance Fund
USAZ PIMCO Value Fund

SELIGMAN
Seligman Small-Cap Value Portfolio

USAZ
USAZ Money Market Fund

VAN KAMPEN
USAZ Van Kampen Aggressive Growth Fund
USAZ Van Kampen Comstock Fund
USAZ Van Kampen Emerging Growth Fund
USAZ Van Kampen Growth and Income Fund
USAZ Van Kampen Growth Fund

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Please read this prospectus before investing and keep it for future reference. It contains important information about the USAllianz Income Plus Immediate Variable Annuity Contract with a Fixed Account.

To learn more about the annuity offered by this prospectus, you can receive a copy of the Statement of Additional Information (SAI) dated _________________. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI is on Page ___ of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information about companies that file electronically with the SEC. For a free copy of the SAI, call us at: 1-800-542-5427 or write us at: Allianz Life Insurance Company of North America 5701 Golden Hills Drive, Minneapolis, Minnesota 55416-1297.


The Variable Annuity Contract involves certain risks, and you may lose money. The Contracts:

o        are not bank deposits
o        are not federally insured
o        are not endorsed by any bank or government agency
o        are not guaranteed and may be subject to loss of  principal.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Dated: ____________________.

TABLE OF CONTENTS
-------------------------------------------------------

Index of Terms                                     7

Summary                                            10

Fee Table                                          14

1. The USAllianz Income Plus Immediate
   Variable Annuity Contract                       24

2. Annuity Payments                                24

    Calculation of Annuity Payments                24

         Fixed Payments                            25

         Variable Payments                         25

         Supportable Annuity
         Payments                                  25

         Stabilization Process: Stabilized
         Payments and Guaranteed Minimum
         Income                                    25

    Annuity Options                                26

    Bonus                                          28

    Increased Annuity Payment Rider                28

    Withdrawal Values on or After the Annuity
    Calculation Date                               28

    Death Benefits under Options 2 and 4           31

    Life Expectancy Adjustment                     31

3. Purchase                                        31

    Purchase Payment                               31

    Allocation of Purchase Payment                 32

    Tax - Free Section 1035 Exchanges              32

    Faxed Applications                             32

    Free Look                                      32

    Contract Value Before the Annuity
          Calculation Date                         33

4. Investment Options                              33

     Substitution and Limitation on Further
          Investments                              38

    Transfers                                      38

         Telephone Transfers                       39

    Automatic Rebalancing                          39

    Excessive Trading                              39

    Voting Privileges                              40

5. Expenses 40

    Withdrawal Charge                              40

    Transfer Fees                                  40

    Mortality and Expense Risk Charge              40

    Premium Taxes                                  41

    Income Taxes                                   41

    Charge for the Increased Annuity
         Payment Rider                             41

    Investment Option Expenses                     41

6. Taxes                                           41

    Annuity Contracts in General                   41

    Qualified and Non-Qualified Contracts          42

    Distributions - Non-Qualified Contracts        42

    Distributions - Qualified Contracts            44

    Diversification                                44

7. Access to Your Money                            45

    Suspension of Payments or Transfers            45

8. Performance and Illustrations                   46

9. Death Benefit                                   47

    Death of Beneficiary                           48

    Taxation of Death Benefit Proceeds             48

10. Other Information                              48

    Allianz Life                                   48

    The Separate Account                           48

    The Fixed Account                              48

    Voting Rights                                  48

    Distribution                                   49

    Additional Credits for Certain Groups          49

    Owner                                          49

    Assignment                                     49

    Change of Owner or Beneficiary                 50

    Administration                                 50

    Contract                                       50

    Legal Proceedings                              50

    Financial Statements                           50

Table of Contents of the Statement of
Additional Information                             50

Privacy Notice                                     52

Appendix A - Life Expectancy Tables                54

Appendix B - Sample Payment Withdrawal
         Value Factors                             56

Appendix C - Market Value Adjustment
         Factor                                    58

INDEX OF TERMS
--------------------------------------------------------------------------------

This prospectus is written in plain English. However, there are some technical terms used which are defined below and are also capitalized in the prospectus.

Accumulation Unit - the units into which we convert the portion of your Purchase Payment invested in Investment Options and which, before the Annuity Calculation Date, we use to calculate your Contract Value invested in the Investment Options.

Accumulation Unit Value - the price of Accumulation Units on any Valuation Day.

Age - the age of the Annuitants (or, in the case of Joint Annuitants, the age of the older Annuitant) as of his or her last birthday.

Annuitant and Joint Annuitant - the natural person(s) upon whose life the Annuity Payments are based. For joint options, Annuity Payments are based upon the lives of both the Annuitant and the Joint Annuitant. Annuitants generally must be Age 18 to 90 on the Income Date. The Annuitant must be the Contract Owner if the Contract is a Qualified Contract. The Contract Owner names the Annuitant at the time the Contract is issued.

Annuity Calculation Date - the date we calculate your first Annuity Payment. This date will be no more than 10 Business Days before the Income Date.

Annuity Options - the income options available under USAllianz Income Plus.

Annuity Payments - payments made by us to the Payee pursuant to the Annuity Option chosen. Annuity Payments may be variable, fixed or a combination of both fixed and variable.

Annuity Units - the number of units we credit your Contract for each Investment Option you select. We do this by allocating the first Base Annuity Payment among the Investment Options according to your instructions, and dividing the amount allocated to each Investment Option by the corresponding Annuity Unit value on the Annuity Calculation Date. Unless you make a withdrawal or transfer or change your death benefit, the number of Annuity Units in your Contract remains the same until the end of the life expectancy period, or the specified period certain, as applicable.

Assumed Investment Return (AIR) - the annual effective rate shown on the Contract Schedule Page and used in the calculation of each variable Annuity Payment. The only AIRs currently available are 3.5% and 5%. We reserve the right to add other AIR options in the future.

Base Annuity Payment - the fixed Annuity Payment or Supportable Annuity Payment without any bonus amounts and prior to reflection of any rider charges.

Beneficiary - the person(s) or entity the Contract Owner names to receive any death benefit. The Beneficiary is as named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, the Contract Owner can change the Beneficiary or contingent Beneficiary. If no Beneficiary is named, the owner's estate becomes the Beneficiary.

Business Day - each day the New York Stock Exchange is open for trading.

Contract Date - the date the Contract becomes effective, as stated in the Contract.

Contract Owner - "you", "your" and "yours". The person or entity named in the Contract who may, while the Annuitant is living, exercise all rights granted by the Contract. The Contract Owner is designated at the time the Contract is issued, unless changed. Joint Owners can own the Contract (except under a Qualified Contract where there can only be one owner). Any Joint Owner must be the spouse of the other Contract Owner (this requirement may not apply in certain states). The Annuitant is generally the Contract Owner. The Annuitant must be the Contract Owner if the Contract is a Qualified Contract. If there is a Joint Annuitant, he or she may also be an owner (except under a Qualified Contract where there can only be one owner).

Contract Value (before the Annuity Calculation Date) - the sum of the value of your Contract attributable to each Investment Option, measured by the number of Accumulation Units in each Investment Option multiplied by the corresponding Accumulation Unit Value.

Contract Year, Month, and Anniversary - starts on the same month and day as the Contract Date.

Current Rate - the interest rate underlying new fixed Annuity Payments established on the date that we receive your withdrawal request at the Service Center.

Due Proof of Death - proof of death that is satisfactory to us. Such proof may consist of : (i) a certified copy of the death certificate or a certified copy of the decree of a court of competent jurisdiction as to the finding of death; and (ii) payment instructions from the Beneficiary.

Fixed Account - is part of our general account . The general account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all of these assets.

Fixed Account Minimum Withdrawal Value - the Withdrawal Values under the Fixed Account equal to at least the greater of (a) 100% of the Contract Value allocated to the Fixed Account on the Annuity Calculation Date less fixed Base Annuity Payments, or (b) 90% of the Contract Value allocated to the Fixed Account on the Annuity Calculation Date less fixed Base Annuity Payments, such Contract Value and fixed Base Annuity Payments each accumulated at the guaranteed annual rate specified in the Contract, currently at 3%.

Income Change Factors - the factors that change the minimum income guarantee and the stabilization guarantee on future income payments from the Investment Options. These are also the factors that change the level income payments in the Fixed Account. These factors are any partial withdrawals, any change in death benefits, and any transfers to the Fixed Acount. These also include the Life Expectancy Adjustment and the death of one of the Annuitants under Options 3 and 4 when you had selected a lower income payment for the surviving Annuitant. (See "Annuity Options"). For the Fixed Account and for the stabilization guarantee, these factors include the income payment adjustment that occurs after the tenth Income Year when the bonus amount payments are completed (where applicable).

Income Date - the date that you choose for the Annuity Payments to begin. The Income Date must be the first or the fifteenth of a calendar month and must be no later than 60 days from the Contract Date.

Income Date Anniversary - the start of each subsequent Income Year after the first year.

Income Date Monthly Anniversary - the date having the same day as the Income Date on each subsequent month following the Income Date. If the monthly anniversary date falls on a date other than a Business Day, the monthly anniversary date will be on the next Valuation Date.

Income Year - a year that starts from the Income Date or an Income Date Anniversary. Each Income Year starts on the same month and day in each subsequent year as the Income Date.

Investment Options - the investment choices available under the separate account. We may make different and/or additional Investment Options available in the future.

Life Expectancy Adjustment - the adjustment made to the Annuity Payments after the Life Expectancy Period defined in the Contract. This adjustment reduces the number of Annuity Units in the Investment Options.

Life Expectancy Period - the number of years covering the life expectancy of the Annuitants as of the Income Date. This is specified in the Contract.

Limited Investment Options - the Investment Options where only a limited percentage of the total Payment Contract Value in the Investment Options can be invested. These Investment Options are:

     USAZ Money Market Fund, Franklin High Income Fund, Franklin Income Securities Fund, Franklin Real Estate Fund, Franklin U.S. Government Fund, Franklin Zero Coupon Fund 2005, Franklin Zero Coupon Fund 2010, Oppenheimer High Income Fund/VA, PIMCO VIT High Yield Portfolio, and the PIMCO VIT Total Return Portfolio.

We may add to, substitute or remove Investment Options from this list in the future.

MVA - the market value adjustment used in the determination of the Payment Withdrawal Value in the Fixed Account. The adjustment cannot be such that the Payment Withdrawal Value is less than the Fixed Account Minimum Withdrawal Value.

Payment Contract Value - the Contract Value underlying the Supportable Payments. This does not include the Stabilization Account Value.

Payment Withdrawal Value - the amount available for withdrawal which is a function of the Supportable Payments. This does not include the Stabilization Account Value.

Payee - the person or entity to whom Annuity Payments are paid.

Purchase Payment - the premium paid as of the Contract Date to purchase a Contract.

Qualified Contract - a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code--e.g. Individual Retirement Annuities (IRAs), Tax Sheltered Annuities (referred to as 403(b) contracts), pension and profit sharing plans (including 401(k) and H.R. 10 plans). Currently, the only Qualified Contract we will issue is an IRA.

Service Center - the USAllianz Service Center with address at 300 Berwyn Park, P.O. Box 3031, Berwyn, Pennsylvania 19312-0031 and telephone number of (800) 792-7198.

Stabilization Account - an account that increases with the excess of the Supportable Payment over the Stabilized Payment and decreases with the excess of the Stabilized Payment over the Supportable Payment. The Stabilization Account, when positive, is credited with the investment gains or losses of the Investment Options chosen by the Contract Owner. The Stabilization Account is used to stabilize income payments. It is paid out at death or at full withdrawal.

Stabilization Account Value - the sum of the Accumulation Units in each Investment Option attributable to the Stabilization Account times the Accumulation Unit value of such Investment Option.

Stabilized Payment - the variable Annuity Payment the Payee receives from the Investment Options . Stabilized Payments are determined annually on the Income Date Anniversary, and are paid according to the Annuity Payment frequency you chose.

Supportable Payment - the amount equal to the Annuity Units in each Investment Option times the corresponding Annuity Unit values, summed over all the Investment Options. Supportable Payments reflect actual investment performance of the Investment Options.

Valuation Period - the period beginning at the close of business on a Business Day and ending at the close of business on the next succeeding Business Day. The close of business is when the New York Stock Exchange closes for regular trading (usually at 4:00 p.m. Eastern Time).

Withdrawal Value - the amount available to you if you make a full or partial withdrawal.

SUMMARY
--------------------------------------------------------------------------------

The sections in the summary correspond to sections in the prospectus which discuss the topics in more detail.

THE IMMEDIATE VARIABLE ANNUITY CONTRACT:

The annuity contract (Contract) offered by Allianz Life is a single premium immediate annuity contract intended to provide a stream of income for life or for a specified period of time you select.

We currently do not permit Contract Owners to borrow money from us using the Contract as security for a loan.

Certain Contract features may not be available in all states.

THE INVESTMENT OPTIONS:

You can put your money in the Investment Options and/or in the Allianz Life Fixed Account (not available in all states).

Payment Contract Value in the Investment Options can be allocated to the Limited Investment Options only to the extent permitted in the Contract. If you choose a 3.5% AIR, you can allocate up to 25% of Payment Contract Value in the Investment Options to the Limited Investment Options. If you choose a 5% AIR with stabilized payments, the maximum percentage is 10%.

Your income will fluctuate up or down based on the Investment Options' performance, subject to the stabilization process. You can make transfers between the Investment Options available to you. You cannot make transfers of values underlying the Payments from the Fixed Account to the Investment Options. We currently assess a $25 fee for each transfer after the 12th transfer in a single Contract Year. (See "Investment Options - Transfers", and "Expenses - Transfer Fee")

FIXED ACCOUNT:

You can choose to allocate your money to the Fixed Account. If you do, your Annuity Payments will remain level subject to any Income Change Factors. The Fixed Account is part of our general account. The general account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all these assets.


PURCHASE:

You can buy the Contract with $35,000 or more under most circumstances. The maximum cumulative amount Allianz Life will accept without its prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities).You cannot add to your Contract at a later date (i.e., it is a single Purchase Payment contract). Your registered representative can help you complete the appropriate forms.

You can purchase the Contract as a Non-Qualified Contract. You may also purchase the Contract as a Qualified Contract of a plan or type that is currently issued by the company with monies deemed qualified as determined by the Internal Revenue Code. This would include but may not be limited to Roth and Traditional Individual Retirement Accounts (IRA) and Simplified Employee Pension (SEP) contracts.

We will not issue a Contract to you if the Annuitant or any Joint Annuitant is younger than Age 18 or older than Age 90 on the Income Date.

FREE-LOOK: You can cancel the Contract within 10 days after receiving it (or whatever period is required in your state). Allianz Life will refund the value of your Contract within seven days of the date it receives your Contract and your request to cancel the Contract at the Service Center. The refunded amount may be more or less than your original payment. In certain states, or if you have purchased the Contract as an Individual Retirement Annuity, Allianz Life will refund the Purchase Payment.

ANNUITY PAYMENTS:

When you buy the Contract, you select an Income Date. You also choose between the Assumed Investment Return (AIR) of 3.5% or 5%. You must select an AIR of 5% if you choose Annuity Option 6 - Specified Period Certain. If you choose a higher AIR, the initial amount of income will be higher, but income will increase more slowly during periods of good investment performance and decrease faster during periods of poor investment performance.

You can start to receive regular income from your annuity by choosing an Annuity Option. Under most Annuity Options, you can choose whether to receive your Annuity Payments as a variable payout, a fixed payout (not available in all states), or a combination of both. If you choose to have any part of your Annuity Payments come from the Investment Options, the dollar amount of your Annuity Payments may go up or down based on the performance of the Investment Options, subject to the stabilization process. The stabilization option keeps your Annuity Payments in the Investment Options level (i.e., holds your Annuity Payments constant) during each Income year. Under the stabilization process, we guarantee that your Annuity Payments will not change by more than 10% from Income Year to Income Year ( except due to the Income Change Factors). We also guarantee a minimum payment amount for these stabilized payments.

BONUS FEATURE:

This bonus feature is available only on life income plans, Annuity Options 1 to
5. If the Annuitant is under Age 75 on the Income Date, the Contract offers a bonus option under life income plans which will increase the Annuity Payments in the first 10 years. The increased amount would be 10% of the first Base Annuity Payment for Ages up through 70 and 5% for Ages 71-74. The Annuity Payments will include the bonus amount. However, your Annuity Payments after the tenth year will be lower than what they would have been if you did not choose the bonus feature. The bonus will be treated as earnings for purposes of income taxation and if you are under 59 1/2, the bonus amount may be subject to a 10% penalty tax. You should consult your tax advisor before choosing the bonus feature.

EXPENSES:

The Contract has insurance features and investment features, and there are costs related to each.

Allianz Life deducts a mortality and expense risk charge which is equal, on an annual basis, to 1.40% of the average daily net assets invested in each Investment Option. The mortality and expense risk charges increase by 1% if you choose a lifetime income Annuity Option (Annuity Options 1-5) and the bonus feature.

The Annuity Options allow withdrawals. If you take money out of the Contract, Allianz Life assesses a withdrawal charge equal to the difference in the present value of remaining Supportable Payments using the AIR and the actual Withdrawal Value. (See "Withdrawal Values on or after the Annuity Date). Under Option 6 - Specified Period Certain Option, the withdrawal charge cannot be greater than 9% of the Purchase Payment. A similar calculation using the Current Rate instead of the AIR is used to calculate the withdrawal charges in the Fixed Account. Further, assuming no prior withdrawals and no further allocations to the Fixed Account, the Withdrawal Values under the Fixed Account will never be less than the Fixed Account Minimum Withdrawal Value.

You can currently make 12 free transfers each year. After that, Allianz Life deducts a $25 transfer fee for each additional transfer. Allianz Life reserves the right to restrict the number of transfers to 12 transfers per year and to charge a transfer fee for any transfer.

Each Investment Option deducts portfolio management fees and expenses from the amounts you have invested in the Investment Options. Some Investment Options also deduct 12b-1 fees from Investment Option assets. For 2001, these expenses and fees ranged, on an annual basis, from .57% to 1.82% of the average daily value of the Investment Option after reimbursement.

Allianz Life is responsible for paying any premium and other similar taxes assessed by states and other governmental entities (e.g., municipalities). Premium taxes typically range from 0% to 3.5% of your Purchase Payment or Contract value, depending on the state or governmental entity. Allianz Life, when applicable, currently withholds premium tax charges from the Contract's value on the Annuity Calculation Date.

An Increased Annuity Payment Rider is available if you choose a lifetime Annuity Option (Options 1-5), you are the Annuitant, and you are Age 80 or younger on the Income Date. This rider makes you eligible to received increased annuity payments if you become disabled. The amount of the increased payment varies, depending on your Age on the Income Date and the amount of help you will need to perform daily activities. The increased annuity payment benefit charge per $100 of basic Annuity Payment currently ranges from $0.70 to $7.38, with the maximum charge ranging from $0.95 to $9.97. (See "Annuity Payments - Increased Annuity Payment Rider.")

We will pay sales commissions to broker-dealers who sell the Contracts. For a discussion of these arrangements, see "Distribution".


ACCESS TO YOUR MONEY:

BEFORE THE ANNUITY CALCULATION DATE: Before the Annuity Calculation Date, and while you or a Joint Owner are/is alive, you (or the Joint Owner) may withdraw part or all of the Contract Value.

ON OR AFTER THE ANNUITY CALCULATION DATE: You can make a full or partial withdrawal at anytime on or after the Annuity Calculation Date if you choose Annuity Option 6 - Specified Period Certain Option.

If you choose a lifetime Annuity Option 1, 3 or 5, you can make full withdrawals at designated periods. (See "Annuity Payments - Withdrawal Values" and "Access to Your Money.") If the Annuitant is younger than Age 75 on the Income Date, Withdrawal Values are available (a) within 30 days before or after the 10th Income Date Anniversary and (b) within 30 days before or after the Income Date Anniversary completing the Life Expectancy Period stated in your Contract. If the Annuitant is Age 75 or older on the Income Date, Withdrawal Values are available within 30 days before or after the Income Date Anniversary completing the Life Expectancy Period stated in your Contract.

If you choose lifetime Annuity Options 2 or 4, you can make full or partial withdrawals until 30 days after the Income Date Anniversary at the end of the Life Expectancy Period stated in your Contract. If you cancel your death benefit , thereafter, you will only be able to make a withdrawal during the periods indicated for Annuity Options 1,3, or 5.

Withdrawals may be subject to withdrawal charges. Income taxes and tax penalties also may apply to any withdrawals you make.

DEATH BENEFIT:

If you die before the Income Date and there is no Joint Owner, the Contract will be treated as if it had never been issued. We will return your Contract Value to your estate. If you have chosen an Annuity Option with a Joint Annuitant and one of the Annuitants dies before the Income Date, the Annuity Option will be changed to the corresponding single life Annuity Option.

Some Annuity Options provide a death benefit in the event the Annuitant dies on or after the date Annuity Payments begin.


TAXES:

Distributions from your Contract (e.g., withdrawals, Annuity Payments, bonus payments (if elected) and death benefit payments) may be subject to tax. You are taxed on the part of your Annuity Payment considered income. Annuity Payments from non-qualified Contracts may be considered partly a return of your investment in the Contract so that part of each payment may not be taxable as income. Annuity Payments from Qualified Contracts are generally considered as all taxable income. Death benefits paid as a lump sum are taxed to the extent there are any remaining earnings in the Contract.

This product contains a number of innovative features such as the bonus amounts, stabilized payments, life expectancy adjustments, the Increased Annuity Payment rider, the ability to change a death benefit and the ability to make withdrawals. There is little guidance on the tax treatment for these features. However, we currently believe that these features should not affect the Contract's tax deferral, i.e., the Contract's earnings should not be subject to taxation unless and until the withdrawals or distributions occur. Withdrawals received before age 59 1/2 may be subject to a 10% penalty tax. Any bonus amounts may also be subject to a 10% penalty tax if paid before you are 59 1/2. Likewise, the change of the death benefit before age 59 1/2 or before the 5th Income Year Anniversary (whichever is later) may cause your past Annuity Payments to be subject to a 10% penalty tax. You should therefore consult your tax advisor before choosing these options.

PRIVACY POLICY: We place a high priority on maintaining your trust and confidence. A notice of the privacy policy followed by Allianz Life and its affiliated companies is provided in the prospectus to enhance your understanding of how we protect your privacy when we collect and use information about you, and the steps we take to safeguard that information. See "Privacy Notice."

INQUIRIES:

If you have questions about your Contract or need more information, please contact us at:

USAllianz Service Center
300 Berwyn Park
P.O. Box 3031 Berwyn, Pennsylvania 19312-0031
(800) 792-7198

FEE TABLE
--------------------------------------------------------------------------------

The purpose of this Fee Table is to help you understand the costs of investing in the Contract. The fee table reflects the expenses of the Separate Account and the Investment Options, as well as the expenses you will pay when you make a withdrawal or transfer between Investment Options.

We have provided hypothetical "Illustrations of Annuity Income" in the Appendix to the Statement of Additional Information to show you the effects of the charges, expenses and investment performance on annuity income.


CONTRACT OWNER EXPENSES


Premium Taxes........0 to 3.5% of Purchase Payment depending on the state.

WITHDRAWAL  CHARGES..Depending  on the Annuity  Option you
                     select, you may make full (and in some cases partial) withdrawals during certain periods. The amount available to you if you make a full or partial withdrawal is called the Withdrawal Value. Withdrawals may be subject to a withdrawal charge. Where applicable, the amount of the withdrawal charge is equal to the difference between (a) the present value of remaining Supportable Payments calculated using the Assumed Investment Return (AIR) plus the present value of remaining fixed Base Annuity Payments calculated using the Current Rate, and (b) the Withdrawal Values taken as a withdrawal. Under Option 6 - Specified Period Certain Option, the withdrawal charge will not be greater than 9% of the Purchase Payment.

                     The amount of the withdrawal charge as a percentage of the Purchase Payment will differ depending on your Age, gender (where allowed to be reflected), Assumed Investment Return
                     (AIR) upon which your annuity payments are based, Income Year, amount of Supportable Payment, and the Annuity Option at the time of withdrawal. Charges will be higher for lower AIRs than higher AIRs.

                     The following table shows the minimum and maximum withdrawal charges that may be imposed during the first Contract Year when you can make a withdrawal under the Contract. Maximum charges are shown assuming you are younger than age 75 at the time of withdrawal, and assuming you are age 75 or older at the time of withdrawal. Charges are shown for each available Annuity Option.

                     The withdrawal charges shown in the table are calculated assuming the investment return for your Contract is equal to the AIR upon which your annuity payments are based. The actual returns you experience under the Contract will fluctuate over time and likely will be both positive and negative. The actual withdrawal charges under the Contract could be significantly different from those shown even if the average of the actual returns is equal to the AIR, but fluctuated over and under this average over time.



  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
                                 Circumstances                   Owner Younger                   Owner 75 and
  ---------------------------     under which     Withdrawal      than Age 75     Withdrawal         Older        Withdrawal
  Annuity Option                minimum charge      Charge       Circumstances      Charge       Circumstances      Charge
                                occurs, all at    Percentage      under which     Percentage      under which     Percentage
                                    5% AIR                      maximum charge                  maximum charge
                                                                occurs, all at                  occurs, all at
                                                                   3.5% AIR                        3.5% AIR
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  1.  Life Annuity               Male Age 74,        3.41%          Female          15.93%       Male, Age 90       43.82%
                                   10th Year                       Age 18 ,                        5th Year
                                                                   10th Year                   (=Life Exectancy)
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  2. Life Annuity with Death     Male Age 74,        8.95%      Female, Age 18      20.26%       Male, Age 90       41.36%
    Benefit                        1st Year                        1st Year                        1st Year
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  3. Joint Life and Last            Age 74           3.61%          Age 18,         16.70%          Age 90          29.92%
    Survivor Annuity               10th Year                       10th Year                       8th Year
    (assumes Male and                                                                               (=Life
    Female, same age)                                                                             Expectancy)
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  4. Joint Life and Last            Age 74          10.31%          Age 74          20.65%          Age 90          25.77%
    Survivor Annuity with          1st Year                        1st Year                        1st Year
    Death Benefit (assumes
    Male and Female, same
    age)
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  5. Refund Life Annuity         Male Age 74,        6.20%          Female          16.56%        Male Age 90       40.10%
                                   10th Year                        Age 18                         5th Year
                                                                   10th Year                        (=Life
                                                                                                  Expectancy)
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  6. Specified Period               10 Year          4.10%          30 Year          9.00%          30 Year          9.00%
    Certain Annuity            Specified Period                Specified Period                Specified Period
                                    Certain                         Certain                         Certain
                                   1st Year                        1st Year                        1st Year
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------


TRANSFER FEES........First  12  transfers  in  a  Contract  year  are currently free. Thereafter, the fee is $25. The maximum the fee can be at any time is $25 for each transfer. Allianz Life reserves the right to restrict the number of transfers to twelve transfers per year and to charge a transfer fee for any transfer. Automatic Rebalancing transfers are not currently counted.

INCREASED ANNUITY  PAYMENT  BENEFIT  CHARGE (An  optional
       benefit)......Charge   per   $100  of  basic
                     Annuity Payment, depending on Annuitant's Age and gender (where allowed); maximum charge ranges from $0.95 to $9.97.

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets invested in the Investment Options)

Mortality and Expense Risk Charge:


                                                   With Bonus     Without Bonus

Annuity Options 1 to 5 (Lifetime Income Options)     2.40%              1.40%
Annuity Option 6 (Specified Period Certain Option)   N/A                1.40%

INVESTMENT OPTION ANNUAL EXPENSES net of waivers/reimbursements
--------------------------------------------------------------------------------
(as a percentage of an Investment Option's average daily net assets for the most recent fiscal year.) See the Investment Option prospectuses for more information.*

                                                  Management           12b-1               Other        Total Investment
Investment Option                                    Fees              Fees**            Expenses        Option Expenses
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value Fund1                             .75%            .25%                .10%               1.10%
USAZ AIM Blue Chip Fund1                               .80%            .25%                .10%               1.15%
USAZ AIM Dent Demographic Trends Fund1                 .85%            .25%                .10%               1.20%
USAZ AIM International Equity Fund1                    .90%            .25%                .10%               1.25%
USAZ Alliance Capital Growth and Income Fund1          .85%            .25%                 --                1.10%
USAZ Alliance Capital Large Cap Growth Fund1           .85%            .25%                 --                1.10%
USAZ Alliance Capital Technology Fund1                1.00%            .25%                 --                1.25%
Davis VA Financial Portfolio2                          .75%             --                 .25%               1.00%
Davis VA Value Portfolio                               .75%             --                 .12%                .87%
Dreyfus Small Cap Stock Index Fund - Service Shares1   .35%            .25%                 --                 .60%
Dreyfus Stock Index Fund - Service Shares              .25%            .25%                .07%                .57%
Franklin Global Communications Securities Fund - Class 23/4            .52%                .25%                .03%        .80%
Franklin Growth and Income Securities Fund - Class 23/4.48%            .25%                .03%                .76%
Franklin High Income Fund - Class 23/4                 .57%            .25%                .05%                .87%
Franklin Income Securities Fund - Class 23/4           .49%            .25%                .04%                .78%
Franklin Large Cap Growth Securities Fund - Class 23/4 .75%            .25%                .03%               1.03%
Franklin Real Estate Fund - Class 23/4                 .56%            .25%                .03%                .84%
Franklin Rising Dividends Securities Fund - Class 23/4/5.74%           .25%                .02%               1.01%
Franklin Small Cap Fund - Class 23/5                   .45%            .25%                .31%               1.01%
Franklin Small Cap Value Securities Fund - Class 23/5  .57%            .25%                .20%               1.02%
Franklin U.S. Government Fund - Class 23/4             .51%            .25%                .02%                .78%
Franklin Zero Coupon Fund 2005 - Class 14              .63%             --                 .05%                .68%
Franklin Zero Coupon Fund 2010 - Class 14              .63%             --                 .05%                .68%
Mutual Discovery Securities Fund - Class 23            .80%            .25%                .22%               1.27%
Mutual Shares Securities Fund - Class 23               .60%            .25%                .19%               1.04%
Templeton Developing Markets Securities Fund - Class 231.25%           .25%                .32%               1.82%
Templeton Foreign Securities Fund - Class 23/5         .68%            .25%                .22%               1.15%
Templeton Growth Securities Fund - Class 23/4          .80%            .25%                .05%               1.10%
USAZ Templeton Developed Markets Fund1                 .88%            .25%                .12%               1.25%
Jennison 20/20 Focus Portfolio - Class 21              .75%            .25%                .33%               1.33%
SP Jennison International Growth Portfolio - Class 26  .85%            .25%                .54%               1.64%
SP Strategic Partners Focused Growth Portfolio - Class 26 .90%         .25%                .26%               1.41%
Oppenheimer Global Securities Fund/VA                  .64%             --                 .06%                .70%
Oppenheimer High Income Fund/VA                        .74%             --                 .05%                .79%
Oppenheimer Main Street Growth & Income Fund/VA        .68%             --                 .05%                .73%
USAZ Oppenheimer Emerging Growth Fund1                 .85%            .25%                .15%               1.25%
PIMCO VIT High Yield Portfolio - Admin. Class7         .25%             --                 .50%                .75%
PIMCO VIT StocksPLUS Growth and  Income Portfolio - Admin. Class 7    .40%                   --                .27%        .67%
PIMCO VIT Total Return Portfolio- Admin. Class 7       .25%             --                 .40%                .65%
USAZ PIMCO Growth and Income Fund1                     .75%            .25%                .10%               1.10%
USAZ PIMCO Renaissance Fund1                           .75%            .25%                .10%               1.10%
USAZ PIMCO Value Fund1                                 .75%            .25%                .10%               1.10%
Seligman Small-Cap Value Portfolio - Class 18         1.00%             --                 .19%               1.19%
USAZ Money Market Fund1                                .35%            .25%                .30%                .90%
USAZ  Van Kampen Aggressive Growth Fund1               .80%            .25%                .20%               1.25%
USAZ Van Kampen Comstock Fund1                         .68%            .25%                .27%               1.20%
USAZ Van Kampen Emerging Growth Fund1                  .75%            .25%              .10%                 1.10%
USAZ Van Kampen Growth and Income Fund1                .68%            .25%                .17%               1.10%
USAZ Van Kampen Growth Fund1                           .75%            .25%                .20%               1.20%


*The fee and expense information regarding the Investment Options was provided by the investment advisers, and Allianz Life has not independently verified such information. Some of the Investment Options may pay service fees, which vary by Investment Option. Except for the USAZ Funds and the PIMCO VIT
  Investment Options, neither the Investment Options nor their Advisers are affiliated with Allianz Life.

**The 12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter, USAllianz Investor Services, LLC will receive 12b-1 fees.

1.      The USAZ AIM Basic Value Fund, USAZ AIM Blue Chip Fund,  USAZ AIM Dent  Demographic  Trends Fund,  USAZ AIM  International
        Equity Fund, Dreyfus Small Cap Stock Index Fund,  Jennison 20/20 Focus Portfolio and the USAZ Oppenheimer  Emerging Growth
        Fund commenced operations as of May 1, 2002. The expenses shown above for these Investment Options are therefore estimated for the Investment  Option's current fiscal year.  Certain USAZ Fund expenses will be assumed by the Adviser and an annual expense limit has been designated by the Adviser for each Investment Option which is reflected in the total expense amount listed in the table above.  Without  reimbursement,  total Investment Option expenses would be estimated as follows:  USAZ
        Alliance Capital Growth and Income Fund,  3.28%, USAZ Alliance Capital Large Cap Growth Fund, 3.36%, USAZ Alliance Capital
        Technology Fund, 3.19%, USAZ Templeton Developed Markets Fund, 3.56%, USAZ PIMCO Growth and Income Fund, 3.70%, USAZ PIMCO
        Renaissance  Fund,  2.96%,  USAZ PIMCO Value Fund, 3.43%, USAZ Money Market Fund, 1.21%, USAZ Van Kampen Aggressive Growth
        Fund, 7.59%, USAZ Van Kampen Comstock Fund, 3.01%, USAZ Van Kampen Emerging Growth Fund, 3.81%, USAZ Van Kampen Growth and
        Income Fund, 2.71%, and the USAZ Van Kampen Growth Fund, 4.46%.

2.      Without reimbursement,  other expenses and total operating expenses would have been 0.29% and 1.04%,  respectively for the
        Davis VA Financial Portfolio.

3.      For the Investment  Options of Franklin  Templeton  Variable  Insurance Products Trust, Class 2 shares have a distribution plan which is referred to as a rule 12b-1 plan. See "Fund Account Policies" in the Franklin  Templeton  Variable Insurance
        Products Trust prospectus for more information about the rule 12b-1 plan.

4.      The Investment Option administration fee is paid indirectly through the management fee.

5.      For the Franklin  Rising  Dividends,  Franklin  Small Cap,  Franklin  Small Cap Value  Securities  and  Templeton  Foreign
        Securities  Funds,  the managers have agreed in advance to make  estimated  reductions of 0.01%,  0.08%,  0.03% and 0.01%, respectively,  in their fees to reflect reduced services resulting from the Investment  Options'  investment in a Franklin
        Templeton  money  fund.  The  managers  are  required by the  Investment  Options'  Board of Trustees  and an order of the
        Securities and Exchange  Commission to reduce their fees if the Investment  Options invest in a Franklin  Templeton  money fund. Without these reductions,  the total annual Investment Options' operating expenses are estimated to be 1.02%, 1.09%,
        1.05% and 1.16%, respectively.

6.      Without  reimbursement,  total  operating  expenses  would  have been 2.26% and 3.01%,  respectively  for the SP  Jennison
        International  Growth and SP Strategic Partners Focused Growth Portfolios.  These  reimbursements are voluntary and may be terminated at any time.

7.      "Other Expenses" without  reimbursement reflect a 0.35% administrative fee, a 0.15% service fee and 0.01% representing pro rata  Trustees' Fees for the PIMCO VIT High Yield  Portfolio;  a 0.10%  administrative  fee, a 0.15% service fee and 0.02%
        interest expense for the PIMCO VIT StocksPLUS Growth and Income Portfolio; and a 0.25% administrative fee, a 0.15% service fee and 0.01%  representing  pro rata Trustees'  fees for the PIMCO VIT Total Return  Portfolio.  PIMCO has  contractually agreed to reduce total annual Investment Option operating  expenses to the extent they would exceed, due to the payment of organizational  expenses and Trustees' fees,  0.75%,  0.65% and 0.65%,  respectively,  of average daily net assets for the
        PIMCO VIT High Yield,  StocksPLUS  Growth and Income and Total Return  Portfolios.  Without such reductions,  Total Annual
        Expenses  for the fiscal year ended  December  31, 2001 would have been 0.76%,  0.67% and 0.66%,  respectively.  Under the
        Expense Limitation  Agreement,  PIMCO may recoup these waivers and  reimbursements in future periods,  not exceeding three years,  provided total  expenses,  including  such  recoupment,  do not exceed the annual expense limit.  The ratio of net expenses to average net assets excluding interest expense is 0.65% for the StocksPLUS Growth and Income Portfolio.

8.      Effective  March 1, 2001 J. & W. Seligman & Co.  Incorporated  ("Seligman")  voluntarily  agreed to reimburse  expenses of
        Seligman Small-Cap Value Portfolio,  other than management and 12b-1 fees, that exceed 0.20%. Prior to that date, Seligman reimbursed all expenses, other than management and 12b-1 fees. Without reimbursement,  other expenses and total Investment
        Option  expenses  would have been 0.22% and 1.22%,  respectively.  There is no assurance  that Seligman will continue this policy in the future.


EXAMPLES

The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. These examples assume that the applicable fee waivers and expense reimbursements provided by some of the Investment Options will continue for the periods shown. Premium taxes may be applicable and if they are, the expenses would be higher than shown. For additional information, see Section 5 - "Expenses" and the Investment Option prospectuses.

The Examples are based on the following assumptions:

o There are no premium taxes; and
o The entire Purchase Payment is allocated to the Investment Option listed and no transfers occur; and o The Income Date is also the Contract Date; and o The invested amount remains the same through the 10 years shown; and

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you make a full withdrawal at the end of each time period listed for Contracts with:

(a) A 20 year period certain option with an AIR of 5% (No Bonus and a mortality and expense risk charge of 1.40%).


(b) Annuity Option 2 - a Life Annuity with Death Benefit and Bonus and the Increased Annuity Payment Benefit with an AIR of 3.5% (mortality and expense risk charge of 2.40%) and the Annuitant is an 80 year old female at the Income Date (maximum Increased Annuity Payment Benefit charge). This example produces the highest total expense charges in the first 10 years of a Contract.






Investment Option                                1 Year            3 Years          5 Years          10 Years
------------------------------------------------------------------------------------------------------------------------------------

USAZ AIM Basic Value Fund                        (a)$113          (a)$141           (a)$164          (a)$205

                                                 (b) 120          (b) 180           (b) 228          (b) 314
------------------------------------------------------------------------------------------------------------------------------------

USAZ AIM Blue Chip Fund                          (a) 114          (a) 142           (a) 166          (a) 208

                                                 (b) 120          (b) 181           (b) 229          (b) 316
------------------------------------------------------------------------------------------------------------------------------------

USAZ AIM Dent Demographic Trends Fund            (a) 114          (a) 143           (a) 168          (a) 211

                                                 (b) 120          (b) 182           (b) 231          (b) 318
------------------------------------------------------------------------------------------------------------------------------------

USAZ AIM International Equity Fund               (a) 115          (a) 144           (a) 170          (a) 214

                                                 (b) 121          (b) 183           (b) 232          (b) 321
------------------------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and Income Fund     (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b)120           (b) 180           (b) 228          (b) 314
------------------------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Large Cap Growth Fund      (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b)120           (b) 180           (b) 228          (b) 314
------------------------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Technology Fund            (a) 115          (a) 144           (a) 170          (a) 214

                                                 (b)121           (b) 183           (b) 232          (b) 321
------------------------------------------------------------------------------------------------------------------------------------

Davis VA Financial Portfolio                     (a) 113          (a) 139           (a) 161          (b) 199

                                                 (b) 119          (b) 177           (b) 225          (b) 310
------------------------------------------------------------------------------------------------------------------------------------

Davis VA Value Portfolio                         (a) 112          (a) 135           (a) 156          (a) 192

                                                 (b) 118          (b) 175           (b) 220          (b) 305
------------------------------------------------------------------------------------------------------------------------------------

Dreyfus Small Cap Stock Index Fund               (a)109           (a) 129           (a) 146          (a) 175

                                                 (b) 116          (b) 169           (b) 212          (b) 293
------------------------------------------------------------------------------------------------------------------------------------

Dreyfus Stock Index Fund                         (a) 109          (a) 128           (a) 145          (a) 173

                                                 (b) 115          (b) 168           (b) 211          (b) 292
------------------------------------------------------------------------------------------------------------------------------------

Franklin Global Communications Securities Fund   (a) 109          (a) 128           (a) 144          (a) 172

                                                 (b) 115          (b) 168           (b) 210          (b) 291
------------------------------------------------------------------------------------------------------------------------------------

Franklin Growth and Income Securities Fund       (a) 109          (a) 127           (a) 143          (a) 169

                                                 (b) 115          (b) 167           (b) 209          (b) 289
------------------------------------------------------------------------------------------------------------------------------------

Franklin High Income Fund                        (a) 109          (a) 130           (a) 147          (a) 176

                                                 (b) 116          (b) 169           (b) 212          (b) 294
------------------------------------------------------------------------------------------------------------------------------------

Franklin Income Securities Fund                  (a) 109          (a) 127           (a) 143          (a) 171

                                                 (b) 115          (b) 167           (b) 210          (b) 290
------------------------------------------------------------------------------------------------------------------------------------

Franklin Large Cap Growth Securities Fund        (a) 111          (a) 133           (a) 153          (a) 186

                                                 (b) 117          (b) 173           (b) 218          (b) 301
------------------------------------------------------------------------------------------------------------------------------------

Franklin Real Estate Fund                        (a) 109          (a) 129           (a) 146          (a) 174

                                                 (b) 115          (b) 168           (b) 212          (b) 292
------------------------------------------------------------------------------------------------------------------------------------

Franklin Rising Dividends Securities Fund        (a)111           (a) 133           (a) 152          (a) 185

                                                 (b) 117          (b) 172           (b) 217          (b) 300
------------------------------------------------------------------------------------------------------------------------------------

Franklin Small Cap Fund                          (a) 111          (a) 133           (a) 152          (a) 185

                                                 (b) 117          (b) 172           (b) 217          (b) 300
------------------------------------------------------------------------------------------------------------------------------------

Franklin Small Cap Value Securities Fund         (a) 111          (a) 133          (a) 152           (a) 186

                                                 (b) 117          (b) 172           (b) 217          (b) 300
------------------------------------------------------------------------------------------------------------------------------------

Franklin U.S. Government Fund                    (a) 109          (a) 127           (a) 143          (a) 171

                                                 (b) 115          (b) 167           (b) 210          (b) 290
------------------------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2005                   (a) 110          (a) 131           (a) 149          (a) 180

                                                 (b) 116          (b) 170           (b) 214          (b) 296
------------------------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2010                   (a) 110          (a) 131           (a) 149          (a) 180

                                                 (b) 116          (b) 170           (b) 214          (b) 296
------------------------------------------------------------------------------------------------------------------------------------

Mutual Discovery Securities Fund                 (a)113           (a) 139           (a) 161          (a) 201

                                                 (b) 119          (b) 178           (b) 225          (b) 311
------------------------------------------------------------------------------------------------------------------------------------

Mutual Shares Securities Fund                    (a) 111          (a) 134           (a) 153          (a) 187

                                                 (b) 117          (b) 173           (b) 218          (b) 301
------------------------------------------------------------------------------------------------------------------------------------

Templeton Developing Markets Securities Fund     (a) 117          (a) 152           (a) 181          (a) 233

                                                 (b) 124          (b) 190           (b) 242          (b) 334
------------------------------------------------------------------------------------------------------------------------------------

Templeton Foreign Securities Fund                (a) 112          (a) 136           (a) 157          (a) 193

                                                 (b) 118          (b) 175           (b) 221          (b) 306
------------------------------------------------------------------------------------------------------------------------------------

Templeton Growth Securities Fund                 (a) 111          (a) 135           (a) 155          (a) 190

                                                 (b) 118          (b) 174           (b) 220          (b) 304
------------------------------------------------------------------------------------------------------------------------------------

USAZ Templeton Developed Markets Fund            (a) 115          (a) 144           (a) 170          (a) 214

                                                 (b) 121          (b) 183           (b) 232          (b) 321
------------------------------------------------------------------------------------------------------------------------------------

Jennison 20/20 Focus Portfolio                   (a) 115          (a) 146           (a) 172          (a) 219

                                                 (b)122           (b) 185           (b) 235          (b) 324
------------------------------------------------------------------------------------------------------------------------------------

SP Jennison International Growth Portfolio       (a) 118          (a) 153           (a) 183          (a) 237

                                                 (b)124           (b) 191           (b) 244          (b) 336
------------------------------------------------------------------------------------------------------------------------------------

SP Strategic Partners Focused Growth Portfolio   (a) 116          (a) 148           (a) 175          (a) 223

                                                 (b)122           (b) 186           (b) 237          (b) 327
------------------------------------------------------------------------------------------------------------------------------------

Oppenheimer Global Securities Fund/VA            (a) 110          (a) 131           (a) 150          (a) 181

                                                 (b) 116          (b) 171           (b) 215          (b) 297
------------------------------------------------------------------------------------------------------------------------------------

Oppenheimer High Income Fund/VA                  (a) 111          (a) 134           (a) 153          (a) 187

                                                 (b) 117          (b) 173           (b) 218          (b) 301
------------------------------------------------------------------------------------------------------------------------------------

Oppenheimer Main Street Growth & Income
    Fund/VA                                      (a) 110          (a) 132           (a) 151          (a) 183
                                                 (b) 117          (b) 172           (b) 216          (b) 299
------------------------------------------------------------------------------------------------------------------------------------

USAZ Oppenheimer Emerging Growth Fund            (a) 115          (a) 144           (a) 170          (a) 214

                                                 (b) 121          (b) 183           (b) 232          (b) 321
------------------------------------------------------------------------------------------------------------------------------------

PIMCO VIT High Yield Portfolio                   (a) 111          (a) 133           (a) 151          (a) 184

                                                 (b) 117          (b) 172           (b) 217          (b) 299
------------------------------------------------------------------------------------------------------------------------------------

PIMCO VIT StocksPLUS Growth & Income Portfolio   (a) 110          (a) 131           (a) 149          (a) 179

                                                 (b) 116          (b) 170           (b) 214          (b) 296
------------------------------------------------------------------------------------------------------------------------------------

PIMCO VIT Total Return Portfolio                 (a) 110          (a) 130           (a) 148          (a) 178

                                                 (b) 116          (b) 170           (b) 213          (b) 295
------------------------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Growth and Income Fund                (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b) 120          (b) 180           (b) 228          (b) 314
------------------------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Renaissance Fund                      (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b) 120          (b) 180           (b) 228          (b) 314
------------------------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Value Fund                            (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b) 120          (b) 180           (b) 228          (b) 314
------------------------------------------------------------------------------------------------------------------------------------

Seligman Small-Cap Value Portfolio               (a) 114          (a) 143           (a) 167          (a) 211

                                                 (b) 120          (b) 182           (b) 231          (b) 318
------------------------------------------------------------------------------------------------------------------------------------

USAZ Money Market Fund                           (a) 112          (a) 136           (a) 157          (a) 193

                                                 (b) 118          (b) 175           (b) 221          (b) 306
------------------------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Aggressive Growth Fund           (a) 115          (a) 144           (a) 170          (a) 214

                                                 (b) 121          (b) 183           (b) 232          (b) 321
------------------------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Comstock Fund                    (a) 114          (a) 143           (a) 168          (a) 211

                                                 (b) 120          (b) 182           (b) 231          (b) 318
------------------------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Emerging Growth Fund             (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b) 120          (b) 180           (b) 228          (b) 314
------------------------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth and Income Fund           (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b)120           (b) 180           (b) 228          (b) 314
------------------------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth Fund                      (a) 114          (a) 143           (a) 168          (a) 211

                                                 (b)120           (b) 182           (b) 231          (b) 318
------------------------------------------------------------------------------------------------------------------------------------


You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you do not make a full withdrawal at the end of each time period listed for Contracts with:

(a) A 20 year period certain option with an AIR of 5% (No Bonus and a mortality and expense risk charge of 1.40%).


(b) Annuity Option 2 - a Life Annuity with Death Benefit and Bonus and the Increased Annuity Payment Benefit with an AIR of 3.5% (mortality and expense risk charge of 2.40%) and the Annuitant is an 80 year old female at the Income Date (maximum Increased Annuity Payment Benefit charge). This example produces the highest total expense charges in the first 10 years of a Contract.









Investment Option                                1 Year            3 Years          5 Years          10 Years
------------------------------------------------------------------------------------------------------------------------------------

USAZ AIM Basic Value Fund                        (a)$23           (a) $66           (a)$103          (a)$174

                                                 (b) 41           (b) 115           (b) 177          (b) 283
------------------------------------------------------------------------------------------------------------------------------------

USAZ AIM Blue Chip Fund                          (a) 24           (a)  67           (a) 105          (a) 177

                                                 (b) 42           (b) 116           (b) 179          (b) 285
------------------------------------------------------------------------------------------------------------------------------------

USAZ AIM Dent Demographic Trends Fund            (a) 24           (a)  69           (a) 107          (a) 180

                                                 (b) 42           (b) 117           (b) 181          (b) 287
------------------------------------------------------------------------------------------------------------------------------------

USAZ AIM International Equity Fund               (a) 25           (a)  70           (a) 109          (a) 183

                                                 (b) 43           (b) 119           (b) 182          (b) 290
------------------------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and Income Fund     (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283
------------------------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Large Cap Growth Fund      (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283
------------------------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Technology Fund            (a) 25           (a)  70           (a) 109          (a) 183

                                                 (b) 43           (b) 119           (b) 182          (b) 290
------------------------------------------------------------------------------------------------------------------------------------

Davis VA Financial Portfolio                     (a) 22           (a)  63           (a)  99          (b) 168

                                                 (b) 40           (b) 113           (b) 174          (b) 278
------------------------------------------------------------------------------------------------------------------------------------

Davis VA Value Portfolio                         (a) 21           (a)  60           (a)  94          (a) 160

                                                 (b) 39           (b) 110           (b) 169          (b) 272
------------------------------------------------------------------------------------------------------------------------------------

Dreyfus Small Cap Stock Index Fund               (a) 19           (a)  53           (a)  84          (a) 142

                                                 (b) 37           (b) 103           (b) 160          (b) 260
------------------------------------------------------------------------------------------------------------------------------------

Dreyfus Stock Index Fund                         (a) 18           (a)  52           (a)  82          (a) 140

                                                 (b) 37           (b) 103           (b) 159          (b) 259
------------------------------------------------------------------------------------------------------------------------------------

Franklin Global Communications Securities Fund   (a) 18           (a)  52           (a)  82          (a) 139

                                                 (b) 36           (b) 102           (b) 158          (b) 258
------------------------------------------------------------------------------------------------------------------------------------

Franklin Growth and Income Securities Fund       (a) 18           (a)  51           (a)  80          (a) 137

                                                 (b) 36           (b) 101           (b) 157          (b) 256
------------------------------------------------------------------------------------------------------------------------------------

Franklin High Income Fund                        (a) 19           (a)  54           (a)  84          (a) 144

                                                 (b) 37           (b) 104           (b) 161          (b) 261
------------------------------------------------------------------------------------------------------------------------------------

Franklin Income Securities Fund                  (a) 18           (a)  51           (a)  81          (a) 138

                                                 (b) 36           (b) 102           (b) 158          (b) 257
------------------------------------------------------------------------------------------------------------------------------------

Franklin Large Cap Growth Securities Fund        (a) 20           (a)  58           (a)  91          (a) 154

                                                 (b) 38           (b) 108           (b) 166          (b) 268
------------------------------------------------------------------------------------------------------------------------------------

Franklin Real Estate Fund                        (a) 19           (a)  53           (a)  83          (a) 142

                                                 (b) 37           (b) 103           (b) 160          (b) 259
------------------------------------------------------------------------------------------------------------------------------------

Franklin Rising Dividends Securities Fund        (a) 20           (a)  57           (a)  90          (a) 153

                                                 (b) 38           (b) 107           (b) 166          (b) 267
------------------------------------------------------------------------------------------------------------------------------------

Franklin Small Cap Fund                          (a) 20           (a)  57           (a)  90          (a) 153

                                                 (b) 38           (b) 107           (b) 166          (b) 267
------------------------------------------------------------------------------------------------------------------------------------

Franklin Small Cap Value Securities Fund         (a) 20           (a)  58           (a)  90          (a) 153

                                                 (b) 38           (b) 107           (b) 166          (b) 268
------------------------------------------------------------------------------------------------------------------------------------

Franklin U.S. Government Fund                    (a) 18           (a)  51           (a)  81          (a) 138

                                                 (b) 36           (b) 102           (b) 158          (b) 257
------------------------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2005                   (a) 19           (a)  55           (a)  87          (a) 148

                                                 (b) 38           (b) 105           (b) 163          (b) 264
------------------------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2010                   (a) 19           (a)  55           (a)  87          (a) 148

                                                 (b) 38           (b) 105           (b) 163          (b) 264
------------------------------------------------------------------------------------------------------------------------------------

Mutual Discovery Securities Fund                 (a) 23           (a)  64           (a) 100          (a) 169

                                                 (b) 41           (b) 113           (b) 175          (b) 279
------------------------------------------------------------------------------------------------------------------------------------

Mutual Shares Securities Fund                    (a) 20           (a)  58           (a)  91          (a) 155

                                                 (b) 39           (b) 108           (b) 167          (b) 269
------------------------------------------------------------------------------------------------------------------------------------

Templeton Developing Markets Securities Fund     (a) 28           (a)  78           (a) 121          (a) 203

                                                 (b) 46           (b) 126           (b) 193          (b) 304
------------------------------------------------------------------------------------------------------------------------------------

Templeton Foreign Securities Fund                (a) 21           (a)  61           (a)  96          (a) 162

                                                 (b) 40           (b) 110           (b) 170          (b) 274
------------------------------------------------------------------------------------------------------------------------------------

Templeton Growth Securities Fund                 (a) 21           (a)  60           (a)  94          (a) 158

                                                 (b) 39           (b) 109           (b) 169          (b) 272
------------------------------------------------------------------------------------------------------------------------------------

USAZ Templeton Developed Markets Fund            (a) 25           (a)  70           (a) 109          (a) 183

                                                 (b) 43           (b) 119           (b) 182          (b) 290
------------------------------------------------------------------------------------------------------------------------------------

Jennison 20/20 Focus Portfolio                   (a) 25           (a)  72           (a) 112          (a) 188

                                                 (b) 43           (b) 121           (b) 185          (b) 293
------------------------------------------------------------------------------------------------------------------------------------
SP Jennison International Growth Portfolio       (a) 28           (a)  80           (a) 124          (a) 207

                                                 (b) 46           (b) 128           (b) 195          (b) 307
------------------------------------------------------------------------------------------------------------------------------------

SP Strategic Partners Focused Growth Portfolio   (a) 26           (a)  74           (a) 115          (a) 193

                                                 (b) 44           (b) 122           (b) 188          (b) 297
------------------------------------------------------------------------------------------------------------------------------------

Oppenheimer Global Securities Fund/VA            (a) 20           (a)  56           (a)  88          (a) 149

                                                 (b) 38           (b) 106           (b) 164          (b)265
------------------------------------------------------------------------------------------------------------------------------------

Oppenheimer High Income Fund/VA                  (a) 20           (a)  58           (a)  91          (a) 155

                                                 (b) 39           (b) 108           (b) 167          (b) 269
------------------------------------------------------------------------------------------------------------------------------------

Oppenheimer Main Street Growth & Income
    Fund/VA                                      (a) 20           (a)  57           (a)  89          (a) 151

                                                 (b) 38           (b) 106           (b) 165          (b) 266
------------------------------------------------------------------------------------------------------------------------------------

USAZ Oppenheimer Emerging Growth Fund            (a) 25           (a)  70           (a) 109          (a) 183

                                                 (b) 43           (b) 119           (b) 182          (b) 290
------------------------------------------------------------------------------------------------------------------------------------

PIMCO VIT High Yield Portfolio                   (a) 20           (a)  57           (a)  90          (a) 152

                                                 (b) 38           (b) 107           (b) 165          (b) 267
------------------------------------------------------------------------------------------------------------------------------------

PIMCO VIT StocksPLUS Growth & Income Portfolio   (a) 19           (a)  55           (a)  86          (a) 147
                                                 (b) 37           (b) 105           (b) 163          (b) 263
------------------------------------------------------------------------------------------------------------------------------------

PIMCO VIT Total Return Portfolio                 (a) 19           (a)  54           (a)  86          (a) 146

                                                 (b) 37           (b) 105           (b) 162          (b) 262
------------------------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Growth and Income Fund                (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283
------------------------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Renaissance Fund                      (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283
------------------------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Value Fund                            (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283
------------------------------------------------------------------------------------------------------------------------------------

Seligman Small-Cap Value Portfolio               (a) 24           (a)  68           (a) 107          (a) 180

                                                 (b) 42           (b) 117           (b) 180          (b) 287
------------------------------------------------------------------------------------------------------------------------------------

USAZ Money Market Fund                           (a) 21           (a)  61           (a)  96          (a) 162

                                                 (b) 40           (b) 110           (b) 170          (b) 274
------------------------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Aggressive Growth Fund           (a) 25           (a)  70           (a) 109          (a) 183

                                                 (b) 43           (b) 119           (b) 182          (b) 290
------------------------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Comstock Fund                    (a) 24           (a)  69           (a) 107          (a) 180

                                                 (b) 42           (b) 117           (b) 181          (b) 287
------------------------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Emerging Growth Fund             (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 34           (b)  99           (b) 156          (b) 272
------------------------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth and Income Fund           (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283
------------------------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth Fund                      (a) 24           (a)  69           (a) 107          (a) 180

                                                 (b) 42           (b) 117           (b) 181          (b) 287
------------------------------------------------------------------------------------------------------------------------------------



As of December 31, 2001, no Contracts had been sold. Therefore, Allianz Life has not provided Condensed Financial Information.

1. The USAllianz Income
Plus Immediate VARIABLE
ANNUITY CONTRACT
--------------------------------------------------------------------------------
The Contract is a single premium immediate variable annuity contract. An annuity is a contract between you, the Contract Owner, and an insurance company (in this case, Allianz Life), where the insurance company promises to pay you (or someone else you choose) (the "Payee) an income, in the form of Annuity Payments. You choose the frequency of these payments and the date the first Annuity Payment is made.

The Contract is called a variable annuity because you can choose among different Investment Options, and, depending upon market conditions, your payments can go up or down based on the Investment Options' investment performance. The Investment Options are designed to offer a better return than the Fixed Account. However, this is not guaranteed. Your payments may go up or down based on the investment performance of the Investment Option(s) you select, subject to the stabilization process.

The Contract is an "immediate annuity" because the Annuity Payments must begin no later than 60 days after we allocate your Purchase Payment. This is called the Income Date.

The Contract benefits from tax deferral. Tax deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

Certain Contract features may not be available in all states.


2. ANNUITY PAYMENTS
-------------------------------------------------------------------------------

The Payee can begin to receive regular income payments under the Contract as long as the Annuitant or any Joint Annuitant are alive on the Income Date. All tax reporting is based on the Contract Owner. We call the date the Annuity Payments begin the Income Date. We ask you to choose your Income Date when you purchase the Contract. The Income Date must be the first or fifteenth day of a calendar month and must not be later than 60 days from the day we first allocate your Purchase Payment.

You can choose the frequency of the Annuity Payments (for example, monthly, quarterly, semi-annually, or annually), and whether your Annuity Payments are fixed, variable or a combination of both. If you choose variable payments, the amount of each payment will vary with the investment performance of the Investment Options subject to the stabilization process. The stabilization process is designed to keep your Annuity Payments equal during an Income Year and to limit the variation in your Annuity Payments from Income Year to Income Year.

The number of Annuity Payments may depend on how long the Annuitant or Joint Annuitant, if any, lives. It is possible that the sum of Annuity Payments received may be less than the Purchase Payment, except for Annuity Option 5, Refund Life Annuity. However, there are death benefits available under Annuity Options 2, 4 and 6. (See "Annuity Options" below.)

We will make payments under the Contract within seven days of the request for payment. We will not pay interest on amounts represented by uncashed Annuity Payment checks if postal or other delivery service is unable to deliver checks to the Payee's address of record. Uncashed variable payments will not participate in the performance of the Investment Options. The Payee is responsible for keeping us informed of his or her current address of record. We recommend using electronic funds transfer (EFT) to receive the Annuity Payments whenever possible.

Annuity Payments may be subject to income taxation.

CALCULATION OF ANNUITY PAYMENTS

Annuity Payments are equal to the sum of:

o        the fixed Annuity Payments;
o        the variable Annuity Payments; and
o        the bonus amount, if applicable.

If the Increased Payment Rider is selected, the Annuity Payment is reduced by the rider's charges. (See "Increased Annuity Payment Rider").

Fixed Payments

If you allocate to the Fixed Account, the amount of the portion of your Annuity Payment the Payee receives from the Fixed Account (the "fixed Annuity Payment") will be the same dollar amount unless adjusted by any Income Change Factors. Any portion of your Purchase Payment allocated to the Fixed Account will always remain allocated to fixed Annuity Payments. Any transfers to the Fixed Account will likewise remain allocated to fixed Annuity Payments.

Variable Payments

The amount of the variable portion of your Annuity Payment (the "variable Annuity Payment") on the Income Date and each Income Date Anniversary is the Stabilized Payment.

Supportable Annuity Payments

The Supportable Payment is the variable Annuity Payment the Payee would have received from the Investment Options if there were no stabilization process. To calculate the Supportable Payment, we start with the Base Annuity Payment. The first variable Base Annuity Payment is calculated on the Annuity Calculation Date, based on:

o Your Contract Value allocated to the Investment Options, minus any premium taxes (see "Purchase--Contract Value Before Annuity Calculation Date.");
o The Annuitant's (and Joint Annuitant's if any) Age and sex; o The Annuity Option you select; o The frequency of payments you select; o The AIR; and o The Income Date.

Once we have calculated the first variable Base Annuity Payment, we credit your Contract with a fixed number of Annuity Units in each Investment Option you select. We do this by allocating the first variable Base Annuity Payment amount among the Investment Options according to your instructions, and dividing the amount allocated to each Investment Option by the Annuity Unit value for that Investment Option on the Annuity Calculation Date. The number of Annuity Units in your Contract remains the same unless changed by any of the Income Change Factors or by transfers among the Investment Options. The amount of the Supportable Annuity Payment is equal to the Annuity Units in each Investment Option multiplied by the corresponding Annuity Unit Values, summed over all the Investment Options. The Supportable Payment in the Investment Options will change based on the change in value of the Annuity Units credited to your Contract. The amount of each change will depend on how the Annuity Units in your Contract perform as compared to your AIR. If the performance of the Annuity Units exceeds the AIR, the Supportable Payments will increase. If the performance of the Annuity Units is less than the AIR, the Supportable Payments will decrease.

Stabilization Process: Stabilized Payments and Guaranteed Minimum Income

The Payee will receive Stabilized Payments. These payments are held constant during each Income Year instead of moving up or down to reflect actual investment performance. Also, from one Income Year to the next, the Stabilized Payment will not change by more than 10% except due to any of the Income Change Factors or to an increase due to the Stabilization Account reaching its cap (80% of the Purchase Payment).

We also guarantee you a minimum income through the stabilization process. If you choose an AIR of 5%, each Stabilized Payment is guaranteed to be at least 85% of the first Stabilized Payment to the end of the Specified Period Certain or the Life Expectancy Period, as applicable. If you choose an AIR of 3.5%, the guarantee percentage is 100%. If you change your death benefit selection, make a partial withdrawal, or make a transfer from the Investment Options to the Fixed Account, the minimum income guarantee is proportionately adjusted on the next Annuity Payment date after the change. The new guarantee is the previous guarantee times the ratio of the new Supportable Payment to the Supportable Payment if such change did not occur. After the Life Expectancy Period, the Stabilized Payment is guaranteed to be at least the guaranteed minimum income at that time times the Life Expectancy Adjustment.

During the first Income Year, each Stabilized Payment will equal the first variable Base Annuity Payment. On each Income Date Anniversary, a new Stabilized Payment is determined based on the performance of the Eligible Investment Options in which your Purchase Payment is allocated. You will be notified of the new amount for the upcoming year.

The calculation of the new Stabilized Payment at the beginning of each Income Year starts with the Supportable Payment. The Supportable Payment in each Investment Option is equal to the Annuity Units times the Annuity Unit values. The Supportable Payment is the sum of the Supportable Payments in all of the Investment Options. The Supportable Payment in the Investment Options will change based on the change in value of the Annuity Units credited to your Contract. The amount of each change will depend on how the Annuity Units in your Contract perform as compared to your AIR. If the performance of the Annuity Units exceeds the AIR, the Supportable Payment will increase. If the performance of the Annuity Units is less than the AIR, the Supportable Payments will decrease.

We then add the Stabilization Account Value (as calculated below) to the Supportable Payment. We make adjustments to this sum such that the sum cannot be greater than the previous year's Stabilized Payment if the annualized return in the underlying Investment Options is less than the AIR. The annualized return is equal to the weighted average annualized return of all Investment Options.

If the annualized return is greater than or equal to the AIR, the sum of the Stabilization Account Value and the Supportable payment cannot be less than the previous year's Stabilized Payment and cannot be greater than the previous year's Stabilized Payment multiplied by the ratio of (a)/(b), where (a) is 1 + the annualized return and (b) is 1 + the AIR.

The Stabilized Payment is equal to this adjusted sum and then adjusted again such that: o The Stabilized Payment cannot be greater than 110% of the previous year's Stabilized Payment; o The Stabilized Payment cannot be less than 90% of the previous year's Stabilized Payment; o The Stabilized Payment cannot be less than the guaranteed minimum income payment described above.

The amount of the Stabilization Account is calculated as follows. On the Income Date, the Stabilization Account is equal to zero. During the Income Year, the Stabilization Account increases with the excess of the Supportable Payment over the Stabilized Payment and decreases with the excess of the Stabilized Payment over the Supportable Payment. An increase to the Stabilization Account is allocated among the Investment Options in the same percentages as the Supportable Payment. A decrease to the Stabilization Account is allocated among the Investment Options pro-rata based on the Stabilization Account Values in the Investment Options you have selected. The Stabilization Account, when positive, is credited with the daily investment gains or losses of the underlying Investment Options. The Stabilization Account, when negative, does not get charged with any daily investment gains or losses. When the value of the Stabilization Account exceeds 80% of the Purchase Payment, any excess determined at the next Annuity Payment date will be paid to the Payee along with the Annuity Payment.

The SAI includes examples of how the Stabilized Payments and the Stabilization Account Values are calculated.

ANNUITY OPTIONS

You can choose among income plans. We call these Annuity Options. Some of these options may not be available in some states. In addition to the Annuity Options set forth below, you can also choose any other Annuity Option that you and Allianz Life agree to. Once Annuity Payments begin, you cannot change the Annuity Option except to change your death benefits (See "Death Benefits under Options 2 and 4).

OPTION 1. Life Annuity. Under this option, we will make periodic Annuity Payments so long as the Annuitant is alive. We will stop making Annuity Payments effective on the date the Annuitant dies. Any payments made after the death of the Annuitant will be recouped. You can make a full withdrawal at certain times as described below. As of the date Allianz Life receives due proof of the Annuitant's death and a payment election form at the Service Center, any positive amount in the Stabilization Account will be paid to the Beneficiary in a lump sum.

With this Annuity Option, you bear the risk that only one (or a few) Annuity Payments will be made if the Annuitant dies shortly after the Annuity Payments begin.

OPTION 2. Life Annuity with Death Benefit. Under this option, we will make periodic Annuity Payments so long as the Annuitant is alive. After the Annuitant dies, we will stop making Annuity Payments. You can make a full or partial withdrawal anytime until 30 days after the end of the Life Expectancy Period as described below. Your Beneficiary will receive the death benefit in a lump sum upon the Annuitant's death. Death benefits are calculated as of the date Allianz Life receives Due Proof of Death of the Annuitant and a payment election form at the Service Center.

OPTION 3. Joint and Last Survivor Annuity. Under this option, we will make periodic Annuity Payments during the joint lifetime of the Annuitants. When one of the Annuitants dies, we will continue to make Annuity Payments during the surviving Annuitant's life. The amount of the Annuity Payments we will make to the Joint Annuitant can be equal to 100%, 75% or 50% of the amount that was being paid when both Annuitants were alive. You choose this percentage when you apply for the Contract. You can make a full withdrawal at certain times as described below. As of the date Allianz Life receives Due Proof of Death of the last surviving Annuitant and the payment election form at the Service Center, any positive amount in the Stabilization Account will be paid to the Beneficiary in a lump sum. The Annuity Payments will end as of the date the last surviving Annuitant dies. Any payments made after the death of the last surviving Annuitant will be recouped.

OPTION 4. Joint and Last Survivor Annuity with Death Benefit. Under this option, we will make periodic Annuity Payments during the joint lifetime of the Annuitants. When one of the Annuitants dies, we will continue to make Annuity Payments during the life of the surviving Annuitant. The amount of the Annuity Payments we will make to the Joint Annuitant can be equal to 100%, 75% or 50% of the amount that was being paid when both Annuitants were alive. You choose this percentage when you apply for the Contract. You can make a full or partial withdrawal anytime until 30 days after the end of the Life Expectancy Period as described below. Your Beneficiary will receive the death benefit in a lump sum upon the last Annuitant's death. Death benefits are calculated as of the date Allianz Life receives Due Proof of Death of the last Annuitant and a payment election form at the Service Center.

OPTION 5. Refund Life Annuity. Under this option, we will make periodic Annuity Payments during the Annuitant's lifetime. We will stop making Annuity Payments as of the date the Annuitant dies. Any payments made after the death of the Annuitant will be recouped. If the value of the Annuity Payments made is less than the value applied to the Annuity Option, then the Beneficiary will receive a lump sum refund plus any positive Stabilization Account Value. For a Fixed Annuity, the amount of the refund will be any excess of the value applied under this Option over the sum of all fixed Base Annuity Payments made under this Option. For a Variable Annuity, the amount of the refund will depend on the current Investment Option allocation and will be the sum of Refund Amounts attributable to each Investment Option. The Refund Amount for a given Investment Option is calculated using the following formula:

        (1) x {[(2) x (3) x (4)/(5)] - [(4) x (6)]}

where: (1) = Annuity Unit value of that given Investment Option when claim requirements are received.
        (2) = The Contract Value (minus any premium taxes) allocated to the Investment Options on the Annuity Calculation Date (3) = Allocation percentage in that given Investment Option (in decimal form) when claim requirements are received. (4) = Current number of Annuity Units used in determining each Base Annuity Payment attributable to that given Subaccount. (5) = Dollar value of first Base Annuity Payment.
        (6) = Number of Annuity Payments made since the Income Date.

This calculation will be based upon the allocation of Annuity Units actually in-force at the time claim requirements are received at the Service Center. We will not pay a refund if the total refund determined using the above calculations is less than or equal to zero.

You can make a full withdrawal at certain times. (See "Access to Your Money.")

OPTION 6. Specified Period Certain Annuity. This Option is available only with the 5% AIR. Under this option, we will make periodic Annuity Payments for a specified period that you choose. The minimum period is 10 years (you must use whole numbers of years). If at the time all Annuitants have died, we have made Annuity Payments for less than the selected guaranteed period, we will continue to make Annuity Payments to the Beneficiary for the rest of the guaranteed period. The Beneficiary can elect to take a lump sum in lieu of continuing the payments. The lump sum is equal to the Withdrawal Value except that only positive Stabilization Account Values are included. The death benefit, described below, is as of the date Allianz Life receives Due Proof of Death of the Annuitant and a payment election form at the Service Center.

BONUS

Under the life income plans, if the Annuitant is under Age 75 on the Income Date, you can choose to include a bonus which will increase the Annuity Payments in the first 10 Income Years. The increased amount would be 10% of the first Base Annuity Payment for Ages up through 70 and 5% if Annuitant Age on Income Date is 71 to 74. The bonus will be treated as taxable income when paid and may be subject to a 10% penalty tax if paid before you are age 59 1/2. You should consult a tax adviser before taking this option.

If you choose to take the bonus option, your mortality and expense risk charge increases by 1%. If you choose the bonus option, the actual income payments will be higher in the first 10 years and lower after the tenth year than they would otherwise have been without the bonus feature. The amount of the bonus credit may be more than offset by the higher mortality and expense risk charge. There may be circumstances where you may be worse off for having a bonus as there may be tax consequences (see above paragraph) and there is less long term inflation protection as the future Annuity Payments will be smaller. Because the Annuity Payments will be smaller, the Withdrawal Values (which are a factor of the Annuity Payments) will also be smaller. Electing the bonus option will be beneficial for you only if the investment performance of the Investment Options and the rate of return in the Fixed Account, are great enough to compensate for the reduction in future payments and Withdrawal Values resulting from the higher mortality and expense risk charges.

INCREASED ANNUITY PAYMENT RIDER

An Increased Annuity Payment Rider is available if you choose a lifetime Annuity Option (Options 1-5), you are the Annuitant, and you are Age 80 or younger on the Income Date. The Rider can only be selected before the Income Date. There is a charge per $100 of your basic Annuity Payment (defined below). This rider makes you eligible to receive increased annuity payments if you become disabled. The amount of the increased payment varies, depending on your Age on the Income Date and the amount of help you will need to perform daily activities. The increased annuity payment benefit charge per $100 of basic Annuity Payment currently ranges from $0.70 to $7.38, with the maximum charge ranging from $0.95 to $9.97. If the Contract is owned by Joint Owners or if there are joint annuitants, then each owner must be an Annuitant and both Annuitants must be Age 80 or younger in order to purchase this benefit. If the Contract is owned by Joint Owners or by a non-natural person, then all references to you mean the Annuitant.

This benefit may not be available or may be restricted in some states. (Check with your registered representative.)

To receive increased Annuity Payments under this benefit, disability must occur at least two years after the Income Date. Benefits will continue as long as the impairment lasts or until the Contract terminates, whichever occurs first. The benefit is a constant percentage of the basic Annuity Payment. If you elected to receive payments on a fixed basis, the basic Annuity Payment is the Base Annuity Payment as of the date the charge or the benefit is calculated. If you elected to receive payments on a variable basis, the basic Annuity Payment is the number of Annuity Units in the Annuity Payment as of the date the charge or the benefit is calculated multiplied by the value of the Annuity Unit on the Income Date. For purposes of this benefit, the maximum basic Annuity Payment is $10,000.

The amount of the increased payment is 30% or 60% (20% or 40% if you are Age 75 or older on the Income Date), depending on the level of impairment, as described in the Contract. The levels are defined by the amount of help you need to perform daily activities, as set forth in your Contract.

To request increased Annuity Payments, we must receive, at the Service Center, a completed request form which details the level of impairment as explained in your Contract.

If a request is approved, benefits will begin with the first Annuity Payment made 90 days after the request is filed.

The charges for this rider are deducted from the Annuity Payments, but do not reduce the amount of the Annuity Payment that is taxed. This means that the charges are after-tax deductions. Allianz Life believes that the benefit payments from this rider should be excludable from income under Internal Revenue Code section 104(c )(3).

WITHDRAWAL VALUES ON OR AFTER THE ANNUITY CALCULATION DATE

The following Withdrawal Values are available to you:

Withdrawal Values Under Annuity Options 1, 3 and 5

If the Annuitant is under Age 75 on the Income Date, then you can make a full withdrawal:

o Within 30 days before or after the tenth Income Date Anniversary, for an amount equal to the Stabilization Account Value plus the Payment Withdrawal Value. The variable Payment Withdrawal Value is equal to the current amount of the Supportable Payment multiplied by a factor specified in the Contract. The factors will differ by the AIR, the Age on the Income Date and gender of the Annuitant(s), and the Annuity Option chosen. Sample factors are provided in Appendix B. In the Fixed Account, the Payment Withdrawal Value is the amount specified in the Contract multiplied by the MVA factor. (See Appendix C.) The Payment Withdrawal Value in the Fixed Account will never be less than the Fixed Account Minimum Withdrawal Value. (See "Index of Terms - Fixed Account Minimum Withdrawal Value.")

o Within 30 days before or after the end of the Life Expectancy Period, as defined in the Contract, for an amount equal to the Stabilization Account Value plus a Payment Withdrawal Value that currently is equal to 4 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. We reserve the right to change this Payment Withdrawal Value, but it will never be less than 2 times the sum of the current amount of the Supportable Payment and of any fixed payment. If we do change the available Payment Withdrawal Value, we will give you notice with the next Annuity Payment.

If you choose to add a death benefit under Options 1 or 3 as described below, the amount of the Withdrawal Values available will continue to be the amounts under the corresponding Annuity Option without the death benefit.

If the Annuitant is Age 75 to 80 on the Income Date, then you can make a full withdrawal within 30 days before or after the end of the Life Expectancy Period, as defined in the Contract. Currently, you can withdraw the Stabilization Account Value plus the Payment Withdrawal Value equal to 4 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. We reserve the right to change this Payment Withdrawal Value, but it will never be less than 2 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. If we do change the available Payment Withdrawal Value, we will give you notice with the next Annuity Payment.

If the Annuitant is Age 81 to 90 on the Income Date, then you can make a full withdrawal within 30 days before or after the end of the Life Expectancy Period, as defined in the Contract. You can withdraw the Stabilization Account Value plus the Payment Withdrawal Value equal to 2 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment.

Partial withdrawals are not available under Annuity Option 1, 3 or 5. (See "Access to Your Money.")

Withdrawal Values Under Annuity Options 2 and 4

You can make a full withdrawal of the Withdrawal Values described below.

If the Annuitant is under Age 75 on the Income Date, then

o Anytime on or before the tenth Income Date Anniversary, the Withdrawal Value is equal to the Stabilization Account Value plus the Payment Withdrawal Value. The variable Payment Withdrawal Value is equal to the current amount of the Supportable Payment multiplied by a factor specified in the Contract. The factors will differ by the AIR, the Age on the Income Date and gender of the Annuitant(s), the Income Year,and the Annuity Option chosen. Sample factors are provided in Appendix B. In the Fixed Account, the Payment Withdrawal Value is the amount specified in the Contract multiplied by the MVA factor. (See Appendix C.) The Payment Withdrawal Value in the Fixed Account will never be less than the Fixed Account Minimum Withdrawal Value. (See "Index of Terms - Fixed Account Minimum Withdrawal Value.")

o Within 30 days after the end of the Life Expectancy Period, as defined in the Contract, the Withdrawal Value currently is equal to the Stabilization Account Value plus a Payment Withdrawal Value equal to 4 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. We reserve the right to change this Payment Withdrawal Value, but it will never be less than 2 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. If we do change the available Payment Withdrawal Value, we will give you notice with the next Annuity Payment.

o Anytime between the tenth Income Date Anniversary and the end of the Life Expectancy Period, the Withdrawal Value is equal to the Stabilization Account Value and the Payment Withdrawal Value at the end of the tenth Income Anniversary, decreasing on each Annuity Payment date (starting with the Annuity Payment in the beginning of the eleventh Income Year), grading linearly to the Payment Withdrawal Value at the end of the Life Expectancy Period.

If you change the death benefit as described below, Withdrawal Values will thereafter only be available as provided under the corresponding Annuity Option without the death benefit as described above.

If the Annuitant is Age 75 to 80 on the Income Date, then a Withdrawal Value is available within 30 days before or after the end of the Life Expectancy Period, as defined in the Contract. The Withdrawal Value currently is equal to the Stabilization Account Value plus the Payment Withdrawal Value equal to 4 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. We reserve the right to change this Payment Withdrawal Value, but it will never be less than 2 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. If we do change the available Payment Withdrawal Value, we will give you notice with the next Annuity Payment.

If the Annuitant is Age 81 to 90 on the Income Date, then a Withdrawal Value is available within 30 days before or after the end of the Life Expectancy Period, as defined in the Contract. The Withdrawal Value is equal to the Stabilization Account Value plus the Payment Withdrawal Value of 2 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment.

Additional Withdrawal Values are also available before the periods described above if an Annuitant is older than Age 75. The Withdrawal Value immediately after the first Annuity Payment is equal to the sum of the Stabilization Account Value and the Payment Withdrawal Value equal to a factor specified in the Contract times the current amount of the Supportable Payment. Thereafter, the Withdrawal Value is equal to the sum of the Stabilization Account Value plus the Payment Withdrawal Value as of the date immediately after the first Annuity Payment, decreasing on each Annuity Payment date (starting with the second Annuity Payment), grading linearly to the Payment Withdrawal Value at the end of the Life Expectancy Period.

Under Annuity Options 2 and 4, you can make a partial withdrawal anytime up to the Withdrawal Value less any positive Stabilization Account Value. (See "Access to Your Money.")

Withdrawal Values Under Annuity Option 6

At any time, under Option 6, you can make a full withdrawal of the Withdrawal Value. The Withdrawal Value is equal to the sum of the Stabilization Account Value and the Payment Withdrawal Value. The variable Payment Withdrawal Value is equal to the current amount of the Supportable Payment multiplied by a factor specified in the Contract which varies by Income Year. Sample factors are provided in Appendix B. In the Fixed Account, the Payment Withdrawal Value is the amount specified in the Contract multiplied by the MVA factor. (See Appendix C.) The Payment Withdrawal Value in the Fixed Account will never be less than the Fixed Account Minimum Withdrawal Value. (See "Index of Terms - Fixed Account Minimum Withdrawal Value.")

The withdrawal charge, equal to the difference between the present value of remaining payments using the Assumed Investment Return (AIR) and the actual Payment Withdrawal Value, is capped at 9% of the Purchase Payment.

Under Annuity Option 6, you can make a partial withdrawal anytime up to the Withdrawal Value less any positive Stabilization Account Value. (See "Access to Your Money.")

Partial Withdrawals

Partial withdrawals have the effect of reducing the amount of future Annuity Payments. The Base Annuity Payment will be reduced by a percentage equal to the amount of the partial withdrawal divided by the full Payment Withdrawal Value at that time. For example, if your full Payment Withdrawal Value is equal to $20,000, you were receiving Base Annuity Payments of $500, and you take a partial withdrawal of $5,000, the Base Annuity Payment after the withdrawal will be reduced to $375 ($500 x (1-5,000/20,000) = $375). For Annuity Payments in the Investment Options, this is accomplished through a proportional reduction in the number of Annuity Units.

Income taxes and tax penalties may apply to any withdrawals you make.

Access to amounts in a Qualified Contract may be restricted or prohibited. Moreover, your right to make full or partial withdrawals is subject to any restriction imposed by applicable law or employee benefit plans.

We will pay any amounts withdrawn from the Investment Options within seven days. However, we may suspend or postpone payment from the Fixed Account under certain conditions. (See "Access to Your Money.")

DEATH BENEFITS UNDER OPTIONS 2 AND 4

Choosing Annuity Options 2 and 4 will provide you with a death benefit and more substantial Withdrawal Values but also decreases your Annuity Payment.. The death benefit is equal to the Withdrawal Values (calculated as described above), except that only positive Stabilization Account Values and positive MVA's are included.

Within 30 days of each Income Year Anniversary when a Payment Withdrawal Value is available, you can request cancellation of the death benefit. If you do, your payments will increase to reflect the elimination of the death benefit. Your Annuity Units and your fixed Base Annuity Payments will increase such that the underlying value of the Contract remains the same. Any bonus amount does not change.

If the Annuitant is younger than age 75 on the Income Date and you had chosen Annuity Option 1 or 3, you can also choose to add the death benefit available under Options 2 and 4 within 30 days of the tenth Income Year Anniversary. If you do, the Payment Withdrawal Value component of the death benefit as of the tenth Income Year Anniversary is equal to the amount available at that time if you did not add the death benefit. Your Annuity Units and your fixed Base Annuity Payments will decrease such that the underlying value of the Contract remains the same.

If you choose to change the death benefit and you are not yet 59 1/2 years old or you have not passed your 5th Income Year Anniversary (whichever is later),, this modification may subject previous Annuity Payments to a 10% tax penalty plus interest for the tax years in which the tax should have been paid. You should consult your tax advisor before making this choice.

LIFE EXPECTANCY ADJUSTMENT

With life income plans (Annuity Options 1-5), the Annuity Payment is adjusted by the percentage specified in the Contract at the end of the Life Expectancy Period. This is called the Life Expectancy Adjustment. The percentage reflects our expectation of improvements in life expectancy. These percentages and the Life Expectancy Periods for each individual age of the Annuitant at Income Date are shown in Appendix A. These are also shown for sample joint ages in Appendix
A. However, we may choose to increase the Annuity Payments above that specified in the Contract based on the life expectancy estimates at that time. We will treat any such increases as amounts not received as an annuity for federal income tax purposes. As such, the amount of any increase will be treated as taxable income to you when paid.

In some states, there is no Life Expectancy Adjustment. However, in these states, the life income plans end at Age 100 and Options 1 to 5 are renamed to specify that the Annuity Option is to Age 100 (e.g. Option 1 - Life Annuity to
100).


3. PURCHASE
--------------------------------------------------------------------------------

PURCHASE PAYMENT

The Purchase Payment is the money you put into the Contract. The minimum payment Allianz Life will accept is $35,000. The Contract is a single payment Contract; you cannot add money to your Contract after the Annuity Calculation Date. If you purchase more than one Contract, the Purchase Payment for each Contract does not need to be $35,000 if the average Purchase Payment for each Contract is $35,000 or more. The maximum cumulative amount we will accept without prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities). This product is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

The Contract may be used in connection with certain tax qualified retirement plans. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. Accordingly, if you are purchasing the Contract through a qualified plan, you should consider purchasing this Contract for its Death Benefit, annuity benefits, and other non-tax-deferral related benefits. Please consult a tax advisor for information specific to your circumstances to determine whether the Contract is an appropriate investment for you.

ALLOCATION OF PURCHASE PAYMENT

Once we receive your Purchase Payment and your application, in good order, at the Service Center, we will issue your Contract and allocate your Purchase Payment within 2 Business Days. If your application is not in good order (i.e., we do not have all of the information we need), we will contact you or your registered representative to get the required information. If, for some reason, we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. Our Business Day closes when the New York Stock Exchange closes for regular trading, which is usually at 4:00 p.m. Eastern Time. (After the Contract is issued, we will invest the amount of Purchase Payments we receive at our Service Center before the Annuity Calculation Date, that you allocate to one or more of the Investment Options you have selected, on the Business Day we receive your payment.)

If you want any portion of the Purchase Payment to be allocated to the Fixed Account, we will temporarily allocate it to the USAZ Money Market Fund until the Annuity Calculation Date. We ask that you allocate your money in percentages that are whole numbers that total 100%. We may, in the future, limit the number of Investment Options that you may invest in at one time (Such restrictions may not apply in some states).

TAX-FREE SECTION 1035 EXCHANGES

You generally can exchange one annuity contract for another annuity contract in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the contract described in this prospectus: you might have to pay a withdrawal charge on your old contract, there will be new withdrawal charges for the new contract, other charges under the new contract may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange another contract for this one unless you determine that the exchange is in your best interest.

For purposes of determining whether an annuity contract qualifies as an immediate annuity, the IRS has ruled that where an immediate annuity is received in exchange for a deferred annuity contract in a Tax Code section 1035 exchange, the purchase date of the contract will be deemed to be the date the deferred annuity was purchased. This might cause the contract to fail to qualify as an immediate annuity, and the contract will be subject to the 10% penalty tax unless one of the other exceptions to the penalty applies.

FAXED APPLICATIONS

Allianz Life will accept Contract applications delivered in writing, as well as via fax. A manually signed faxed application will be treated as an application delivered in writing. We do not currently accept applications delivered via e-mail or web site, or other electronic communications.

FREE LOOK

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state). To cancel the Contract, you must send a written request for cancellation and the returned Contract to us at the Service Center before the end of the right to examine period. You may fax your request and the Contract to the Service Center. If you fax your Contract, you also must return the Contract to us by mail.

Where permitted by state law, you will receive back the value of your Contract as of the day we receive your request at our Service Center. This may be more or less than your Purchase Payment. In certain states, or if you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment (less any Annuity Payments already paid to you) if you decide to cancel your Contract within 10 days after receiving it (or the period required in your state). If that is the case, we reserve the right to allocate your Purchase Payment to the USAZ Money Market Fund for 15 days after we receive it. (In some states, the period may be longer.) At the end of that period, we will re-allocate your money as you selected. Currently, we will allocate the Purchase Payment to the investment choice(s) you have selected except for the portion of your Purchase Payment you allocated to the Fixed Account as indicated in the "Allocation of Purchase Payment" section above.

We will pay the refund within 7 days after we receive your Contract and written request for cancellation of the Contract at the Service Center. The Contract will be void once we issue your refund.

CONTRACT VALUE BEFORE THE ANNUITY CALCULATION DATE

When you make a purchase payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment allocated to an Investment Option. The number of Accumulation Units we credit your Contract with is determined by dividing the amount of the Purchase Payment allocated to an Investment Option by the value of the corresponding Accumulation Unit.

Example:

On Wednesday, we receive a Purchase Payment of $35,000 from you. When the New York Stock Exchange closes for regular trading on that Business Day, we determine that the value of an Accumulation Unit based on an investment in the Investment Option you chose is $12.50. We then divide $35,000 by $12.50 and credit your Contract on Wednesday night with 2,800 Accumulation Units.

Every Business Day, we determine the value of an Accumulation Unit for each Investment Option by multiplying the Accumulation Unit value for the previous period by an investment factor for the current period. The factor is determined by:

o dividing the value of an Investment Option at the end of the current period by the value of that Investment Option for the previous period; and

o multiplying that figure by one minus the daily amount of the mortality and expense risk charge and any charges for taxes.

The value of an Accumulation Unit may go up or down from Business Day to Business Day.

Until the Annuity Calculation Date, the value of your Contract is measured by the Contract Value. Your Contract Value on each Business Day is equal to the value of your Contract attributable to each Investment Option, measured in each case by the number of Accumulation Units in each Investment Option, multiplied by the corresponding Accumulation Unit Value. Contract Values before the Annuity Calculation Date cannot be allocated to the Fixed Account. During the life of the Contract, Accumulation Units also are used in calculating the value of the Stabilization Account. (See "Annuity Payments - Stabilized Payments and Guaranteed Minimum Income.")

On the Annuity Calculation Date, we determine the number of Annuity Units in each Investment Option you selected. Until the end of the Life Expectancy Period or the death of one of the Annuitants under Options 3 and 4 (if you chose a lower payment to the surviving Annuitant), the number of Annuity Units will remain the same unless a transfer, a withdrawal or a change of a death benefit is made. The change in the number of Annuity Units due to a transfer is equal to the amount being transferred divided by the Annuity Unit value in the affected Investment Options. A partial withdrawal will reduce the number of Annuity Units in each Investment Option in the same proportion as the partial withdrawal is to the full Withdrawal Value. A death benefit cancellation will increase the number of Annuity Units. The revised number of Annuity Units in each Investment Option is calculated by taking the current reserves for the immediate annuity in that Investment Option, dividing by the reserve factor corresponding to the new life income stream without the death benefit, and then dividing that by the Annuity Unit Value. A death benefit addition will decrease the number of Annuity Units. The revised number of Annuity Units is calculated the same way as for a death benefit cancellation. At the end of the Life Expectancy Period, the Annuity Units are reduced by the Life Expectancy Adjustment, if any.


4. INVESTMENT OPTIONS
--------------------------------------------------------------------------------


The Contract offers the Investment Options listed in the following table. Each Investment Option has its own investment objective. The Contract also offers as an investment choice the Fixed Account of Allianz Life. Additional Investment Options may be available in the future. In the future, we also may eliminate Investment Options.

We place limits on your ability to invest in the Limited Investment Options. Up to 25% of the Payment Contract Value can be invested in the Limited Investment Options if you chose an AIR of 3.5%. The maximum percentage of Payment Contract Value invested in the Limited Investment Options is 10% if you chose an AIR of 5%.

The Limited Investment Options are:

     USAZ Money Market Fund, Franklin High Income Fund, Franklin Income Securities Fund, Franklin Real Estate Fund, Franklin U.S. Government Fund, Franklin Zero Coupon Fund 2005, Franklin Zero Coupon Fund 2010, Oppenheimer High Income Fund/VA, PIMCO VIT High Yield Portfolio, and the PIMCO VIT Total Return Portfolio.

We may add to, substitute or remove Investment Options from this list in the future.

You should read the Investment Option prospectuses carefully. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Option prospectuses. To obtain a current prospectus for any of the Investment Options call your financial adviser or USAllianz at 1-800-542-5427. Copies of the Investment Option prospectuses will be sent to you with your Contract.

Franklin Templeton Variable Insurance Products Trust generally issues two classes of shares. Only Class 2 shares are available in connection with your Contract, except for Franklin Zero Coupon Fund 2005 and Franklin Zero Coupon Fund 2010, for which Class 1 shares are available in connection with your Contract. Each class is identical except that Class 2 shares have Rule 12b-1 plan expenses.

The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such portfolios. The investment advisers cannot guarantee, and make no representation, that the investment results of similar Investment Options will be comparable even though the Investment Options have the same investment advisers and objectives.

We offer other variable annuity contracts that may invest in the same Investment Options. These contracts may have different charges and may offer different benefits more suitable to your needs. For more information about these contracts, please contact us at the Service Center.

The following is a list of the Investment Options available under the Contract, the investment advisers and sub-advisers for each Investment Option, the investment objectives for each Investment Option, and the primary investments of each Investment Option.

                                                     INVESTMENT OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                      ASSET CATEGORIES
                                             -----------------------------------

Investment Management      Investment         SB  S  CE  IT  HB  IE   L  L  S  M    Objective(s)          Primary Investments
Company                    Option             ho  p  aq  ne  io  nq   a  a  m  i
----------------------                        on  e  su  tr  gn  tu   r  r  a  d
                                              rd  c  hi  em  hd  ei   g  g  l
   Adviser/Sub-Adviser                        ts  i   v  r    s  rt   e  e  l  C
                                              -   a   a  mB  Y   ny            a
                                              T   l   l  eo  i   a    V  G  C  p
                                              e   t   e  dn  e   t    a  r  a
                                              r   y   n  id  l   i    l  o  p
                                              m       t  as  d   o    u  w
                                                         t       n    e  t
                                                         e       a       h
                                                                 l
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
AIM                     USAZ AIM Basic Value                         X            Long-term growth of   At least 65% of total assets
o  managed by           Fund                                                      capital               in equity securities of U.S.
   USAllianz Advisers,                                                                                  issuers that have market
   LLC/ A I M Advisors,                                                                                 capitalizations of greater
   Inc.                                                                                                 than $500 million and that
                                                                                                        the portfolio managers
                                                                                                        believe to be undervalued
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM Blue Chip                           X            Long-term growth of   At least 65% of total assets
                        Fund                                                      capital with a        in the common stocks of blue
                                                                                  secondary objective   chip companies
                                                                                  of current income
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------


                        USAZ AIM Dent                                   X         Long-term growth of   Investment in securities of
                        Demographic Trends                                        capital               companies that are likely to
                        Fund                                                                            benefit from changing
                                                                                                        demographic, economic and
                                                                                                        lifestyle trends. May invest
                                                                                                        up to 25% of total assets in
                                                                                                        foreign securities of which
                                                                                                        no more than 15% of its
                                                                                                        total assets may be invested
                                                                                                        in securities of companies
                                                                                                        domiciled in developing
                                                                                                        countries.

                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM                                  X               Long-term growth of   At least 70% of net assets
                        International Equity                                      capital               in marketable equity
                        Fund                                                                            securities of foreign
                                                                                                        companies that are listed on
                                                                                                        a recognized foreign
                                                                                                        securities exchange or
                                                                                                        traded in a foreign
                                                                                                        over-the-counter market

----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
ALLIANCE CAPITAL        USAZ Alliance Capital                        X            Income and long-term  At least 65% in dividend
o  managed by USAllianz Growth and Income                                         growth of capital     paying stocks of large
   Advisers, LLC/       Fund                                                                            well-established "blue
   Alliance Capital                                                                                     chip" companies
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Alliance  Capital                          X         Long-term growth of   At least 80% of net assets
                        Large Cap Growth Fund                                     capital               in equity securities of U.S.
                                                                                                        companies judged by adviser
                                                                                                        likely to achieve superior
                                                                                                        earnings growth.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Alliance Capital     X                               Superior long-term    At least 80% of assets in
                        Technology Fund                                           growth of capital     securities of companies
                                                                                                        involved with innovative
                                                                                                        technologies
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
DAVIS                   Davis VA Financial        X                               Growth of capital     At least 65% in common stock
o  managed by Davis     Portfolio                                                                       of companies "principally
   Advisors                                                                                             engaged" in financial
                                                                                                        services
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Davis VA  Value                              X            Growth of capital     Common stock of U.S.
                        Portfolio                                                                       companies with market
                                                                                                        capitalizations of at
                                                                                                        least $5 billion, which
                                                                                                        adviser believes are of
                                                                                                        high quality and whose
                                                                                                        shares are selling at
                                                                                                        attractive prices, stocks
                                                                                                        are selected with the
                                                                                                        intention of holding them
                                                                                                        for the long term
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
DREYFUS                 Dreyfus Small Cap                                  X      Match performance     Invests in a representative
o  managed by The       Stock Index Fund                                          of the Standard &     sample of stocks included in
   Dreyfus Corporation                                                            Poor's Small Cap      the S&P Small Cap 600 Index,
                                                                                  600 Index             and in futures whose
                                                                                                        performance is related to
                                                                                                        the index, rather than
                                                                                                        attempt to replicate the
                                                                                                        index
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Dreyfus Stock Index                             X         Match total return    Invests in all 500 stocks in
                        Fund                                                      of the S&P 500        the S&P 500 in proportion to
                                                                                  Composite Stock       their weighting in the index
                                                                                  Price Index
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
FRANKLIN TEMPLETON      Franklin Global           X                               Capital               At least 80% of net assets
o  managed by           Communications                                            appreciation and      in investments of
   Franklin             Securities Fund                                           current income        communications companies
   Advisers, Inc.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Growth and                          X            Capital               At least 65% of total assets
                        Income Securities Fund                                    appreciation, with    in broadly diversified
                                                                                  current income as a   portfolio of equity
                                                                                  secondary goal        securities the adviser
                                                                                                        considers financially
                                                                                                        strong, but undervalued by
                                                                                                        the market
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin High Income                  X                   High level of         At least 65% of total assets
                        Fund                                                      current income;       in debt securities offering
                                                                                  secondary goal is     high yield and expected
                                                                                  capital appreciation  total return
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Income                       X                   Maximize income       Investment in debt and
                        Securities Fund                                           while maintaining     equity securities, including
                                                                                  prospects for         high yield, lower-rated
                                                                                  capital appreciation  bonds
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Large Cap                              X         Capital appreciation  At least 80% of net assets
                        Growth Securities Fund                                                          in investments of large
                                                                                                        capitalization companies.
                                                                                                        For this Fund, large
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values within
                                                                                                        the top 50% of market
                                                                                                        capitalization values in the
                                                                                                        Russell 1000 Index at the
                                                                                                        time of purchase
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Real Estate      X                               Capital               At least 80% of net assets
                        Fund                                                      appreciation;         in investment of companies
                                                                                  secondary emphasis    operating in the real estate
                                                                                  on current income     sector
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin Rising                                        X  Long-term capital     At least 80% of net assets
   Advisory             Dividends Securities                                      appreciation; while   in investments of companies
   Services, LLC        Fund                                                      not a goal, capital   that have paid rising
                                                                                  preservation is a     dividends
                                                                                  secondary
                                                                                  consideration
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Franklin Small Cap                                 X      Long-term capital     At least 80% of net assets
   Franklin             Fund                                                      growth                in investments of small
   Advisers, Inc.                                                                                       capitalization companies.
                                                                                                        For this Fund, small
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values not
                                                                                                        exceeding (i) $1.5 billion;
                                                                                                        or (ii) the highest market
                                                                                                        capitalization values in the
                                                                                                        Russell 2000 Index;
                                                                                                        whichever is greater at the
                                                                                                        time of purchase
----------------------  --------------------  --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin Small Cap                                 X      Long term total       At least 80% of net assets
   Advisory             Value Securities Fund                                     return                in investments of small
   Services, LLC                                                                                        capitalization companies.
                                                                                                        For this Fund, small
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values not
                                                                                                        exceeding $2.5 billion in
                                                                                                        assets. The Fund invests in
                                                                                                        equity securities of
                                                                                                        companies the adviser
                                                                                                        believes are undervalued
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin U.S.          X                                  Income                At least 80% of its net
       Advisers, Inc.   Government Fund                                                                 assets in U.S. government
                                                                                                        securities. The Fund
                                                                                                        currently invests primarily
                                                                                                        in fixed and variable rate
                                                                                                        mortgage-backed securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Zero Coupon              X                       As high an            At least 80% of net assets
                        Fund 2005                                                 investment return     in zero coupon debt
                                                                                  as is consistent      securities. The Fund invests
                                                                                  with capital          primarily in U.S. Treasury
                                                                                  preservation          issued stripped securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Zero Coupon              X                       As high an            At least 80% of net assets
                        Fund 2010                                                 investment return     in zero coupon debt
                                                                                  as is consistent      securities. The Fund invests
                                                                                  with capital          primarily in U.S. Treasury
                                                                                  preservation          issued stripped securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Mutual Discovery                          X               Capital appreciation  At least 65% of total assets
   Mutual               Securities Fund                                                                 in equity securities of
   Advisers, LLC                                                                                        companies of any nation the
                                                                                                        adviser believes are
                                                                                                        available at market prices
                                                                                                        less than their value, based
                                                                                                        on certain recognized or
                                                                                                        objective criteria
                                                                                                        (intrinsic value)
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Mutual Shares                                          X  Capital               At least 65% of total assets
                        Securities Fund                                           appreciation, with    in equity securities of
                                                                                  income as a           companies the adviser
                                                                                  secondary goal        believes are available at
                                                                                                        market prices less than
                                                                                                        their value, based on
                                                                                                        certain recognized or
                                                                                                        objective criteria
                                                                                                        (intrinsic value)
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Templeton Developing      X                               Long-term capital     At least 80% of net assets
   Templeton  Asset     Markets Securities                                        appreciation          in emerging market
   Management, Ltd.     Fund                                                                            investments, typically
                                                                                                        located in the Asia-Pacific
                                                                                                        region, Eastern Europe,
                                                                                                        Central and South America,
                                                                                                        and Africa
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Templeton  Templeton Foreign                        X               Long-term capital     At least 80% of net asets in
   Investment            Securities Fund                                          growth                investments of issuers
   Counsel, LLC                                                                                         outside the U.S., including
                                                                                                        emerging markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Templeton Growth                          X               Long-term capital     At least 65% of total assets
   Templeton            Securities Fund                                           growth                in the equity securities of
   Global  Advisors                                                                                     companies located anywhere
   Limited                                                                                              in the world, including
                                                                                                        those in the U.S. and
                                                                                                        emerging markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ Templeton                            X               Long-term capital     At least 80% of net assets
   USAllianz            Developed Markets Fund                                    appreciation          in equity securities of
   Advisers, LLC/                                                                                       companies located in any
   Templeton                                                                                            developed country outside
   Investment                                                                                           the U.S., with particular
   Counsel, LLC                                                                                         areas of interest in Western
                                                                                                        Europe, Australia, Canada
                                                                                                        New Zealand, Hong Kong,
                                                                                                        Japan, Bermuda and Singapore
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
JENNISON                Jennison 20/20 Focus                            X         Long-term growth of   Invests in up to 20 value
o  managed by           Portfolio                                                 capital               stocks and 20 growth stocks
   Prudential                                                                                           of mid-to-large size U.S.
   Investments Fund                                                                                     companies
   Management
   LLC/Jennison
   Associates, LLC
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        SP Jennison                               X               Long-term growth of   Equity-related securities of
                        International Growth                                      capital               foreign issuers
                        Portfolio
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        SP Strategic Partners                           X         Long-term growth of   At least 65% of total assets
                        Focused Growth                                            capital               in equity-related securities
                        Portfolio                                                                       of U.S. companies that the
                                                                                                        adviser believes to have
                                                                                                        strong capital appreciation
                                                                                                        potential
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
OPPENHEIMER             Oppenheimer Global                       X                Long-term capital     Securities - mainly common
o  managed by           Securities Fund/VA                                        appreciation          stocks, but also other
   Oppenheimer Funds,                                                                                   equity securities including
   Inc.                                                                                                 preferred stocks and
                                                                                                        securities convertible
                                                                                                        into common stock-of
                                                                                                        foreign issuers,
                                                                                                        "growth-type" companies,
                                                                                                        cyclical industries and
                                                                                                        special situations the
                                                                                                        adviser believes offer
                                                                                                        appreciation possibilities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Oppenheimer High                     X                   High level of         High-yield fixed-income
                        Income Fund/VA                                            current income        securities of domestic and
                                                                                                        foreign issuers
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Oppenheimer Main                            X            High total return     Common stocks of U.S.
                        Street Growth &                                           (which includes       companies; other equity
                        Income Fund/VA                                            growth in the value   securities -- such as
                                                                                  of its shares as      preferred stocks and
                                                                                  well as current       securities convertible into
                                                                                  income)               common stocks; debt
                                                                                                        securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ Oppenheimer                                   X      Capital appreciation  Invests in companies that
   USAllianz Advisers,  Emerging Growth Fund                                                            have the potential to become
   LLC/Oppenheimer                                                                                      leaders in new emerging
   Funds, Inc.                                                                                          markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
PIMCO                   PIMCO VIT High Yield                  X                   Maximum total         At least 80% of assets in
o  managed by Pacific   Portfolio                                                 return, consistent    high-yield securities ("junk
   Investment                                                                     with preservation     bonds") rated below
   Management Company                                                             of capital and        investment grade, but at
   LLC                                                                            prudent investment    least "B" by Moody's or S&P
                                                                                  management
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        PIMCO VIT StocksPLUS                            X         Total return          Substantially in S&P 500
                        Growth and Income                                         exceeding that of     derivatives, backed by a
                        Portfolio                                                 the S&P 500           portfolio of fixed income
                                                                                                        instruments
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        PIMCO VIT Total                   X                       Maximum total         At least 65% of assets in
                        Return Portfolio                                          return, consistent    fixed income instruments of
                                                                                  with preservation     varying maturities
                                                                                  of capital and
                                                                                  prudent investment
                                                                                  management
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ PIMCO Growth &                          X            Long-term growth of   At least 65% of its total
   USAllianz Advisers,  Income Fund                                               capital ; secondary   assets in common stocks of
   LLC/ Allianz                                                                   emphasis on income    companies with market
   Dresdner Asset                                                                                       capitalizations of more than
   Management of                                                                                        $1 billion at the time of
   America L.P.                                                                                         investment
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ PIMCO                                             X  Long-term growth of   At least 65% of total assets
                        Renaissance Fund                                          capital and income    in common stocks of
                                                                                                        companies with below-average
                                                                                                        valuations whose business
                                                                                                        fundamentals are expected to
                                                                                                        improve
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ PIMCO Value Fund                        X            Long-term growth of   At least 65% of its total
                                                                                  capital and income    assets in common stocks of
                                                                                                        companies with market
                                                                                                        capitalizations of more than
                                                                                                        $5 billion at the time of
                                                                                                        investment
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------

SELIGMAN                Seligman Small-Cap                                 X      Long-term capital     At least 80% of net assets
o  managed by J. & W.   Value Portfolio                                           appreciation          in common stocks of "value"
   Seligman & Co.                                                                                       companies with small market
   Incorporated                                                                                         capitalization (up to $2
                                                                                                        billion) at the time of
                                                                                                        purchase by the portfolio
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
USAZ                    USAZ Money Market Fund        X                           Current income        At least 80% of total assets
o  managed by USAllianz                                                           consistent with       in portfolio of high
   Advisers, LLC/                                                                  stability of         quality, money market
   Allianz of America,                                                             principal            investments
   Inc.
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
VAN KAMPEN              USAZ Van Kampen                                        X  Capital growth        At least 65% of total assets
o  managed by USAllianz Aggressive Growth Fund                                                          in common stocks and other
   Advisers, LLC/Van                                                                                    equity securities the
   Kampen Investment                                                                                    adviser believes have an
   Advisory Corp.                                                                                       above-average potential for
                                                                                                        capital growth
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by USAllianz USAZ Van Kampen                              X            Capital growth and    Invests primarily
   Advisers, LLC/Van    Comstock Fund                                             income                in common stocks
   Kampen Asset
   Management Inc.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Van Kampen                                 X         Capital               Invests primarily
                        Emerging Growth Fund                                      appreciation          in portfolios of common
                                                                                                        stocks of emerging growth
                                                                                                        companies
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Van Kampen                              X            Income and            Invests primarily
                        Growth and Income Fund                                    long-term growth of   in income-producing
                                                                                  capital               equity securities, including
                                                                                                        common stocks and
                                                                                                        convertible securities; also
                                                                                                        in non-convertible preferred
                                                                                                        stocks and debt securities
                                                                                                        rated "investment grade"
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by USAllianz USAZ Van Kampen                                        X  Capital growth        Invests primarily
   Advisers, LLC/Van    Growth Fund                                                                     in common stocks and other
   Kampen Investment                                                                                    equity securities of growth
   Advisory Corp.                                                                                       companies; also in preferred
                                                                                                        stocks and securities
                                                                                                        convertible into common
                                                                                                        stocks or other equity
                                                                                                        securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------

Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies which may or may not be affiliated with Allianz Life. Certain Investment Options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants. Each Investment Option's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken.


Allianz Life may enter into certain arrangements under which it is compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services which it provides to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options or other investment portfolios from contracts that we issue or administer. Some advisers may pay us more or less than others. The amounts we receive under these arrangements may be significant. In addition, our affiliate USAllianz Investor Services, LLC, the principal underwriter for the Contracts, will receive 12b-1 fees deducted from certain Investment Option assets attributable to the Contract for providing distribution and shareholder support services to some Investment Options. Because 12b-1 fees are paid out of the Investment Option's assets on an ongoing basis, over time they will increase the cost of an investment in the Investment Option.

SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENTS

Subject to applicable law, we may add, delete or substitute shares of an Investment Option for one of the Investment Options you have selected if, in our judgment, investment in shares of a current Investment Option no longer is appropriate. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of Contract Owners. We may limit further investment in or transfers to an Investment Option if marketing or tax considerations or investment considerations warrant. We also may close Investment Options to allocations of Purchase Payments, Contract Value, Payment Contract Value, Stabilization Account Value, or any of them, at any time and in our sole discretion. The Investment Options which sell shares of the Investment Options to us pursuant to participation agreements may terminate those agreements and discontinue offering their shares to us. We may not substitute any shares without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

TRANSFERS

You can transfer money among the Investment Options and to the Fixed Account. You cannot make transfers of values underlying the Supportable Payments from the Fixed Account to the Investment Options. Transfers of the Payment Contract Value to the Limited Investment Options are subject to the maximum percentage that can be in those Investment Options.

Transfers may be subject to a transfer fee. Currently, this fee is $25 for each transfer in excess of 12 in a Contract year. Allianz Life currently allows you to make as many transfers as you want each year. We may limit this in the future. However, you will always be allowed at least 12 transfers each year.

This product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to an Investment Option. Excessive trading activity can disrupt fund management strategy and increase expenses, which are borne by all Contract Owners who allocated Purchase Payments or made transfers to the Investment Option, regardless of their transfer activity.

We may reject any specific Purchase Payment allocation or transfer request from any person, if in the Investment Option managers' or our judgment, an Investment Option would be unable to invest effectively in accordance with its investment objectives and policies, or if the Investment Option would be potentially adversely affected.

The following applies to any transfer:

1.  You cannot make transfers during the free look period.

2. Your request for a transfer must clearly state which Investment Options or the Fixed Account are involved in the transfer and whether the transfer affects the Payment Contract Value, the Stabilization Account, or both.

3.  Your request for a transfer must clearly state how much the transfer is for.

4. Your right to make transfers is subject to modification if we determine in our sole opinion that the exercise of the right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other Contract Owners. A modification could be applied to transfers to or from one or more of the Investment Options and could include, but is not limited to:

o the requirement of a minimum time period between each transfer;

o not accepting a transfer request from an agent acting under a power of attorney or telephone authorization.; or

o limiting the dollar amount that may be transferred between the Investment Options by a Contract Owner at any one time.

If a transfer request is rejected, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly. If the transfer is rejected, we will send you a written notification within 5 Business Days.

Allianz Life has reserved the right at any time without prior notice to any party to modify the transfer provisions subject to the guarantees described above and subject to applicable state law.

Telephone Transfers

You can make transfers by telephone or by fax. We may allow you to authorize someone else to make transfers by telephone or fax on your behalf. If you own the Contract with a Joint Owner, we will accept instructions from either one of you unless you instruct us otherwise. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We tape record all telephone instructions. We reserve the right to discontinue or modify the telephone transfer privilege at any time for any reason.

We do not currently accept transfer instructions via e-mail, web site, or other electronic communications. This service may be available in the future.

Please note that telephone, fax and/or electronic communications may not always be available. Any telephone, fax, and/or computer system, whether it is yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to our Service Center.

AUTOMATIC REBALANCING

On any Income Date Monthly Anniversary, if the percentage of the Payment Contract Value in the Limited Investment Options exceed the stated maximum in your Contract, we would automatically rebalance the Payment Contract Value. The excess over the maximum would be taken from each Limited Investment Option (proportionately to the amount in each Limited Investment Option) and transferred to the other Investment Options (proportionately to the amount in each of these other Investment Options). We reserve the right to rebalance more frequently than on the Income Date Monthly Anniversary, if we determine that the maximum percentages are being exceeded frequently within the month. These transfers do not count towards the maximum number of transfers you can make without a transfer fee.

EXCESSIVE TRADING

We may allow you to give third parties the right to effect transfers on your behalf. However, when the same third party makes transfers for multiple Contract Owners, the result can be simultaneous transfers involving large amounts of Contract value. Such transfers can disrupt the orderly management of the Portfolios, can result in higher costs to Contract Owners, and generally are not compatible with the long-range goals of Contract Owners. We believe that such simultaneous transfers effected by such third parties may not be in the best interests of all shareholders of the Portfolios and the management of the Portfolios share this position. Therefore, we may place restrictions designed to prevent any use of a transfer right which we consider to be to the disadvantage of Contract Owners.

VOTING PRIVILEGES

We are the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote, which affects your investment, we will obtain from you and other Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.



5. EXPENSES
--------------------------------------------------------------------------------

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

WITHDRAWAL CHARGE

Withdrawals may be subject to a withdrawal charge. Where applicable, the charge is equal to the difference between (a) the present value of remaining Supportable Payments (see "Annuity Payments - Withdrawal Value on or after the Annuity Calculation Date") calculated using the Assumed Investment Return (AIR) as the discount rate plus the present value of remaining fixed Base Annuity Payments calculated using the Current Rate) and (b) the Withdrawal Values provided under the Contract.

The withdrawal charges are generally higher if the AIR is 3.5% if the cumulative return to date is positive. The withdrawal charges are higher for life income options (Annuity Options 1 to 5) because the charge incorporates a mortality component under the life income options. The mortality component reflects the probability that the group of people opting out is likely to have a greater probability of dying than those staying. For the Ages (on the Income Date) younger than 75, the mortality effect of a withdrawal is greater at the younger ages and thus the charge is greater at the youngest age at 18 rather than the oldest age at 74. At older Ages (on the Income Date), the probability of death is significantly higher and thus, the mortality anti-selection effect of withdrawals is significantly higher. Therefore, at the oldest Age 90 (on the Income Date), a large proportion of the people withdrawing are likely to be early deaths and this is reflected in the Withdrawal Charge. The smallest withdrawal charge for life income options would be for Ages 70 to 80 on the Income Date.

Under Option 6 - Specified Period Certain Option, the withdrawal charge cannot be greater than 9% of the Purchase Payment. The Withdrawal Value in the Fixed Account will never be less than the Fixed Account Minimum Withdrawal Value. (See "Index of Terms - Fixed Account Minimum Withdrawal Value.")

This charge reimburses us for expenses relating to the sale of the contract, including broker-dealer compensation, printing sales literature, advertising costs, and costs of crediting a bonus. It also compensates us for the mortality risk described above. We expect to profit from this charge.

EXAMPLE:

If you choose an AIR of 5% and a lifetime income plan under Option 1 - Single Life Annuity; and you, the Annuitant, were age 65 on the Income Date; and your Withdrawal Value at the end of 10 years is $98,056.23. The Withdrawal Charge is equal to $6,201.78, the difference between the present value of future expected payments equal to the current monthly payment of $1,000 at a discount rate of 5% and the Withdrawal Value.

TRANSFER FEES

The first 12 transfers in a Contract year are currently free. Thereafter, the fee is $25. The maximum the fee can be at any time is $25 for each transfer. Allianz Life reserves the right to restrict the number of transfers to twelve transfers per year and to charge a transfer fee for any transfer.

MORTALITY AND EXPENSE RISK CHARGE

Each day, Allianz Life makes a deduction for its mortality and expense risk. Allianz Life does this as part of its calculation of the value of Accumulation Units and Annuity Units. The amount of the mortality and expense risk charge depends on whether you choose to include a bonus feature or not.

This charge is assessed as a percentage of the average daily net assets invested in the Investment Options. The table below shows the annual charge applicable to your Contract as determined by the combination of benefits.


                                              With Bonus        Without Bonus

Annuity Options 1 to 5 (Lifetime Income Options)   2.40%          1.40%

Annuity Option 6 (Specified Period Certain Option)  N/A           1.40%



This charge compensates us for the insurance benefits provided by your Contract
- for example, our contractual obligation to make Annuity Payments and the death benefits. This charge may also compensate us for distribution costs of the contract. We also assume the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract. We expect to make a profit from this charge.


PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes. We will make a deduction from the value of the Contract for them. Some of these taxes are due when the Contract is issued, others are due on the Income Date. Premium taxes generally range from 0% to 3.5% of the Purchase Payment, depending on the state. For information regarding premium taxes in your state, contact your registered representative or the Service Center. Premium Taxes are deducted from the Contract Value on the Annuity Calculation Date.

INCOME TAXES

We reserve the right to deduct from the Contract any income taxes which we may incur because of the Contract. Currently, we are not making any such deductions.

CHARGE FOR THE INCREASED ANNUITY PAYMENT RIDER

If you purchase the Increased Annuity Payment Rider by the Annuity Calculation Date for one of the lifetime payout options, you may be eligible for increased income payments if you become disabled. The monthly charge is per $100 of the basic Annuity Payment. The charge per $100 of the basic Annuity Payment currently ranges from $0.70 to $7.38. The maximum charge per $100 of basic annuity payment ranges from $0.95 to $9.97. (See "Annuity Payments - Increased Annuity Payment Rider.")

INVESTMENT OPTION EXPENSES

There are deductions from the assets of the various Investment Options for operating expenses (including management fees), which are described in the Fee Table in this prospectus and the prospectuses for the Investment Options.


6. TAXES
--------------------------------------------------------------------------------

NOTE: Allianz Life has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Allianz Life has included an additional discussion regarding taxes in the Statement of Additional Information.


ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs and for providing a series of periodic payments for life or a fixed number of years. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as Tax Deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract -- Qualified or non-qualified (see following sections). Moreover, while this Contract contains a number of innovative features that are not addressed by the relevant tax guidance, we currently believe that these innovative features should not cause the Contract's earnings to be taxed until withdrawals or distributions occur. These features may also affect the characterization of distributions as withdrawals or Annuity Payments for tax purposes. We will report distributions made to you pursuant to our current understanding of how such distributions should be characterized for tax purposes. However, you should consult your tax adviser as to the tax treatment of any distributions you receive.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the Contract as an individual and not as an individual retirement annuity, your Contract is referred to as a non-qualified Contract.

If you purchase the Contract as an individual retirement annuity, your Contract is referred to as a Qualified Contract. The Contract is available as one of the following types of individual retirement annuities.

o Traditional Individual Retirement Annuity. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities ("IRAs"). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation includible in the Contract Owner's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are rolled over on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase.

o Simplified Employee Pension (SIP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

o Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation includible in the Contract Owner's income and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Distributions from a Roth IRA generally are not taxed until after the total amount distributed from the Roth IRA exceeds the amount contributed to the Roth IRA; after that, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law. If you do not purchase the Contract under a tax qualified retirement plan, your Contract is referred to as a non-qualified Contract.

A Qualified Contract will not provide any necessary or additional Tax Deferral if it is used to fund a tax qualified retirement plan that is tax deferred. However, the Contract has features and benefits other than Tax Deferral that may make it an appropriate investment for a tax qualified retirement plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

DISTRIBUTIONS -- NON-QUALIFIED CONTRACTS

You, as the Owner, generally will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal or as Annuity Payments. (For these purposes, the agreement to assign or pledge any portion of the values provided under the Contract before the Contract's annuity starting date generally will be treated as a distribution). When you make a withdrawal, you are taxed on the amount of the withdrawal from your Contract that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after the payee has received all of the Purchase Payment are fully includible in income.

If the value of your Contract exceeds your Purchase Payment, any withdrawal will be included in taxable income to the extent of earnings in your Contract. The Code also provides that any amount received under an annuity contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for annuity payments made under an immediate annuity contract. An immediate annuity is defined as a contract to which all of the following apply:

o Is purchased with a single premium;

o Has an annuity starting date, as defined by the Tax Code, not later than one year from date of purchase; and

o Provides for a series of substantially equal periodic payments to be made no less frequently than annually.

For purposes of determining whether an annuity contract qualifies as an immediate annuity, the Internal Revenue Service (IRS) has ruled that where an immediate annuity is received in exchange for a deferred annuity contract in a Code section 1035 exchange, the purchase date of the contract will be deemed to be the date the deferred annuity was purchased. This might cause the contract to fail to qualify as an immediate annuity, and the contract will be subject to the 10% penalty tax unless one of the other exceptions to the penalty applies.

There is also a separate exception to the 10% penalty tax where the distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your beneficiary ("life expectancy exception"). However, modification to such a series of payments before the later of age 59 1/2 or five years may result in an additional tax in the year of modification equal to the penalty which would have been imposed, plus interest, if the exception had not applied.

The guidance concerning what constitutes substantially equal periodic payments for purposes of the life expectancy exception to the 10% penalty tax and the definition of an immediate annuity contract are limited. The Contract has certain innovative features which are not addressed by this guidance. Therefore, if you select an annuity with Stabilized Payments or a life income plan (Annuity Options 1-5), make a withdrawal or transfer, receive payments pursuant to the Increased Annuity Payment Rider, or change your death benefit, the payments or distributions resulting therefrom may be subject to the 10% penalty tax unless one of the other exceptions to the penalty tax applies, including any amounts:

1) paid on or after you reach age 59 1/2

2) paid after you die;

3) paid if you become totally disabled (as that term is defined in the Code); or

4) which come from purchase payments made prior to August 14, 1982.


You should consult with a tax advisor regarding how these benefits will affect your tax liability. Any bonus amounts paid will be treated as taxable income to you and if paid to you before you are age 59 1/2 may be subject to the 10% penalty tax. Allianz Life will report these payments according to this interpretation.

If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. This rule does not apply to an immediate annuity contract which is defined in the same way as for penalty tax purposes, or to contracts held by a trust or other entity as agent for a natural person. Therefore, if you are a nonnatural person, you should consult with your tax advisor regarding the treatment of income on the contract for tax purposes.

In a recent ruling, the IRS indicated that part of a partial withdrawal from an annuity contract on or after the annuity starting date might be excludable from income. In prior rulings, however, the IRS had concluded that the entire amount of such a partial withdrawal from a non-qualified contract was taxable as ordinary income. Allianz Life currently intends to report partial withdrawals from the Contract in accordance with its interpretation of the IRS's most recent ruling. Given the uncertainty in this area, however, you should consult a tax adviser regarding the tax consequences to you of a partial withdrawal. If you fully surrender your Contract, the amount that is taxable is the excess of the amount distributed to you over your unrecovered investment in the Contract (i.e., your unrecovered Purchase Payments). You should consult a tax advisor before partially or fully surrendering your Contract.

In certain situations, distributions from your Contract may be subject to a market value adjustment. The tax treatment of a market value adjustment is uncertain. You should consult a tax adviser if you are considering taking a distribution from your Contract in circumstances where a market value adjustment would apply.

Distributions -- QUALIFIED CONTRACTS

If you make a partial withdrawal under an IRA Contract, a portion of the amount is taxable, generally based on the ratio of your subsequent Annuity Units to the original Annuity Units. If you make a full withdrawal, the amount is taxable to the extent it exceeds any remaining investment in the Contract. Often in the case of IRAs, there is no cost basis which results in the full amount of the withdrawal being included in taxable income. The Code imposes a 10% penalty tax on the taxable portion of any distributions from tax qualified retirement plans, including IRA Contracts. The penalty tax will not apply to the following distributions:

(a) distributions made on or after the date you reach age 59 1/2;

(b) distributions following your death or disability (for this purpose disability is as defined in Section 72(m)(7) of the Code);

(c) distributions made to you to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 for amounts paid during the taxable year for medical care;

(d) distributions made on account of an IRS levy upon the Qualified Contract;

(e) distributions for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

(f) distributions made to you to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year; and

(g) distributions which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code).

There is also a separate exception to the 10% penalty tax where the distribution is made in substantially equal periodic payments (at least annually) over your life expectancy or the joint lives or joint life expectancies of you and your beneficiary. The guidance concerning what constitutes substantially equal periodic payments for purposes of the life expectancy exception to the 10% penalty tax is limited. The Contract has certain innovative features which are not addressed by this guidance. Therefore, if you select a life income plan (Annuity Options 1-5), make a withdrawal or transfer, receive payments pursuant to the Increased Annuity Payment Rider, or change your death benefit, the payments or distributions resulting therefrom may be subject to the 10% penalty tax unless one of the other exceptions to the penalty tax applies.

You should consult with a tax advisor regarding how these benefits will affect your tax liability. Any bonus amounts paid will be treated as taxable income to you and if paid to you before you are age 59 1/2 may be subject to the 10% penalty tax. Allianz Life will report these payments according to this interpretation. In certain situations, distributions from your Contract may be subject to a market value adjustment. The tax treatment of a market value adjustment is uncertain. You should consult a tax adviser if you are considering taking a distribution from your Contract in circumstances where a market value adjustment would apply.

Generally, distributions from an IRA must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2 . Generally, required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal will have an adverse impact on the determination of required minimum distributions. If you are age 70 1/2 or older, you should consult with a tax advisor before taking a partial withdrawal.

DIVERSIFICATION

The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Allianz Life believes that the Investment Options are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Allianz Life would be considered the owner of the shares of the Investment Options. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent Contract Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Contract Owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the owner of the Investment Options.

Due to the uncertainty in this area, Allianz Life reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.


7. ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You have Withdrawal Values available to you. (See "Annuity Options - Annuity Payments.")

BEFORE THE ANNUITY CALCULATION DATE

Before the Annuity Calculation Date, and while you or a Joint Owner is alive, you may withdraw part or all of the Contract Value.

ON OR AFTER THE ANNUITY CALCULATION DATE

On or after the Annuity Calculation Date, you can make a full or partial withdrawal at anytime if you choose Annuity Option 6 - Specified Period Certain Annuity.

If you choose a lifetime Annuity Options 1, 3 or 5, you can make full withdrawals at designated periods. If the Annuitant is younger than Age 75 on the Income Date, Withdrawal Values are available (a) within 30 days before or after the 10th Income Date Anniversary and (b) within 30 days before or after the Income Date Anniversary completing the Life Expectancy Period stated in your Contract. If the Annuitant is Age 75 or older on the Income Date, Withdrawal Values are available within 30 days before or after the Income Date Anniversary completing the Life Expectancy Period stated in your Contract. If you later add a death benefit under Options 1 or 3, you can make full or partial withdrawals as indicated for Annuity Options 2 or 4.

If you choose Annuity Options 2 or 4, you can make full or partial withdrawals until 30 days after the Income Date Anniversary completing the Life Expectancy Period stated in your Contract. If you cancel your death benefit, you can make full withdrawals as provided under the corresponding Annuity Option without the death benefit as described under Annuity Options 1 or 3 above.

                             * * * * *

Withdrawals may be subject to withdrawal charges and a market value adjustment.

Income taxes and tax penalties may apply to any withdrawals you make.

Access to amounts in a Qualified Contract may be restricted or prohibited. Moreover, your right to make full or partial withdrawals is subject to any restriction imposed by applicable law or employee benefit plans.

SUSPENSION OF PAYMENTS OR TRANSFERS

We usually pay any withdrawal or death benefit within seven calendar days after we have received all required information at the Service Center. However, we may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. trading on the New York Stock Exchange is restricted, as determined by the SEC;

3. an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or we cannot reasonably value the Investment Option shares;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

We have the right to defer payment of any partial withdrawal or transfer from the Fixed Account for up to six months from the date we receive your written notice for a withdrawal or transfer at our Service Center.


8. PERFORMANCE and Illustrations
--------------------------------------------------------------------------------

Allianz Life periodically advertises performance of the divisions of the Separate Account (also known as sub-accounts). Allianz Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk charges and the Investment Option expenses. It does not reflect the deduction of any applicable withdrawal charge. The deduction of any applicable withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the mortality and expense risk charges, withdrawal charges and the expenses of the Investment Options.

Allianz Life may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized.

Certain Investment Options have been in existence for some time and have investment performance history. In order to demonstrate how the actual investment experience of the Investment Options is affected by Contract charges, Allianz Life has prepared performance information which can be found in the SAI. This performance information may date from the inception date of the Investment Options, which generally will pre-date the initial offering date of the Contracts. Performance has been adjusted to reflect certain contract expenses.

Performance information for the Investment Options may also be advertised; see the Investment Option prospectuses for more information. Performance information for funds or investment accounts related to the Investment Options also may be advertised. Such related performance information also may reflect the deduction of certain Contract charges.

Allianz Life may in the future also advertise yield information. If we do, we will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised will be based on historical data. It does not guarantee future results of the Investment Options.

Allianz Life may also provide illustrations to Contract Owners or prospective Contract Owners to show how performance can affect annuity payments. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another illustration alternative, we may use the Standard & Poor's 500 Composite Price Index or other recognized investment benchmark, or combination of benchmarks, to show how values may vary.

Payout illustrations are designed to show the hypothetical annuity income payment stream. These illustrations may depict either a variable annuitization or a fixed annuitization or a combination of a fixed and a variable payout. A variable pay-out illustration would be based upon an adjusted historical performance, an assumed rate of return or a recognized investment benchmark combined with an Assumed Investment Return (AIR). A fixed payout illustration would be based upon the annuitant's age, the payout option selected, and the payout factor rates currently in effect on the date of the illustration. Variable payout illustrations may also show the portion of each payout that is subject to income tax and the portion that is non-taxable. Where applicable, a payout illustration may show the effect of any bonus feature and any associated expenses. In addition to variable and fixed payout illustrations, an illustration may also be prepared showing the effect of required minimum distribution payments from Qualified Contracts.

The values illustrated will be calculated reflecting the deduction of Investment Option expenses for the specific Investment Options selected and mortality and expense risk charges. For assumed rate payout illustrations or recognized investment benchmark illustrations, where no Investment Options are selected, an arithmetic average of Investment Option expenses will be reflected. The amount of the mortality and expense risk charges will vary, depending upon the Contract features you select. Illustrations also may reflect the charges for riders. For Withdrawal Values, withdrawal charges also will be reflected. Illustrations will not reflect the deduction of any Federal or state income tax or penalties or premium tax.

The illustrations that are given to customers by Allianz Life are designed to assist customers in understanding how a contact may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return.

More detailed information about customer illustrations is found in Appendix A to the SAI. This information is incorporated herein by reference.

We also may provide Contract Owners or prospective Contract Owners with information on various topics, including information on the economy, investment strategies and techniques (e.g., the advantages and disadvantages of investing in tax-deferred and taxable investments), financial management and tax and retirement planning, other investment alternatives--including comparisons between the Contract and the characteristics of such investment alternatives--and illustrations demonstrating the benefits and risks of systematic withdrawal and other lifetime income strategies using probability analysis.

9. DEATH BENEFIT
--------------------------------------------------------------------------------

If any Owner dies before the Income Date and there is no Joint Owner, we will return the Contract Value in a lump sum. However, if there are Joint Owners and the surviving Joint Owner is the deceased Joint Owner's spouse, then the Contract will be continued with the surviving spouse as the sole Owner of the Contract.

If you have chosen an Annuity Option with a Joint Annuitant and one of the Joint Annuitants (who is not an Owner) dies before the Income Date, the Annuity Option will be changed to the corresponding single life Annuity Option.

If an Owner, who may or may not also be an Annuitant, dies on or after the Income Date, we will pay to the Beneficiary the remaining portion of the Annuity Payments due under the Contract, if any, at least as rapidly as under the method of distribution used before such Owner's death.

If an Annuitant (who is not an Owner) dies on or after the Income Date, the death benefit, if any, will be paid to the Beneficiary under the Annuity Option selected.

If a nonnatural person is named as an Owner, then the primary Annuitant, as defined in the Code, shall be treated as an Owner solely for the purposes of the Internal Revenue Code's distribution at death rules, which are set forth in section 72(s) of the Code. The entire interest in the Contract will be distributed in a lump sum upon the primary Annuitant's death, if such Annuitant dies before the Income Date.

In all events, other than distributions from IRAs, distributions upon the death of an owner will comply with section 72(s) of the Code. Distributions from IRAs upon the death of an owner are subject to different rules.

You must elect whether to choose an income option that has a death benefit feature before the Contract Date. To obtain a death benefit, you must select Annuity Option 2, 4, 5 or 6.

If you select Annuity Options 1 or 3 and the Annuitant is less than 75 years old on the Income Date, you can add a death benefit within 30 days of the tenth Income Date Anniversary. If you select Annuity Options 2 or 4, you can cancel your death benefit. . (See "Death Benefits under Annuity Options 2 and 4).

We will require Due Proof of Death, and when appropriate, a payment election form, at the Service Center. We may delay paying the death benefit until we receive at our Service Center any tax consents and/or forms from a state.

DEATH OF BENEFICIARY

Unless you tell us otherwise, any death benefit will be payable:

1. in equal shares to the surviving Beneficiaries;

2. if no Beneficiary is living, payment will be made in equal shares to any surviving contingent Beneficiaries;

3. if there is no surviving Beneficiary or contingent Beneficiary, payment will be made to you. If you are not alive, payment will be made to your estate.

In all events, other than distributions from IRAs, distributions upon the death of an owner will comply with section 72(s) of the Code. Distributions from IRAs are subject to different rules.

TAXATION OF DEATH BENEFIT PROCEEDS

In general, payments received by your Beneficiaries after your death are taxed in the same manner as if you had received the payments.


10. OTHER INFORMATION
--------------------------------------------------------------------------------

ALLIANZ LIFE

Allianz Life Insurance Company of North America (Allianz Life), 5701 Golden Hills Drive, Minneapolis, Minnesota 55416-1297, is a stock life insurance company organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable life insurance and annuities and group life, accident and health insurance. Allianz Life is licensed to do business in 49 states and the District of Columbia. Allianz Life is a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.


THE SEPARATE ACCOUNT

Allianz Life established Allianz Life Variable Account B (Separate Account) under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (1940 Act). The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to the Fixed Account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

Allianz Life owns the assets of the Separate Account. We credit gains to or charge losses against the Separate Account without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the Contracts. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.


We reserve the right, subject to obtaining any necessary regulatory approvals: to eliminate subaccounts; to make additional subaccounts available; to deregister the Variable Account under the 1940 Act; to make any changes required by the 1940 Act; to operate the Variable Account as a managed investment company under the 1940 Act or any other form permitted by law; to transfer all or a portion of the assets of a subaccount or Variable Account or another subaccount or segregated asset account pursuant to a combination or otherwise; and to create a new segregated asset account.



THE FIXED ACCOUNT

The Contract also contains a Fixed Account. If you select the Fixed Account, your money will be placed with the other general assets of Allianz Life. Any portion of your Purchase Payment allocated to the Fixed Account will be temporarily allocated to the USAZ Money Market Fund on the day we allocate your Purchase Payment. It will then be allocated to the Fixed Account when you begin receiving Annuity Payments from your Contract.

VOTING RIGHTS

Allianz Life will vote all shares of the Investment Options in accordance with instructions we receive from you and other Contract Owners with voting interests in the Investment Options. We will send you and other Contract Owners written requests for instructions on how to vote those shares. When we receive those instructions at our Service Center, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.


DISTRIBUTION

USAllianz Investor Services, LLC, (USAllianz), serves as principal underwriter for the Contracts. USAllianz, a limited liability company organized in Minnesota, is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. USAllianz is registered as a Broker-Dealer with the Securities and Exchange Commission, under the Securities Exchange Act of 1934 as well as with the securities commission in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (NASD). More information about USAllianz is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

Commissions will be paid to Broker/Dealers who sell the Contracts. Broker/Dealers will be paid commissions at the time of purchase up to 6.0% of the Purchase Payment. Sometimes, Allianz Life enters into an agreement with the broker/dealer to pay the broker/dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 6% of Purchase Payments). In addition, Allianz Life may pay certain sellers for other services not directly related to the sale of the Contracts (such as special marketing support allowances). Allianz Life may also periodically pay certain sellers a commission bonus on aggregate sales for special promotional programs. Commissions may be recovered from a broker/dealer if a withdrawal occurs within 12 months of a Purchase Payment.

Other compensation options also may be made available. USAllianz may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934. Under the agreements with those broker-dealers, the commission paid to the broker-dealer on behalf of the registered representative will not exceed those described above; selling firms may retain a portion of commissions. We may pay additional compensation to the broker-dealer and/or reimburse the broker-dealer for portions of Contract sales expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract Owners or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

Allianz Life may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.

OWNER

The Contract Owner is designated at the time the Contract is issued, unless changed at a later date by written notice to us received and recorded at the Service Center. The Contract Owner cannot be a corporation.

Joint Owners can own the Contract. Any Joint Owner must be the spouse of the other Contract Owner (this requirement may not apply in certain states). Upon the death of either Joint Owner, the surviving Joint Owner will be the Owner.

ASSIGNMENT

You can transfer ownership of (assign) the Contract at any time during your lifetime by written notice to us. We will not be bound by the assignment until we record the assignment at our Service Center. Allianz Life will not be liable for any payment or other action we take in accordance with the Contract before we record the request for an assignment. Any assignment made after the death benefit has become payable can only be done with our consent. An assignment may be a taxable event. If the Contract is issued pursuant to a tax qualified retirement plan, you may be unable to assign the Contract.

CHANGE OF OWNER OR BENEFICIARY

You may name a new Contract Owner, Joint Contract Owner, or Beneficiary of this Contract at any time by written notice to us, except that you may be restricted from making certain changes if you have designated an irrevocable beneficiary. If a new Owner is named, any earlier choice of Annuity Option will not be cancelled automatically, unless you specify otherwise.

No change is binding on us until it is received and recorded at our Service Center. Once recorded, the change binds us as of the date you signed the request for such change. Changing the Contract Owner or Joint Owner may be a taxable event. Your should consult with your tax adviser before doing so.

ADMINISTRATION

We have hired Delaware Valley Financial Services, Inc. (USAllianz Service Center), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owners records.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, may be mailed to your household, even if you or other persons in your household have more than one contract issued by Allianz or an affiliate. Call (800) 792-7198 if you need additional copies of financial reports, prospectuses, or annual and semi-annual reports, or if you would like to receive one copy for each contract in future mailings.

CONTRACT

We will not make any changes to your Contract without your permission except as may be required by law. We may, however, add endorsements to your Contract from time to time.


LEGAL PROCEEDINGS

There are no legal proceedings to which the separate account is a party or to which the assets of the account are subject. Allianz Life, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or Allianz Life.

FINANCIAL STATEMENTS

The consolidated financial statements of Allianz Life and the Separate Account have been included in the Statement of Additional Information.


TABLE OF CONTENTS
OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Company ...........................................   2

Experts ...........................................   2

Legal Matters .....................................   2

Distributor .......................................   2

Calculation of Performance Data ...................   2

Illustrations......................................   8

Federal Tax Status ................................   8

Annuity Provisions ................................  14

Financial Statements ..............................  18

Appendix A Illustration of Annuity Income..........  19

Appendix B Hypothetical Illustrations..............  25

PRIVACY NOTICE
--------------------------------------------------------------------------------

We Care About Your Privacy!

In compliance with Gramm-Leach-Bliley (GLB), this notice describes the privacy policy and practices followed by Allianz Life Insurance Company of North America, and their affiliated companies (herein referred to as "Allianz").

Your privacy is a high priority for us and it will be treated with the highest degree of confidentiality. In order for us to be able to provide these insurance products and services, we need to collect certain information from you. However, we want to emphasize that we are committed to maintaining the privacy of this information in accordance with law. All individuals with access to personal information about our customers are required to follow this policy.

Non-public Information Collected.

o Information we receive from you on insurance and annuity applications, claim forms or other forms such as your name, address, date and location of birth, marital status, sex, social security number, medical information, beneficiary information, etc.

o Information about your transactions with us, our affiliates or others such as premium payment history, tax information, investment information, and accounting information; and

o Information we receive from consumer reporting agencies, such as your credit history.

Non-public Information Disclosed.

o We may provide the non-public information that we collect to affiliated or nonaffiliated persons or entities involved in the underwriting, processing, servicing and marketing of your Allianz insurance products. We will not provide this information to a nonaffiliated third party unless we have a written agreement that requires the third party to protect the confidentiality of this information.

o We may have to provide the above described non-public information that we collect to authorized persons or entities to comply with a subpoena or summons by federal, state or local authorities and to respond to judicial process or regulatory authorities having jurisdiction over our company for examination, compliance or other purposes as required by law.

o We do not disclose any non-public personal information about our customers to anyone except as permitted or required by law.

Confidentiality and Security of Your Non-public Personal Information.

o We restrict access of non-public personal information about you to only those persons who need to know about that information to underwrite, process, service or market Allianz insurance products and services.

o We maintain physical, electronic, and procedural safeguards that comply with state and federal standards to guard your non-public personal information.

o If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Information about Former Customers.

Non-public information about our former customers is maintained by Allianz on a confidential and secure basis. If any such disclosure is made, it would be for reasons and under the conditions described in this notice. We do not disclose any non-public personal information about our former customers to anyone except as permitted or required by law.

Further Information.

o You have a right to access and request correction of your personal information that is recorded with Allianz.

o Information obtained from a report prepared by an insurance support organization may be retained by the insurance support organization and disclosed to other persons.

*You are entitled to receive, upon request to Allianz, a record of any subsequent disclosures of medical record information made by Allianz including the following:

1. the name, address and institutional affiliation, if any, of each person receiving or examining the medical information during the preceding three years prior to your receipt of this privacy notice;

2. the date of the receipt or examination; and

3. to the extent practicable, a description of the information disclosed.

 *For Montana residents only

If you have any questions about our privacy policy, please write, call, or email:

Allianz Life Insurance Company of North America
PO Box 1344, Minneapolis, MN  55440-1344
800/328-5600, www.allianzlife.com

                                   APPENDIX A

                           LIFE EXPECTANCY PERIODS AND
                 LIFE EXPECTANCY ADJUSTMENTS TO ANNUITY PAYMENTS
                         FOR ANNUITY OPTIONS 1,2, AND 5

----------------------------------------------------------------------------------------------------------------------------
                      Male                Female                                 Male                      Female
                      Life                 Life                                  Life                       Life
  Annuitant                                              Annuitant
   Age at          Expectancy           Expectancy         Age at             Expectancy                 Expectancy
                                                                                                 ---------------------------
              -------------------------------------------             ---------------------------
   Income       Period      Adj      Period      Adj        Income       Period         Adj          Period         Adj
    Date                                                     Date
              (in years)           (in years)                          (in years)                  (in years)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     18           63        60%        67        55%         55            28           75%            32           70%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     19           63        60%        66        55%         56            28           75%            31           70%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     20           62        60%        65        55%         57            27           75%            30           70%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     21           61        60%        64        55%         58            26           75%            29           70%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     22           60        60%        63        55%         59            25           75%            28           70%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     23           60        60%        62        55%         60            24           75%            27           70%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     24           59        60%        61        55%         61            23           75%            26           70%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     25           57        60%        60        55%         62            22           75%            25           70%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     26           56        60%        59        55%         63            22           75%            24           70%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     27           55        60%        59        55%         64            21           75%            23           70%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     28           54        60%        58        55%         65            20           85%            23           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     29           53        60%        57        55%         66            19           85%            22           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     30           52        60%        56        55%         67            18           85%            21           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     31           51        60%        55        55%         68            18           85%            20           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     32           50        60%        54        55%         69            17           85%            19           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     33           49        60%        53        55%         70            16           85%            18           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     34           48        60%        52        55%         71            15           85%            18           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     35           47        65%        51        60%         72            15           85%            17           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     36           46        65%        50        60%         73            14           85%            16           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     37           45        65%        49        60%         74            13           85%            15           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     38           44        65%        48        60%         75            13           85%            14           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     39           43        65%        47        60%         76            12           85%            14           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     40           42        65%        46        60%         77            11           85%            13           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     41           41        65%        45        60%         78            11           85%            12           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     42           40        65%        44        60%         79            10           85%            12           80%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     43           39        65%        43        60%         80            10           90%            11           90%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     44           38        65%        42        60%         81             9           90%            10           90%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     45           37        65%        41        60%         82             9           90%            10           90%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     46           37        65%        40        60%         83             8           90%             9           90%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     47           36        65%        39        60%         84             8           90%             8           90%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     48           35        65%        38        60%         85             7           90%             8           90%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     49           34        65%        37        60%         86             7           90%             7           90%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     50           33        75%        36        70%         87             6           90%             7           90%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     51           32        75%        35        70%         88             6           90%             6           90%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     52           31        75%        34        70%         89             6           90%             6           90%
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     53           30        75%        33        70%         90             5           90%             6           90%
----------------------------------------------------------------------------------------------------------------------------
     54           29        75%        32        70%
----------------------------------------------------------------------------------------------------------------------------

                           LIFE EXPECTANCY PERIODS AND
                 LIFE EXPECTANCY ADJUSTMENTS TO ANNUITY PAYMENTS
                           FOR ANNUITY OPTIONS 3 AND 4
                         ASSUME MALE AND FEMALE SAME AGE

------------------- ------------------ -------------------- ------------------- ----------------- --------------------
                     Life Expectancy                               Life                                  Life
    Annuitant                              Annuitants           Expectancy         Annuitants         Expectancy
      Age at                                 Age at                                  Age at
   Income Date                             Income Date                            Income Date

------------------- ------------------ -------------------- ------------------- ----------------- --------------------
------------------- --------- -------- -------------------- ---------- -------- ----------------- ---------- ---------
                     Period     Adj                          Period      Adj                       Period      Adj
------------------- --------- -------- -------------------- ---------- -------- ----------------- ---------- ---------
----------------------------------------------------------------------------------------------------------------------
     18               73       85%            43               48       90%        68                24        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     19               72       85%            44               47       90%        69                23        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     20               71       85%            45               46       90%        70                22        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     21               70       85%            46               45       90%        71                21        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     22               69       85%            47               44       90%        72                20        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     23               68       85%            48               43       90%        73                20        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     24               67       85%            49               42       90%        74                19        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     25               66       85%            50               41       90%        75                18        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     26               65       85%            51               40       90%        76                17        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     27               64       85%            52               39       90%        77                16        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     28               63       85%            53               38       90%        78                16        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     29               62       85%            54               37       90%        79                15        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     30               61       85%            55               36       90%        80                14        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     31               60       85%            56               35       90%        81                13        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     32               59       85%            57               34       90%        82                13        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     33               58       85%            58               33       90%        83                12        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     34               57       85%            59               32       90%        84                11        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     35               56       90%            60               31       90%        85                11        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     36               55       90%            61               30       90%        86                10        95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     37               54       90%            62               29       90%        87                9         95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     38               53       90%            63               29       90%        88                9         95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     39               52       90%            64               28       90%        89                8         95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     40               51       90%            65               27       95%        90                8         95%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
     41               50       90%            66               26       95%
----------------------------------------------------------------------------------------------------------------------
     42               49       90%            67               25       95%
----------------------------------------------------------------------------------------------------------------------


APPENDIX B
--------------------------------------------------------------------------------



                 SAMPLE MONTHLY PAYMENT WITHDRAWAL VALUE FACTORS
                                    AIR = 5%


SAMPLE FACTORS FOR ANNUITY OPTIONS 1, 3 AND 5:


------------ ---------------------------------------------- ------------------------ -----------------------------------------------
  End of                   Annuity Option 1                 Annuity Option 3*                       Annuity Option 5
Income Year

------------                                                ------------------------ -----------------------------------------------
------------ ---------------------- ----------------------- ------------------------ ----------------------- -----------------------
             Age 55 on Income Date  Age 65 on Income Date   Male & Female Same Age   Age 55 on Income Date   Age 65 on Income Date
------------ ---------------------- ----------------------- ------------------------ ----------------------- -----------------------
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
               Male       Female       Male       Female      Age 55      Age 65       Male       Female        Male       Female
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
     3        147.092    156.226     119.390     130.734     168.907      146.279    156.7567    164.2314     133.2439    141.2840
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
     5        142.168    151.756     112.831     123.954     164.953      139.720    152.4001    160.2147     127.7256    135.6836
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
    10        128.097    138.937      95.605     106.113     153.017      120.759    140.3037    148.7769     112.7918    120.3321
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------

*After one of the Annuitants dies, the factor changes to that given under Annuity Option 1.



SAMPLE FACTORS FOR ANNUITY OPTIONS 2, 4 AND 6:


---------------- --------------------------------------------------------- ----------------------------- -------------
    End of                           Annuity Option 2                           Annuity Option 4**         Annuity
    Income                                                                                                 Option 6
     Year
---------------- --------------------------------------------------------- ----------------------------- -------------
---------------- ---------------------------- ---------------------------- ----------------------------- -------------
                                                                              Male & Female Same Age
                    Age 55 on Income Date        Age 65 on Income Date          Age on Income Date
---------------- ---------------------------- ---------------------------- ----------------------------- -------------
---------------- -------------- ------------- -------------- ------------- -------------- -------------- -------------
                     Male          Female         Male          Female        Age 55         Age 65        20 Year
---------------- -------------- ------------- -------------- ------------- -------------- -------------- -------------
---------------- -------------- ------------- -------------- ------------- -------------- -------------- -------------
       3            161.535       169.002        136.504       146.148        175.166        156.561       126.895
---------------- -------------- ------------- -------------- ------------- -------------- -------------- -------------
---------------- -------------- ------------- -------------- ------------- -------------- -------------- -------------
       5            156.716       165.050        128.828       139.484        171.939        151.043       117.700
---------------- -------------- ------------- -------------- ------------- -------------- -------------- -------------
---------------- -------------- ------------- -------------- ------------- -------------- -------------- -------------
      10            142.067       152.972        106.064       119.347        162.024        134.148        89.431
---------------- -------------- ------------- -------------- ------------- -------------- -------------- -------------

**After one of the Annuitants dies, the factor changes to that given under Annuity Option 2.


Example:   Annuity Option 1 with 5% AIR
           Male, Age 65 on Income Date, with Supportable Payment of $1,000 would receive on the 10th Income Date Anniversary:

                                            $1,000 x 95.605 = $95,605

                 SAMPLE MONTHLY PAYMENT WITHDRAWAL VALUE FACTORS
                                   AIR = 3.5%


SAMPLE FACTORS FOR ANNUITY OPTIONS 1, 3 AND 5:


------------ ---------------------------------------------- ------------------------ -----------------------------------------------
  End of                   Annuity Option 1                 Annuity Option 3*                       Annuity Option 5
Income Year

------------                                                ------------------------ -----------------------------------------------
------------ ---------------------- ----------------------- ------------------------ ----------------------- -----------------------
             Age 55 on Income Date  Age 65 on Income Date   Male & Female Same Age   Age 55 on Income Date   Age 65 on Income Date
------------ ---------------------- ----------------------- ------------------------ ----------------------- -----------------------
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
               Male       Female       Male       Female      Age 55      Age 65       Male       Female        Male       Female
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
     3        170.718    183.189     134.159     147.842     200.635      167.947    184.0856    194.1438     152.9149    162.6848
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
     5        163.947    176.807     125.935     139.553     194.647      159.168    178.0965    188.3861     145.8954    155.4264
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
    10        145.291    159.166     104.944     117.309     177.408      134.829    161.9872    172.5984     127.3298    136.1157
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------


*After one of the Annuitants dies, the factor changes to that given under Annuity Option 1.


SAMPLE FACTORS FOR ANNUITY OPTIONS 2 AND 4:


---------------- --------------------------------------------------------- -----------------------------
    End of                           Annuity Option 2                           Annuity Option 4**
    Income
     Year
---------------- --------------------------------------------------------- -----------------------------
---------------- ---------------------------- ---------------------------- -----------------------------
                                                                              Male & Female Same Age
                    Age 55 on Income Date        Age 65 on Income Date     Age on Income Date
---------------- ---------------------------- ---------------------------- -----------------------------
---------------- -------------- ------------- -------------- ------------- -------------- --------------
                     Male          Female         Male          Female        Age 55         Age 65
---------------- -------------- ------------- -------------- ------------- -------------- --------------
---------------- -------------- ------------- -------------- ------------- -------------- --------------
       3            188.678       199.845        153.883       166.664        209.587        181.111
---------------- -------------- ------------- -------------- ------------- -------------- --------------
---------------- -------------- ------------- -------------- ------------- -------------- --------------
       5            181.675       193.788        143.977       157.703        204.370        173.285
---------------- -------------- ------------- -------------- ------------- -------------- --------------
---------------- -------------- ------------- -------------- ------------- -------------- --------------
      10            161.433       176.195        116.011       131.947        189.140        150.519
---------------- -------------- ------------- -------------- ------------- -------------- --------------


**After one of the Annuitants dies, the factor changes to that given under Annuity Option 2.


Example:   Annuity Option 1 with 3.5% AIR
           Male, Age 65 on Income Date, with Supportable Payment of $890 would receive on the 10th Income Date Anniversary:

                                            $890 x 104.944 = $93,400.16

APPENDIX c
--------------------------------------------------------------------------------


                      MARKET VALUE ADJUSTMENT (MVA) FACTOR


In the Fixed Account, the Payment Withdrawal Value is the amount specified in the Contract, multiplied by the MVA Factor. However, the Payment Withdrawal Value must at least be equal to the Fixed Account Minimum Withdrawal Value.

The MVA Factor is equal to 1 + .25xNx(A-B) where

A = Current Rate on the Income Date.

B = Current Rate on the withdrawal date.

N = the number of remaining years (including partial years) to the end of the Life Expectancy Period or the Specified Period as applicable.

MVA Examples

The following examples show the effect of the MVA in determining the Payment Withdrawal Value in the Fixed Account. Assume the following:

o        The Income Date is December 31, 2002
o The Purchase Payment allocated to the Fixed Account is $120,000 and the annual fixed Base Annuity Payment is $8,500.
o        There is no premium tax.
o        The Current Rate on December 31, 2002 is 5%.
o        The Life Expectancy Period is 20 years.
o The amount specified in the Contract as available on December 31, 2012, before a market value adjustment is $70,000.

Example of Positive MVA

Assume that the Current Rate on December 31, 2012 is 4%,then the MVA is 1.025 = 1 + .25x10x(.05-.04) and the Payment Withdrawal Value is equal to $71,750 =
1.025 x 70,000.

Example of Negative MVA

If the Current Rate on December 31, 2002 is 6%, then the MVA is .975 = 1 + ..25x10x(.05-.06) and the Payment Withdrawal Value is equal to $68,250 = .975 x 70,000. This Payment Withdrawal Value is greater than the minimum Payment Withdrawal Value of $54,813.33, calculated as :

90% of the Purchase Payment   =   .9 x 120,000                  =   $108,000

$108,000 accumulated at 3% for 10 years                         =  $145,142.97

Ten Base Annual Payments accumulated to December 31, 2012       =   $90,329.64

Minimum Payment Withdrawal Value = 145,142.97 - 90,329.64       =  $54,813.33.







                                     PART B



                       STATEMENT OF ADDITIONAL INFORMATION
                              USALLIANZ INCOME PLUS
                 INDIVIDUAL IMMEDIATE VARIABLE ANNUITY CONTRACT
                                    ISSUED BY
                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       AND
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                             ________________, 2002


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL IMMEDIATE VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE COMPANY AT: 5701 GOLDEN HILLS DRIVE MINNEAPOLIS, MN 55416-1297 (800) 542-5427.

THIS STATEMENT OF ADDITIONAL INFORMATION AND THE PROSPECTUS ARE DATED ________________, 2002, AND AS MAY BE AMENDED FROM TIME TO TIME.



TABLE OF CONTENTS
CONTENTS                                           PAGE
-------------------------------------------------------
Company .........................................     2
Experts .........................................     2
Legal Matters ...................................     2
Distributor .....................................     2
Calculation of Performance Data .................     2
Illustrations....................................     8
Federal Tax Status ..............................     8
Annuity Provisions ..............................    14
Financial Statements ............................    18
Appendix A Illustration of Annuity Income........    19
Appendix B Hypothetical Illustrations............    25

                                                                     IVASAI 1102

COMPANY
--------------------------------------------------------------------------------

Information regarding Allianz Life Insurance Company of North America (the "Company") and its ownership is contained in the Prospectus. The Company is rated A++ by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant in that it may be a reflection as to the ability of a company to make fixed annuity payments from its general account.

EXPERTS
--------------------------------------------------------------------------------

The financial statements of Allianz Life Variable Account B as of and for the year ended December 31, 2001 and the consolidated financial statements of the Insurance Company as of December 31, 2001 and 2000 and for each of the years in the three years ended December 31, 2001 have been included in this Statement of Additional Information in reliance upon the reports of KPMG LLP, independent accountants, included in this Statement of Additional Information and upon the authority of said firm as experts in accounting and auditing. The Insurance Company audit report refers to a change in its method of accounting for derivative instruments in 2001 and a change it its method of calculating deferred acquisition costs and future benefit reserves for two-tiered annuities in 1999. The principal business address of KPMG LLP is 4200 Wells Fargo Center, Minneapolis, MN.

LEGAL MATTERS
--------------------------------------------------------------------------------

Sutherland and Asbill & Brennan LLP, Washington DC, has provided advice on certain matters relating to federal securities laws in connection with the Contracts. All matters of Minnesota law pertaining to the Contracts have been passed upon by Stewart D. Gregg, Senior Counsel of Allianz Life.

DISTRIBUTOR
--------------------------------------------------------------------------------

USAllianz Investor Services, LLC, a subsidiary of the Company, acts as the distributor. The offering is on a continuous basis.

CALCULATION OF PERFORMANCE DATA
--------------------------------------------------------------------------------

TOTAL RETURN

From time to time, the Company may advertise the performance data for the Investment Options in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an Investment Option over a stated period of time which is determined by dividing the increase (or decrease) in value for that Accumulation Unit by the Accumulation Unit Value at the beginning of the period.

Any such performance data will include total return figures for the one, five, and 10 year (or since inception) time periods indicated. Such total return figures will reflect the deduction of the Mortality and Expense Risk Charge and the operating expenses of the underlying Investment Options. Performance data may also include withdrawal charges based on certain assumptions as to Annuitants and their characteristics.

The hypothetical value of a Contract purchased for the time periods described will be determined by using the actual Accumulation Unit Values for an initial $1,000 purchase payment. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:
                                  P(1+T)n = ERV

where:


P  = a hypothetical payment of $1,000;

T  = average annual total return;

n  = number of years;

ERV = ending redeemable value of a hypothetical $1,000 purchase payment made at the beginning of the period at the end of the period.

The Company may also advertise cumulative and total return information over different periods of time. Cumulative total return is calculated in a similar manner as described above except that the results are not annualized.

YIELD

The USAZ Money Market Fund. The Company may advertise yield information for the USAZ Money Market Fund. The USAZ Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Investment Option's investment securities and changes in interest rates, operating expenses, the deduction of the Mortality and Expense Risk Charge and, in certain instances, the value of the underlying Investment Option's investment securities. The fact that the Fund's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Fund's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The USAZ Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Investment Option and the deduction of the Mortality and Expense Risk Charge.

The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested. (Effective yield = [(Base Period Return + 1)365/7]-1.)

Other Investment Options. The Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Investment Options. Each Investment Option (other than the USAZ Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per Accumulation Unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge) by the Accumulation Unit Value on the last day of the period and annualizing the resulting figure, according to the following formula:

                           Yield = 2[((A-B) + 1)6 - 1]
                                       cd
where:

a = net investment income earned during the period by the Investment Option attributable to shares owned by the subaccount;

b  = expenses accrued for the period (net of reimbursements, if applicable);

c  = the average daily number of units outstanding during the period;

d  = the maximum offering price per unit on the last day of the period.

The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. The Company does not currently advertise yield information for any Investment Option (other than the USAZ Money Market Fund).

PERFORMANCE RANKING

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R).

From time to time, evaluation of performance by independent sources may also be used.

PERFORMANCE INFORMATION

Certain Investment Options have been in existence for some time and have investment performance history. In order to show how investment performance of the Investment Options is affected by Contract charges, the following performance information was developed.

The Investment Options of Franklin Templeton Variable Insurance Products Trust available under this Contract issue Class 2 shares and have a distribution plan which is referred to as a Rule 12b-1 plan. Class 2 shares have Rule 12b-1 plan expenses currently equal to 0.25% per year, which will affect future performance.

Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

The charts below show Accumulation Unit performance which assumes that the Accumulation Units were invested in each of the Portfolios for the same periods.

o Chart A is for Contracts with the lowest mortality and expense risk charge of 1.40%. Withdrawal charges are based on a 20 Year Specified Period Certain with an AIR of 5%.


o Chart B is for Contracts with the highest mortality and expense risk charge of 2.40%, an AIR of 3.5%, and the maximum increased annuity payment benefit charge for a female age 80 of $9.97 per $1000 of Basic Annuity Payment. While the increased mortality and expense risk charges associated with the bonus amounts are reflected in the following performance data, no bonus amounts are reflected. Withdrawal charges are based on Annuity Option 2 - a Life Annuity with Death Benefit and Bonus. This chart reflects the highest total expense charges in the first 10 years of a Contract.

o Chart C is for Contracts with the mortality and expense risk charge of 2.40%. While the increased mortality and expense risk charges associated with the bonus amounts are reflected in the following performance data, no bonus amounts are reflected. Withdrawal charges are based on a male age 65 with Annuity Option 2 - a Life Annuity with Death Benefit and Bonus with a 5% AIR. This chart reflects what the Company expects the typical Contract to be. It does not reflect any charges for the increased annuity payment benefit as the typical Contract is not expected to include this rider.


     In Charts A,B and C, the performance figures in Column I represent performance figures for the Accumulation Units which reflects the deduction of the mortality and expense risk charge, the Increased Annuity Payment Benefit charge where applicable and the operating expenses of the Investment Options. Column II represents performance figures for the Accumulation Units which reflects the mortality and expense risk charge, the Increased Annuity payment Benefit charge where applicable and the operating expenses of the Investment Options and assumes that you make a full withdrawal at the end of the period (therefore the withdrawal charge is reflected). Past performance does not guarantee future results.

o Chart D illustrates performance of the Investment Options and does not include any Contract expenses.



CHART A (1.40% MORTALITY AND EXPENSE RISK CHARGE)
Total Return for the period ended December 31, 2001                             HYPOTHETICAL

                                                         COLUMN I                                   COLUMN II
------------------------------------------------------------------------------------------------------------------------------------
                                 INVESTMENT OPTION
                                     INCEPTION     ONE    THREE    FIVE    TEN     SINCE     ONE     THREE   FIVE     TEN    SINCE
INVESTMENT OPTION                      DATE       YEAR    YEAR     YEAR   YEAR   INCEPTION  YEAR     YEAR    YEAR    YEAR  INCEPTION
                                                    %       %        %      %        %        %        %       %       %        %
------------------------------------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Growth and     11/5/2001       NA      NA       NA      NA    4.44%       NA      NA       NA      NA   -4.66%
Income
USAZ Alliance Capital Large Cap      11/5/2001       NA      NA       NA      NA    5.27%       NA      NA       NA      NA   -3.83%
Growth
USAZ Alliance Capital Technology     11/5/2001       NA      NA       NA      NA    7.47%       NA      NA       NA      NA   -1.63%
Davis VA Financial                    7/1/1999  -11.63%      NA       NA      NA    2.05%  -20.15%      NA       NA      NA   -1.65%
Davis VA Value                        7/1/1999  -11.64%      NA       NA      NA   -1.18%  -20.16%      NA       NA      NA   -5.00%
Franklin Global Communications       1/24/1989  -30.38% -14.24%   -2.87%   1.88%    4.58%  -37.11% -16.97%   -4.62%   1.11%    4.10%
Securities - Class 21,2
Franklin Growth and Income           1/24/1989   -3.64%   3.63%    8.42%   9.34%    8.63%  -12.74%   0.66%    7.00%   8.86%    8.30%
Securities - Class 21,2
Franklin High Income - Class 21,2    1/24/1989    2.72%  -4.74%   -1.10%   4.70%    4.79%   -6.38%  -7.77%   -2.90%   4.01%    4.31%
Franklin Income Securities - Class   1/24/1989   -0.65%   4.16%    5.51%   7.65%    8.40%   -9.75%   1.21%    3.92%   7.11%    8.06%
21,2
Franklin Large Cap Growth             5/1/1996  -12.67%   5.53%   10.21%      NA   11.25%  -21.09%   2.67%    8.89%      NA   10.19%
Securities - Class 21,2
Franklin Real Estate - Class 21,2    1/24/1989    6.38%   8.42%    4.47%   9.53%    8.70%   -2.72%   5.71%    2.81%   9.06%    8.38%
Franklin Rising Dividends            1/27/1992   11.98%   5.76%   10.35%      NA    9.68%    2.88%   2.90%    9.02%      NA    9.20%
Securities - Class 21,2
Franklin Small Cap - Class 21,2      11/1/1995  -16.43%  10.80%    8.99%      NA   11.76%  -24.49%   8.22%    7.60%      NA   10.84%
Franklin Small Cap Value Securities   5/1/1998   12.20%  11.41%       NA      NA    1.79%    3.10%   8.85%       NA      NA   -0.75%
- Class 21,2
Franklin U.S. Government - Class 22  3/14/1989    5.87%   4.29%    5.31%   5.36%    6.18%   -3.23%   1.35%    3.71%   4.70%    5.76%
Franklin Zero Coupon 2005 - Class 1  3/14/1989    7.41%   3.43%    6.16%   7.28%    8.27%   -1.69%   0.44%    4.61%   6.72%    7.93%
Franklin Zero Coupon 2010 - Class 1  3/14/1989    4.15%   1.81%    6.48%   8.13%    8.80%   -4.95%  -1.28%    4.95%   7.61%    8.48%
Mutual Discovery Securities - Class  11/8/1996   -1.17%   9.36%    7.60%      NA    7.75%  -10.27%   6.71%    6.14%      NA    6.33%
21,2
Mutual Shares Securities - Class     11/8/1996    5.55%   9.70%    8.63%      NA    9.06%   -3.55%   7.06%    7.22%      NA    7.71%
21,2
Templeton Developing Markets         3/15/1994   -9.37%  -1.49%   -7.83%      NA   -3.39%  -18.10%  -4.61%   -9.54%      NA   -4.45%
Securities - Class 21,2,3
Templeton Foreign Securities-Class   1/27/1992  -17.17%  -1.24%    2.01%      NA    5.95%  -25.16%  -4.36%    0.20%      NA    5.33%
21,2,4
Templeton Growth Securities-Class    3/15/1994   -2.69%   5.08%    6.89%      NA    8.52%  -11.79%   2.20%    5.39%      NA    7.76%
21,2
USAZ Templeton Developed Markets     11/5/2001       NA      NA       NA      NA    2.28%       NA      NA       NA      NA   -6.82%
SP Jennison International Growth    12/15/2000  -36.82%      NA       NA      NA  -35.84%  -42.94%      NA       NA      NA  -41.89%
SP Strategic Partners Focused Growth12/15/2000  -16.90%      NA       NA      NA  -20.38%  -24.92%      NA       NA      NA  -27.85%
Oppenheimer Global Securities/VA    11/12/1990  -13.27%  11.99%   13.79%  12.32%   11.20%  -21.63%   9.47%   12.63%  11.94%   10.85%
Oppenheimer High Income/VA           4/30/1986    0.54%  -0.62%    1.44%   7.20%    8.43%   -8.56%  -3.77%   -0.40%   6.64%    8.20%
Oppenheimer Main Street Growth &      7/5/1995  -11.42%  -1.47%    5.22%      NA   12.07%  -19.95%  -4.59%    3.63%      NA   11.26%
Income/VA
PIMCO VIT High Yield - Admin. Class  4/30/1998    0.93%   0.07%       NA      NA    0.29%   -8.17%  -3.10%       NA      NA   -2.28%
PIMCO VIT StocksPLUS Growth &       12/31/1997  -12.67%  -2.70%       NA      NA    4.26%  -21.09%  -5.79%       NA      NA    2.13%
Income - Admin. Class
PIMCO VIT Total Return - Admin.     12/31/1997    6.88%   4.42%       NA      NA    5.08%   -2.22%   1.49%       NA      NA    2.99%
Class
USAZ PIMCO Growth and Income         11/5/2001       NA      NA       NA      NA    1.41%       NA      NA       NA      NA   -7.69%
USAZ PIMCO Renaissance               11/5/2001       NA      NA       NA      NA    9.97%       NA      NA       NA      NA    0.87%
USAZ PIMCO Value                     11/5/2001       NA      NA       NA      NA    9.39%       NA      NA       NA      NA    0.29%
Seligman Small-Cap Value - Class 1    5/1/1998   21.80%  28.68%       NA      NA   16.50%   12.70%  26.76%       NA      NA   14.74%
USAZ Money Market                     2/1/2000    1.83%      NA       NA      NA    2.98%   -7.27%      NA       NA      NA   -1.80%
USAZ Van Kampen Aggressive Growth     5/1/2001       NA      NA       NA      NA  -19.75%       NA      NA       NA      NA  -27.59%
USAZ Van Kampen Comstock              5/1/2001       NA      NA       NA      NA   -6.51%       NA      NA       NA      NA  -15.61%
USAZ Van Kampen Emerging Growth       5/1/2001       NA      NA       NA      NA   -8.66%       NA      NA       NA      NA  -17.57%
USAZ Van Kampen Growth and Income     5/1/2001       NA      NA       NA      NA   -3.32%       NA      NA       NA      NA  -12.42%
USAZ Van Kampen Growth                5/1/2001       NA      NA       NA      NA   -4.80%       NA      NA       NA      NA  -13.90%
------------------------------------------------------------------------------------------------------------------------------------

1.Ongoing stock market volatility can dramatically  change the Investment  Options'  short-term  performance;  current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton  Developing  Markets Securities Fund and Templeton
Foreign Securities Fund),  standardized  Class 2 Investment Option performance for prior periods represents  historical results of
Class 1 shares.  For periods beginning 1/6/99 (or 5/1/97),  Class 2's results reflect an additional 12b-1 fee expense,  which also affects future performance.


3.For Templeton Developing Markets Securities Fund,  performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4.For Templeton Foreign Securities Fund,  performance prior to the 5/1/00 merger reflects the historical  performance of Templeton
International  Fund.  There is no performance  shown for the USAZ AIM Basic Value,  USAZ AIM Blue Chip, USAZ AIM Dent  Demographic
Trends,  USAZ AIM  International  Equity,  Dreyfus Small Cap Stock Index,  Dreyfus Stock Index,  Jennison 20/20 Focus and the USAZ
Oppenheimer Emerging Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002.



CHART B (2.40% MORTALITY AND EXPENSE RISK CHARGE AND MAXIMUM  INCREASED ANNUITY PAYMENT CHARGE FOR FEMALE AGE 80) Total Return for
the period ended December 31, 2001                                            HYPOTHETICAL

                                                         COLUMN I                                   COLUMN II
------------------------------------------------------------------------------------------------------------------------------------
                                 INVESTMENT OPTION
                                     INCEPTION     ONE    THREE    FIVE    TEN     SINCE     ONE     THREE   FIVE     TEN    SINCE
INVESTMENT OPTION                      DATE       YEAR    YEAR     YEAR   YEAR   INCEPTION  YEAR     YEAR    YEAR    YEAR  INCEPTION
                                                    %       %        %      %        %        %        %       %       %        %
------------------------------------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Growth and     11/5/2001       NA      NA       NA      NA    4.19%       NA      NA       NA      NA   -5.47%
Income
USAZ Alliance Capital Large Cap      11/5/2001       NA      NA       NA      NA    5.02%       NA      NA       NA      NA   -4.71%
Growth
USAZ Alliance Capital Technology     11/5/2001       NA      NA       NA      NA    7.21%       NA      NA       NA      NA   -2.71%
Davis VA Financial                    7/1/1999  -12.51%      NA       NA      NA    1.03%  -20.82%      NA       NA      NA   -3.57%
Davis VA Value                        7/1/1999  -12.53%      NA       NA      NA   -2.17%  -20.84%      NA       NA      NA   -6.66%
Franklin Global Communications       1/24/1989  -31.07% -15.09%   -3.83%   0.87%    3.56%  -37.80% -18.47%   -6.24%  -1.40%       NA
Securities - Class 21,2
Franklin Growth and Income           1/24/1989   -4.59%   2.61%    7.35%   8.26%    7.57%  -13.58%  -1.26%    4.74%   5.93%       NA
Securities - Class 21,2
Franklin High Income - Class 21,2    1/24/1989    1.71%  -5.68%   -2.08%   3.66%    3.77%   -7.82%  -9.42%   -4.70%   1.38%       NA
Franklin Income Securities - Class   1/24/1989   -1.63%   3.13%    4.47%   6.59%    7.34%  -10.87%  -0.78%    1.82%   4.27%       NA
21,2
Franklin Large Cap Growth             5/1/1996  -13.54%   4.48%    9.12%      NA   10.14%  -21.76%   0.67%    6.54%      NA    7.76%
Securities - Class 21,2
Franklin Real Estate - Class 21,2    1/24/1989    5.32%   7.36%    3.44%   8.45%    7.64%   -4.51%   3.32%    0.72%   6.15%       NA
Franklin Rising Dividends            1/27/1992   10.87%   4.71%    9.26%      NA    8.60%    0.57%   0.71%    6.61%      NA    6.22%
Securities - Class 21,2
Franklin Small Cap - Class 21,2      11/1/1995  -17.26%   9.70%    7.91%      NA   10.65%  -25.17%   5.86%    5.33%      NA    8.35%
Franklin Small Cap Value Securities   5/1/1998    4.82%   3.26%    4.27%   4.31%    5.14%    0.76%   6.22%       NA      NA   -2.76%
- Class 21,2
Franklin U.S. Government - Class 22  3/14/1989   11.08%  10.31%       NA      NA    0.78%   -4.97%  -0.67%    1.60%   1.92%       NA
Franklin Zero Coupon 2005 - Class 1  3/14/1989    6.35%   2.41%    5.12%   6.22%    7.20%   -3.57%  -1.51%    2.45%   3.88%       NA
Franklin Zero Coupon 2010 - Class 1  3/14/1989    3.12%   0.80%    5.43%   7.06%    7.73%   -6.53%  -3.11%    2.79%   4.75%       NA
Mutual Discovery Securities - Class  11/8/1996   -2.15%   8.28%    6.53%      NA    6.68%  -11.35%   4.33%    3.89%      NA    3.95%
21,2
Mutual Shares Securities - Class     11/8/1996    4.50%   8.61%    7.55%      NA    7.98%   -5.27%   4.62%    4.89%      NA    5.25%
21,2
Templeton Developing Markets         3/15/1994  -10.27%  -2.47%   -8.75%      NA   -4.35%  -18.77%  -6.12%  -11.46%      NA   -6.59%
Securities - Class 21,2,3
Templeton Foreign Securities-Class   1/27/1992  -17.99%  -2.21%    1.00%      NA    4.91%  -25.84%  -5.89%   -1.56%      NA    2.63%
21,2,4
Templeton Growth Securities-Class    3/15/1994   -3.66%   4.04%    5.83%      NA    7.44%  -12.72%   0.18%    3.22%      NA    5.37%
21,2
USAZ Templeton Developed Markets     11/5/2001       NA      NA       NA      NA    2.04%       NA      NA       NA      NA   -7.45%
SP Jennison International Growth    12/15/2000  -37.45%      NA       NA      NA  -36.48%  -43.64%      NA       NA      NA  -43.38%
SP Strategic Partners Focused Growth12/15/2000  -17.73%      NA       NA      NA  -21.17%  -25.60%      NA       NA      NA  -29.31%
Oppenheimer Global Securities/VA    11/12/1990  -14.13%  10.89%   12.67%  11.21%   10.10%  -22.30%   6.98%   10.07%   8.89%       NA
Oppenheimer High Income/VA           4/30/1986   -0.45%  -1.60%    0.44%   6.14%    7.36%   -9.79%  -5.39%   -2.18%   3.89%       NA
Oppenheimer Main Street Growth &      7/5/1995  -12.30%  -2.45%    4.18%      NA   10.96%  -20.63%  -6.15%    1.66%      NA    8.89%
Income/VA
PIMCO VIT High Yield - Admin. Class  4/30/1998   -0.08%  -0.92%       NA      NA   -0.71%   -9.45%  -4.74%       NA      NA   -4.09%
PIMCO VIT StocksPLUS Growth &       12/31/1997  -13.54%  -3.67%       NA      NA    3.22%  -21.77%  -7.35%       NA      NA    0.24%
Income - Admin. Class
PIMCO VIT Total Return - Admin.     12/31/1997    5.81%   3.38%       NA      NA    4.04%   -4.06%  -0.55%       NA      NA    0.89%
Class
USAZ PIMCO Growth and Income         11/5/2001       NA      NA       NA      NA    1.17%       NA      NA       NA      NA   -8.24%
USAZ PIMCO Renaissance               11/5/2001       NA      NA       NA      NA    9.70%       NA      NA       NA      NA   -0.43%
USAZ PIMCO Value                     11/5/2001       NA      NA       NA      NA    9.13%       NA      NA       NA      NA   -0.95%
Seligman Small-Cap Value - Class 1    5/1/1998   20.58%  27.40%       NA      NA   15.34%    9.45%  22.98%       NA      NA   11.70%
USAZ Money Market                     2/1/2000    0.81%      NA       NA      NA    1.96%   -8.63%      NA       NA      NA   -3.61%
USAZ Van Kampen Aggressive Growth     5/1/2001       NA      NA       NA      NA  -20.29%       NA      NA       NA      NA  -27.93%
USAZ Van Kampen Comstock              5/1/2001       NA      NA       NA      NA   -7.13%       NA      NA       NA      NA  -15.88%
USAZ Van Kampen Emerging Growth       5/1/2001       NA      NA       NA      NA   -9.27%       NA      NA       NA      NA  -17.84%
USAZ Van Kampen Growth and Income     5/1/2001       NA      NA       NA      NA   -3.97%       NA      NA       NA      NA  -12.99%
USAZ Van Kampen Growth                5/1/2001       NA      NA       NA      NA   -5.43%       NA      NA       NA      NA  -14.33%
------------------------------------------------------------------------------------------------------------------------------------

1.Ongoing stock market volatility can dramatically  change the Investment  Options'  short-term  performance;  current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton  Developing  Markets Securities Fund and Templeton
Foreign Securities Fund),  standardized  Class 2 Investment Option performance for prior periods represents  historical results of
Class 1 shares.  For periods beginning 1/6/99 (or 5/1/97),  Class 2's results reflect an additional 12b-1 fee expense,  which also affects future performance.

3.For Templeton Developing Markets Securities Fund,  performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4.For Templeton Foreign Securities Fund,  performance prior to the 5/1/00 merger reflects the historical  performance of Templeton
International  Fund.  There is no performance  shown for the USAZ AIM Basic Value,  USAZ AIM Blue Chip, USAZ AIM Dent  Demographic
Trends,  USAZ AIM  International  Equity,  Dreyfus Small Cap Stock Index,  Dreyfus Stock Index,  Jennison 20/20 Focus and the USAZ
Oppenheimer Emerging Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002.


CHART C (2.40% MORTALITY AND EXPENSE RISK CHARGE, FOR MALE, AGE 65)
Total Return for the period ended December 31, 2001                             HYPOTHETICAL

                                                         COLUMN I                                   COLUMN II
------------------------------------------------------------------------------------------------------------------------------------
                                 INVESTMENT OPTION
                                     INCEPTION     ONE    THREE    FIVE    TEN     SINCE     ONE     THREE   FIVE     TEN    SINCE
INVESTMENT OPTION                      DATE       YEAR    YEAR     YEAR   YEAR   INCEPTION  YEAR     YEAR    YEAR    YEAR  INCEPTION
                                                    %       %        %      %        %        %        %       %       %        %
------------------------------------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Growth and     11/5/2001       NA      NA       NA      NA    4.19%       NA      NA       NA      NA   -4.88%
Income
USAZ Alliance Capital Large Cap      11/5/2001       NA      NA       NA      NA    5.02%       NA      NA       NA      NA   -4.12%
Growth
USAZ Alliance Capital Technology     11/5/2001       NA      NA       NA      NA    7.21%       NA      NA       NA      NA   -2.12%
Davis VA Financial                    7/1/1999  -12.51%      NA       NA      NA    1.03%  -19.95%      NA       NA      NA   -2.41%
Davis VA Value                        7/1/1999  -12.53%      NA       NA      NA   -2.17%  -19.97%      NA       NA      NA   -5.51%
Franklin Global Communications       1/24/1989  -31.07% -15.09%   -3.83%   0.87%    3.56%  -36.95% -17.48%   -5.38%   0.15%    2.59%
Securities - Class 21,2
Franklin Growth and Income           1/24/1989   -4.59%   2.61%    7.35%   8.26%    7.57%  -12.70%  -0.26%    5.62%   7.50%    6.56%
Securities - Class 21,2
Franklin High Income - Class 21,2    1/24/1989    1.71%  -5.68%   -2.08%   3.66%    3.77%   -6.93%  -8.34%   -3.67%   2.93%    2.79%
Franklin Income Securities - Class   1/24/1989   -1.63%   3.13%    4.47%   6.59%    7.34%   -9.99%   0.24%    2.78%   5.84%    6.33%
21,2
Franklin Large Cap Growth             5/1/1996  -13.54%   4.48%    9.12%      NA   10.14%  -20.89%   1.57%    7.38%      NA    8.61%
Securities - Class 21,2
Franklin Real Estate - Class 21,2    1/24/1989    5.32%   7.36%    3.44%   8.45%    7.64%   -3.62%   4.35%    1.76%   7.69%    6.63%
Franklin Rising Dividends            1/27/1992   10.87%   4.71%    9.26%      NA    8.60%    1.43%   1.77%    7.50%      NA    7.82%
Securities - Class 21,2
Franklin Small Cap - Class 21,2      11/1/1995  -17.26%   9.70%    7.91%      NA   10.65%  -24.31%   6.65%    6.18%      NA    9.25%
Franklin Small Cap Value Securities   5/1/1998   11.08%  10.31%       NA      NA    0.78%    1.66%   7.22%       NA      NA   -1.54%
- Class 21,2
Franklin U.S. Government - Class 22  3/14/1989    4.82%   3.26%    4.27%   4.31%    5.14%   -4.08%   0.36%    2.58%   3.57%    4.16%
Franklin Zero Coupon 2005 - Class 1  3/14/1989    6.35%   2.41%    5.12%   6.22%    7.20%   -2.68%  -0.46%    3.42%   5.47%    6.21%
Franklin Zero Coupon 2010 - Class 1  3/14/1989    3.12%   0.80%    5.43%   7.06%    7.73%   -5.64%  -2.03%    3.73%   6.31%    6.74%
Mutual Discovery Securities - Class  11/8/1996   -2.15%   8.28%    6.53%      NA    6.68%  -10.46%   5.26%    4.82%      NA    5.00%
21,2
Mutual Shares Securities - Class     11/8/1996    4.50%   8.61%    7.55%      NA    7.98%   -4.37%   5.58%    5.82%      NA    6.28%
21,2
Templeton Developing Markets         3/15/1994  -10.27%  -2.47%   -8.75%      NA   -4.35%  -17.90%  -5.20%  -10.26%      NA   -5.31%
Securities - Class 21,2,3
Templeton Foreign Securities-Class   1/27/1992  -17.99%  -2.21%    1.00%      NA    4.91%  -24.97%  -4.95%   -0.63%      NA    4.16%
21,2,4
Templeton Growth Securities-Class    3/15/1994   -3.66%   4.04%    5.83%      NA    7.44%  -11.84%   1.13%    4.13%      NA    6.41%
21,2
USAZ Templeton Developed Markets     11/5/2001       NA      NA       NA      NA    2.04%       NA      NA       NA      NA   -6.85%
SP Jennison International Growth    12/15/2000  -37.45%      NA       NA      NA  -36.48%  -42.80%      NA       NA      NA  -41.78%
SP Strategic Partners Focused Growth12/15/2000  -17.73%      NA       NA      NA  -21.17%  -24.73%      NA       NA      NA  -27.71%
Oppenheimer Global Securities/VA    11/12/1990  -14.13%  10.89%   12.67%  11.21%   10.10%  -21.43%   7.81%   10.88%  10.44%    9.23%
Oppenheimer High Income/VA           4/30/1986   -0.45%  -1.60%    0.44%   6.14%    7.36%   -8.90%  -4.36%   -1.19%   5.40%    6.09%
Oppenheimer Main Street Growth &      7/5/1995  -12.30%  -2.45%    4.18%      NA   10.96%  -19.76%  -5.19%    2.51%      NA    9.66%
Income/VA
PIMCO VIT High Yield - Admin. Class  4/30/1998   -0.08%  -0.92%       NA      NA   -0.71%   -8.56%  -3.71%       NA      NA   -2.97%
PIMCO VIT StocksPLUS Growth &       12/31/1997  -13.54%  -3.67%       NA      NA    3.22%  -20.90%  -6.38%       NA      NA    1.11%
Income - Admin. Class
PIMCO VIT Total Return - Admin.     12/31/1997    5.81%   3.38%       NA      NA    4.04%   -3.17%   0.43%       NA      NA    1.89%
Class
USAZ PIMCO Growth and Income         11/5/2001       NA      NA       NA      NA    1.17%       NA      NA       NA      NA   -7.64%
USAZ PIMCO Renaissance               11/5/2001       NA      NA       NA      NA    9.70%       NA      NA       NA      NA    0.16%
USAZ PIMCO Value                     11/5/2001       NA      NA       NA      NA    9.13%       NA      NA       NA      NA   -0.36%
Seligman Small-Cap Value - Class 1    5/1/1998   20.58%  27.40%       NA      NA   15.34%   10.36%  23.87%       NA      NA   12.73%
USAZ Money Market                     2/1/2000    0.81%      NA       NA      NA    1.96%   -7.75%      NA       NA      NA   -2.60%
USAZ Van Kampen Aggressive Growth     5/1/2001       NA      NA       NA      NA  -20.29%       NA      NA       NA      NA  -27.16%
USAZ Van Kampen Comstock              5/1/2001       NA      NA       NA      NA   -7.13%       NA      NA       NA      NA  -15.12%
USAZ Van Kampen Emerging Growth       5/1/2001       NA      NA       NA      NA   -9.27%       NA      NA       NA      NA  -17.07%
USAZ Van Kampen Growth and Income     5/1/2001       NA      NA       NA      NA   -3.97%       NA      NA       NA      NA  -12.22%
USAZ Van Kampen Growth                5/1/2001       NA      NA       NA      NA   -5.43%       NA      NA       NA      NA  -13.56%
------------------------------------------------------------------------------------------------------------------------------------

1.Ongoing stock market volatility can dramatically  change the Investment  Options'  short-term  performance;  current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton  Developing  Markets Securities Fund and Templeton
Foreign Securities Fund),  standardized  Class 2 Investment Option performance for prior periods represents  historical results of
Class 1 shares.  For periods beginning 1/6/99 (or 5/1/97),  Class 2's results reflect an additional 12b-1 fee expense,  which also affects future performance.


3.For Templeton Developing Markets Securities Fund,  performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4.For Templeton Foreign Securities Fund,  performance prior to the 5/1/00 merger reflects the historical  performance of Templeton
International  Fund.  There is no performance  shown for the USAZ AIM Basic Value,  USAZ AIM Blue Chip, USAZ AIM Dent  Demographic
Trends,  USAZ AIM  International  Equity,  Dreyfus Small Cap Stock Index,  Dreyfus Stock Index,  Jennison 20/20 Focus and the USAZ
Oppenheimer Emerging Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002.



CHART D (NO CONTRACT EXPENSES REFLECTED)
Total Return for the period ended December 31, 2001

--------------------------------------------------------------------------------------------
                                                         ONE     FIVE       TEN        SINCE
INVESTMENT OPTION                                       YEAR     YEAR      YEAR      INCEPTION
                                                          %        %         %           %

USAZ Alliance Capital Growth and Income                    NA        NA        NA        4.67
USAZ Alliance Capital Large Cap Growth                     NA        NA        NA        5.50
USAZ Alliance Capital Technology                           NA        NA        NA        7.70
Davis VA Financial                                     -10.37        NA        NA        3.48
Davis VA Value                                         -10.39        NA        NA        0.21
Franklin Global Communications Securities - Class      -29.40     -1.50      3.40        6.03
21,2
Franklin Growth and Income Securities - Class 21,2      -2.28      9.94     11.22       10.15
Franklin High Income - Class 21,2                        4.18      0.30      6.20        6.25
Franklin Income Securities - Class 21,2                  0.76      7.00      9.26        9.91
Franklin Large Cap Growth Securities - Class 21,2      -11.43     11.77        NA       12.82
Franklin Real Estate - Class 21,2                        7.88      5.94     11.45       10.22
Franklin Rising Dividends Securities - Class 21,2       13.57     11.90        NA       11.22
Franklin Small Cap - Class 21,2                        -15.25     10.53        NA       13.45
Franklin Small Cap Value Securities - Class 21,2        13.79        NA        NA        3.23
Franklin U.S. Government - Class 22                      7.37      6.79      6.91        7.69
Franklin Zero Coupon 2005 - Class 11,2                   8.93      7.66      8.93        9.80
Franklin Zero Coupon 2010 - Class 11,2                   5.62      7.98      9.87       10.34
Mutual Discovery Securities - Class 21,2                 0.24      9.12        NA        9.27
Mutual Shares Securities - Class 21,2                    7.04     10.16        NA       10.60
Templeton Developing Markets Securities - Class         -8.08    -11.78        NA      -11.10
21,2,3
Templeton Foreign Securities-Class 21,2,4              -15.99      4.63        NA        9.64
Templeton Growth Securities-Class 21,2                  -1.31      8.40        NA       10.05
USAZ Templeton Developed Markets                           NA        NA        NA        2.50
SP Jennison International Growth                       -35.92        NA        NA      -37.67
SP Strategic Partners Focused Growth                   -20.80        NA        NA      -19.93
Oppenheimer Global Securities/VA                       -12.04     15.40     13.91          NA
Oppenheimer High Income/VA                               1.97      2.87      8.71          NA
Oppenheimer Main Street Growth & Income/VA             -10.16      6.71        NA       13.67
PIMCO VIT High Yield - Admin. Class                      2.35        NA        NA        1.70
PIMCO VIT StocksPLUS Growth & Income - Admin. Class    -11.43        NA        NA        5.73
PIMCO VIT Total Return - Admin. Class                    8.37        NA        NA        6.55
USAZ PIMCO Growth and Income                               NA        NA        NA        1.63
USAZ PIMCO Renaissance                                     NA        NA        NA       10.20
USAZ PIMCO Value                                           NA        NA        NA        9.63
Seligman Small-Cap Value - Class 1                      23.52        NA        NA       18.14
USAZ Money Market                                        3.27        NA        NA        4.24
USAZ Van Kampen Aggressive Growth                          NA        NA        NA      -19.00
USAZ Van Kampen Comstock                                   NA        NA        NA       -5.63
USAZ Van Kampen Emerging Growth                            NA        NA        NA       -7.80
USAZ Van Kampen Growth and Income                          NA        NA        NA       -2.41
USAZ Van Kampen Growth                                     NA        NA        NA       -3.90

1.Ongoing stock market volatility can dramatically change the Investment
Options' short-term performance; current results may differ.

2.Because  Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton
Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.


3.For Templeton  Developing  Markets  Securities Fund,  performance prior to the
5/1/00 merger  reflects the historical  performance of the Templeton  Developing
Markets Fund.

4.For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund. There is no performance shown for the USAZ AIM Basic Value, USAZ AIM Blue Chip, USAZ AIM
Dent Demographic Trends, USAZ AIM International Equity,  Dreyfus Small Cap Stock
Index,  Dreyfus  Stock  Index,  Jennison  20/20  Focus and the USAZ  Oppenheimer
Emerging Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002.


ILLUSTRATIONS
--------------------------------------------------------------------------------

Allianz Life may also provide illustrations to customers. These illustrations may provide hypothetical depictions of the annuity income available under the Contract, also called the "pay-out or annuitization illustrations". Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized" performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another illustration alternative, we may use the Standard & Poor's 500 Composite Price Index or other recognized investment benchmark to show how values may vary.

Pay-out illustrations are designed to show the hypothetical annuity income payment stream. These illustrations may depict either a variable annuitization or a fixed annuitization. A variable pay-out illustration would be based upon an adjusted historical performance, an assumed rate of return or a recognized investment benchmark combined with an assumed investment return (AIR). A fixed pay-out illustration would be based upon the annuitant's age, the pay-out option selected, and the pay-out factor rates currently in effect on the date of the illustration. Variable pay-out illustrations may also show the portion of each pay-out that is subject to income tax and the portion that is non-taxable. Where applicable, a pay-out illustration will show the effect of any bonus feature. In addition to variable and fixed pay-out illustrations, an illustration may also be prepared showing the effect of required minimum distribution payments from qualified Contracts.

The values illustrated will be calculated reflecting the deduction of Investment Option expenses for the specific Investment Options selected and the applicable mortality and expense risk charges for the Annuity Option and the Contract features you select. For assumed rate pay-out illustrations or recognized investment benchmark illustrations, where no Investment Options are selected, an arithmetic average of Investment Option expenses will be reflected. The amount of the mortality and expense risk charges will vary, depending the Contract features you select. Illustrations will also reflect the charges for any riders selected. For Withdrawal Values, the withdrawal charges are also reflected. Illustrations will not reflect the deduction of any Federal or state income tax or penalties.

The illustrations will also reflect the effect of the stabilization process, including the effect of any guaranteed minimum income value when the stabilization option is chosen.

The illustrations that are given to customers by Allianz Life are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return.

FEDERAL TAX STATUS
--------------------------------------------------------------------------------

NOTE: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A Contract Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For annuity payments, the portion of a payment includible in income equals the excess of the payment over the exclusion amount. The exclusion amount for payments based on a variable annuity option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (determined by Treasury Regulations). The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Payments received after the investment in the Contract has been recovered (i.e. the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an annuity payment is taxed at ordinary income rates. For certain types of tax qualified retirement plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment options underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an Investment Option will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the Investment Option is represented by any one investment; (2) no more than 70% of the value of the total assets of the Investment Option is represented by any two investments; (3) no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and (4) no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Investment Options of the Trust underlying the Contracts will be managed by the investment advisers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

Section 72(e)(11) of the Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. The legislative history of Section 72(e)(11) indicates that it was not intended to apply to immediate annuities. However, the legislative history also states that NO inference is intended as to whether the Treasury Department, under its authority to prescribe rules to enforce the tax laws, may treat the combination purchase of a deferred annuity contract with an immediate annuity contract as a single contract for purposes of determining the tax consequences of any distribution.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for Federal income tax purposes,
Section 72(s) of the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the death or change of an annuitant is treated as the death of the owner.

The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It generally provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income.

Section 72 further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. There is an exception to this 10% penalty tax for annuity payments made under an immediate annuity contract. An immediate annuity is defined as a contract to which all of the following apply:


o Is purchased with a single premium;

o Has an annuity starting date, as defined by the Tax Code, not later than one year from date of purchase; and

o Provides for a series of substantially equal periodic payments to be made no less frequently than annually.

For purposes of determining whether an annuity contract qualifies as an immediate annuity, the IRS has ruled that where an immediate annuity is received in exchange for a deferred annuity contract in a Tax Code section 1035 exchange, the purchase date of the contract will be deemed to be the date the deferred annuity was purchased. This might cause the contract to fail to qualify as an immediate annuity, and the contract will be subject to the 10% penalty tax unless one of the other exceptions to the penalty applies.

There is also a separate exception to the 10% penalty tax where the distribution is made in substantially equal periodic payments (al least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your beneficiary (the "life expectancy exception"). However, modification to such a series of payments prior to the later of age 59 1/2 or five years may result in an additional tax in the year of modification equal to the penalty which would have been imposed, plus interest, if the exception had not applied.

The guidance concerning what constitutes substantially equal periodic payments for purposes of the life expectancy exception to the 10% penalty tax and the definition of an immediate annuity contract are limited. The Contract has certain innovative features which are not addressed by this guidance. Therefore, if your annuity has stabilized payments or if you select a life income plan, make a withdrawal or transfer, receive payments pursuant to the Increased Annuity Payment Rider, or change your death benefit, the payments or distributions resulting therefrom may be subject to the 10% penalty tax unless one of the other exceptions to the penalty tax applies, including amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; or (c) if the taxpayer it totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code).

You should consult a tax advisor to determine how the above mentioned contract rights may affect your tax liability.

Separate tax withdrawal penalties and restrictions may apply to Qualified Contracts. (See "Tax Treatment of Distributions - IRA Contracts.")

The bonus amounts are includible in a Contract Owner's income when paid and if paid before you are age 59 1/2 may be subject to a 10% penalty tax. Allianz Life will report these payments according to this interpretation.

If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. This rule does not apply to an immediate annuity contract whish is defined in the same way as for penalty tax purposes, or to contracts held by a trust or other entity as agent for a natural person. Therefore, if you are a nonnatural person, you should consult with your tax advisor regarding the treatment of income on the contract for tax purposes.

In a recent ruling, the Internal Revenue Service indicated that part of a partial withdrawal from an annuity contract on or after the annuity starting date might be excludable from income. In prior rulings, however, the IRS had concluded that the entire amount of such a partial withdrawal from a nonqualified contract was taxable as ordinary income. Allianz Life currently intends to report partial withdrawals from the Contract in accordance with its interpretation of the IRS's most recent ruling. Given the uncertainty in this area, however, you should consult a tax adviser regarding the tax consequences to you of a partial withdrawal. If you fully surrender your contract, the amount that is taxable is the excess of the amount distributed to you over your unrecovered investment in the contract (i.e., your unrecovered Purchase Payments). You should consult a tax advisor before partially or fully surrendering your Contract.

QUALIFIED PLANS

The Contracts offered by the Prospectus may also be used with a plan qualified under Section 408(b), 408(k) or 408(a) of the Code ("IRA Contracts"). The following discussion of IRA Contracts is not exhaustive and is for general informational purposes only. The tax rules regarding IRA Contracts are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing IRA Contracts. IRA Contracts include special provisions restricting Contract provisions that may otherwise be available as described in this Prospectus. Generally, IRA Contracts are not transferable except upon surrender or annuitization.

An IRA Contract will not provide any necessary or additional tax deferral if it is used to fund a tax qualified retirement plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax qualified retirement plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to distributions from IRA Contracts. (See "Tax Treatment of Distributions - IRA Contracts.")

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. IRA Contracts will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Under applicable limitations, certain amounts may be contributed to an IRA Contract which will be deductible from the individual's gross income. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Distributions - IRA Contracts.") Under certain conditions, distributions from other IRAs and other qualified plans may be rolled over or transferred on a tax-deferred basis into an IRA Contract. Sales of Contracts for use as IRA Contracts are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF DISTRIBUTIONS - IRA CONTRACTS

In the case of a withdrawal under an IRA Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including IRA Contracts. To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions:

(a) if distribution is made on or after the date on which the Annuitant reaches age 59 1/2;

(b) distributions following the death or disability of the Annuitant (for this purpose disability is as defined in Section 72(m)(7) of the Code);

(c) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and his or her designated Beneficiary;

(d) distributions made to the Annuitant to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Annuitant for amounts paid during the taxable year for medical care;

(e) distributions from an IRA Contract for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Annuitant and his or her spouse and dependents if the Annuitant has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Annuitant has been re-employed for at least 60 days.);

(f) distributions from an Individual Retirement Annuity made to the Annuitant to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Annuitant for the taxable year;

(g)  distributions made on account of an IRS levy upon the Qualified Contract;
     and

(h) distributions from an Individual Retirement Annuity made to the Annuitant which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code).

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59 1/2 or 5 years from the date of the first annuity payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. A partial withdrawal may result in the modification of the series of annuity payments made after such withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above. Competent tax advice should be obtained prior to making any withdrawals from an IRA Contract. Any amounts distributed will only be paid to the Annuitant, Joint Annuitant or Beneficiary. The Company will not transfer or pay such amounts to another IRA or tax qualified retirement plan.

The guidance concerning what constitutes substantially equal periodic payments for purposes of the life expectancy exception to the 10% penalty tax is limited. The Contract has certain innovative features which are not addressed by this guidance. Therefore, if your Contract has stabilized payments or if you select a life income plan (Annuity Options 1-5), make a withdrawal or transfer, receive payments pursuant to the Increased Annuity Payment Rider, or change your death benefit, the payments or distributions resulting therefrom may be subject to the 10% penalty tax unless one of the other exceptions to the penalty tax applies.

YOU SHOULD CONSULT WITH A TAX ADVISOR REGARDING HOW THESE BENEFITS WILL AFFECT YOUR TAX LIABILITY. Any bonus amounts paid will be treated as taxable income to you and if paid to you before you are age 59 1/2 may be subject to the 10% penalty tax. Allianz Life will report these payments according to this interpretation.

Generally, distributions from an IRA Contract must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Generally, required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal will have adverse impact on the determination of required minimum distributions. If you are age 70 1/2 or older, you should consult with a tax advisor prior to taking a partial withdrawal.

ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Accumulation Value is treated for federal income tax purposes as a surrender or withdrawal of such amount or portion. The investment in the Contract is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If a Contract Owner transfers a Contract without adequate consideration to a person other than the Contract Owner's spouse (or to a former spouse incident to divorce), the Contract Owner will be taxed on the difference between his or her Accumulation Value and the investment in the Contract at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.

The transfer or assignment of ownership of the Contract, the designation of an Annuitant, the selection of certain annuity starting dates, or the exchange of the Contract may result in certain other tax consequences that are not discussed herein. A Contract Owner contemplating any such transfer, assignment, or exchange should consult a tax advisor as to the tax consequences.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.


ANNUITY PROVISIONS
--------------------------------------------------------------------------------

FIXED ANNUITY PAYOUT

Annuity payments from the Fixed Payment Option (not available in all states) will be equal payments unless otherwise specified by the Annuity Option selected.

VARIABLE ANNUITY PAYOUT

A variable annuity is an annuity with payments which:

(1) are not predetermined as to dollar amount; and

(2) will generally vary in amount with the net investment results of the applicable Investment Options.

Base Annuity Payments also depend on:

o        The Contract Value (less any premium taxes);
o        The Annuitant's (and Joint Annuitant's if any) Age and sex ;
o        The Annuity Option you select;
o        The frequency of payments you select;
o        The Assumed Investment Return (AIR);
o        The Income Date; and
o The annuity unit value of the subaccount corresponding to each Investment Option you select.

The first Base Annuity Payment is equal to the Contract Value on the Income Date allocated to the Separate Account divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each Investment Option, the fixed number of Annuity Units equals the amount of the initial Base Annuity Payment determined for each Investment Option divided by the Annuity Unit value on the Annuity Calculation Date. Thereafter, unless the Contract Owner elects to transfer between Investment Options, makes a withdrawal, or elects to change a death benefit, the number of Annuity Units in each subaccount corresponding to an Investment Option remains unchanged until the end of the Life Expectancy Period or the Specified Period Certain, as applicable. All calculations will appropriately reflect the annuity payment frequency selected.

The Base Annuity Payments are also the Supportable Payments. Supportable Payments will change based on the change in value of the Annuity Units credited to your Contract. The amount of each change will depend on how the Annuity Units in your Contract perform as compared to your AIR. If the performance of the Annuity Units exceed the AIR, the Payments will increase. If the performance of the Annuity Units is less than the AIR, the Supportable or Payments will decrease. The Supportable Payment in each Investment Option is determined by multiplying the number of Annuity Units then allocated to such Investment Option by the Annuity Unit value of that Investment Option.

For each subaccount corresponding to an Investment Option, the value of an Annuity Unit was initially established at $1.00. On each subsequent Valuation Date, the value of an Annuity Unit is determined in the following way:

FIRST: The Net Investment Factor for each subaccount corresponding to an Investment Option is determined by dividing A by B and multiplying by (1 - C) where:

         A is     (i) the Net Asset Value per share of the Investment Option at the end of the current Valuation Period; plus

                  (ii) any dividend or capital gains per share declared on behalf of such Investment Option that has an ex-dividend date within the current Valuation Period.

         B is the Net Asset Value per share of the Investment Option for the immediately preceding Valuation Period.

         C is (i) the Valuation Period equivalent of the mortality and expense risk charge, plus

                  (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation or maintenance of the Investment Option.

The Net Investment Factor may be more or less than one.

SECOND: The value of an Annuity Unit for a Valuation Date is equal to:
a. the value of the Annuity Unit on the immediately preceding Valuation Date;
b. multiplied by the Net Investment Factor for the Valuation Period ending on the current Valuation Date; c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the length of the particular Valuation Period. With a 5% Assumed Investment Return, the Assumed Net Investment Factor for a one-year Valuation Period would be 1.05. For a one-day Valuation Period, the Assumed Net Investment Factor would be 1.00013368062.

The Assumed Investment Return is the investment return upon which Annuity Payments are based. If payments were not subject to stabilization, income will increase from one annuity payment date to the next if the annualized net investment performance during that time is greater than the Assumed Investment Return and will decrease if the annualized net investment performance is less than the Assumed Investment Return.

Annuity Payments from Investment Options are stabilized. They are kept constant during any Income Year. They will not change by more than 10% each year except by the Income Change Factors or through the Stabilization Account cap (80% of the Purchase Payment). If you had chosen an AIR of 5%, the Stabilized Payments are also guaranteed not to be less than 85% of the first Stabilized Payment to the end of the period certain or the Life Expectancy Period, as applicable. After the Life Expectancy Period, the Stabilized Payment is guaranteed to be at least 85% of the first Stabilized Payment times the Life Expectancy Adjustment. If you had chosen an AIR of 3.5%, the guarantee percentage is 100%. The guarantee will change when an Income Change Factor occurs. Income Change Factors are any partial withdrawals, any change in death benefits, and any transfers to the Fixed Acount. These also include the Life Expectancy Adjustment and the death of one of the Annuitants under Options 3 and 4 when you had selected a lower income payment for the surviving Annuitant. (See "Annuity Options" in the prospectus). For the stabilization guarantee, these factors include the income payment adjustment that occurs after the tenth Income Year when the bonus amount payments are completed (where applicable).

A Stabilization Account is maintained to account for the differences between the Stabilized Payments and the Supportable Payments. The Stabilization Account, when positive, reflects the performance of the Investment Options. The Stabilization Account is used to stabilize the Annuity Payments. It is paid out in full at full withdrawal and at death of all of the Annuitants.

Please refer to "Stabilization Option - Stabilized Payments and Guaranteed Minimum Income" in the prospectus for a detailed description of the stabilization process.

The following examples show how the stabilization process works.

EXAMPLE A:
     Assume:

         Annuitant's Age at Income Date = 65
         AIR = 5%
         Initial Base Annuity Payment = 1,055; Frequency of payments = annual Bonus amount = $105.50. Actual initial payment = 1160.50 Annuity Payment in Income year 3 is $1305.50 = $1200 + $105.50 Supportable Payment in Income Year 3 is $1300. Stabilization Account at the end of Year 3 is 100. The total return in Income Year 3 is -20%.
         Annuity Payment is being calculated at the beginning of Income Year 4.

     Calculate:

     Positive Stabilization Account receives return = 100 x .8                                                80.00

     Supportable Payment = 1300 x .8/1.05                                                                    990.48

     Stabilization Account  + Supportable Payment =  80 + 990.48                                           1,070.48

     Because the annualized return is -20%, which is less than 5%, the sum cannot be greater than the previous Stabilized Payment of $1200. This condition has no effect.

     Cap at 110% of previous Stabilized Payment = 1.1 x 1200 = 1,320 which has no effect

     Floor at 90% of previous Stabilized Payment = .9 x 1200 =                                             1,080.00

     Floor at 85% of initial Stabilized Payment  = 896.75 which has no effect

     Therefore,  Annuity Payment = 1080 + 105.5 =                                                          1,185.50

     Stabilization Account
         = previous stabilization account ($100) with return (-$20) + difference in Stabilized and
             Supportable Payments  =  80  + (990.48 - 1,080)                                                 -9.52

     At the beginning of Income year 5, the total return in Income year 4 is a gain of 30%

     Negative stabilization account has no return                                                             -9.52

     Supportable Payment = 990.48 x 1.30/1.05                                                              1,226.31

     Supportable Payment + Stabilization Account = 1,226.31 - 9.52                                         1,216.79

     Because the annualized return is 30%, which is greater than 5%, the sum cannot be less than the previous year's Stabilized Payment of 1,080 and cannot be greater than the previous Stabilized Payment of 1,080 times
     1.3/1.05 = 1,337.14. This condition has no effect.

     Cap at 110% of previous Stabilized Payment (Income Year 4) = 1.1 x 1,080 = 1,188                      1,188.00

     Floor at 90% of previous Stabilized Payment (Income Year 4)= .9 x 1,080 =
     972 which has no effect

     Floor at 85% of initial payment  =  896.75 which has no effect

     Therefore,  Annuity Payment = 1,188 + 105.50 =                                                        1,293.50

     Stabilization Account
         = previous Stabilization Account   +  difference in Supportable and
            Stabilized Payments   =  (-9.52 )  +     (1226.31 - 1188)                                         28.79

The following table demonstrates, on a purely hypothetical basis, the Stabilized
Payments, the Supportable Payments, and the Stabilization Account. The changes in the Annuity Unit Values reflect the investment performance of the underlying
Investment Options.

EXAMPLE B:

     Assume:
     Annuitant's Age on Income Date = 65
     AIR = 5%
     Initial Base Annuity Payment = $83.33; Frequency of payments = monthly Bonus amount = $0.00

                         Assumed Net           Annuity           Supportable         Stabilized        Stabilization
        DATE           RATE OF RETURN*       UNIT VALUES           PAYMENT             PAYMENT            ACCOUNT
        ----           ---------------       -----------           -------             -------            -------
      1/1/2002                                10.0000               83.33               83.33               0.00
      2/1/2002              1.63%             10.1218               84.35               83.33               1.02
      3/1/2002             -0.33%             10.0471               83.72               83.33               1.40
      4/1/2002              0.81%             10.0874               84.06               83.33               2.14
      5/1/2002             -0.94%              9.9525               82.93               83.33               1.73
      6/1/2002             -1.43%              9.7703               81.42               83.33              -0.21
      7/1/2002             -0.60%              9.6721               80.60               83.33              -2.94
      8/1/2002              1.56%              9.7827               81.52               83.33              -4.75
      9/1/2002             -0.29%              9.7148               80.95               83.33              -7.13
     10/1/2002              1.23%              9.7943               81.62               83.33              -8.85
     11/1/2002              1.91%              9.9412               82.84               83.33              -9.34
     12/1/2002             -1.41%              9.7612               81.34               83.33              -11.33
      1/1/2003              1.63%              9.8800               82.33               75.00              -3.99


*The Assumed Net Rate of Return is the return realized for the preceding month less the mortality and expense risk charges and assumed investment expenses of 1.0086% (which is the arithmetic average of the 2001 investment expenses of the Investment Options). It is used to determine the Annuity Unit Value, Supportable Payment and Stabilization Account Value on the specified date.



FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The audited consolidated financial statements of the Company as of and for the year ended December 31, 2001 and 2000 and for each of the years in the three years ended December 31, 2001, included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 2001 are also included herein.



                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       of
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                              Financial Statements
                                December 31, 2001

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Independent Auditors' Report


The Board of Directors of Allianz Life Insurance Company of North America and Contract Owners of Allianz Life Variable Account B:

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Allianz Life Variable Account B as of December 31, 2001, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-years then ended and the financial highlights for the period then ended. These financial statements and financial highlights are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Investment securities held in custody for the benefit of the Variable Account were confirmed to us by the transfer agent of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and financial highlights presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of the sub-accounts of Allianz Life Variable Account B at December 31, 2001, and the results of their operations, changes in their net assets and financial highlights for each of the periods stated above, in conformity with accounting principles generally accepted in the United States of America.



                                                                    KPMG LLP



Minneapolis, Minnesota
March 22, 2002

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements


STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2001
(IN THOUSANDS)
                                                                                                      ALGER      ALGER
                                               AIM V.I.             AIM V.I.               ALGER     AMERICAN   AMERICAN
                                                CAPITAL           INTERNATIONAL           AMERICAN   LEVERAGED   MIDCAP
                                             APPRECIATION  AIM V.I.  EQUITY   AIM V.I.     GROWTH     ALLCAP     GROWTH
                                                 FUND    GROWTH FUND  FUND    VALUE FUND  PORTFOLIO  PORTFOLIO  PORTFOLIO
-------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*               $ 9,737    25,577      3,758    13,789     25,102     12,297    14,988
-------------------------------------------------------------------------------------------------------------------------
   Total Assets                                   9,737    25,577      3,758    13,789     25,102     12,297    14,988
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
   Accrued mortality and expense risk
   and administrative charges:                        7         8          5         9          2          1         9
-------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                  7         8          5         9          2          1         9
-------------------------------------------------------------------------------------------------------------------------
   Net Assets                                   $ 9,730    25,569      3,753    13,780     25,100     12,296    14,979
=========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                1,084     1,245        475     1,801        648        472     1,800
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                              1,974     1,138        691     2,643        467        479     2,316
   Alterity Optional - Option 1                   1,313     1,152        739     2,611        452        353     4,124
   Alterity Optional - Option 2                      68         -         11        39          -          -        30
   Dimensions - Option 1                              5         -          -         9          -          -         7
   Dimensions - Option 2                             12         4          2         2          -          -         2
   Dimensions - Option 3                             17       217          -       281          -          -       112
   Dimensions - Option 4                              2         3         55        75          -          -        84
   Dimensions - Option 5                              -         -          -        27          -          -         7
   Dimensions - Option 6                              -         -          -         3          -          -         -
   Rewards Traditional                            2,635     2,105      1,334     3,638      2,679      1,311     2,997
   Rewards Enhanced                               2,615     1,315        313     2,059      1,495        507     3,045
   Valuemark II and III                               -     8,799          -         -      9,806      4,705         -
   Valuemark IV - Option 1 & 2
    with standard contract charges                    -     9,355          -         -      9,367      4,437         -
   Valuemark IV - Option 1 & 2
   with GMIB                                          -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                                4       124        133       289         66          -       164
   Charter Enhanced                                   1        18          -       303          -          1       291
  Contracts in annuity payment period                 -        94          -         -        120         31         -
-------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                $ 9,730    25,569      3,753    13,780     25,100     12,296    14,979
=========================================================================================================================

 * Investment shares                                448     1,562        252       591        683        390       848
  Investments at cost                           $13,007    45,348      4,786    15,189     37,999     20,558    17,817



                 See accompanying notes to financial statements.


1


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)
                                                                                          FRANKLIN   FRANKLIN    FRANKLIN
                                               ALGER                                     AGGRESSIVE   GLOBAL   GLOBAL HEALTH
                                           AMERICAN SMALL  DAVIS VA  DAVIS VA   DAVIS VA   GROWTH COMMUNICATIONS  CARE
                                           CAPITALIZATION FINANCIAL REAL ESTATE  VALUE   SECURITIES SECURITIES  SECURITIES
                                               PORTFOLIO  PORTFOLIO  PORTFOLIO  PORTFOLIO    FUND      FUND        FUND
--------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                $1,826     7,685      4,437    15,927      6,419    242,055    24,912
--------------------------------------------------------------------------------------------------------------------------
   Total Assets                                   1,826     7,685      4,437    15,927      6,419    242,055    24,912
--------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense
  risk and administrative charges:                    2         3          3         9          -          5         -
--------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                  2         3          3         9          -          5         -
--------------------------------------------------------------------------------------------------------------------------
   Net Assets                                    $1,824     7,682      4,434    15,918      6,419    242,050    24,912
==========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                  135     1,032        301     2,473          -          -         -
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                                564     1,511        553     2,306          -          1         -
   Alterity Optional - Option 1                     388     1,137      1,842     3,613          -         18         -
   Alterity Optional - Option 2                       -        24          -        17          -          -         -
   Dimensions - Option 1                              3         3          2        38          -          -         -
   Dimensions - Option 2                              -        12         11        21          -          -         -
   Dimensions - Option 3                              -        21         11        54          -          -         -
   Dimensions - Option 4                              -         6          7        90          -          -         -
   Dimensions - Option 5                              -         -          -        35          -          -         -
   Dimensions - Option 6                              -         7          -         -          -          -         -
   Rewards Traditional                              397     2,245      1,238     4,239          -          -         -
   Rewards Enhanced                                 291     1,564        466     2,169          -         11         -
   Valuemark II and III                               -         -          -         -      3,228    216,998    14,191
   Valuemark IV - Option 1 & 2
   with standard contract charges                     -         -          -         -      3,180     23,372    10,366
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                               45        80          3       317          -        197       235
   Charter Enhanced                                   1        40          -       546          -         71       116
  Contracts in annuity payment period                 -         -          -         -         11      1,382         4
--------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                 $1,824     7,682      4,434    15,918      6,419    242,050    24,912
==========================================================================================================================

 * Investment shares                                110       720        429     1,614      1,095     35,234     1,922
  Investments at cost                            $2,134     7,781      4,362    16,153      8,749    520,516    25,191



                 See accompanying notes to financial statements.


2


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)
                                              FRANKLIN                         FRANKLIN             FRANKLIN
                                             GROWTH AND            FRANKLIN     LARGE    FRANKLIN    NATURAL   FRANKLIN
                                               INCOME    FRANKLIN   INCOME    CAP GROWTH   MONEY    RESOURCES    REAL
                                            SECURITIES HIGH INCOME SECURITIES SECURITIES   MARKET   SECURITIES  ESTATE
                                                FUND       FUND      FUND        FUND      FUND       FUND       FUND
-------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*              $600,709   139,810    493,438   270,650    183,013     24,319   126,665
-------------------------------------------------------------------------------------------------------------------------
   Total Assets                                 600,709   139,810    493,438   270,650    183,013     24,319   126,665
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense
  risk and administrative charges:                   48         9         34        18         12          -         6
-------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                 48         9         34        18         12          -         6
-------------------------------------------------------------------------------------------------------------------------
   Net Assets                                  $600,661   139,801    493,404   270,632    183,001     24,319   126,659
=========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                1,973        14         22        93          -          -        97
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                              1,915        29          6        72          -          -       123
   Alterity Optional - Option 1                   2,274        11         13        40          -          -       135
   Alterity Optional - Option 2                       7         -          9        13          -          -         7
   Dimensions - Option 1                             13         -          -         -          -          -         -
   Dimensions - Option 2                              6         -          -         -          -          -         3
   Dimensions - Option 3                            333        51          -        43          -          -         3
   Dimensions - Option 4                             38         -          -         -          -          -         -
   Dimensions - Option 5                              1         -          -         -          -          -         -
   Dimensions - Option 6                              3         -          -         -          -          -         -
   Rewards Traditional                            2,269         3        178       101          -          -       204
   Rewards Enhanced                               1,832         6          -        64          -          -       141
   Valuemark II and III                         451,632    86,787    386,556   137,759    130,255     18,771    89,204
   Valuemark IV - Option 1 & 2
   with standard contract charges               126,641    51,140     98,522   125,229     50,329      5,463    34,764
   Valuemark IV - Option 1 & 2 with GMIB             50         9         26         -          -          -         6
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                              762       329      1,693       659        624         45       905
   Charter Enhanced                                 213       385        582       271        172         28       166
  Contracts in annuity payment period            10,699     1,037      5,797     6,288      1,621         12       901
-------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity               $600,661   139,801    493,404   270,632    183,001     24,319   126,659
=========================================================================================================================

 * Investment shares                             39,343    18,792     38,075    18,640    183,013      2,045     6,983
  Investments at cost                          $628,201   184,697    561,041   301,156    182,970     24,087   121,373


                 See accompanying notes to financial statements.


3


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)
                                              FRANKLIN
                                               RISING    FRANKLIN             FRANKLIN            U.S.FRANKLIN  FRANKLIN
                                              DIVIDENDS   S&P 500  FRANKLIN  TECHNOLOGY  FRANKLIN    VALUE    ZERO COUPON
                                             SECURITIES    INDEX   SMALL CAP SECURITIES GOVERNMENT SECURITIES    FUND
                                                FUND       FUND      FUND       FUND       FUND      FUND        2005
-------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*              $324,217    41,520    252,279     4,820    369,778     31,569    54,431
-------------------------------------------------------------------------------------------------------------------------
   Total Assets                                 324,217    41,520    252,279     4,820    369,778     31,569    54,431
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense
  risk and administrative charges:                   25         7         25         -         10         11         -
-------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                 25         7         25         -         10         11         -
-------------------------------------------------------------------------------------------------------------------------
   Net Assets                                  $324,192    41,513    252,254     4,820    369,768     31,558    54,431
=========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                1,363       147      1,708         -      1,933         10     1,258
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                              1,737       335      1,560         -      1,571          3        16
   Alterity Optional - Option 1                   1,782       482      1,843         -      1,812         23         1
   Alterity Optional - Option 2                      33        30          -         -         31          6         -
   Dimensions - Option 1                             21         -          5         -         58          -         -
   Dimensions - Option 2                             14         -          1         -          7          -         -
   Dimensions - Option 3                             34        31         44         -        151          -         -
   Dimensions - Option 4                             19         -          -         -        120          -         -
   Dimensions - Option 5                              1         1          -         -          -          -         -
   Dimensions - Option 6                              -         -          -         -          8          -         -
   Rewards Traditional                            3,411       307      2,841         -      5,330        200        25
   Rewards Enhanced                               2,256        95      1,447         -      2,463          4         -
   Valuemark II and III                         231,253    21,476    137,781     2,459    278,297     15,735    38,850
   Valuemark IV - Option 1 & 2
   with standard contract charges                77,229    17,479     99,996     2,334     74,771     14,624    14,075
   Valuemark IV - Option 1 & 2 with GMIB              -         -         11         -         17          1         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         1          -         -          -          2         -
   Charter Traditional                              570        63        493         -      1,923        292       181
   Charter Enhanced                                 283         -        257        14        749         48         7
  Contracts in annuity payment period             4,186     1,066      4,267        13        527        610        18
-------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity               $324,192    41,513    252,254     4,820    369,768     31,558    54,431
=========================================================================================================================

 * Investment shares                             22,854     4,949     14,043       901     28,106      2,878     3,398
  Investments at cost                          $307,460    46,642    248,123     7,615    365,672     27,819    52,432



                 See accompanying notes to financial statements.


4


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)
                                              FRANKLIN              J.P. MORGAN
                                                ZERO   J.P. MORGAN      U.S.     MUTUAL     MUTUAL   OPPENHEIMER
                                               COUPON  INTERNATIONAL DISCIPLINED DISCOVERY  SHARES     GLOBAL    OPPENHEIMER
                                                FUND   OPPORTUNITIES  EQUITY   SECURITIES SECURITIES SECURITIES  HIGH INCOME
                                                2010     PORTFOLIO  PORTFOLIO    FUND       FUND      FUND/VA     FUND/VA
-------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*               $46,529       873      1,745   160,153    379,807     12,075     4,334
-------------------------------------------------------------------------------------------------------------------------
   Total Assets                                  46,529       873      1,745   160,153    379,807     12,075     4,334
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense
  risk and administrative charges:                    1         2          -        22         39          8         2
-------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                  1         2          -        22         39          8         2
-------------------------------------------------------------------------------------------------------------------------
   Net Assets                                   $46,528       871      1,745   160,131    379,768     12,067     4,332
=========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                1,287       283        373       788      2,079      1,512       880
   Alterity Traditional - Option 2                    -         -          -        74          -          -         -
   Alterity Enhanced                                 17        24        372       521      2,273      2,122       536
   Alterity Optional - Option 1                       1       138        331     1,366      3,289      4,118       710
   Alterity Optional - Option 2                       -         -          -        37         41          6        14
   Dimensions - Option 1                              -         -          -        11         20         56        16
   Dimensions - Option 2                              -         -         10         -          2          -         2
   Dimensions - Option 3                              -         -          -        29        155         15         -
   Dimensions - Option 4                              -         -          -        23          2         21        12
   Dimensions - Option 5                              -         -          -         1          -          7         -
   Dimensions - Option 6                              -         -          -         -         13          -         -
   Rewards Traditional                               55       257        294     1,459      3,745      2,785     1,493
   Rewards Enhanced                                   -       169        359       599      2,542      1,106       598
   Valuemark II and III                          31,548         -          -    55,171    123,739          -         -
   Valuemark IV - Option 1 & 2
   with standard contract charges                13,463         -          -    94,712    231,762          -         -
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -         57          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                 94         -          -         -          -          -         -
   Charter Traditional                               49         -          6       392      1,699        245        59
   Charter Enhanced                                   7         -          -       366        499         74        12
   Contracts in annuity payment period                7         -          -     4,582      7,851          -         -
-------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                $46,528       871      1,745   160,131    379,768     12,067     4,332
=========================================================================================================================

 * Investment shares                              3,033        99        134    12,753     26,979        529       508
  Investments at cost                           $48,272     1,050      1,879   154,802    328,313     12,891     4,464



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)
                                          OPPENHEIMER
                                              MAIN                PIMCO VIT  PIMCO VIT            SP STRATEGIC
                                             STREET    PIMCO VIT  STOCKSPLUS   TOTAL    SP JENNISON  PARTNERS    SELIGMAN
                                             GROWTH &  HIGH YIELD GROWTH AND  RETURN   INTERNATIONAL  FOCUSED     GLOBAL
                                             INCOME      BOND      INCOME      BOND       GROWTH     GROWTH     TECHNOLOGY
                                             FUND/VA   PORTFOLIO  PORTFOLIO  PORTFOLIO  PORTFOLIO   PORTFOLIO   PORTFOLIO
-------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*               $17,193     7,382      4,287    27,851        848      1,767     7,239
-------------------------------------------------------------------------------------------------------------------------
   Total Assets                                  17,193     7,382      4,287    27,851        848      1,767     7,239
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense
  risk and administrative charges:                   10        18          3       224          2          1         3
-------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                 10        18          3       224          2          1         3
-------------------------------------------------------------------------------------------------------------------------
   Net Assets                                   $17,183     7,364      4,284    27,627        846      1,766     7,236
=========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                2,822       527        330     2,754         25        183     1,116
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                              2,976     1,980        597     2,705         63        298     1,165
   Alterity Optional - Option 1                   3,021       800        796     3,353         87         47     1,345
   Alterity Optional - Option 2                      30        22          -        41         16          -        11
   Dimensions - Option 1                             99         2         42       198          1          -         6
   Dimensions - Option 2                              6         1          1        26          -          -        11
   Dimensions - Option 3                             98        13          -       636          -          -        44
   Dimensions - Option 4                              -         7         15        76         10          -         -
   Dimensions - Option 5                              1         -          -        56          -          -         -
   Dimensions - Option 6                              6         -          -         -          -          -         5
   Rewards Traditional                            3,836       734      1,041     6,451        217        195     2,279
   Rewards Enhanced                               3,913       432        645     3,508         10        351     1,141
   Valuemark II and III                               -     1,588        633     4,240        289        333         -
   Valuemark IV - Option 1 & 2
   with standard contract charges                     -     1,027        112     1,855        123        303         -
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         1          3          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                              286        62         44     1,047          2          -        50
   Charter Enhanced                                  89       169         28       596          -         56        63
  Contracts in annuity payment period                 -         -          -        84          -          -         -
-------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                $17,183     7,364      4,284    27,627        846      1,766     7,236
=========================================================================================================================

 * Investment shares                                905       937        459     2,816        156        264       559
  Investments at cost                           $18,175     7,443      4,518    28,248        852      1,797    10,512


                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)

                                                                   TEMPLETON   TEMPLETON                         TEMPLETON
                                              SELIGMAN   TEMPLETON DEVELOPING   GLOBAL   TEMPLETON TEMPLETON   INTERNATIONAL
                                              SMALL-CAP    ASSET     MARKETS    INCOME     GROWTH  INTERNATIONAL  SMALLER
                                                VALUE    STRATEGY  SECURITIES SECURITIES SECURITIES SECURITIES   COMPANIES
                                              PORTFOLIO    FUND       FUND       FUND       FUND        FUND       FUND
-------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*               $13,942    27,300     63,536    43,947    410,261    354,548    12,751
-------------------------------------------------------------------------------------------------------------------------
   Total Assets                                  13,942    27,300     63,536    43,947    410,261    354,548    12,751
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense
  risk and administrative charges:                    6         4         10         1         36         10         3
-------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                  6         4         10         1         36         10         3
-------------------------------------------------------------------------------------------------------------------------
   Net Assets                                   $13,936    27,296     63,526    43,946    410,225    354,538    12,748
=========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                1,304         -         79         -        969         11         -
   Alterity Traditional - Option 2                   37         -          -         -          -          -         -
   Alterity Enhanced                              2,275         -         55         -      1,422          9         -
   Alterity Optional - Option 1                   1,791         -        208         -      1,178         54         -
   Alterity Optional - Option 2                      43         -          -         -         16         13         -
   Dimensions - Option 1                             19         -          -         -          4          1         -
   Dimensions - Option 2                              1         -          -         -          9          -         -
   Dimensions - Option 3                             82         -         89         -        157          -         -
   Dimensions - Option 4                            102         -          -         -          9          -         -
   Dimensions - Option 5                              1         -          -         -          -          -         -
   Dimensions - Option 6                              -         -          -         -          -          -         -
   Rewards Traditional                            5,435         -        256         -      1,224         66         -
   Rewards Enhanced                               2,458         -        224         -        933         15         -
   Valuemark II and III                               -    15,628     41,950    33,404    255,638    282,479     5,581
   Valuemark IV - Option 1 & 2
   with standard contract charges                     -    10,598     18,612    10,098    139,856     66,280     6,578
   Valuemark IV - Option 1 & 2 with GMIB              -         -          1         -         16          9         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                              162        24      1,470       305      1,427      2,587        11
   Charter Enhanced                                 226        26         82        13        528        380        67
  Contracts in annuity payment period                 -     1,020        500       126      6,839      2,634       511
-------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                $13,936    27,296     63,526    43,946    410,225    354,538    12,748
=========================================================================================================================

 * Investment shares                              1,069     1,760     13,294     3,858     36,999     29,922     1,256
  Investments at cost                           $12,203    34,458     73,236    47,686    464,196    476,551    13,196



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)
                                               TEMPLETON
                                                PACIFIC  VAN KAMPEN VAN KAMPEN VAN KAMPEN USAZ ALGER              USAZ
                                                GROWTH      LIT     LIT GROWTH  EMERGING   AMERICAN USAZ ALGER VAN KAMPEN
                                              SECURITIES ENTERPRISE AND INCOME   GROWTH     GROWTH    GROWTH     GROWTH
                                                 FUND     PORTFOLIO  PORTFOLIO  PORTFOLIO    FUND       FUND       FUND
-------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                   $ -       652      2,264    10,024      6,178      2,855     5,457
-------------------------------------------------------------------------------------------------------------------------
   Total Assets                                       -       652      2,264    10,024      6,178      2,855     5,457
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense
  risk and administrative charges:                    -         1          1         5          5          2         2
-------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                  -         1          1         5          5          2         2
-------------------------------------------------------------------------------------------------------------------------
   Net Assets                                       $ -       651      2,263    10,019      6,173      2,853     5,455
=========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                    -        93        288       409        389         61        49
   Alterity Traditional - Option 2                    -         -          -         -         73          -         -
   Alterity Enhanced                                  -       170        138     2,154      1,068        327       187
   Alterity Optional - Option 1                       -        37        661     1,318        932        621       566
   Alterity Optional - Option 2                       -         -          -        26         13          -         4
   Dimensions - Option 1                              -         -          -        47         45          -        22
   Dimensions - Option 2                              -         -          -         3          6          1         8
   Dimensions - Option 3                              -         -          -        24          8          5         -
   Dimensions - Option 4                              -         -          -         8          2          -         2
   Dimensions - Option 5                              -         -          -         -          -          -         1
   Dimensions - Option 6                              -         -          -         3          -          -         -
   Rewards Traditional                                -       250        947     1,036        932        612       350
   Rewards Enhanced                                   -       101        212     2,901        630        158     3,176
   Valuemark II and III                               -         -          -       882      1,126        468       493
   Valuemark IV - Option 1 & 2
   with standard contract charges                     -         -          -       927        740        516       553
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         4          -         32         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                                          -         17       101         85         27         1
   Charter Enhanced                                   -         -          -       176         93          -        19
  Contracts in annuity payment period                 -         -          -         -         31         25        24
-------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                    $ -       651      2,263    10,019      6,173      2,853     5,455
=========================================================================================================================

 * Investment shares                                  -        44        142       354        670        308       568
  Investments at cost                               $ -       885      2,340    10,283      6,283      2,880     5,431



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)
                                                                                            USAZ
                                                                                  USAZ    ALLIANCE
                                                USAZ        USAZ       USAZ     ALLIANCE   CAPITAL  USAZ ALLIANCE  USAZ
                                             VAN KAMPEN  VAN KAMPEN VAN KAMPEN   CAPITAL  LARGE CAP   CAPITAL     PIMCO
                                             GROWTH AND  AGGRESSIVE  COMSTOCK  TECHNOLOGY  GROWTH    GROWTH AND    VALUE
                                             INCOME FUND GROWTH FUND   FUND       FUND      FUND     INCOME FUND   FUND
-------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*               $15,845     2,157     17,094     4,380      2,536      3,369     3,684
-------------------------------------------------------------------------------------------------------------------------
   Total Assets                                  15,845     2,157     17,094     4,380      2,536      3,369     3,684
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense
  risk and administrative charges:                    9         3         41         -          -          1         1
-------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                  9         3         41         -          -          1         1
-------------------------------------------------------------------------------------------------------------------------
   Net Assets                                   $15,836     2,154     17,053     4,380      2,536      3,368     3,683
=========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                  411        53        343         -         44         21        36
   Alterity Traditional - Option 2                    -         -         92         -          -          -         -
   Alterity Enhanced                              2,122       545      4,108       141        168         95       153
   Alterity Optional - Option 1                   1,729       221      1,426        36        218         83        16
   Alterity Optional - Option 2                       8         1         24         -         26          2         5
   Dimensions - Option 1                             11         3          1         -          -          -         -
   Dimensions - Option 2                              7         -          7         -          -          -         -
   Dimensions - Option 3                             57         -         31         -          -         39        31
   Dimensions - Option 4                             21         2         87        11          -         21         -
   Dimensions - Option 5                              -         -          -         -          -          -         -
   Dimensions - Option 6                              -         -         34         -          -          -         -
   Rewards Traditional                            1,329       308      1,500        62        348        191        16
   Rewards Enhanced                               7,162       164      4,151         7        119        104        55
   Valuemark II and III                           1,407       421      2,484     2,519      1,078      1,871     2,089
   Valuemark IV - Option 1 & 2
   with standard contract charges                 1,125       427      2,370     1,602        533        834     1,180
   Valuemark IV - Option 1 & 2 with GMIB              -         -          3         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         2          -          -         1
   Charter Traditional                              218         9        177         -          2          -         -
   Charter Enhanced                                  87         -        143         -          -          7         3
  Contracts in annuity payment period               142         -         72         -          -        100        98
-------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                $15,836     2,154     17,053     4,380      2,536      3,368     3,683
=========================================================================================================================

 * Investment shares                              1,634       266      1,820       407        240        322       336
  Investments at cost                           $15,935     2,163     17,288     4,295      2,483      3,285     3,466


                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)
                                                                       USAZ
                                                 USAZ       USAZ     TEMPLETON  AZOA VIP   AZOA VIP  AZOA VIP
                                                 PIMCO      PIMCO    DEVELOPED DIVERSIFIED   FIXED    GLOBAL      AZOA VIP
                                             RENAISSANCE  GROWTH AND  MARKETS    ASSETS     INCOME OPPORTUNITIES  GROWTH
                                                 FUND    INCOME FUND   FUND       FUND       FUND      FUND        FUND
-------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                $7,712     2,095        197     4,921      9,662        565     3,334
-------------------------------------------------------------------------------------------------------------------------
   Total Assets                                   7,712     2,095        197     4,921      9,662        565     3,334
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense
  risk and administrative charges:                    1         -          1         2         67          -         1
-------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                  1         -          1         2         67          -         1
-------------------------------------------------------------------------------------------------------------------------
   Net Assets                                    $7,711     2,095        196     4,919      9,595        565     3,333
=========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                   56        21          -       793      1,389         58       154
   Alterity Traditional - Option 2                   55         -          -         -          -          -         -
   Alterity Enhanced                                500        37          -       805        341         59       295
   Alterity Optional - Option 1                     135        59          -       380        658         82       354
   Alterity Optional - Option 2                      10         4          -       100          9          3         -
   Dimensions - Option 1                             21         -          -         -         17         14         -
   Dimensions - Option 2                              -         -          -        10          3          -         -
   Dimensions - Option 3                             17        30          -         -          3          -         1
   Dimensions - Option 4                              -         -          -         -          8         40       108
   Dimensions - Option 5                              -         -          -         -         50          -         1
   Dimensions - Option 6                              -         -          -         -          -          -         -
   Rewards Traditional                              346        45          -       591        920         42       618
   Rewards Enhanced                                 293         -          -       586        840         66       831
   Valuemark II and III                           3,009     1,253         77       518      2,746         87       361
   Valuemark IV - Option 1 & 2
   with standard contract charges                 3,155       437        119     1,071      2,004        102       610
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                 22         -          -         -          -          -         -
   Charter Traditional                                -        50          -        10         49          -         -
   Charter Enhanced                                   -       131          -         6        173          -         -
  Contracts in annuity payment period                92        28          -        49        385         12         -
-------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                 $7,711     2,095        196     4,919      9,595        565     3,333
=========================================================================================================================

 * Investment shares                                700       206         19       509        933         87       435
  Investments at cost                            $7,204     2,074        194     5,063      9,823        604     3,598



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)
                                                                                                    AZOA VIP
                                                                                                      MONEY      TOTAL
                                                                                                     MARKET       ALL
                                                                                                      FUND       FUNDS
-------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                                                                   $120,702 5,149,778
-------------------------------------------------------------------------------------------------------------------------
   Total Assets                                                                                      120,702 5,149,778
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk and administrative charges:                                         481     1,297
-------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                                                                     481     1,297
-------------------------------------------------------------------------------------------------------------------------
   Net Assets                                                                                       $120,221 5,148,481
=========================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   Alterity Traditional - Option 1                                                                     3,161    45,235
   Alterity Traditional - Option 2                                                                         -       331
   Alterity Enhanced                                                                                   3,932    58,765
   Alterity Optional - Option 1                                                                        4,061    62,384
   Alterity Optional - Option 2                                                                           29       879
   Dimensions - Option 1                                                                                  14       834
   Dimensions - Option 2                                                                                   -       211
   Dimensions - Option 3                                                                                 119     3,086
   Dimensions - Option 4                                                                                  25     1,111
   Dimensions - Option 5                                                                                  52       242
   Dimensions - Option 6                                                                                   -        82
   Rewards Traditional                                                                                15,943    97,895
   Rewards Enhanced                                                                                    8,290    73,007
   Valuemark II and III                                                                               11,940 3,171,592
   Valuemark IV - Option 1 & 2 with standard contract charges                                          6,965 1,473,322
   Valuemark IV - Option 1 & 2 with GMIB                                                                   6       252
   Valuemark IV - Option 3 with standard contract charges                                                  -         -
   Valuemark IV - Option 3 with GMIB                                                                       6       128
   Charter Traditional                                                                                64,956    85,825
   Charter Enhanced                                                                                      639     9,321
  Contracts in annuity payment period                                                                     83    63,979
-------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                                                                    $120,221 5,148,481
=========================================================================================================================

 * Investment shares                                                                                 120,702   698,911
  Investments at cost                                                                               $120,702 5,769,899



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)
                                                                                                         ALGER      ALGER
                                                AIM V.I.                AIM V.I.               ALGER    AMERICAN   AMERICAN
                                                CAPITAL       AIM     INTERNATIONAL AIM V.I.  AMERICAN  LEVERAGED   MIDCAP
                                             APPRECIATION  V.I. GROWTH   EQUITY      VALUE    GROWTH     ALLCAP     GROWTH
                                                 FUND         FUND        FUND       FUND    PORTFOLIO  PORTFOLIO  PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares              $  -        62         15        18         85          -         -
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
   Alterity Traditional - Option 1                   10        13          4        15          9          6        17
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                                 18        15          5        19          9          9        20
   Alterity Optional - Option 1                      13        15          7        22          7          6        26
   Alterity Optional - Option 2                       -         -          -         -          -          -         -
   Dimensions - Option 1                              -         -          -         -          -          -         -
   Dimensions - Option 2                              -         -          -         -          -          -         -
   Dimensions - Option 3                              -         2          -         2          -          -         1
   Dimensions - Option 4                              -         -          -         -          -          -         -
   Dimensions - Option 5                              -         -          -         -          -          -         -
   Dimensions - Option 6                              -         -          -         -          -          -         -
   Rewards Traditional                               43        33         19        42         55         27        44
   Rewards Enhanced                                  42        26          5        29         29          9        44
   Valuemark II and III                               -       200          -         -        200         90         -
   Valuemark IV - Option 1 & 2
   with standard contract charges                     -       186          -         -        178         88         -
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                                -         2         15         1          1          -         1
   Charter Enhanced                                   -         -          -         2          -          -         1
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                    126       492         55       132        488        235       154
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                    (126)     (430)       (40)     (114)      (403)      (235)     (154)
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain
  distributions on mutual funds                     767         -        118       268      4,608        595     3,369
  Realized gains (losses) on sales
  of investments, net                              (925)  (11,580)       648      (425)    (6,548)    (5,107)   (1,053)
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
      on investments, net                          (158)  (11,580)       766      (157)    (1,940)    (4,512)    2,316
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                 (2,002)   (4,755)      (572)     (779)    (2,799)     1,010    (2,609)
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains(loss) & unrealized
   appreciation (depreciation)
   on investments, net                           (2,160)  (16,335)       194      (936)    (4,739)    (3,502)     (293)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in
net assets from operations                      $(2,286)  (16,765)       154    (1,050)    (5,142)    (3,737)     (447)
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)
                                            ALGER                                        FRANKLIN    FRANKLIN     FRANKLIN
                                           AMERICAN                                     AGGRESSIVE    GLOBAL       GLOBAL
                                             SMALL      DAVIS VA   DAVIS VA    DAVIS VA   GROWTH  COMMUNICATIONS HEALTH CARE
                                        CAPITALIZATION  FINANCIAL REAL ESTATE   VALUE   SECURITIES  SECURITIES   SECURITIES
                                           PORTFOLIO    PORTFOLIO  PORTFOLIO   PORTFOLIO    FUND       FUND          FUND
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares              $  1         3        161        65         17        260        54
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
   Alterity Traditional - Option 1                    2         8          1        18          -          -         -
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                                  6        11          3        17          -          -         -
   Alterity Optional - Option 1                       4         9         10        31          -          -         -
   Alterity Optional - Option 2                       -         -          -         -          -          -         -
   Dimensions - Option 1                              -         -          -         -          -          -         -
   Dimensions - Option 2                              -         -          -         -          -          -         -
   Dimensions - Option 3                              -         -          -         -          -          -         -
   Dimensions - Option 4                              -         -          -         -          -          -         -
   Dimensions - Option 5                              -         -          -         -          -          -         -
   Dimensions - Option 6                              -         -          -         -          -          -         -
   Rewards Traditional                                6        25         11        39          -          -         -
   Rewards Enhanced                                   3        19          2        21          -          -         -
   Valuemark II and III                               -         -          -         -         65      4,218       265
   Valuemark IV - Option 1 & 2
   with standard contract charges                     -         -          -         -         59        446       194
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                                -         -          -         1          -          1         3
   Charter Enhanced                                   -         -          -         2          -          -         2
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                     21        72         27       129        124      4,665       464
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                     (20)      (69)       134       (64)      (107)    (4,405)     (410)
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain
  distributions on mutual funds                       -         -         47         -          -     79,107     4,294
  Realized gains (losses) on
   sales of investments, net                       (227)      (74)        (4)      (70)    (4,259)   (85,470)      282
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
      on investments, net                          (227)      (74)        43       (70)    (4,259)    (6,363)    4,576
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                   (114)     (286)        20      (270)     1,900   (119,304)  (10,597)
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains (loss) & unrealized
   appreciation (depreciation)
   on investments, net                             (341)     (360)        63      (340)    (2,359)  (125,667)   (6,021)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
in net assets from operations                     $(361)     (429)       197      (404)    (2,466)  (130,072)   (6,431)
==================================================================================================================================


                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)
                                               FRANKLIN                          FRANKLIN            FRANKLIN
                                                GROWTH                FRANKLIN   LARGE CAP  FRANKLIN  NATURAL
                                              AND INCOME  FRANKLIN     INCOME     GROWTH     MONEY   RESOURCES   FRANKLIN
                                              SECURITIES HIGH INCOME SECURITIES SECURITIES   MARKET  SECURITIES REAL ESTATE
                                                 FUND       FUND        FUND       FUND       FUND      FUND       FUND
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares          $  2,028    26,335     38,238     1,821     10,073        324     5,354
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
   Alterity Traditional - Option 1                   13         -          -         -          -          -         -
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                                 13         -          -         -          -          -         -
   Alterity Optional - Option 1                      16         -          -         -          -          -         -
   Alterity Optional - Option 2                       -         -          -         -          -          -         -
   Dimensions - Option 1                              -         -          -         -          -          -         -
   Dimensions - Option 2                              -         -          -         -          -          -         -
   Dimensions - Option 3                              2         -          -         -          -          -         -
   Dimensions - Option 4                              -         -          -         -          -          -         -
   Dimensions - Option 5                              -         -          -         -          -          -         -
   Dimensions - Option 6                              -         -          -         -          -          -         -
   Rewards Traditional                               25         -          -         -          -          -         -
   Rewards Enhanced                                  16         -          -         -          -          -         -
   Valuemark II and III                           7,135     1,438      6,188     2,643      2,440        383     1,361
   Valuemark IV - Option 1 & 2
   with standard contract charges                 1,985       860      1,506     2,151        940        111       528
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                                8         5         18         6        343          1         9
   Charter Enhanced                                   5         2          5         5          1          -         2
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                  9,218     2,305      7,717     4,805      3,724        495     1,900
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                  (7,190)   24,030     30,521    (2,984)     6,349       (171)    3,454
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain
  distributions on mutual funds                  59,914         -     32,778    73,610          -          -         -
  Realized gains (losses)
  on sales of investments, net                   (1,289)  (38,534)    (9,546)    2,742          -      1,144        94
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
      on investments, net                        58,625   (38,534)    23,232    76,352          -      1,144        94
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                (76,740)   20,820    (55,882) (120,282)         -     (9,642)    4,535
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains (loss) & unrealized
   appreciation (depreciation)
   on investments, net                          (18,115)  (17,714)   (32,650)  (43,930)         -     (8,498)    4,629
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
in net assets from operations                  $(25,305)    6,316     (2,129)  (46,914)     6,349     (8,669)    8,083
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                               FRANKLIN                                                         FRANKLIN
                                                RISING    FRANKLIN              FRANKLIN    FRANKLIN  FRANKLIN    ZERO
                                               DIVIDENDS   S&P 500  FRANKLIN   TECHNOLOGY     U.S.      VALUE    COUPON
                                              SECURITIES    INDEX   SMALL CAP  SECURITIES  GOVERNMENT SECURITIES  FUND
                                                 FUND       FUND       FUND       FUND        FUND      FUND      2005
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares            $  261       358      1,404         -     26,604        134     3,354
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
   Alterity Traditional - Option 1                    8         -         15         -         11          -         -
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                                 10         -         13         -         10          -         -
   Alterity Optional - Option 1                       8         -         14         -         15          -         -
   Alterity Optional - Option 2                       -         -          -         -          -          -         -
   Dimensions - Option 1                              -         -          -         -          -          -         -
   Dimensions - Option 2                              -         -          -         -          -          -         -
   Dimensions - Option 3                              -         -          -         -          1          -         -
   Dimensions - Option 4                              -         -          -         -          -          -         -
   Dimensions - Option 5                              -         -          -         -          -          -         -
   Dimensions - Option 6                              -         -          -         -          -          -         -
   Rewards Traditional                               22         -         37         -         52          -         -
   Rewards Enhanced                                  19         -         14         -         26          -         -
   Valuemark II and III                           3,348       304      2,187        45      4,183        206       577
   Valuemark IV - Option 1 & 2
   with standard contract charges                 1,084       248      1,618        44      1,069        188       204
   Valuemark IV - Option 1 & 2 with GMIB    -         -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                                7         -         12         -         29          3         -
   Charter Enhanced                                   3         -          2         -          8          2         -
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                  4,509       552      3,912        89      5,404        399       781
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                  (4,248)     (194)    (2,508)      (89)    21,200       (265)    2,573
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain
  distributions on mutual funds                  18,577         8          -         -          -        673       591
  Realized gains (losses)
  on sales of investments, net                     (363)   (3,450)      (628)   (3,573)     1,025      1,294       523
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
      on investments, net                        18,214    (3,442)      (628)   (3,573)     1,025      1,967     1,114
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized
   appreciation (depreciation) on investments    22,499    (2,014)   (55,682)      910        (55)       637       211
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains (loss) & unrealized
   appreciation (depreciation)
   on investments, net                           40,713    (5,456)   (56,310)   (2,663)       970      2,604     1,325
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
in net assets from operations                   $36,465    (5,650)   (58,818)   (2,752)    22,170      2,339     3,898
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)
                                             FRANKLIN               J.P. MORGAN
                                               ZERO   J.P. MORGAN       U.S.       MUTUAL     MUTUAL  OPPENHEIMER
                                             COUPON  INTERNATIONAL   DISCIPLINED  DISCOVERY   SHARES     GLOBAL   OPPENHEIMER
                                               FUND   OPPORTUNITIES    EQUITY    SECURITIES SECURITIES SECURITIES HIGH INCOME
                                               2010     PORTFOLIO    PORTFOLIO      FUND       FUND     FUND/VA      FUND/VA
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares           $ 3,267        10          8     3,508      7,311         29       152
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk and administrative charges:
   Alterity Traditional - Option 1                    -         3          4         6         16          6         4
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                                  -         1          5         3         13          6         3
   Alterity Optional - Option 1                       -         2          4         8         22         11         4
   Alterity Optional - Option 2                       -         -          -         -          -          -         -
   Dimensions - Option 1                              -         -          -         -          -          -         -
   Dimensions - Option 2                              -         -          -         -          -          -         -
   Dimensions - Option 3                              -         -          -         -          1          -         1
   Dimensions - Option 4                              -         -          -         -          -          -         -
   Dimensions - Option 5                              -         -          -         -          -          -         -
   Dimensions - Option 6                              -         -          -         -          -          -         -
   Rewards Traditional                                -         2          5        14         25         19        11
   Rewards Enhanced                                   -         2          5         3         20          6         2
   Valuemark II and III                             484         -          -       888      1,928          -         -
   Valuemark IV - Option 1 & 2
   with standard contract charges                   206         -          -     1,529      3,581          -         -
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                                -        76          -        12         18          4         -
   Charter Enhanced                                   -         -          -         4          8          -         -
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                    690        86         23     2,467      5,632         52        25
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                   2,577       (76)       (15)    1,041      1,679        (23)      127
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain
  distributions on mutual funds                   2,218       133          -    21,688     23,946        540         -
  Realized gains (losses)
  on sales of investments, net                      396       (78)       (84)    3,467      9,796         16       (60)
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
      on investments, net                         2,614        55        (84)   25,155     33,742        556       (60)
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                 (3,222)     (131)       (68)  (27,616)   (14,287)      (669)      (94)
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains (loss) & unrealized
   appreciation (depreciation)
   on investments, net                             (608)      (76)      (152)   (2,461)    19,455       (113)     (154)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
in net assets from operations                   $ 1,969      (152)      (167)   (1,420)    21,134       (136)      (27)
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                            OPPENHEIMER   PIMCO      PIMCO VIT                        SP STRATEGIC
                                            MAIN STREET  VIT HIGH   STOCKSPLUS    PIMCO    SP JENNISON  PARTNERS   SELIGMAN
                                              GROWTH &     YIELD    GROWTH AND  VIT TOTAL INTERNATIONAL FOCUSED     GLOBAL
                                               INCOME      BOND       INCOME   RETURN BOND   GROWTH      GROWTH   TECHNOLOGY
                                               FUND/VA   PORTFOLIO   PORTFOLIO  PORTFOLIO   PORTFOLIO   PORTFOLIO  PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares              $ 38       162         98       404          2          -        -
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk and administrative charges:
   Alterity Traditional - Option 1                   14         4          3        17          -          1        13
   Alterity Traditional - Option 2                    -         -          -         -          -          -        -
   Alterity Enhanced                                 12         8          2        13          -          1        13
   Alterity Optional - Option 1                       2         7          4        21          -          -        14
   Alterity Optional - Option 2                       -         -          -         -          -          -        -
   Dimensions - Option 1                              -         -          -         1          -          -        -
   Dimensions - Option 2                              -         -          -         -          -          -        -
   Dimensions - Option 3                              1         -          -         5          -          -        -
   Dimensions - Option 4                              -         -          -         -          -          -        -
   Dimensions - Option 5                              -         -          -         -          -          -        -
   Dimensions - Option 6                              -         -          -         -          -          -        -
   Rewards Traditional                               31         6          2        55          1          1        30
   Rewards Enhanced                                  27         3          3        19          -          2        16
   Valuemark II and III                               -         2          1         8          -          -        -
   Valuemark IV - Option 1 & 2
   with standard contract charges                     -         3          -         4          -          1        -
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -        -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -        -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -        -
   Charter Traditional                                1         -          -         3          5          -         -
   Charter Enhanced                                   -         -          -         2          -          -        -
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                     88        33         15       148          6          6        86
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                     (50)      129         83       256         (4)        (6)      (86)
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                               -         -          -       493          -         -      1,166
  Realized gains (losses)
  on sales of investments, net                     (481)      (24)      (130)      (19)       504        (40)     (841)
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
  on investments, net                              (481)      (24)      (130)      474        504        (40)      325
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                   (424)      (41)      (101)     (431)        (4)       (30)   (1,829)
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains (loss) & unrealized
   appreciation (depreciation)
   on investments, net                             (905)      (65)      (231)       43        500        (70)   (1,504)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
in net assets from operations                     $(955)       64       (148)      299        496        (76)   (1,590)
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)
                                                                    TEMPLETON  TEMPLETON                        TEMPLETON
                                             SELIGMAN   TEMPLETON  DEVELOPING   GLOBAL  TEMPLETON   TEMPLETON   INTERNATIONAL
                                             SMALL-CAP    ASSET      MARKETS     INCOME   GROWTH  INTERNATIONAL  SMALLER
                                               VALUE    STRATEGY   SECURITIES SECURITIES SECURITIES SECURITIES   COMPANIES
                                             PORTFOLIO    FUND        FUND       FUND      FUND       FUND        FUND
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares           $     -       514        756     1,843      9,373     13,420       563
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk and administrative charges:
   Alterity Traditional - Option 1                    9         -          1         -          6          -        -
   Alterity Traditional - Option 2                    -         -          -         -          -          -        -
   Alterity Enhanced                                 11         -          1         -          8          -        -
   Alterity Optional - Option 1                      11         -          2         -         11          -        -
   Alterity Optional - Option 2                       -         -          -         -          -          -        -
   Dimensions - Option 1                              -         -          -         -          -          -        -
   Dimensions - Option 2                              -         -          -         -          -          -        -
   Dimensions - Option 3                              1         -          -         -          1          -        -
   Dimensions - Option 4                              -         -          -         -          -          -        -
   Dimensions - Option 5                              -         -          -         -          -          -        -
   Dimensions - Option 6                              -         -          -         -          -          -        -
   Rewards Traditional                               39         -          1         -          9          -        -
   Rewards Enhanced                                  19         -          2         -          9          -        -
   Valuemark II and III                               -       266        719       584      4,299      4,880       109
   Valuemark IV - Option 1 & 2
   with standard contract charges                     -       194        326       138      2,203      1,136       120
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -        -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -        -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -        -
   Charter Traditional                                1         -         49         4         25        105        11
   Charter Enhanced                                   1         1          2         -          6          5         1
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                     92       461      1,103       726      6,577      6,126       241
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                     (92)       53       (347)    1,117      2,796      7,294       322
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain
  distributions on mutual funds                      25     3,348          -         -     78,164    100,569         -
  Realized gains (losses)
  on sales of investments, net                       22    (2,556)   (20,050)   (1,870)    (6,848)  (113,359)     (682)
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
  on investments, net                                47       792    (20,050)   (1,870)    71,316    (12,790)     (682)
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                  1,597    (5,397)    15,899     1,227    (87,499)   (72,175)     (199)
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains (loss) & unrealized
   appreciation (depreciation)
   on investments, net                            1,644    (4,605)    (4,151)     (643)   (16,183)   (84,965)     (881)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
in net assets from operations                    $1,552    (4,552)    (4,498)      474    (13,387)   (77,671)     (559)
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)
                                              TEMPLETON
                                                PACIFIC  VAN KAMPEN  VAN KAMPEN VAN KAMPEN USAZ ALGER              USAZ
                                                GROWTH       LIT     LIT GROWTH  EMERGING   AMERICAN USAZ ALGER VAN KAMPEN
                                              SECURITIES ENTERPRISE  AND INCOME   GROWTH     GROWTH    GROWTH     GROWTH
                                                 FUND     PORTFOLIO   PORTFOLIO  PORTFOLIO    FUND      FUND       FUND
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares           $ 1,025         2          1         -          -          -         -
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk and administrative charges:
   Alterity Traditional - Option 1                    -         2          3         1          2          -         -
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                                  -         3          3         8          8          1         1
   Alterity Optional - Option 1                       -         1          9         4          6          4         2
   Alterity Optional - Option 2                       -         -          -         -          -          -         -
   Dimensions - Option 1                              -         -          -         -          -          -         -
   Dimensions - Option 2                              -         -          -         -          -          -         -
   Dimensions - Option 3                              -         -          -         -          -          -         -
   Dimensions - Option 4                              -         -          -         -          -          -         -
   Dimensions - Option 5                              -         -          -         -          -          -         -
   Dimensions - Option 6                              -         -          -         -          -          -         -
   Rewards Traditional                                -         7         20         4          7          4         2
   Rewards Enhanced                                   -         2          5        26          3          1        21
   Valuemark II and III                              91         -          -         3          5          2         1
   Valuemark IV - Option 1 & 2
   with standard contract charges                    25         -          -         4          4          4         2
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                                -         -          -         -          -          -         -
   Charter Enhanced                                   -         -          -         -          1          -         -
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                    116        15         40        50         36         16        29
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                     909       (13)       (39)      (50)       (36)       (16)      (29)
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain
  distributions on mutual funds                       -        71         15         -          -          -         -
  Realized gains (losses)
  on sales of investments, net                   (8,572)     (179)        (8)      (41)       (51)       (18)      (19)
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
      on investments, net                        (8,572)     (179)        (8)      (41)       (51)       (18)      (19)
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                  3,796       (52)       (74)     (259)      (105)       (25)       26
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains (loss) & unrealized
   appreciation (depreciation)
   on investments, net                           (4,776)     (231)       (82)     (300)      (156)       (43)        7
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
in net assets from operations                   $(3,867)     (244)      (121)     (350)      (192)       (59)      (22)
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)
                                                                                            USAZ
                                                                                 USAZ     ALLIANCE      USAZ
                                               USAZ        USAZ        USAZ    ALLIANCE    CAPITAL    ALLIANCE      USAZ
                                            VAN KAMPEN  VAN KAMPEN  VAN KAMPEN  CAPITAL   LARGE CAP    CAPITAL      PIMCO
                                            GROWTH AND  AGGRESSIVE   COMSTOCK  TECHNOLOGY   GROWTH    GROWTH AND    VALUE
                                            INCOME FUND GROWTH FUND    FUND       FUND       FUND     INCOME FUND    FUND
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares             $  63         -         51         -          -          5         1
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk and administrative charges:
   Alterity Traditional - Option 1                    2         -          2         -          -          -         -
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                                  8         2         22         -          -          -         -
   Alterity Optional - Option 1                       8         1          9         -          -          -         -
   Alterity Optional - Option 2                       -         -          -         -          -          -         -
   Dimensions - Option 1                              -         -          -         -          -          -         -
   Dimensions - Option 2                              -         -          -         -          -          -         -
   Dimensions - Option 3                              -         -          -         -          -          -         -
   Dimensions - Option 4                              -         -          -         -          -          -         -
   Dimensions - Option 5                              -         -          -         -          -          -         -
   Dimensions - Option 6                              -         -          -         -          -          -         -
   Rewards Traditional                               11         2         11         -          -          -         -
   Rewards Enhanced                                  86         1         40         -          -          -         -
   Valuemark II and III                               5         1         13         4          2         11         4
   Valuemark IV - Option 1 & 2
   with standard contract charges                     4         1         13         3          1          1         2
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                                1         -          -         -          -          -         -
   Charter Enhanced                                   -         -          -         -          -          -         -
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                    125         8        110         7          3         12         6
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                     (62)       (8)       (59)       (7)        (3)        (7)       (5)
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                               -          -        34         -          -          -         -
  Realized gains (losses)
  on sales of investments, net                      (31)       (5)       (47)        -          -          1         3
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
      on investments, net                           (31)       (5)       (13)        -          -          1         3
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                    (90)       (6)      (194)       85         53         84       218
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains (loss) & unrealized
   appreciation (depreciation)
   on investments, net                             (121)      (11)      (207)       85         53         85       221
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
in net assets from operations                     $(183)      (19)      (266)       78         50         78       216
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)
                                                                        USAZ
                                                USAZ        USAZ      TEMPLETON  AZOA VIP   AZOA VIP   AZOA VIP
                                                PIMCO       PIMCO     DEVELOPED DIVERSIFIED   FIXED     GLOBAL     AZOA VIP
                                             RENAISSANCE GROWTH AND    MARKETS    ASSETS     INCOME  OPPORTUNITIES  GROWTH
                                                FUND     INCOME FUND    FUND       FUND       FUND       FUND         FUND
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares             $   -         5          -       100        295          -         9
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk and administrative charges:
   Alterity Traditional - Option 1                    -         -          -         6         16          1         2
   Alterity Traditional - Option 2                    -         -          -         -          -          -         -
   Alterity Enhanced                                  -         -          -         5          3          -         2
   Alterity Optional - Option 1                       -         -          -         2          8          1         1
   Alterity Optional - Option 2                       -         -          -         -          -          -         -
   Dimensions - Option 1                              -         -          -         -          -          -         -
   Dimensions - Option 2                              -         -          -         -          -          -         -
   Dimensions - Option 3                              -         -          -         -          -          -         -
   Dimensions - Option 4                              -         -          -         -          -          -         -
   Dimensions - Option 5                              -         -          -         -          -          -         -
   Dimensions - Option 6                              -         -          -         -          -          -         -
   Rewards Traditional                                -         -          -         3         14          1         4
   Rewards Enhanced                                   -         -          -         1         14          1         3
   Valuemark II and III                               5         8          -        10         26          -         5
   Valuemark IV - Option 1 & 2
   with standard contract charges                     6         1          -         7         33          -         6
   Valuemark IV - Option 1 & 2 with GMIB              -         -          -         -          -          -         -
   Valuemark IV - Option 3
   with standard contract charges                     -         -          -         -          -          -         -
   Valuemark IV - Option 3 with GMIB                  -         -          -         -          -          -         -
   Charter Traditional                                -         -          -         -          -          -         -
   Charter Enhanced                                   -         -          -         -          2          -         -
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                     11         9          -        34        116          4        23
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                     (11)       (4)         -        66        179         (4)      (14)
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain
  distributions on mutual funds                       -         -          -         -         59          -         -
  Realized gains (losses)
  on sales of investments, net                        6         -          4       (64)        50        (13)     (137)
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
      on investments, net                             6         -          4       (64)       109        (13)     (137)
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                    508        20          3       (33)      (189)       (25)      (97)
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains (loss) & unrealized
   appreciation (depreciation)
   on investments, net                              514        20          7       (97)       (80)       (38)     (234)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
in net assets from operations                      $503        16          7       (31)        99        (42)     (248)
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE PERIOD ENDED DECEMBER 31, 2001
(IN THOUSANDS)
                                                                                                    AZOA VIP
                                                                                                      MONEY      TOTAL
                                                                                                     MARKET       ALL
                                                                                                      FUND       FUNDS
----------------------------------------------------------------------------------------------------------------------------------
Assets:
  Dividends reinvested in fund shares                                                                   $795   160,839
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk and administrative charges:
   Alterity Traditional - Option 1                                                                        27       321
   Alterity Traditional - Option 2                                                                         -         -
   Alterity Enhanced                                                                                      35       379
   Alterity Optional - Option 1                                                                           39       421
   Alterity Optional - Option 2                                                                            -         -
   Dimensions - Option 1                                                                                   -         1
   Dimensions - Option 2                                                                                   -         -
   Dimensions - Option 3                                                                                   1        19
   Dimensions - Option 4                                                                                   -         -
   Dimensions - Option 5                                                                                   -         -
   Dimensions - Option 6                                                                                   -         -
   Rewards Traditional                                                                                   229     1,050
   Rewards Enhanced                                                                                       76       722
   Valuemark II and III                                                                                   19    51,859
   Valuemark IV - Option 1 & 2 with standard contract charges                                             13    23,258
   Valuemark IV - Option 1 & 2 with GMIB                                                                   -         -
   Valuemark IV - Option 3 with standard contract charges                                                  -         -
   Valuemark IV - Option 3 with GMIB                                                                       -         -
   Charter Traditional                                                                                    79       860
   Charter Enhanced                                                                                        -        75
----------------------------------------------------------------------------------------------------------------------------------
  Total Expenses                                                                                         518    78,965
----------------------------------------------------------------------------------------------------------------------------------
  Investment income (loss), net                                                                          277   (81,874)
----------------------------------------------------------------------------------------------------------------------------------
Realized gains (losses) and unrealized appreciation (depreciation) on investments:
  Realized capital gain distributions on mutual funds                                                      -   511,793
  Realized gains (losses) on sales of investments, net                                                     -  (307,501)
----------------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
   on investments, net                                                                                     -   204,292
----------------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                                                                           -  (603,692)
----------------------------------------------------------------------------------------------------------------------------------
   Total realized gains(loss) & unrealized
   appreciation (depreciation) on investments, net                                                         -  (399,400)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from operations                                                   $277  (317,526)
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                AIM V.I.                             AIM V.I.
                                        CAPITAL APPRECIATION       AIM V.I.      INTERNATIONAL EQUITY       AIM V.I.
                                                  FUND           GROWTH FUND            FUND               VALUE FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net     $   (126)     (26)       (430)   (623)        (40)      (6)       (114)    (16)
      Realized gains (losses)
      on investments, net                   (158)     167     (11,580)  1,174         766      123        (157)    154
      Net change in unrealized appreciation
       (depreciation) on investments      (2,002)  (1,267)     (4,755)(15,376)       (572)    (456)       (779)   (621)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                   (2,286)  (1,126)    (16,765)(14,825)        154     (339)     (1,050)   (483)
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    5,017    6,777       6,179   8,833       2,451    2,084       9,630   3,741
      Transfers between funds                570      856      (6,303) 50,074        (846)     283       1,873     862
      Surrenders and terminations           (281)     (58)     (5,257) (6,181)        (83)     (20)       (271)    (39)
      Rescissions                           (175)     (37)        (92)   (262)        (69)      (5)       (731)    (70)
      Bonus                                  128      346         125     211          48       95         193     126
      Other transactions (note 2)             (1)       -         (15)    (12)          -        -          (1)     -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease) in
        net assets resulting
        from contract transactions         5,258    7,884      (5,363) 52,663       1,501    2,437      10,693   4,620
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets          2,972    6,758     (22,128) 37,838       1,655    2,098       9,643   4,137
Net assets at beginning of period          6,758        -      47,697   9,859       2,098        -       4,137      -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period              $ 9,730    6,758      25,569  47,697       3,753    2,098      13,780   4,137
==================================================================================================================================


                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                                               ALGER AMERICAN      ALGER AMERICAN   ALGER AMERICAN SMALL
                                         ALGER AMERICAN          LEVERAGED         MIDCAP GROWTH       CAPITALIZATION
                                        GROWTH PORTFOLIO      ALLCAP PORTFOLIO       PORTFOLIO            PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net     $   (403)    (455)       (235)   (327)       (154)     (20)        (20)     (1)
      Realized gains (losses)
      on investments, net                 (1,940)   3,635      (4,512)  1,250       2,316       11        (227)     52
      Net change in unrealized
        appreciation (depreciation)
        on investments                    (2,799) (10,582)      1,010  (9,927)     (2,609)    (219)       (114)   (194)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                   (5,142)  (7,402)     (3,737) (9,004)       (447)    (228)       (361)   (143)
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    2,409    6,148       1,508   4,399       7,374    5,154       1,742     747
      Transfers between funds             (5,221)  32,769      (4,008) 21,150       2,939      725        (162)    153
      Surrenders and terminations         (4,461)  (4,525)     (2,260) (3,297)       (299)     (54)        (24)     (7)
      Rescissions                            (99)    (103)        (73)    (61)       (509)     (53)       (182)      -
      Bonus                                   79      235          55     137         160      218          36      25
      Other transactions (note 2)            (11)      (9)         (7)     (7)         (1)       -           -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions        (7,304)  34,515      (4,785) 22,321       9,664    5,990       1,410     918
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets        (12,446)  27,113      (8,522) 13,317       9,217    5,762       1,049     775
Net assets at beginning of period         37,546   10,433      20,818   7,501       5,762        -         775       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period             $ 25,100   37,546      12,296  20,818      14,979    5,762       1,824     775
==================================================================================================================================


                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                                                   DAVIS VA                                 FRANKLIN
                                              DAVIS VA            REAL ESTATE          DAVIS VA        AGGRESSIVE GROWTH
                                         FINANCIAL PORTFOLIO       PORTFOLIO        VALUE PORTFOLIO     SECURITIES FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net        $ (69)      (3)        134       6         (64)      (8)       (107)    (60)
      Realized gains (losses)
      on investments, net                    (74)      48          43      18         (70)      28      (4,259)   (473)
      Net change in unrealized appreciation
       (depreciation) on investments        (286)     191          20      48        (270)      43       1,900  (4,235)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                     (429)     236         197      72        (404)      63      (2,466) (4,768)
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    4,012    1,283       2,520   1,692       8,745    2,697         399     465
      Transfers between funds              1,478    1,283         179      44       4,251      727      (2,617) 16,960
      Surrenders and terminations           (212)     (24)       (103)    (27)       (201)     (16)     (1,245)   (306)
      Rescissions                            (46)     (39)        (13)   (242)        (93)     (66)          -       -
      Bonus                                   95       45          66      49         129       86           -       -
      Other transactions (note 2)              -        -           -       -           -        -          (3)      -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions         5,327    2,548       2,649   1,516      12,831    3,428      (3,466) 17,119
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets          4,898    2,784       2,846   1,588      12,427    3,491      (5,932) 12,351
Net assets at beginning of period          2,784        -       1,588       -       3,491        -      12,351       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period               $7,682    2,784       4,434   1,588      15,918    3,491       6,419  12,351
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                              FRANKLIN         FRANKLIN GLOBAL   FRANKLIN GROWTH
                                        GLOBAL COMMUNICATIONS    HEALTH CARE         AND INCOME            FRANKLIN
                                           SECURITIES FUND     SECURITIES FUND    SECURITIES FUND       HIGH INCOME FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net     $ (4,405)   6,285        (410)   (391)     (7,190)  38,818      24,030   (2,100)
      Realized gains (losses)
      on investments, net                 (6,363) 184,430       4,576   1,909      58,625   98,723     (38,534) (38,973)
      Net change in unrealized
        appreciation (depreciation)
        on investments                  (119,304)(452,896)    (10,597)  9,915     (76,740) (31,093)     20,820   11,375
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                 (130,072)(262,181)     (6,431) 11,433     (25,305) 106,448       6,316  (29,698)
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    1,023    4,766         729   1,118      12,275    6,516       3,030    2,301
      Transfers between funds            (35,224)  11,165      (4,923) 22,546         (46) (46,211)     (7,353) (19,980)
      Surrenders and terminations        (72,181)(177,607)     (6,103) (4,060)   (125,512)(203,679)    (34,962) (64,551)
      Rescissions                             (6)    (461)        (11)    (47)       (279)    (238)        (48)    (215)
      Bonus                                    1        -           -       -         179       31           -        -
      Other transactions (note 2)           (234)    (351)        (13)     (9)       (297)    (324)        (67)     (87)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions      (106,621)(162,488)    (10,321) 19,548    (113,680)(243,905)    (39,400) (82,532)
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets       (236,693)(424,669)    (16,752) 30,981    (138,985)(137,457)    (33,084)(112,230)
Net assets at beginning of period        478,743  903,412      41,664  10,683     739,646  877,103     172,885  285,115
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period             $242,050  478,743      24,912  41,664     600,661  739,646     139,801  172,885
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                                                   FRANKLIN                                FRANKLIN
                                              FRANKLIN         LARGE CAP GROWTH        FRANKLIN         NATURAL RESOURCES
                                       INCOME SECURITIES FUND   SECURITIES FUND    MONEY MARKET FUND    SECURITIES FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net     $ 30,521    68,097      (2,984)  (3,912)      6,349    12,226        (171)   (320)
      Realized gains (losses)
      on investments, net                 23,232    16,322      76,352   39,748           -         -       1,144   1,997
      Net change in unrealized
        appreciation (depreciation)
        on investments                   (55,882)   18,797    (120,282) (19,040)          -         -      (9,642) 10,450
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                   (2,129)  103,216     (46,914)  16,796       6,349    12,226      (8,669) 12,127
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    5,278     4,199       2,866    6,594      63,044    20,974         246     558
      Transfers between funds             (2,188)  (46,170)    (28,336)  64,766     (25,523)   42,276      (5,765)  1,652
      Surrenders and terminations       (109,810) (176,655)    (51,149) (72,326)   (132,677) (148,303)     (6,337) (8,899)
      Rescissions                           (160)     (546)        (26)    (265)         (1)   (1,070)         (3)      -
      Bonus                                    2         -           -        -           -         -           -       -
      Other transactions (note 2)           (256)     (286)       (121)    (129)        (77)      (82)        (19)    (22)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions      (107,134) (219,458)    (76,766)  (1,360)    (95,234)  (86,205)    (11,878) (6,711)
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets       (109,263) (116,242)   (123,680)  15,436     (88,885)  (73,979)    (20,547)  5,416
Net assets at beginning of period        602,667   718,909     394,312  378,876     271,886   345,865      44,866  39,450
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period             $493,404   602,667     270,632  394,312     183,001   271,886      24,319  44,866
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                                                   FRANKLIN
                                              FRANKLIN         RISING DIVIDENDS    FRANKLIN S&P 500        FRANKLIN
                                          REAL ESTATE FUND      SECURITIES FUND       INDEX FUND        SMALL CAP FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net      $ 3,454    7,775      (4,248)   7,620        (194)    (510)     (2,508)  (6,570)
      Realized gains (losses)
      on investments, net                     94     (864)     18,214   41,052      (3,442)     (62)       (628)  96,703
      Net change in unrealized appreciation
       (depreciation) on investments       4,535   29,768      22,499    4,876      (2,014)  (3,493)    (55,682)(159,623)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                    8,083   36,679      36,465   53,548      (5,650)  (4,065)    (58,818) (69,490)
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    1,410    2,404       8,657    2,390       1,309    2,110       7,862   11,337
      Transfers between funds             (3,227)  (8,782)     10,470  (38,780)     10,995   36,340     (12,603)  36,962
      Surrenders and terminations        (22,772) (35,211)    (59,330) (95,725)     (7,293)  (6,331)    (48,626) (78,307)
      Rescissions                            (11)    (106)       (179)    (215)         (1)     (45)       (127)    (260)
      Bonus                                    1        -         173       15           2        -         100      196
      Other transactions (note 2)            (60)     (62)       (131)    (136)        (15)     (11)       (114)    (141)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions       (24,659) (41,757)    (40,340)(132,451)      4,997   32,063     (53,508) (30,213)
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets        (16,576)  (5,078)     (3,875) (78,903)       (653)  27,998    (112,326) (99,703)
Net assets at beginning of period        143,235  148,313     328,067  406,970      42,166   14,168     364,580  464,283
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period             $126,659  143,235     324,192  328,067      41,513   42,166     252,254  364,580
==================================================================================================================================


                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                         FRANKLIN TECHNOLOGY    FRANKLIN U.S.     FRANKLIN VALUE   FRANKLIN ZERO COUPON
                                           SECURITIES FUND    GOVERNMENT FUND     SECURITIES FUND        FUND 2000
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net       $  (89)     (53)     21,200    (5,399)       (265)    (136)          -   2,962
      Realized gains (losses)
      on investments, net                 (3,573)    (254)      1,025    (9,520)      1,967      386           -  (7,321)
      Net change in unrealized
       appreciation (depreciation)
       on investments                        910   (3,705)        (55)   53,735         637    3,212           -   6,377
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                   (2,752)  (4,012)     22,170    38,816       2,339    3,462           -   2,018
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                      231      453      15,516     4,621       1,507      465           -     160
      Transfers between funds                196   12,281      20,054   (19,493)     14,520    7,043           - (44,460)
      Surrenders and terminations         (1,023)    (468)    (71,435) (101,827)     (5,254)  (3,180)          - (17,061)
      Rescissions                              -      (83)       (372)     (472)        (83)      (1)          -       -
      Bonus                                    -        -         226       112          10        -           -       -
      Other transactions (note 2)             (3)       -        (146)     (154)         (9)      (4)          -     (20)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions          (599)  12,183     (36,157) (117,213)     10,691    4,323           - (61,387)
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets         (3,351)   8,171     (13,987)  (78,397)     13,030    7,785           - (59,369)
Net assets at beginning of period          8,171        -     383,755   462,152      18,528   10,743           -  59,369
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period              $ 4,820    8,171     369,768   383,755      31,558   18,528           -       -
==================================================================================================================================


                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                                                                      J.P. MORGAN
                                              FRANKLIN             FRANKLIN          INTERNATIONAL        J.P. MORGAN
                                            ZERO COUPON           ZERO COUPON        OPPORTUNITIES      U.S. DISCIPLINED
                                             FUND 2005             FUND 2010           PORTFOLIO        EQUITY PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net     $  2,573     (708)      2,577    (696)        (76)      (2)        (15)      -
      Realized gains (losses)
      on investments, net                  1,114      741       2,614  (3,028)         55       10         (84)      -
      Net change in unrealized appreciation
       (depreciation) on investments         211    5,482      (3,222) 11,831        (131)     (46)        (68)    (67)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                    3,898    5,515       1,969   8,107        (152)     (38)       (167)    (67)
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    1,570      106       2,037     472         644      540       1,444     626
      Transfers between funds              2,305    1,357      (2,141) (4,809)       (180)      77        (133)     55
      Surrenders and terminations         (9,172) (10,527)     (7,568)(12,224)          2       (1)        (44)     (6)
      Rescissions                            (12)      (2)         (4)     (2)        (23)     (28)         (3)    (10)
      Bonus                                    -        -           -       -          15       15          22      28
      Other transactions (note 2)            (18)     (18)        (17)    (19)          -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions        (5,327)  (9,084)     (7,693)(16,582)        458      603       1,286     693
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets         (1,429)  (3,569)     (5,724) (8,475)        306      565       1,119     626
Net assets at beginning of period         55,860   59,429      52,252  60,727         565        -         626       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period              $54,431   55,860      46,528  52,252         871      565       1,745     626
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                          MUTUAL DISCOVERY       MUTUAL SHARES    OPPENHEIMER GLOBAL      OPPENHEIMER
                                           SECURITIES FUND      SECURITIES FUND   SECURITIES FUND/VA  HIGH INCOME FUND/VA
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net     $   1,041   2,816       1,679   5,197         (23)     (20)        127      (5)
      Realized gains (losses)
      on investments, net                 25,155    6,320      33,742  20,181         556       13         (60)      -
      Net change in unrealized appreciation
       (depreciation) on investments     (27,616)   6,943     (14,287) 15,515        (669)    (147)        (94)    (37)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                   (1,420)  16,079      21,134  40,893        (136)    (154)        (27)    (42)
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    4,918    2,097      16,077   4,741       6,266    3,256       3,304   1,035
      Transfers between funds               (892)   3,092      13,945 (24,409)      2,625      550         580      22
      Surrenders and terminations        (22,808) (31,654)    (47,841)(64,011)       (393)     (23)       (283)    (25)
      Rescissions                           (116)     (36)       (262) (1,869)        (66)     (80)       (343)     (6)
      Bonus                                   70       12         248       4          89      133          66      51
      Other transactions (note 2)            (56)     (60)       (121)   (123)          -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions       (18,884) (26,549)    (17,954)(85,667)      8,521    3,836       3,324   1,077
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets        (20,304) (10,470)      3,180 (44,774)      8,385    3,682       3,297   1,035
Net assets at beginning of period        180,435  190,905     376,588 421,362       3,682        -       1,035       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period             $160,131  180,435     379,768 376,588      12,067    3,682       4,332   1,035
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                             OPPENHEIMER           PIMCO VIT           PIMCO VIT           PIMCO VIT
                                        MAIN STREET GROWTH &    HIGH YIELD BOND    STOCKSPLUS GROWTH   TOTAL RETURN BOND
                                           INCOME FUND/VA          PORTFOLIO     AND INCOME PORTFOLIO      PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net     $    (50)     (28)        129      17          83       24         256      26
      Realized gains (losses)
      on investments, net                   (481)       3         (24)      1        (130)       -         474       4
      Net change in unrealized appreciation
       (depreciation) on investments        (424)    (557)        (41)    (25)       (101)    (138)       (431)     35
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                     (955)    (582)         64      (7)       (148)    (114)        299      65
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                   10,691    4,651       3,621     579       2,269      755      14,127   1,553
      Transfers between funds              2,729    1,534       3,282      20       1,465      119      11,623      86
      Surrenders and terminations           (532)     (45)       (209)      -         (86)      (8)       (334)    (15)
      Rescissions                           (710)     (39)        (37)      -         (20)     (28)       (237)      -
      Bonus                                  224      218          41      10          48       32         370      90
      Other transactions (note 2)             (1)       -           -       -           -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions        12,401    6,319       6,698     609       3,676      870      25,549   1,714
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets         11,446    5,737       6,762     602       3,528      756      25,848   1,779
Net assets at beginning of period          5,737        -         602       -         756        -       1,779       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period              $17,183    5,737       7,364     602       4,284      756      27,627   1,779
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)


                                                           SP STRATEGIC PARTNERS
                                              SP JENNISON         FOCUSED         SELIGMAN GLOBAL    SELIGMAN SMALL-CAP
                                        INTERNATIONAL GROWTH  GROWTH PORTFOLIO  TECHNOLOGY PORTFOLIO   VALUE PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net        $  (4)       -          (6)      -         (86)     (24)        (92)     (8)
      Realized gains (losses)
      on investments, net                    504        -         (40)      -         325      114          47      22
      Net change in unrealized appreciation
       (depreciation) on investments          (4)       -         (30)      -      (1,829)  (1,443)      1,597     142
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                      496        -         (76)      -      (1,590)  (1,353)      1,552     156
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                      284        -         860       -       3,450    5,208       6,937   1,294
      Transfers between funds                286        -         966       -         771      924       4,001     171
      Surrenders and terminations           (228)       -          (2)      -        (173)     (45)       (218)    (20)
      Rescissions                              -        -          (2)      -        (129)     (79)       (176)     (8)
      Bonus                                    8        -          20       -          84      169         180      67
      Other transactions (note 2)              -        -           -       -          (1)       -           -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions           350        -       1,842       -       4,002    6,177      10,724   1,504
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets            846        -       1,766       -       2,412    4,824      12,276   1,660
Net assets at beginning of period              -        -           -       -       4,824        -       1,660       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                $ 846        -       1,766       -       7,236    4,824      13,936   1,660
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                                                  TEMPLETON           TEMPLETON
                                           TEMPLETON ASSET   DEVELOPING MARKETS     GLOBAL INCOME      TEMPLETON GROWTH
                                            STRATEGY FUND      SECURITIES FUND     SECURITIES FUND      SECURITIES FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net         $ 53     (612)       (347)   (634)      1,117     (823)      2,796     2,320
      Realized gains (losses)
      on investments, net                    792     (754)    (20,050)(10,051)     (1,870)  (4,123)     71,316    79,505
      Net change in unrealized appreciation
       (depreciation) on investments      (5,397)    (147)     15,899 (36,805)      1,227    6,052     (87,499)  (86,038)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                   (4,552)  (1,513)     (4,498)(47,490)        474    1,106     (13,387)   (4,213)
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                      150      923       1,321   2,112         254      480       8,605     6,583
      Transfers between funds             (4,198)  (4,875)     (8,045)(10,061)     (3,639)  (5,518)    (18,884)  (11,363)
      Surrenders and terminations         (6,875)  (9,633)    (16,910)(32,079)    (11,648) (19,031)    (87,372) (137,782)
      Rescissions                              -      (40)         (6)   (172)          -     (140)       (154)     (154)
      Bonus                                    -        -          21       5           -        -          85        16
      Other transactions (note 2)            (15)     (20)        (46)    (65)        (26)     (31)       (199)     (232)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions       (10,938) (13,645)    (23,665)(40,260)    (15,059) (24,240)    (97,919) (142,932)
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets        (15,490) (15,158)    (28,163)(87,750)    (14,585) (23,134)   (111,306) (147,145)
Net assets at beginning of period         42,786   57,944      91,689 179,439      58,531   81,665     521,531   668,676
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period             $ 27,296   42,786      63,526  91,689      43,946   58,531     410,225   521,531
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                              TEMPLETON           TEMPLETON       TEMPLETON PACIFIC
                                            INTERNATIONAL       INTERNATIONAL           GROWTH            VAN KAMPEN LIT
                                           SECURITIES FUND  SMALLER COMPANIES FUND  SECURITIES FUND    ENTERPRISE PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net     $  7,294   (8,052)        322      83         909     (866)        (13)     (4)
      Realized gains (losses)
      on investments, net                (12,790) 161,623        (682)    537      (8,572)  (9,301)       (179)     (3)
      Net change in unrealized
        appreciation (depreciation)
        on investments                   (72,175)(197,938)       (199)   (752)      3,796   (8,300)        (52)   (182)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                  (77,671) (44,367)       (559)   (132)     (3,867) (18,467)       (244)   (189)
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    5,311    5,236         525     543         100      858         602     974
      Transfers between funds                741  (13,352)     (3,710)  1,101     (40,099)  (6,184)       (545)    110
      Surrenders and terminations        (90,925)(160,091)     (2,642) (4,661)     (2,729) (18,580)        (75)    (15)
      Rescissions                            (23)    (459)          -     (38)         (1)     (39)        (36)      -
      Bonus                                    4        -           -       -           -        1          24      45
      Other transactions (note 2)           (223)    (263)         (6)     (7)         (9)     (40)          -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions       (85,115)(168,929)     (5,833) (3,062)    (42,738) (23,984)        (30)  1,114
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets       (162,786)(213,296)     (6,392) (3,194)    (46,605) (42,451)       (274)    925
Net assets at beginning of period        517,324  730,620      19,140  22,334      46,605   89,056         925       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period             $ 354,538 517,324      12,748  19,140           -   46,605         651     925
==================================================================================================================================


                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                           VAN KAMPEN LIT
                                          GROWTH AND INCOME  VAN KAMPEN EMERGING      USAZ ALGER          USAZ ALGER
                                              PORTFOLIO        GROWTH PORTFOLIO  AMERICAN GROWTH FUND     GROWTH FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net       $  (39)      13         (50)      -         (36)       -         (16)      -
      Realized gains (losses)
      on investments, net                     (8)      77         (41)      -         (51)       -         (18)      -
      Net change in unrealized appreciation
       (depreciation) on investments         (74)       -        (259)      -        (105)       -         (25)      -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                     (121)      90        (350)      -        (192)       -         (59)      -
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    2,014    1,268       5,947       -       3,079        -       1,179       -
      Transfers between funds             (1,396)     347       4,572       -       3,336        -       1,821       -
      Surrenders and terminations            (57)     (12)       (163)      -         (93)       -         (95)      -
      Rescissions                            (22)     (17)       (133)      -         (17)       -         (19)      -
      Bonus                                  108       61         146       -          60        -          26       -
      Other transactions (note 2)              -        -           -       -           -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions           647    1,647      10,369       -       6,365        -       2,912       -
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets            526    1,737      10,019       -       6,173        -       2,853       -
Net assets at beginning of period          1,737        -           -       -           -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period               $2,263    1,737      10,019       -       6,173        -       2,853       -
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                               USAZ VAN KAMPEN     USAZ VAN KAMPEN
                                           USAZ VAN KAMPEN        GROWTH AND          AGGRESSIVE        USAZ VAN KAMPEN
                                             GROWTH FUND         INCOME FUND          GROWTH FUND        COMSTOCK FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net       $  (29)       -         (62)      -          (8)       -         (59)      -
      Realized gains (losses)
      on investments, net                    (19)       -         (31)      -          (5)       -         (13)      -
      Net change in unrealized appreciation
       (depreciation) on investments          26        -         (90)      -          (6)       -        (194)      -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                      (22)       -        (183)      -         (19)       -        (266)      -
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    3,114        -       9,996       -       1,181        -       9,923       -
      Transfers between funds              2,399        -       6,225       -       1,041        -       7,599       -
      Surrenders and terminations           (126)       -        (395)      -         (24)       -        (268)      -
      Rescissions                            (40)       -        (132)      -         (49)       -        (176)      -
      Bonus                                  130        -         325       -          24        -         241       -
      Other transactions (note 2)              -        -           -       -           -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions         5,477        -      16,019       -       2,173        -      17,319       -
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets          5,455        -      15,836       -       2,154        -      17,053       -
Net assets at beginning of period              -        -           -       -           -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period               $5,455        -      15,836       -       2,154        -      17,053       -
==================================================================================================================================


                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                                                 USAZ ALLIANCE       USAZ ALLIANCE
                                        USAZ ALLIANCE CAPITAL  CAPITAL LARGE CAP    CAPITAL GROWTH        USAZ PIMCO
                                           TECHNOLOGY FUND        GROWTH FUND       AND INCOME FUND       VALUE FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net       $   (7)       -          (3)      -          (7)       -          (5)      -
      Realized gains (losses)
      on investments, net                      -        -           -       -           1        -           3       -
      Net change in unrealized appreciation
       (depreciation) on investments          85        -          53       -          84        -         218       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                       78        -          50       -          78        -         216       -
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                      195        -         462       -         273        -         224       -
      Transfers between funds              4,116        -       2,023       -       3,046        -       3,346       -
      Surrenders and terminations             (9)       -         (11)      -         (35)       -         (90)      -
      Rescissions                              -        -           -       -          (2)       -         (13)      -
      Bonus                                    -        -          12       -           8        -           -       -
      Other transactions (note 2)              -        -           -       -           -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions         4,302        -       2,486       -       3,290        -       3,467       -
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets          4,380        -       2,536       -       3,368        -       3,683       -
Net assets at beginning of period              -        -           -       -           -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period               $4,380        -       2,536       -       3,368        -       3,683       -
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                                                  USAZ PIMCO
                                             USAZ PIMCO        GROWTH AND INCOME    USAZ TEMPLETON   AZOA VIP DIVERSIFIED
                                          RENAISSANCE FUND           FUND       DEVELOPED MARKETS FUND    ASSETS FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net       $  (11)       -          (4)      -           -        -          66      45
      Realized gains (losses)
      on investments, net                      6        -           -       -           4        -         (64)    102
      Net change in unrealized appreciation
       (depreciation) on investments         508        -          20       -           3        -         (33)   (111)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                      503        -          16       -           7        -         (31)     36
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    1,006        -         116       -           -        -       2,396     349
      Transfers between funds              6,368        -       1,965       -         189        -         888   1,675
      Surrenders and terminations           (169)       -          (4)      -           -        -        (385)   (155)
      Rescissions                            (13)       -           -       -           -        -          (3)      -
      Bonus                                   16        -           2       -           -        -          44       2
      Other transactions (note 2)              -        -           -       -           -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions         7,208        -       2,079       -         189        -       2,940   1,871
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets          7,711        -       2,095       -         196        -       2,909   1,907
Net assets at beginning of period              -        -           -       -           -        -       2,010     103
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period               $7,711        -       2,095       -         196        -       4,919   2,010
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                           AZOA VIP FIXED       AZOA VIP GLOBAL       AZOA VIP              AZOA VIP
                                             INCOME FUND      OPPORTUNITIES FUND     GROWTH FUND        MONEY MARKET FUND
----------------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net      $   179       36          (4)      -         (14)      (8)        277      76
      Realized gains (losses)
      on investments, net                    109       43         (13)      -        (137)      21           -       -
      Net change in unrealized appreciation
       (depreciation) on investments        (189)      28         (25)    (16)        (97)    (182)          -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets
        from operations                       99      107         (42)    (16)       (248)    (169)        277      76
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-
   All Products (note 5)
      Purchase payments                    3,999      395         231     103       1,840      337      41,862  19,581
      Transfers between funds              5,128    1,045         277      (1)        582      912      70,277  (8,475)
      Surrenders and terminations         (1,206)    (119)          8       -        (166)    (125)     (3,344)    (72)
      Rescissions                            (78)       -           -       -           -      (32)     (2,367)   (406)
      Bonus                                   82       14           3       2          65        6       1,727   1,085
      Other transactions (note 2)              -        -           -       -           -        -           -       -
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions         7,925    1,335         519     104       2,321    1,098     108,155  11,713
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets          8,024    1,442         477      88       2,073      929     108,432  11,789
Net assets at beginning of period          1,571      129          88       -       1,260      331      11,789       -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period               $9,595    1,571         565      88       3,333    1,260     120,221  11,789
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
                                                                                                        TOTAL ALL FUNDS
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          2001    2000
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
      Investment income (loss), net                                                                   $ 81,874     121,016
      Realized gains (losses)
      on investments, net                                                                              204,292     672,520
      Net change in unrealized appreciation
       (depreciation) on investments                                                                  (603,692)   (850,843)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease) in net assets
        from operations                                                                               (317,526)    (57,307)
----------------------------------------------------------------------------------------------------------------------------------
   Contract Transactions-All Products (note 5)
      Purchase payments                                                                                361,261     181,481
      Transfers between funds                                                                            9,947      61,185
      Surrenders and terminations                                                                   (1,084,858) (1,709,703)
      Rescissions                                                                                       (8,813)     (8,646)
      Bonus                                                                                              6,446       3,993
      Other transactions (note 2)                                                                       (2,339)     (2,724)
----------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease) in net assets resulting
        from contract transactions                                                                    (718,356) (1,474,254)
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                                                                   (1,035,882) (1,531,561)
Net assets at beginning of period                                                                    6,184,363   7,715,924
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                                                                        $ 5,148,481   6,184,363
==================================================================================================================================



                 See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements
December 31, 2001



1. ORGANIZATION

Allianz Life Variable Account B (Variable Account) is a segregated investment account of Allianz Life Insurance Company of North America (Allianz Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established on May 31, 1985 and commenced operations January 24, 1989. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The Variable Account's assets are the property of Allianz Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Allianz Life. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business which Allianz Life may conduct.

The Variable Account's sub-accounts invest, at net asset values, in one or more of select portfolios of AIM Variable Insurance Funds, Inc., The Alger American Fund, Allianz of America Inc., Davis Variable Account Fund, Inc., Franklin Templeton Variable Insurance Products Trust (formerly, Franklin Valuemark Funds), J.P. Morgan Series Trust II, Oppenheimer Variable Account Funds, Pacific Investment Management Company, Prudential Investments Fund Management, LLC, Seligman Portfolios, Inc., USAllianz Advisers, LLC., and Van Kampen Life Investment Trust, in accordance with the selection made by the contract owner. Not all portfolios are available as investment options for the products which comprise the Variable Account. The investment advisers and Specialist Manager for each portfolio are listed in the following table.


Portfolio                                      Investment Adviser                       Specialist Manager\Adviser
---------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund             AIM Advisors, Inc.                       N\A
AIM V.I. Growth Fund                           AIM Advisors, Inc.                       N\A
AIM V.I. International Equity Fund             AIM Advisors, Inc.                       N\A
AIM V.I. Value Fund                            AIM Advisors, Inc.                       N\A
Alger American Growth Portfolio                Fred Alger Management, Inc.              N\A
Alger American Leveraged AllCap Portfolio      Fred Alger Management, Inc.              N\A
Alger American MidCap Growth Portfolio         Fred Alger Management, Inc.              N\A
Alger American Small Capitalization Portfolio  Fred Alger Management, Inc.              N\A
Davis VA Financial Portfolio                   Davis Selected Advisers, LP              N\A
Davis VA Real Estate Portfolio                 Davis Selected Advisers, LP              N\A
Davis VA Value Portfolio                       Davis Selected Advisers, LP              N\A
Franklin Aggressive Growth Securities Fund*    Franklin Advisory Services, LLC          N\A
Franklin Global Communications
   Securities Fund*                            Franklin Advisers, Inc.                  N\A
Franklin Global Health Care Securities Fund*   Franklin Advisers, Inc.                  N\A
Franklin Growth and Income Securites Fund *    Franklin Advisers, Inc.                  N\A
Franklin High Income Fund*                     Franklin Advisers, Inc.                  N\A
Franklin Income Securities Fund*               Franklin Advisers, Inc.                  N\A
Franklin Large Cap Growth Securities Fund*     Franklin Advisers, Inc.                  N\A
Franklin Money Market Fund*                    Franklin Advisers, Inc.                  N\A
Franklin Natural Resources Securities Fund*    Franklin Advisers, Inc.                  N\A
Franklin Real Estate Fund*                     Franklin Advisers, Inc.                  N\A
Franklin Rising Dividends Securities Fund *    Franklin Advisory Services, LLC          N\A
Franklin S&P 500 Index Fund*                   Franklin Advisers, Inc.                  N\A
Franklin Small Cap Fund *                      Franklin Advisers, Inc.                  N\A
Technology Securities Fund*                    Franklin Advisers, Inc.                  N\A
Franklin U.S. Government Fund *                Franklin Advisory Services, LLC          N\A
Franklin Value Securities Fund*                Franklin Advisory Services, LLC          N\A


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001


1. ORGANIZATION (CONTINUED)

Portfolio (Continued)                          Investment Adviser (Continued)           Specialist Manager \ Adviser (Cont.)
-----------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon 2005 Fund                 Franklin Advisers, Inc.                  N\A
Franklin Zero Coupon 2010 Fund                 Franklin Advisers, Inc.                  N\A
J.P. Morgan International
   Opportunities Portfolio                     J.P. Morgan Investment Management Inc.   N\A
J.P. Morgan US Disciplined Equity Portfolio    J.P. Morgan Investment Management Inc.   N\A
Mutual Discovery Securities Fund *             Franklin Mutual Advisers, LLC            N\A
Mutual Shares Securities Fund *                Franklin Mutual Advisers, LLC            N\A
Oppenheimer Global Securities Fund/VA          OppenheimerFunds, Inc.                   N\A
Oppenheimer High Income Fund/VA                OppenheimerFunds, Inc.                   N\A
Oppenheimer Main Street Growth &
   Income Fund/VA                              OppenheimerFunds, Inc.                   N\A
PIMCO VIT High Yield Bond Portfolio            Pacific Investment Management Company    N\A
PIMCO VIT StocksPLUS Growth and
   Income Portfolio                            Pacific Investment Management Company    N\A
PIMCO VIT Total Return Bond Portfolio          Pacific Investment Management Company    N\A
SP Jennison International Growth Portfolio *   Prudential Investments Fund
                                                Management, LLC                         N\A
SP Strategic Partners Focused Growth
   Portfolio *                                 Investments Fund Management , LLC        N\A
Seligman Global Technology Portfolio           J & W Seligman & Co. Inc.                N\A
Seligman Small Cap Value Portfolio             J & W Seligman & Co. Inc.                N\A
Templeton Asset Strategy Fund*                 Templeton Global Advisors Limited        N\A
Templeton Developing Markets Securities Fund * Templeton Asset Management Ltd.          N\A
Templeton Global Income Securities Fund*       Franklin Advisers, Inc.                  N\A
Templeton Growth Securities Fund *             Templeton Global Advisors Limited        N\A
Templeton International Securities Fund*       Franklin Advisers, Inc.                  N\A
Templeton International Smaller
   Companies Fund*                             Templeton Investment Counsel, Inc.       N\A
Van Kampen LIT Enterprise Portfolio            Van Kampen Asset Management, Inc.        N\A
Van Kampen LIT Growth and Income Portfolio     Van Kampen Asset Management, Inc.        N\A
Van Kampen LIT Emerging Growth Portfolio *     Van Kampen Asset Management, Inc.        N\A
USAZ Alger American Growth Fund *              USAllianz Advisers, LLC                  Van Kampen Asset Management, Inc
USAZ Alger Growth Fund *                       USAllianz Advisers, LLC                  Van Kampen Asset Management, Inc
USAZ Van Kampen Growth Fund *                  USAllianz Advisers, LLC                  Van Kampen Investment Advisory Corp.
USAZ Van Kampen Growth and Income Fund *       USAllianz Advisers, LLC                  Van Kampen Asset Management, Inc.
USAZ Van Kampen Aggressive Growth Fund *       USAllianz Advisers, LLC                  Van Kampen Investment Advisory Corp.
USAZ Van Kampen Comstock Fund *                USAllianz Advisers, LLC                  Van Kampen Asset Management, Inc.
USAZ Alliance Capital Technology Fund *        USAllianz Advisers, LLC                  Alliance Capital Management L.P.
USAZ Alliance Capital Large Cap Growth Fund *  USAllianz Advisers, LLC                  Alliance Capital Management L.P.
USAZ Alliance Capital Growth and Income Fund * USAllianz Advisers, LLC                  Alliance Capital Management L.P.
USAZ PIMCO Value Fund *                        USAllianz Advisers, LLC                  PIMCO Advisors L.P.
USAZ PIMCO Renaissance Fund *                  USAllianz Advisers, LLC                  PIMCO Advisors L.P.
USAZ PIMCO Growth & Income Fund *              USAllianz Advisers, LLC                  PIMCO Advisors L.P.
USAZ Templeton Developed Markets Fund *        USAllianz Advisers, LLC                  Templeton Investment Counsel, LLC.
AZOA VIP Diversified Assets Fund *             Allianz of America, Inc.                 N\A
AZOA VIP Fixed Income Fund *                   Allianz of America, Inc.                 N\A
AZOA VIP Global Opportunities Fund *           Allianz of America, Inc.                 N\A
AZOA VIP Growth Fund *                         Allianz of America, Inc.                 N\A
AZOA VIP Money Market Fund *                   Allianz of America, Inc.                 N\A


* Portfolio contains class 2 shares which assess 12b-1 fees.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001


2. SIGNIFICANT ACCOUNTING POLICIES


USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


INVESTMENTS
Investments of the Variable Account are valued daily at market value using net asset values provided by the investment advisers of the portfolios.

Realized investment gains include realized gain distributions received from the respective portfolios and gains on the sale of portfolio shares as determined by the average cost method. Realized gain distributions are reinvested in the respective portfolios. Dividend distributions received from the portfolios are reinvested in additional shares of the portfolios and are recorded as income to the Variable Account on the ex-dividend date.

Two Fixed Account investment options are available to deferred annuity contract owners. A Flexible Fixed Option is available to all deferred annuity contract owners and a Dollar Cost Averaging Option is available to Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Rewards, and USAllianz Alterity deferred annuity contract owners. These accounts are comprised of equity and fixed income investments which are part of the general assets of Allianz Life. The liabilities of the Fixed Accounts are part of the general obligations of Allianz Life and are not included in the Variable Account. The guaranteed minimum rate of return on the Fixed Accounts is 3%.

Available investment options, inlcuding the date the investment option was available for each product, as of December 31, 2001 are listed in the following table.


                                        USAllianz   USAllianz   USAllianz   USAllianz  Valuemark   USAllianz   Valuemark
Portfolio                               Alterity     Charter   Dimensions    Rewards  II and III Valuemark IV Income Plus
-------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund       2/1/2000  1/26/2001    3/5/2001    5/5/2000
AIM V.I. International Equity Fund       2/1/2000  1/26/2001    3/5/2001    5/5/2000
AIM V.I. Value Fund                      2/1/2000  1/26/2001    3/5/2001    5/5/2000
AZOA VIP Diversified Assets Fund         2/1/2000  1/26/2001    3/5/2001    5/5/2000  11/11/1999 11/11/1999  11/11/1999
AZOA VIP Fixed Income Fund               2/1/2000  1/26/2001    3/5/2001    5/5/2000  11/11/1999 11/11/1999  11/11/1999
AZOA VIP Global Opportunities Fund       2/1/2000  1/26/2001    3/5/2001    5/5/2000   11/5/2001  11/5/2001   11/5/2001
AZOA VIP Growth Fund                     2/1/2000  1/26/2001    3/5/2001    5/5/2000  11/11/1999 11/11/1999  11/11/1999
AZOA VIP Money Market Fund               2/1/2000  11/5/2001    3/5/2001    5/5/2000   11/5/2001  11/5/2001   11/5/2001
Alger American MidCap Growth Portfolio   2/1/2000  1/26/2001    3/5/2001    5/5/2000
Davis VA Financial Portfolio             2/1/2000  1/26/2001    3/5/2001    5/5/2000
Davis VA Value Portfolio                 2/1/2000  1/26/2001    3/5/2001    5/5/2000
Franklin Global Communications
   Securities Fund                      11/5/200   11/6/1999   11/5/2001   11/5/2001   1/24/1989   2/3/1997    7/1/1994
Franklin Growth and Income
   Securities Fund                       2/1/2000   1/6/1999    3/5/2001    5/5/2000   1/24/1989   2/3/1997    7/1/1994
Franklin High Income Fund               11/5/2001   1/6/1999   11/5/2001   11/5/2001   1/24/1989   2/3/1997    7/1/1994
Franklin Income Securities Fund         11/5/2001   1/6/1999   11/5/2001   11/5/2001   1/24/1989   2/3/1997    7/1/1994
Franklin Large Cap Growth
   Securities Fund                      11/5/2001   1/6/1999   11/5/2001   11/5/2001    5/1/1996   2/3/1997    5/1/1996
Franklin Real Estate Fund               11/5/2001   1/6/1999   11/5/2001   11/5/2001   1/24/1989   2/3/1997    7/1/1994
Franklin Rising Dividends
   Securities Fund                       2/1/2000   1/6/1999    3/5/2001    5/5/2000   1/27/1992   2/3/1997    7/1/1994
Franklin S&P 500 Index Fund             11/5/2001   5/1/2001   11/5/2001   11/5/2001  11/11/1999 11/11/1999  11/11/1999
Franklin Small Cap Fund                  2/1/2000   1/6/1999    3/5/2001    5/5/2000   11/1/1995   2/3/1997   11/1/1995
Franklin U.S. Government Fund            2/1/2000   1/6/1999    3/5/2001    5/5/2000   3/14/1989   2/3/1997    5/1/2001
Franklin Value Securities Fund          11/5/2001   1/6/1999   11/5/2001   11/5/2001    5/1/1998   5/1/1998    5/1/1998
Franklin Zero Coupon Fund 2005          11/5/2001  11/5/2001   11/5/2001   11/5/2001   3/14/1989   2/3/1997    5/1/2001

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


INVESTMENTS (CONTINUED)

                                        USAllianz   USAllianz   USAllianz   USAllianz  Valuemark   USAllianz   Valuemark
Portfolio                               Alterity     Charter   Dimensions    Rewards  II and III Valuemark IV Income Plus
-------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2010          11/5/2001  11/5/2001   11/5/2001   11/5/2001   3/14/1989   2/3/1997    5/1/2001
Mutual Discovery Securities Fund         2/1/2000   1/6/1999    3/5/2001    5/5/2000   11/8/1996   2/3/1997   11/8/1996
Mutual Shares Securities Fund            2/1/2000   1/6/1999    3/5/2001    5/5/2000   11/8/1996   2/3/1997   11/8/1996
Oppenheimer Global
   Securities Fund/VA                    2/1/2000  1/26/2001    3/5/2001    5/5/2000
Oppenheimer High
   Income Fund/VA                        2/1/2000  1/26/2001    3/5/2001    5/5/2000
Oppenheimer Main Street
   Growth & Income Fund/VA               2/1/2000  1/26/2001    3/5/2001     /5/2000
PIMCO VIT High Yield Bond Portfolio      2/1/2000  1/26/2001    3/5/2001    5/5/2000   11/5/2001  11/5/2001   11/5/2001
PIMCO VIT StocksPLUS
   Growth and Income Portfolio           2/1/2000  1/26/2001    3/5/2001    5/5/2000   11/5/2001  11/5/2001   11/5/2001
PIMCO VIT Total Return
   Bond Portfolio                        2/1/2000  1/26/2001    3/5/2001    5/5/2000   11/5/2001  11/5/2001   11/5/2001
SP Jennison International
   Growth Portfolio                    12/15/2000 12/15/2000    3/5/2001  12/15/2000  12/15/2000 12/15/2000    5/1/2001
SP Strategic Partners Focused
   Growth Portfolio                    12/15/2000 12/15/2000    3/5/2001  12/15/2000  12/15/2000 12/15/2000    5/1/2001
Seligman Global Technology Portfolio     2/1/2000  1/26/2001    3/5/2001    5/5/2000
Seligman Small-Cap Value Portfolio       2/1/2000  1/26/2001    3/5/2001    5/5/2000
Templeton Developing Markets
   Securities Fund                       2/1/2000   1/6/1999    3/5/2001    5/5/2000   3/15/1994   2/3/1997    7/1/1994
Templeton Growth Securities Fund         2/1/2000   1/6/1999    3/5/2001    5/5/2000   3/15/1994   2/3/1997    7/1/1994
Templeton International
   Securities Fund                      11/5/2001   1/6/1999   11/5/2001   11/5/2001   1/27/1992   2/3/1997    7/1/1994
USAZ Alliance Capital Growth
   and Income Fund                      11/6/2001  11/5/2001   11/5/2001   11/5/2001   11/5/2001  11/5/2001   11/5/2001
USAZ Alliance Capital Large
   Cap Growth Fund                      11/6/2001  11/5/2001   11/5/2001   11/5/2001   11/5/2001  11/5/2001   11/5/2001
USAZ Alliance Capital Technology Fund   11/6/2001  11/5/2001   11/5/2001   11/5/2001   11/5/2001  11/5/2001   11/5/2001
USAZ American Growth Fund                5/1/2001   5/1/2001    5/1/2001    5/1/2001    5/1/2001   5/1/2001    5/1/2001
USAZ Growth Fund                         5/1/2001   5/1/2001    5/1/2001    5/1/2001    5/1/2001   5/1/2001    5/1/2001
USAZ PIMCO Growth and Income Fund       11/6/2001  11/5/2001   11/5/2001   11/5/2001   11/5/2001  11/5/2001   11/5/2001
USAZ PIMCO Renaissance Fund             11/6/2001  11/5/2001   11/5/2001   11/5/2001   11/5/2001  11/5/2001   11/5/2001
USAZ PIMCO Value Fund                   11/6/2001  11/5/2001   11/5/2001   11/5/2001   11/5/2001  11/5/2001   11/5/2001
USAZ Templeton Developed
   Markets Fund                         11/6/2001  11/5/2001   11/5/2001   11/5/2001   11/5/2001  11/5/2001   11/5/2001
USAZ Van Kampen Aggressive Growth Fund   5/1/2001   5/1/2001    5/1/2001    5/1/2001    5/1/2001   5/1/2001    5/1/2001
USAZ Van Kampen Comstock Fund            5/1/2001   5/1/2001    5/1/2001    5/1/2001    5/1/2001   5/1/2001    5/1/2001
USAZ Van Kampen Growth Fund              5/1/2001   5/1/2001    5/1/2001    5/1/2001    5/1/2001   5/1/2001    5/1/2001
USAZ Van Kampen Growth and Income Fund   5/1/2001   5/1/2001    5/1/2001    5/1/2001    5/1/2001   5/1/2001    5/1/2001
Van Kampen LIT Emerging Growth           5/1/2001   5/1/2001    5/1/2001    5/1/2001    5/1/2001   5/1/2001    5/1/2001


During the period ended December 31, 2001 and the year ended December 31, 2000, several portfolios changed their name as summarized, with the effective date of the change, in the following table.

Current Portfolio Name                               Prior Portfolio Name                     Effective Date
------------------------------------------------------------------------------------------------------------
Franklin Growth and Income Securities Fund           Franklin Growth and Income Fund            May 1, 2000
Seligman Technology Fund                             Seligman Henderson Technology Fund         May 1, 2000
Templeton Asset Strategy Fund                        Templeton Global Asset Allocation Fund     May 1, 2000
Templeton Developing Markets Securities Fund         Templeton Developing Markets Equity Fund   May 1, 2000
Templeton Growth Securities Fund                     Templeton Global Growth Fund               May 1, 2000
Templeton International Securities Fund              Templeton International Equity Fund        May 1, 2000
Templeton Pacific Growth Securities Fund             Templeton Pacific Growth Fund              May 1, 2000
Seligman Global Technology Portfolio                 Seligman Global Technology Fund            May 1, 2001
Seligman Small Cap Value Portfolio                   Seligman Small Cap Value Fund              May 1, 2001
SP Jennison International Growth Portfolio           SP Jennison International Growth Fund      May 1, 2001
SP Strategic Partners Focused Growth Portfolio       SP Strategic Partners Focused Growth Fund  May 1, 2001


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


INVESTMENTS (CONTINUED)

Current Portfolio Name                               Prior Portfolio Name                     Effective Date
------------------------------------------------------------------------------------------------------------
AZOA VIP Diversified Assets Fund                     USAllianz VIP Diversified Assets Fund    November 5, 2001
AZOA VIP Fixed Income Fund                           USAllianz VIP Fixed Income Fund          November 5, 2001
AZOA VIP Global Opportunities Fund                   USAllianz VIP Global Opportunities Fund  November 5, 2001
VIP Growth Fund                                      USAllianz VIP Growth Fund                November 5, 2001
AZOA VIP Money Market Fund                           USAllianz VIP Money Market Fund          November 5, 2001
USAZ Alger American Growth Fund                      USAllianz American Growth Fund           November 5, 2001
USAZ Alger Growth Fund                               USAllianz Strategic Growth Fund          November 5, 2001
USAZ Van Kampen Growth Fund                          USAllianz Capital Growth Fund            November 5, 2001
USAZ Van Kampen Growth and Income Fund               USAllianz Growth and Income Fund         November 5, 2001
USAZ Van Kampen Aggressive Growth Fund               USAllianz Aggressive Growth Fund         November 5, 2001
USAZ Van Kampen Comstock Fund                        USAllianz Comstock Fund                  November 5, 2001
Van Kampen LIT Emerging Growth Portfolio             Van Kampen LIT Emerging Growth           November 5, 2001

During the period ended December 31, 2001 and the year ended December 31, 2000, several portfolios were closed to new money. The portfolio name and effective date of the closure are summarized in the following table.

Portfolio                                            Date Closed
----------------------------------------------------------------
Alger American Growth Portfolio                      May 1,2001
Alger American Leveraged AllCap Portfolio            May 1,2001
Van Kampen LIT Enterprise Portfolio                  May 1,2001
Van Kampen LIT Growth and Income Portfolio           May 1,2001
AIM V.I. Growth Fund                                 November 5, 2001
Alger American Small Capitalization Portfolio        November 5, 2001
Davis VA Real Estate Portfolio                       November 5, 2001
Franklin Aggressive Growth Securities Fund           November 5, 2001
Franklin Global Health Care Securities Fund          November 5, 2001
Franklin Money Market Fund                           November 5, 2001
Franklin Natural Resources Securities Fund           November 5, 2001
Franklin Technology Securities Fund                  November 5, 2001
J.P. Morgan International Opportunities Portfolio    November 5, 2001
J.P. Morgan US Disciplined Equity Portfolio          November 5, 2001
Templeton Asset Strategy Fund                        November 5, 2001
Templeton Global Income Securities Fund              November 5, 2001
Templeton International Smaller Companies Fund       November 5, 2001

The Franklin Zero Coupon Fund 2000 and the Templeton Pacific Growth Fund were closed on December 15, 2000 and March 29, 2001, respectively.


CONTRACTS IN ANNUITY PAYMENT PERIOD
Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return
(AIR) equal to the AIR of the specific contracts, either 3%, 5%, or 7%. Charges to annuity reserves for mortality and risk expense are reimbursed to Allianz Life if the reserves required are less than originally estimated. If additional reserves are required, Allianz Life reimburses the account.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


PREMIUM BONUS
A premium bonus is awarded to the contract owner of the USAllianz Rewards product at the time of deposit. The bonus paid is based on the following schedule.

Net Deposit                      Bonus Paid
-------------------------------------------
$15,000 to 24,999                    4%
$25,000 to 99,999                    5%
$100,000 to 999,999                  6%
$1,000,000 to 4.999 million          7%
$5,000,000 or more                   8%

The bonus is vested over three years, therefore if the contract owner surrenders the policy before the full vesting period a portion of the bonus can be lost. The accumulated gain/loss on the bonus is 100% vested as it is earned. The vesting rates are presented in the following schedule.

Months following Deposit        Amount Vested
---------------------------------------------
0 to 12                              0%
13 to 24                             35%
25 to 36                             70%
37+                                 100%


EXPENSES

ASSET BASED EXPENSES
A mortality and expense risk charge and an administrative charge are deducted from the Variable Account on a daily basis. The charges, on an annual basis, are summarized in the following table.

                                                    Mortality and Expense  Administrative
Contract                                                 Risk Charge           Charge
-------------------------------------------------------------------------------------
USAllianz Alterity Traditional - Option 1                   1.25%               0.15%
USAllianz Alterity Traditional - Option 2                   1.45%               0.15%
USAllianz Alterity - Enhanced                               1.75%               0.15%
USAllianz Alterity  Optional - Option 1                     1.55%               0.15%
USAllianz Alterity  Optional - Option 2                     1.75%               0.15%
USAllianz Charter - Traditional                             1.00%               0.15%
USAllianz Charter - Enhanced                                1.20%               0.15%
USAllianz Dimensions - Plan 1                               1.35%               0.15%
USAllianz Dimensions - Plan 2                               1.55%               0.15%
USAllianz Dimensions - Plan 3                               1.65%               0.15%
USAllianz Dimensions - Plan 4                               1.85%               0.15%
USAllianz Dimensions - Plan 5                               1.65%               0.15%
USAllianz Dimensions - Plan 6                               1.75%               0.15%
USAllianz Rewards - Traditional                             1.50%               0.15%
USAllianz Rewards - Enhanced                                1.70%               0.15%
Valuemark II & III                                          1.25%               0.15%
USAllianz Valuemark IV -
   Death Benefit Option 1 & 2 with
   standard contract charges.                               1.34%               0.15%
USAllianz Valuemark IV -
   Death Benefit Option 3
   with standard contract charges.                          1.44%               0.15%
USAllianz Valuemark IV -
   Death Benefit Option 1 & 2 with GMIB                     1.64%               0.15%
USAllianz Valuemark IV - Death Benefit Option 3 with GMIB.  1.74%               0.15%
Valuemark Income Plus                                       1.25%               0.15%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


EXPENSES (CONTINUED)
USAllianz Alterity provides a Traditional Guaranteed Minimum Protection Benefit (Traditional GMPB). The contract holder can elect the Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB), the Enhanced Guaranteed Minimum Income Benefit (Enhanced GMIB) or both (together, Enhanced Guaranteed Minimum Protection Benefit (Enhanced GMPB)). These features provide for a guaranteed death benefit and a guaranteed annuity income benefit (which provides for guaranteed minimum payments during the Payout Phase.)

 The M&E charge and administrative charge for USAllianz Alterity can be summarized as follows:

                                            Charges for             Charges for
                                           Contract with           Contract with
                                            Traditional              Enhanced
(includes 0.15% of administration charge)      GMIB                   GMIB
                                           -------------           -------------

Traditional Guaranteed
Minimum Death Benefit                       1.40%                  1.70%
                                  (Traditional - Option 1) (Optional - Option 1)


Earnings Protection Guaranteed
Minimum Death Benefit                       1.60%                   1.90%
                                  (Traditional - Option 2) (Optional - Option 2)


Enhanced Guaranteed
Minimum Death Benefit                       1.70%                  1.90%
                                     (Optional - Option 1)       (Enhanced)


USAllianz Dimensions offers guaranteed value protection (GVP). The base option of the GVP is the guaranteed principal protector (GPP) which will guarantee the return of principal adjusted for withdrawals. The second option includes the GPP as well as a guaranteed performance accumulator (GPA) which will guarantee locked in gains every ten years, with the minimum guarantee of two times the principal adjusted for withdrawals, at the 20th anniversary.

Along with the guaranteed value protection, USAllianz Dimensions offers three different types of guaranteed minimum death benefits (GMDB). The base coverage GMDB is the return of principal (ROP) which will guarantee the greater of the contract value or principal adjusted for withdrawals. The double principal GMDB guarantees the greater of ROP or highest contract anniversary value through age 80 in contract years one to five. After the fifth contract year, it will guarantee two times the principal adjusted for withdrawals.
The last option is the earnings protection GMDB which will guarantee the greater of the ROP, or the contract value plus an additional 40% (25%, if issue age is greater than 70) of gain on the contract, this amount will be limited to the amount of principal adjusted for withdrawals.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


EXPENSES (CONTINUED)
The mortality and expense charge and administration charge for USAllianz Dimensions can be summarized as follows:

                                   Return of         Double           Earnings
(includes 0.15% of                 Principal        Principal        Protection
administration charge)               GMDB             GMDB              GMDB
                                     ----             ----              ----
Guaranteed Principal                 1.50%            1.80%             1.70%
Protector (GPP)                    (Plan 1)         (Plan 3)          (Plan 5)

Guaranteed Principal                 1.70%            2.00%             1.90%
Accumulator (GPA)                  (Plan 2)         (Plan 4)          (Plan 6)

USAllianz Dimensions also includes a pay only with performance provision. If the contract earns less than a 10% gross return (prior to the mortality and expense charge and administration charge) in one year, the contract owner does not have to pay a GVP charge.
If the contract earns greater than a 10% gross return in one year, the contract owner will pay an additional 2% to 3% GVP charge.

USAllianz Valuemark IV offers the following Guaranteed Income and Death Benefit
Options:


Guaranteed Income and         Annual
Death Benefit Options        Expenses       Benefit
----------------------       --------       --------
Death Benefit Option 1 with    1.49%        The Death Benefit Option 1 provides the greater of the highest 6th year contract
standard contract charges.                  anniversary value up to age 80; 5% annual increasing death benefit up to age 80;
                                            contract value; or purchase payments less withdrawals for contracts in the accumulation phase.

Death Benefit Option 2 with    1.49%        The Death Benefit Option 2 provides the greatest of the highest contract
standard contract charges.                  anniversary value up to age 80; contract value; or purchase payments less withdrawals for contracts in the accumulation phase.

Death Benefit Option 3 with    1.59%        The Earnings Protection Death Benefit Option 3 guarantees the greater of purchase
standard contract charges.                  payments less withdrawals or contract value +40% of gains (25% if issue age is 70 or older), for contracts in the accumulation phase. (Gains are capped at total purchase payments.)

Death Benefit Option 1         1.79%        The Income and Death Benefit Option 1 provides the greater of the highest 6th year
with GMIB                                   contract anniversary up to age 80; 5% annual increasing death benefit up to age 80;
                                            contract value; or purchase payments less withdrawals for contracts in the accumulation or payout phase.

Death Benefit Option 2         1.79%        The Income and Death Benefit Option 2 provides the greatest of the highest contract
with GMIB                                   anniversary value up to age 80; contract value; or purchase payments less withdrawals for contracts in the accumulation or payout phase.

Death Benefit Option 3         1.89%        The Earnings Protection Death Benefit and Enhanced Income Benefit Option 3
with GMIB                                   guarantees the greater of purchase payments less withdrawals or contract value +40%
                                            of gains (25% if issue age is 70 or older), for contracts in the accumulation or payout phase. (Gains are capped at total purchase payments.)


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


EXPENSES (CONTINUED)

CONTRACT BASED EXPENSES
A contract maintenance charge is paid by the contract owner annually from each deferred annuity contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year for Valuemark II, Valuemark III, and USAllianz Valuemark IV contracts and $40 for USAllianz Alterity, USAllianz Charter, USAllianz Dimensions, and USAllianz Rewards contracts. Contract maintenance charges paid by the contract owners during the period ended December 31, 2001 and the year ended December 31, 2000 were $2,715,176 and $3,276,916 respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.

A contingent deferred sales charge is deducted from the contract value at the time of surrender on Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Alterity, USAllianz Dimensions and USAllianz Rewards deferred annuity contracts. USAllianz Dimensions includes a nursing home waiver for withdrawal charges. The amount of the contingent deferred sales charge is shown below.


                                                          Contingent Deferred Sales Charge
                        ----------------------------------------------------------------------------------------------------------
Years Since Payment     Valuemark II  Valuemark III  Valuemark IV  USAllianz Alterity  USAllianz Dimensions  USAllianz Rewards
----------------------------------------------------------------------------------------------------------------------------------
0-1                          5%            6%             6%               7%               8%                   8.5%
1-2                          5%            5%             6%               6%               7%                   8.5%
2-3                          4%            4%             6%               5%               7%                   8.5%
3-4                          3%            3%             5%               4%               6%                   8.5%
4-5                         1.5%          1.5%            4%               3%               5%                     8%
5-6                          0%            0%             3%               0%               4%                     7%
6-7                           -             -             2%                -               3%                     6%
7-8                           -             -             0%                -               0%                     5%
8-9                           -             -              -                -                -                     4%
9-10                          -             -              -                -                -                     3%
10 +                                                                                                               0%

Total contingent deferred sales charges paid by the contract owners during the period ended December 31, 2001 and the year ended December 31, 2000 were $4,968,678 and $9,784,497, respectively.

A systematic withdrawal plan is available to Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Alterity, USAllianz Dimensions, and USAllianz Rewards deferred annuity contract owners which allows a portion of the contract value to be withdrawn without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the penalty free privilege for that year. USAllianz Dimensions allows 10% of purchase payments to be withdrawn in contract years one to five and 20% of the purchase payments to be withdrawn after contract year five without penalty.

Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer for all products, or 2% of the amount transferred, if less, for Valuemark II, Valuemark III, and USAllianz Valuemark IV. Currently, transfers associated with any dollar cost averaging program are not counted. Total transfer charges paid by the contract owners during the period ended December 31, 2001 and the year ended December 31, 2000 were $109,509 and $135,934, respectively. Transfer charges are reflected in the Statements of Changes in Net Assets as other transactions. Net transfers from the Fixed Accounts for the period ended December 31, 2001 and the year ended December 31, 2000 were $9,947,289 and $61,184,108, respectively.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


EXPENSES (CONTINUED)
Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Allianz Life may, in its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Allianz Life may have to deduct such amounts at a later date.

A rescission is defined as a contract that is returned to the Company by the Contract Owner and canceled within the free-look period, generally within 10 days.


CAPITALIZATION
Allianz Life may provide capital for the establishment of new portfolios as investment options of the Variable Account. The capitalization transactions were as follows during the period ended December 31, 2001.

                                                 Capitalization       Date of
Portfolio                                            Amount       Capitalization
--------------------------------------------------------------------------------
USAZ Alger American Growth Fund                      1,000,000        5/1/2001
USAZ Alger Growth Fund                               1,000,000        5/1/2001
USAZ Van Kampen Growth Fund                          1,000,000        5/1/2001
USAZ Van Kampen Growth and Income Fund               1,000,000        5/1/2001
USAZ Van Kampen Aggressive Growth Fund               1,000,000        5/1/2001
USAZ Van Kampen Comstock Fund                        1,000,000        5/1/2001
USAZ Alliance Capital Technology Fund                5,000,000        11/5/2001
USAZ Alliance Capital Large Cap Fund                 5,000,000        11/5/2001
USAZ Alliance Capital Growth and Income Fund         5,000,000        11/5/2001
USAZ PIMCO Value Fund                                3,000,000        11/5/2001
USAZ PIMCO Renaissance Fund                          3,000,000        11/5/2001
USAZ PIMCO Growth & Income Fund                      3,000,000        11/5/2001
USAZ Templeton Developed Markets                     5,000,000        11/5/2001

Allianz Life will begin to recapture seed capital after the investment option reaches $3,000,000 in market value, excluding seed money. No more than 50,000 shares for every million dollars of market value that exceeds the $3,000,000 will be recaptured, so long as the trade activity for the day is in a buy position. The seed capital recapture activity for the period ending December 31, 2001 is summarized in the table below.


                                                          Seed      Realized                  Seed         Unrealized
                                                        Capital  Gain\Loss on   Remaining    Capital       Gain\Loss as of
Portfolio                                             Recaptured   Recapture   Seed Capital  Market Value  12/31/2001
-------------------------------------------------------------------------------------------------------------------------
USAZ Alger American Growth Fund                         $1,000,000   (69,000)           0           0           0
USAZ Alger Growth Fund                                           0          0   1,000,000     927,000    (73,000)
USAZ Van Kampen Growth Fund                              1,000,000   (43,200)           0           0           0
USAZ Van Kampen Growth and Income Fund                   1,000,000      6,327           0           0           0
USAZ Van Kampen Aggressive Growth Fund                           0          0   1,000,000     810,000   (190,000)
USAZ Van Kampen Comstock Fund                            1,000,000    (7,750)           0           0           0
USAZ Allianz Capital Technology Fund                     1,000,000    101,000   4,000,000   4,308,000     308,000
USAZ Allianz Capital Large Cap Fund                              0          0   5,000,000   5,275,000     275,000
USAZ Alliance Capital Growth and Income Fund               300,000     10,500   4,700,000   4,919,326     219,326
USAZ PIMCO Value Fund                                      500,000     36,000   2,500,000   2,740,684     240,684
USAZ PIMCO Renaissance Fund                              1,900,000    166,600   1,100,000   1,212,222     112,222
USAZ PIMCO Growth & Income Fund                                  0          0   3,000,000   3,048,930      48,930
USAZ Templeton Developed Markets                                 0          0   5,000,000   5,125,000     125,000
-------------------------------------------------------------------------------------------------------------------------
           Total                                        $7,700,000    200,477  27,300,000  28,366,162   1,066,162
-------------------------------------------------------------------------------------------------------------------------

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001


3. FEDERAL INCOME TAXES

Operations of the Variable Account form a part of, and are taxed with, operations of Allianz Life.

Allianz Life does not expect to incur any federal income taxes in the operation of the Variable Account. If, in the future, Allianz Life determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.


4. PURCHASES AND SALES OF INVESTMENTS (IN THOUSANDS)

The cost of purchases and proceeds from sales of investments for year ended December 31, 2001 are as follows.

                                                     Cost of      Proceeds
                                                    Purchases    from Sales
                                                   ------------  ------------
AIM V.I. Capital Appreciation Fund                    $   7,640     $   1,760
AIM V.I. Growth Fund                                     10,562        16,389
AIM V.I. International Equity Fund                      139,605       138,032
AIM V.I. Value Fund                                      13,740         2,906
Alger American Growth Portfolio                          11,729        14,841
Alger American Leveraged AllCap Portfolio                 2,965         7,418
Alger American MidCap Growth Portfolio                   18,365         5,496
Alger American Small Capitalization Portfolio             2,667         1,275
Davis VA Financial Portfolio                             13,987         1,230
Davis VA Real Estate Portfolio                            3,980         1,169
Davis VA Value Portfolio                                  7,038         1,783
Franklin Aggressive Growth Securities Fund                6,768        10,356
Franklin Global Communications Securities Fund           82,928       114,996
Franklin Global Health Care Securities Fund              11,902        18,356
Franklin Growth and Income Securities Fund               99,474       160,773
Franklin High Income Fund                               152,402       167,817
Franklin Income Securities Fund                          81,628       125,816
Franklin Large Cap Growth Securities Fund               100,216       106,444
Franklin Money Market Fund                            2,270,327     2,358,987
Franklin Natural Resources Securities Fund                6,422        18,486
Franklin Real Estate Fund                                11,655        32,891
Franklin Rising Dividends Securities Fund                60,054        86,266
Franklin S&P 500 Index Fund                              27,220        22,414
Franklin Small Cap Fund                                 188,302       244,580
Franklin Technology Securities Fund                       5,626         6,326
Franklin U.S. Government Fund                           133,548       148,568
Franklin Value Securities Fund                           29,605        18,557
Franklin Zero Coupon Fund 2005                            9,405        11,579
Franklin Zero Coupon Fund 2010                           16,953        19,863
J.P. Morgan International Opportunities Portfolio        24,044        23,528
J.P. Morgan U.S. Disciplined Equity Portfolio             1,860           592
Mutual Discovery Securities  Fund                       148,755       145,145
Mutual Shares Securities  Fund                           67,145        59,785

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



4. PURCHASES AND SALES OF INVESTMENTS (IN THOUSANDS) (CONTINUED)

                                                   Cost of          Proceeds
                                                  Purchases        from Sales
                                                  -----------      ------------
Oppenheimer Global Securities Fund/VA              $   41,833        $   32,807
Oppenheimer High Income Fund/VA                         4,653             1,206
Oppenheimer Main Street Growth & Income Fund/VA        15,419             3,087
PIMCO VIT High Yield Bond Portfolio                    29,936             3,426
PIMCO VIT StocksPLUS Growth and Income Portfolio        4,715               998
PIMCO VIT Total Return Bond Portfolio                  11,108             4,276
SP Jennison International Growth Portfolio             73,134            72,787
SP Strategic Partners Focused Growth Portfolio          2,488               651
Seligman Global Technology Portfolio                    6,863             1,803
Seligman Small-Cap Value Portfolio                     11,776             1,122
Templeton Asset Strategy Fund                           4,445            12,089
Templeton Developing Markets Securities Fund          592,253           616,339
Templeton Global Income Securities Fund                20,450            34,411
Templeton Growth Securities Fund                      243,276           260,659
Templeton International Securities Fund             1,544,515         1,522,104
Templeton International Smaller Companies Fund        165,938           171,488
Templeton Pacific Growth Securities Fund               68,564           110,450
Van Kampen LIT Enterprise Portfolio                       793               768
Van Kampen LIT Growth and Income Portfolio              2,750             2,126
Van Kampen Emerging Growth Portfolio                   10,890               565
USAZ Alger American Growth Fund                         6,918               584
USAZ Alger Growth Fund                                  3,187               288
USAZ Van Kampen Growth Fund                             5,688               238
USAZ Van Kampen Growth and Income Fund                 17,730             1,763
USAZ Van Kampen Aggressive Growth Fund                  2,277               109
USAZ Van Kampen Comstock Fund                          18,580             1,245
USAZ Alliance Capital Technology Fund                   4,599               304
USAZ Alliance Capital Large Cap Growth Fund             2,500                17
USAZ Alliance Capital Growth and Income Fund            3,428               145
USAZ PIMCO Value Fund                                   3,552                89
USAZ PIMCO Renaissance Fund                             7,383               185
USAZ PIMCO Growth and Income Fund                       2,120                46
USAZ Templeton Developed Markets Fund                     963               773
AZOA VIP Diversified Assets Fund                        3,848               851
AZOA VIP Fixed Income Fund                             12,920             4,702
AZOA VIP Global Opportunities Fund                        566                53
AZOA VIP Growth Fund                                    2,870               573
AZOA VIP Money Market Fund                            521,170           412,313

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS)


Transactions in units for each fund for the years ended December 31, 2001 and 2000 were as follows.

                                                                                          AIM V.I.
                                                  AIM V.I. CAPITAL      AIM V.I.       INTERNATIONAL       AIM V.I.
                                                  APPRECIATION FUND   GROWTH FUND       EQUITY FUND       VALUE FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                    683      648     966      804      390      230    1,250     385
 Transfers between funds                               54       85  (1,113)   4,358       -        31      235      94
 Surrenders and terminations                          (40)      (6)   (823)    (574)     (14)      (3)     (36)     (3)
 Rescissions                                          (25)      (4)    (15)     (23)     (11)       -      (95)     (8)
 Bonus                                                 17       33      19       20        7       11       25      13
 Other transactions                                     -        -      (3)      (1)       -        -        -       -
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                       689      756    (969)   4,584      372      269    1,379     481
==================================================================================================================================


                                                                     ALGER AMERICAN   ALGER AMERICAN   ALGER AMERICAN SMALL
                                                   ALGER AMERICAN       LEVERAGED         MIDCAP          CAPITALIZATION
                                                  GROWTH PORTFOLIO  ALLCAP PORTFOLIO GROWTH PORTFOLIO       PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                    269      571     183      381      755      464      322      87
 Transfers between funds                             (675)   2,975    (541)   1,583      291       60      (36)     17
 Surrenders and terminations                         (535)    (426)   (295)    (283)     (32)      (5)      (5)      -
 Rescissions                                          (11)     (10)     (9)      (6)     (51)      (5)     (34)      -
 Bonus                                                  8       21       6       12       16       20        6       3
 Other transactions                                     -       (1)      -       (1)       -        -        -       -
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                      (944)   3,130    (656)   1,686      979      534      253     107
==================================================================================================================================


                                                      DAVIS VA          DAVIS VA         DAVIS VA    FRANKLIN AGGRESSIVE
                                                     FINANCIAL        REAL ESTATE         VALUE            GROWTH
                                                     PORTFOLIO         PORTFOLIO         PORTFOLIO     SECURITIES FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                    336      106     203      143      893      251       60      42
 Transfers between funds                              124      105      17        5      464       68     (361)  1,630
 Surrenders and terminations                          (19)      (1)     (7)      (2)     (21)      (1)    (220)    (32)
 Rescissions                                           (4)      (3)      -      (20)      (9)      (6)       -       -
 Bonus                                                  8        3       5        4       13        8        -       -
 Other transactions                                     -        -       -        -        -        -        -       -
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                       445      210     218      130    1,340      320     (521)  1,640
==================================================================================================================================

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001


5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)


                                                   FRANKLIN GLOBAL    FRANKLIN GLOBAL   FRANKLIN GROWTH    FRANKLIN
                                                   COMMUNICATIONS      HEALTH CARE       AND INCOME          HIGH
                                                   SECURITIES FUND    SECURITIES FUND  SECURITIES FUND    INCOME FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                     41      118      50       84      401      216      158     104
 Transfers between funds                           (1,707)     176    (382)   1,654      (48)  (1,839)    (353)   (906)
 Surrenders and terminations                       (3,406)  (4,904)   (436)    (297)  (4,213)  (7,588)  (1,862) (3,189)
 Rescissions                                            -      (12)     (1)      (3)     (10)     (10)      (2)    (11)
 Bonus                                                  -        -       -        -        6        1        -       -
 Other transactions                                   (12)     (10)      -        -      (10)     (12)      (4)     (4)
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                    (5,084)  (4,632)   (769)   1,438   (3,874)  (9,232)  (2,063) (4,006)
==================================================================================================================================


                                                   FRANKLIN INCOME FRANKLIN LARGE CAP   FRANKLIN     FRANKLIN NATURAL
                                                      SECURITIES        GROWTH            MONEY          RESOURCES
                                                         FUND      SECURITIES FUND     MARKET FUND    SECURITIES FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                    169      149     135      272    3,786    1,087       18      44
 Transfers between funds                              (80)  (1,865) (1,541)   2,971   (1,443)   2,943     (510)    113
 Surrenders and terminations                       (3,785)  (6,820) (2,569)  (3,289)  (8,297)  (9,740)    (470)   (709)
 Rescissions                                           (5)     (22)     (1)     (13)       -      (71)       -       -
 Bonus                                                  -        -       -        -        -        -        -       -
 Other transactions                                    (9)     (11)     (6)      (6)      (5)      (5)      (2)     (1)
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                    (3,710)  (8,569) (3,982)     (65)  (5,959)  (5,786)    (964)   (553)
==================================================================================================================================


                                                                    FRANKLIN RISING
                                                     FRANKLIN           DIVIDENDS    FRANKLIN S&P 500    FRANKLIN
                                                  REAL ESTATE FUND   SECURITIES FUND    INDEX FUND     SMALL CAP FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                     46       99     361      114      145      202      387     383
 Transfers between funds                             (123)    (404)    424   (2,104)   1,271    3,453     (619)  1,198
 Surrenders and terminations                         (801)  (1,469) (2,510)  (4,981)    (835)    (625)  (2,392) (2,663)
 Rescissions                                            -       (5)     (8)     (11)       -       (4)      (6)     (9)
 Bonus                                                  -        -       7        -        -        -        5       7
 Other transactions                                    (2)      (2)     (6)      (7)      (3)      (1)      (6)     (4)
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                      (880)  (1,781) (1,732)  (6,989)     578    3,025   (2,631) (1,088)
==================================================================================================================================


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001


5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)


                                                       FRANKLIN                                           FRANKLIN
                                                     TECHNOLOGY        FRANKLIN U.S.  FRANKLIN VALUE     ZERO COUPON
                                                   SECURITIES FUND   GOVERNMENT FUND  SECURITIES FUND     FUND 2000
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                     37       42     730      237      143       48     -          7
 Transfers between funds                              (30)   1,097     930   (1,028)   1,349      890     -     (2,039)
 Surrenders and terminations                         (172)     (44) (3,356)  (5,329)    (497)    (386)    -       (794)
 Rescissions                                            -       (8)    (17)     (25)      (9)       -     -          -
 Bonus                                                  -        -      11        6        1        -     -          -
 Other transactions                                     -        -      (7)      (8)       -        -     -         (1)
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                      (165)   1,087  (1,709)  (6,147)     987      552       -   (2,827)
==================================================================================================================================


                                                                                        J.P. MORGAN     J.P. MORGAN
                                                    FRANKLIN ZERO     FRANKLIN ZERO   INTERNATIONAL   U.S. DISCIPLINED
                                                       COUPON             COUPON       OPPORTUNITIES       EQUITY
                                                      FUND 2005         FUND 2010        PORTFOLIO        PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                     56        5      70       20       84       58      173      61
 Transfers between funds                               86       46     (77)    (200)     (23)       8      (19)      5
 Surrenders and terminations                         (343)    (441)   (260)    (484)       1        -       (4)     (1)
 Rescissions                                            -        -       -        -       (3)      (3)       -      (1)
 Bonus                                                  -        -       -        -        2        2        2       3
 Other transactions                                     -       (1)      -        -        -        -        -       -
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                      (201)    (391)   (267)    (664)      61       65      152      67
==================================================================================================================================


                                                  MUTUAL DISCOVERY    MUTUAL SHARES   OPPENHEIMER GLOBAL  OPPENHEIMER HIGH
                                                   SECURITIES FUND   SECURITIES FUND  SECURITIES FUND/VA   INCOME FUND/VA
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                    324      138   1,012      335      706      351      343     116
 Transfers between funds                              (48)     174     818   (1,894)     313       56       61       2
 Surrenders and terminations                       (1,491)  (2,162) (3,019)  (4,727)     (83)      (2)     (40)     (3)
 Rescissions                                           (8)      (2)    (17)    (142)      (7)      (9)     (35)     (1)
 Bonus                                                  5        1      16        -       10       14        7       5
 Other transactions                                    (4)      (4)     (7)      (9)       -        -        -       -
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                    (1,222)  (1,855) (1,197)  (6,437)     939      410      336     119
==================================================================================================================================


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001


5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)



                                                   OPPENHEIMER                         PIMCO VIT
                                                   MAIN STREET        PIMCO VIT        STOCKSPLUS         PIMCO VIT
                                                    GROWTH &          HIGH YIELD       GROWTH AND        TOTAL RETURN
                                                  INCOME FUND/VA    BOND PORTFOLIO  INCOME PORTFOLIO    BOND PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                  1,263      470     382       60      274       74    1,260     151
 Transfers between funds                              309      160     335        3      169       12      997       9
 Surrenders and terminations                          (81)      (5)    (21)       -      (10)       -      (29)     (1)
 Rescissions                                          (83)      (4)     (5)       -       (2)      (2)     (21)      -
 Bonus                                                 26       22       5        1        6        3       34       9
 Other transactions                                     -        -       -        -        -        -        -       -
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                     1,434      643     696       64      437       87    2,241     168
==================================================================================================================================


                                                                      SP STRATEGIC     SELIGMAN
                                                     SP JENNISON        PARTNERS         GLOBAL         SELIGMAN
                                                    INTERNATIONAL       FOCUSED        TECHNOLOGY       SMALL-CAP
                                                  GROWTH PORTFOLIO  GROWTH PORTFOLIO    PORTFOLIO     VALUE PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                     51     -        127     -         530      526      468     105
 Transfers between funds                              149     -        140     -         108       97      266      13
 Surrenders and terminations                          (42)    -          -     -         (27)      (4)     (15)     (1)
 Rescissions                                            -     -          -     -         (20)      (7)     (12)     (1)
 Bonus                                                  1     -          3     -          13       18       13       5
 Other transactions                                     -     -          -     -           -        -        -       -
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                      159     -        270     -         604      630      720     121
==================================================================================================================================


                                                     TEMPLETON         TEMPLETON        TEMPLETON        TEMPLETON
                                                       ASSET      DEVELOPING MARKETS  GLOBAL INCOME       GROWTH
                                                    STRATEGY FUND   SECURITIES FUND  SECURITIES FUND   SECURITIES FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                      9       62     165      193       13       29      441     344
 Transfers between funds                             (332)    (346)   (600)    (955)    (207)    (341)    (989)   (616)
 Surrenders and terminations                         (520)    (672) (2,100)  (3,100)    (686)  (1,170)  (4,559) (7,315)
 Rescissions                                            -       (3)     (1)     (16)       -       (9)      (8)     (8)
 Bonus                                                  -        -       3        1        -        -        5       -
 Other transactions                                    (1)      (2)     (5)      (6)      (1)      (2)     (10)    (13)
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                      (844)    (961) (2,538)  (3,883)    (881)  (1,493)  (5,120) (7,608)
==================================================================================================================================


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

                                                                      TEMPLETON
                                                    TEMPLETON       INTERNATIONAL        TEMPLETON      VAN KAMPEN LIT
                                                   INTERNATIONAL       SMALLER        PACIFIC GROWTH      ENTERPRISE
                                                 SECURITIES FUND    COMPANIES FUND    SECURITIES FUND     PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                    250      234      53       43       11       84       80      92
 Transfers between funds                              265     (545)   (338)      89   (5,452)    (466)     (79)     11
 Surrenders and terminations                       (4,694)  (7,420)   (240)    (399)    (349)  (1,971)     (10)     (2)
 Rescissions                                           (1)     (21)      -       (4)       -       (5)      (5)      -
 Bonus                                                  -        -       -        -        -        -        3       4
 Other transactions                                   (11)     (12)      -       (1)      (1)      (5)       -      -
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                    (4,191)  (7,764)   (525)    (272)  (5,791)  (2,363)     (11)    105
==================================================================================================================================


                                                   VAN KAMPEN LIT  VAN KAMPEN USAZ
                                                     GROWTH AND        EMERGING        ALGER AMERICAN    USAZ ALGER
                                                  INCOME PORTFOLIO  GROWTH PORTFOLIO    GROWTH FUND      GROWTH FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                    178      113     703      -       324      -       123       -
 Transfers between funds                             (122)      30     535      -       353      -       198       -
 Surrenders and terminations                           (4)       -     (18)     -        (9)     -        (9)      -
 Rescissions                                           (2)      (2)    (16)     -        (1)     -        (2)      -
 Bonus                                                  9        6      17      -         7      -         3       -
 Other transactions                                     -        -       -      -         -      -         -       -
----------------------------------------------------------------------------------------------------------------------------------
Total Net Contract Transactions                        59      147   1,221      -       674      -       313       -
==================================================================================================================================


                                                                    USAZ VAN KAMPEN  USAZ VAN KAMPEN
                                                   USAZ VAN KAMPEN    GROWTH AND       AGGRESSIVE    USAZ VAN KAMPEN
                                                     GROWTH FUND      INCOME FUND      GROWTH FUND      COMSTOCK FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                    326      -     1,016      -       142     -      1,048        -
 Transfers between funds                              254      -       631      -       132     -        792        -
 Surrenders and terminations                          (12)     -       (41)     -       (3)     -        (28)       -
 Rescissions                                           (5)     -       (14)     -       (6)     -        (19)       -
 Bonus                                                 13      -        32      -        3      -         25        -
 Other transactions                                     -      -         -      -        -      -          -        -
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                       576      -     1,624      -      268      -      1,818        -
==================================================================================================================================


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

                                                                   USAZ ALLIANCE
                                                   USAZ ALLIANCE      CAPITAL        USAZ ALLIANCE
                                                      CAPITAL         LARGE CAP      CAPITAL GROWTH      USAZ PIMCO
                                                  TECHNOLOGY FUND     GROWTH FUND    AND INCOME FUND     VALUE FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                     18     -        44      -         27      -        19        -
 Transfers between funds                              389     -       198      -        286      -       317        -
 Surrenders and terminations                            -     -        (1)     -         (3)     -        (9)       -
 Rescissions                                            -     -         -      -          -      -        (1)       -
 Bonus                                                  -     -         1      -          1      -         -        -
 Other transactions                                     -     -         -      -          -      -         -        -
----------------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                       407     -       242      -        311      -       326        -
==================================================================================================================================


                                                                     USAZ PIMCO     USAZ TEMPLETON       AZOA VIP
                                                     USAZ PIMCO      GROWTH AND        DEVELOPED        DIVERSIFIED
                                                  RENAISSANCE FUND   INCOME FUND      MARKETS FUND      ASSETS FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                     91     -         11      -        -       -       234       34
 Transfers between funds                              616     -        191      -       20       -        87      163
 Surrenders and terminations                          (17)    -          -      -        -       -       (37)     (15)
 Rescissions                                           (1)    -          -      -        -       -         -        -
 Bonus                                                  2     -          -      -        -       -         4        -
 Other transactions                                     -     -          -      -        -       -         -        -
----------------------------------------------------------------------------------------------------------------------------------
Total Net Contract Transactions                       691     -        202      -       20       -       288      182
==================================================================================================================================



                                                   AZOA VIP FIXED    AZOA VIP GLOBAL     AZOA VIP         AZOA VIP
                                                     INCOME FUND   OPPORTUNITIES FUND   GROWTH FUND   MONEY MARKET FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                    295       38      31      10      239      33    3,979    1,919
 Transfers between funds                              466       99      43       -       81      83    6,603     (839)
 Surrenders and terminations                          (87)     (12)      1       -      (20)    (11)    (314)      (7)
 Rescissions                                           (7)       -       -       -        -      (3)    (225)     (40)
 Bonus                                                  7        1       -       -        8       -      165      106
 Other transactions                                     -        -       -       -        -       -        -        -
----------------------------------------------------------------------------------------------------------------------------------
Total Net Contract Transactions                       674      126      75      10      308     102   10,208    1,139
==================================================================================================================================


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY
   (IN THOUSANDS) (CONTINUED)

                                                    TOTAL
                                                  ALL FUNDS
------------------------------------------------------------------------
                                              2001       2000
------------------------------------------------------------------------
Contract transactions
 Purchase payments                            29,910    13,016
 Transfers between funds                       3,519    10,179
 Surrenders and terminations                 (56,881)  (84,088)
 Rescissions                                    (850)     (572)
 Bonus                                           611       363
 Other transactions                             (115)     (130)
------------------------------------------------------------------------
Total Net Contract Transactions               23,806)  (61,232)
========================================================================

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



6. FINANCIAL HIGHLIGHTS

A summary of units outstanding, unit values, net assets, investment income ratio, and total return for variable annuity contracts and the expense ratios, excluding expenses of the underlying funds, for the period ended December 31, 2001 follows:


                                               AT DECEMBER 31                    FOR THE PERIOD ENDED DECEMBER 31, 2001
                              ---------------------------------------------  -------------------------------------------------
                                     UNITS    UNIT FAIR VALUE                 INVESTMENT  EXPENSE RATIO     TOTAL RETURN
                                 OUTSTANDING     LOWEST TO      NET ASSETS      INCOME      LOWEST TO        LOWEST TO
                                  (THOUSANDS)      HIGHEST     (THOUSANDS)      RATIO        HIGHEST*         HIGHEST**
                              ---------------------------------------------  -------------------------------------------------
AIM V.I. Capital Appreciation Fund   1,447   $6.69 to $6.80         9,730          0.00%   1.15% to 2.00%  -24.81% to -24.16%
AIM V.I. Growth Fund                 4,507   $0.49 to $5.70        25,569          0.19%   1.15% to 2.00%  -35.10% to -34.64%
AIM V.I. International Equity Fund     641   $5.82 to $5.92         3,753          0.39%   1.15% to 2.00%  -25.05% to -24.41%
AIM V.I. Value Fund                  1,861   $7.36 to $7.48        13,780          0.23%   1.15% to 2.00%  -14.30% to -13.57%
Alger American Growth Portfolio      3,136   $0.69 to $8.02        25,100          0.27%   1.15% to 2.00%  -13.48% to -12.83%
Alger American
   Leveraged AllCap Portfolio        1,645   $0.65 to $7.51        12,296          0.00%   1.15% to 2.00%  -17.52% to -16.90%
Alger American MidCap
   Growth Portfolio                  1,517   $9.82 to $9.98        14,979          0.00%   1.15% to 2.00%    -8.38% to -7.60%
Alger American Small
   Capitalization Portfolio            361   $5.02 to $5.11         1,824          0.08%   1.15% to 2.00%  -30.91% to -30.32%
Davis VA Financial Portfolio           656 $11.64 to $11.83         7,682          0.07%   1.15% to 2.00%  -12.16% to -11.40%
Davis VA Real Estate Portfolio         342 $12.89 to $13.10         4,434          5.33%   1.15% to 2.00%      3.40% to 4.29%
Davis VA Value Portfolio             1,658   $9.54 to $9.69        15,918          0.84%   1.15% to 2.00%  -12.18% to -11.42%
Franklin Aggressive
   Growth Securities Fund            1,119   $0.51 to $5.75         6,419          0.20%   1.15% to 1.49%  -23.85% to -23.69%
Franklin Global Communications
   Securities Fund                  13,400  $0.52 to $18.43       242,050          0.08%   1.15% to 2.00%  -30.80% to -30.21%
Franklin Global Health
   Care Securities Fund              1,781  $0.94 to $14.03        24,912          0.17%   1.15% to 1.49%  -14.50% to -14.33%
Franklin Growth and
   Income Securities Fund           20,129  $0.87 to $30.14       600,661          0.32%   1.15% to 2.00%    -4.22% to -3.39%
Franklin High Income Fund            7,560  $0.65 to $18.93       139,801         17.19%   1.15% to 2.00%      2.11% to 2.98%
Franklin Income Securities Fund     17,086  $0.87 to $29.31       493,404          7.33%   1.15% to 2.00%    -1.25% to -0.40%
Franklin Large Cap
   Growth Securities Fund           14,363  $0.99 to $18.56       270,632          0.58%   1.15% to 2.00%  -13.19% to -12.45%
Franklin Money Market Fund          11,438  $0.88 to $16.30       183,001          4.05%   1.15% to 1.49%      2.25% to 2.46%
Franklin Natural Resources
   Securities Fund                   2,047  $0.58 to $12.21        24,319          0.97%   1.15% to 1.49%  -20.47% to -20.26%
Franklin Real Estate Fund            4,251  $0.84 to $30.41       126,659          4.21%   1.15% to 2.00%      5.74% to 6.67%
Franklin Rising Dividends
   Securities Fund                  12,700  $0.89 to $25.66       324,192          0.09%   1.15% to 2.00%    11.31% to 12.31%
Franklin S&P 500 Index Fund          4,958   $0.71 to $8.17        41,513          0.97%   1.15% to 2.00%  -14.56% to -13.54%
Franklin Small Cap Fund             12,429  $0.93 to $20.17       252,254          0.53%   1.15% to 2.00%  -16.93% to -16.20%
Franklin Technology Securities Fund    921   $0.47 to $5.23         4,820          0.00%   1.15% to 1.49%  -30.63% to -30.41%
Franklin U.S. Government Fund       17,036  $0.99 to $22.26       369,768          7.37%   1.15% to 2.00%      5.23% to 6.14%
Franklin Value Securities Fund       2,882  $0.84 to $10.77        31,558          0.51%   1.15% to 2.00%    11.53% to 12.61%
Franklin Zero Coupon Fund 2005       1,972  $1.00 to $28.57        54,431          6.44%   1.15% to 2.00%      6.77% to 7.68%
Franklin Zero Coupon Fund 2010       1,585  $0.99 to $30.42        46,528          7.11%   1.15% to 2.00%      3.52% to 4.41%
J.P. Morgan International
   Opportunities Portfolio             124   $6.97 to $7.08           871          0.96%   1.15% to 2.00%  -20.75% to -20.07%
J.P. Morgan U.S. Disciplined
   Equity Portfolio                    218   $7.97 to $8.10         1,745          0.63%   1.15% to 2.00%  -13.66% to -12.92%
Mutual Discovery Securities  Fund   10,565  $0.85 to $14.87       160,131          2.12%   1.15% to 2.00%    -1.76% to -0.92%
Mutual Shares Securities Fund       23,782  $0.94 to $15.83       379,768          1.99%   1.15% to 2.00%      4.91% to 5.81%
Oppenheimer Global
   Securities Fund/VA                1,348   $8.90 to $9.04        12,067          0.47%   1.15% to 2.00%  -13.79% to -13.05%
Oppenheimer High Income Fund/VA        454   $9.47 to $9.63         4,332          6.25%   1.15% to 2.00%     -0.06% to 0.80%
Oppenheimer Main Street
   Growth & Income Fund/VA           2,071   $8.25 to $8.38        17,183          0.38%   1.15% to 2.00%  -11.95% to -11.19%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 2001



6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                               AT DECEMBER 31                    FOR THE PERIOD ENDED DECEMBER 31, 2001
                              ---------------------------------------------  -------------------------------------------------
                                     UNITS    UNIT FAIR VALUE                 INVESTMENT  EXPENSE RATIO     TOTAL RETURN
                                 OUTSTANDING     LOWEST TO      NET ASSETS      INCOME      LOWEST TO        LOWEST TO
                                  (THOUSANDS)      HIGHEST     (THOUSANDS)      RATIO        HIGHEST*         HIGHEST**
                              ---------------------------------------------  -------------------------------------------------
PIMCO VIT High Yield
   Bond Portfolio                      761   $0.98 to $9.99         7,364          8.16%   1.15% to 2.00%      0.32% to 1.18%
PIMCO VIT StocksPLUS
   Growth and Income Portfolio         521   $0.81 to $8.31         4,284          5.74%   1.15% to 2.00%  -13.20% to -12.45%
PIMCO VIT Total Return
   Bond Portfolio                    2,410  $1.15 to $11.78        27,627          4.62%   1.15% to 2.00%      6.23% to 7.15%
SP Jennison International
   Growth Portfolio                    158   $0.71 to $5.37           846          0.30%   1.15% to 2.00%  -37.20% to -36.66%
SP Strategic Partners Focused
   Growth Portfolio                    268   $0.82 to $6.62         1,766          0.00%   1.15% to 2.00%  -17.40% to -16.69%
Seligman Global
   Technology Portfolio              1,232   $5.84 to $5.93         7,236          0.00%   1.15% to 2.00%  -23.60% to -22.95%
Seligman Small-Cap Value Portfolio     842 $16.46 to $16.73        13,936          0.00%   1.15% to 2.00%    21.06% to 22.10%
Templeton Asset Strategy Fund        2,107  $0.65 to $15.35        27,296          1.53%   1.15% to 1.49%  -11.16% to -10.98%
Templeton Developing Markets
   Securities Fund                   8,223   $0.51 to $7.79        63,526          0.99%   1.15% to 2.00%    -9.91% to -9.14%
Templeton Global Income
   Securities Fund                   2,539  $0.88 to $17.72        43,946          3.77%   1.15% to 1.49%      0.86% to 1.11%
Templeton Growth Securities Fund    21,215  $0.87 to $19.30       410,225          2.15%   1.15% to 2.00%    -3.28% to -2.37%
Templeton International
   Securities Fund                  19,656  $0.69 to $18.20       354,538          3.21%   1.15% to 2.00%  -17.67% to -16.93%
Templeton International Smaller
   Companies Fund                    1,143  $0.70 to $10.85        12,748          3.43%   1.15% to 1.49%    -3.95% to -3.75%
Van Kampen LIT Enterprise Portfolio     96   $6.76 to $6.86           651          0.23%   1.15% to 2.00%  -21.93% to -21.33%
Van Kampen LIT Growth
   and Income Portfolio                203 $11.08 to $11.24         2,263          0.04%   1.15% to 2.00%    -7.59% to -6.89%
Van Kampen Emerging
   Growth Portfolio1                 1,222   $0.79 to $8.23        10,019          0.00%   1.15% to 2.00%  -18.87% to -18.41%
USAZ Alger American Growth Fund1       674   $0.87 to $9.15         6,173          0.00%   1.15% to 2.00%    -9.02% to -8.51%
USAZ Alger Strategic Growth Fund1      309   $0.88 to $9.20         2,853          0.00%   1.15% to 2.00%    -8.53% to -8.01%
USAZ Van Kampen Capital Growth Fund1   572   $0.91 to $9.54         5,455          0.00%   1.15% to 2.00%    -5.18% to -4.64%
USAZ Van Kampen Growth
   and Income Fund1                  1,627   $0.92 to $9.68        15,836          1.09%   1.15% to 2.00%    -3.71% to -3.16%
USAZ Van Kampen Aggressive
   Growth Fund1                        269   $0.77 to $8.04         2,154          0.00%   1.15% to 2.00%  -20.08% to -19.62%
USAZ Van Kampen Comstock Fund1       1,824   $0.89 to $9.36        17,053          1.15%   1.15% to 2.00%    -6.88% to -6.35%
USAZ Alliance Capital
   Technology Fund2                    408  $1.06 to $10.75         4,380          0.00%   1.15% to 2.00%      7.37% to 7.51%
USAZ Alliance Capital Large Cap
   Growth Fund2                        241  $1.04 to $10.53         2,536          0.00%   1.15% to 2.00%      5.18% to 5.31%
USAZ Alliance Capital Growth
   and Income Fund2                    313  $1.03 to $10.45         3,368          1.35%   1.15% to 2.00%      4.35% to 4.48%
USAZ PIMCO Value Fund2                 328  $1.08 to $10.94         3,683          0.25%   1.15% to 2.00%      9.29% to 9.43%
USAZ PIMCO Renaissance Fund2           693  $1.09 to $11.00         7,711          0.00%   1.15% to 2.00%     9.86% to 10.01%
USAZ PIMCO Growth and Income Fund2     204  $1.00 to $10.14         2,095          1.98%   1.15% to 2.00%      1.32% to 1.45%
USAZ Templeton Developed
   Markets Fund2                        19  $1.01 to $10.23           196          0.00%   1.15% to 2.00%      2.19% to 2.32%
AZOA VIP Diversified Assets Fund       480  $0.88 to $10.25         4,919          3.81%   1.15% to 2.00%    -2.41% to -1.57%
AZOA VIP Fixed Income Fund             816  $0.99 to $11.45         9,595          5.86%   1.15% to 2.00%      5.94% to 6.31%
AZOA VIP GlobalOpportunities Fund       88   $0.62 to $6.35           565          0.00%   1.15% to 2.00%  -25.09% to -24.45%
AZOA VIP Growth Fund                   440   $0.66 to $7.65         3,333          0.61%   1.15% to 2.00%  -20.34% to -19.65%
AZOA VIP Money Market Fund          11,347  $1.04 to $10.63       120,221          2.47%   1.15% to 2.00%      1.22% to 2.09%

The unit values, expense ratios, and total returns are presented in ranges representing the various contracts offered by the Variable Account and allocating payments to each sub account.

*    Annualized
**   Total return does not reflect payment of sales charge.
1.   Period from May 1, 2001 (fund commencement) to December 31, 2001.
2.   Period from November 5, 2001 (fund commencement) to December 31, 2001.


62


                             ALLIANZ LIFE INSURANCE
                            COMPANY OF NORTH AMERICA
                                AND SUBSIDIARIES
                        Consolidated Financial Statements
                           December 31, 2001 and 2000

                                        ----------------------------------------




ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Independent Auditors' Report


THE BOARD OF DIRECTORS
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of Allianz Life Insurance Company of North America and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allianz Life Insurance Company of North America and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments in 2001.

As also discussed in note 1 to the consolidated financial statements, in 1999 the Company changed its method of calculating deferred acquisition costs and future benefit reserves for two-tiered annuities.



January 16, 2002

                                        1
-----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Consolidated Balance Sheets
DECEMBER 31, 2001 AND 2000 (IN THOUSANDS EXCEPT SHARE DATA)
  ASSETS                                                                                    2001              2000
                                                                                     -----------------------------
Investments:
   Fixed maturity securities, at fair value ........................................ $ 7,512,646         5,590,904
   Securities held under agreements to repurchase, at fair value ...................     815,969                 0
   Equity securities, at fair value ................................................     476,427           600,922
   Mortgage loans on real estate, net ..............................................     665,991           566,547
   Short-term securities ...........................................................     297,648           309,524
   Policy loans ....................................................................      31,933            25,336
   Real estate .....................................................................     355,403           305,269
   Partnerships ....................................................................      32,863            28,566
   Options .........................................................................     173,410
                                                                                                           101,796
   Loan to Parent Company ..........................................................     100,000                 0
   Investment in equity method investees ...........................................       4,779             3,655
   Other long-term investments .....................................................       1,841             3,380
                                                                                     -----------------------------
     Total investments .............................................................  10,468,910         7,535,899
Cash ...............................................................................      65,808            41,627
Accrued investment income ..........................................................     116,256            88,298
Receivables (net of allowance for uncollectible accounts of $6,484 in 2001
   and $3,358 in 2000) .............................................................     245,198           309,047
Reinsurance recoverable:
   Recoverable on future policy benefit reserves ...................................   4,257,639         4,457,505
   Recoverable on unpaid claims ....................................................     438,655           358,567
   Receivable on paid claims .......................................................      60,416            63,034
Goodwill (net of accumulated amortization of $37,959 in 2001 and $20,591 in 2000) ..     304,074           312,122
Value of business acquired (net of accumulated amortization of $58,829 in 2001
   and $34,478 in 2000) ............................................................     160,645           189,454
Deferred acquisition costs .........................................................   1,165,432           941,511
Home office property and equipment (net of accumulated depreciation of $14,106
   in 2001 and $23,437 in 2000) ....................................................     110,516            52,630
Federal income tax recoverable .....................................................      50,959               652
Other assets .......................................................................      54,600            65,815
                                                                                     -----------------------------
   Assets, exclusive of separate account assets ....................................  17,499,108        14,416,161
Separate account assets ............................................................   5,667,840         6,822,883
                                                                                     -----------------------------
   Total assets .................................................................... $23,166,948        21,239,044
                                                                                     =============================



          See accompanying notes to consolidated financial statements.

                                        2
                                        ----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
DECEMBER 31, 2001 AND 2000 (IN THOUSANDS EXCEPT SHARE DATA)
     LIABILITIES AND STOCKHOLDER'S EQUITY                                                   2001              2000
                                                                                     -----------------------------
Liabilities
   Future benefit reserves:
      Life ......................................................................... $ 2,076,105         2,014,015
      Annuity ......................................................................  11,372,817         9,060,710
   Policy and contract claims ......................................................     856,950           912,539
   Unearned premiums ...............................................................      41,503            48,907
   Reinsurance payable .............................................................      89,687           146,826
   Deferred income on reinsurance ..................................................     146,144           166,503
   Deferred income taxes ...........................................................       1,062            15,361
   Accrued expenses ................................................................      87,881            90,159
   Commissions due and accrued .....................................................      64,471            57,173
   Other policyholder funds ........................................................     127,800           136,911
   Mortgage notes payable ..........................................................     108,848            46,136
   Securities held under agreements to repurchase ..................................     819,968                 0
   Amounts drawn in excess of bank balances ........................................      85,799            49,247
   Other liabilities ...............................................................      56,160            56,210
                                                                                     -----------------------------
        Liabilities, exclusive of separate account liabilities .....................  15,935,195        12,800,697
   Separate account liabilities ....................................................   5,667,840         6,822,883
                                                                                     -----------------------------
        Total liabilities ..........................................................  21,603,035        19,623,580
                                                                                     =============================
Stockholder's Equity:
   Common stock, $1 par value, 20 million shares authorized, issued and outstanding       20,000            20,000
   Additional paid-in capital ......................................................     830,274           830,274
   Retained earnings ...............................................................     693,375           738,354
   Accumulated other comprehensive income ..........................................      20,264            26,836
                                                                                     -----------------------------
        Total stockholder's equity .................................................   1,563,913         1,615,464

Commitments and contingencies (notes 7 and 12)
                                                                                     -----------------------------
        Total liabilities and stockholder's equity ................................. $23,166,948        21,239,044
                                                                                     =============================



          See accompanying notes to consolidated financial statements.

                                        3
-----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Consolidated Statements of Operations

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS)

                                                                                2001             2000              1999
                                                                           ----------------------------------------------
Revenue:
   Life insurance premiums ................................................$   476,025           453,789           440,011
   Other life policy considerations .......................................     61,714            61,482            38,801
   Annuity considerations .................................................    200,564           186,393           239,070
   Accident and health premiums ...........................................    593,675           654,874           843,906
                                                                           -----------------------------------------------
     Total premiums and considerations ....................................  1,331,978         1,356,538         1,561,788
   Premiums and annuity considerations ceded ..............................    374,997           345,279           478,239
                                                                           -----------------------------------------------
     Net premiums and considerations ......................................    956,981         1,011,259         1,083,549
   Investment income, net .................................................    520,012           403,899           279,982
   Realized investment (losses) gains .....................................    (97,534)          122,851           112,253
   Other ..................................................................     76,646            84,912            72,301
                                                                           -----------------------------------------------
     Total revenue ........................................................  1,456,105         1,622,921         1,548,085
                                                                           -----------------------------------------------
Benefits and expenses:
   Life insurance benefits ................................................    491,763           458,203           382,464
   Annuity benefits .......................................................    514,754           402,170           248,520
   Accident and health insurance benefits .................................    460,987           521,616           765,257
                                                                           -----------------------------------------------
     Total benefits .......................................................  1,467,504         1,381,989         1,396,241
   Benefit recoveries .....................................................    480,932           441,218           443,441
                                                                           -----------------------------------------------
     Net benefits .........................................................    986,572           940,771           952,800
   Commissions and other agent compensation ...............................    494,135           397,020           304,816
   General and administrative expenses ....................................    287,900           243,684           162,798
   Taxes, licenses and fees ...............................................     18,121            24,553            26,292
   Amortization of goodwill ...............................................     17,368            16,744             3,847
   Amortization of value of business acquired, net of interest credited ...     17,581            20,909             4,161
   Change in deferred acquisition costs, net ..............................   (316,439)         (139,748)          129,142
                                                                           -----------------------------------------------
     Total benefits and expenses ..........................................  1,505,238         1,503,933         1,583,856
                                                                           -----------------------------------------------
     (Loss) income from operations before income taxes ....................    (49,133)          118,988           (35,771)
                                                                           -----------------------------------------------
Income tax (benefit) expense:
   Current ................................................................     (2,544)           28,871            63,371
   Deferred ...............................................................     (7,867)          (15,917)          (73,727)
                                                                           -----------------------------------------------
     Total income tax (benefit) expense ...................................    (10,411)           12,954           (10,356)
                                                                           -----------------------------------------------
     (Loss) income before cumulative effect of change in accounting .......    (38,722)          106,034           (25,415)
Cumulative effect of change in accounting, net of tax benefit .............     (6,257)                0           (16,122)
                                                                           -----------------------------------------------
     Net (loss) income ....................................................$   (44,979)          106,034           (41,537)
                                                                           ===============================================


          See accompanying notes to consolidated financial statements.

                                        4
                                        ----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS)
                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Net (loss) income.................................................    $   (44,979)         106,034           (41,537)
                                                                      ----------------------------------------------
Other comprehensive (loss) gain:
   Foreign currency translation adjustments, net of tax...........        (2,925)            (798)            1,461
                                                                      ----------------------------------------------
   Unrealized gains (losses) on fixed maturity and equity securities:
     Unrealized holding (losses) gains arising during the period net of effect on deferred policy acquisition costs of $86,817 for
     2001 and net of tax (benefit) expense of $(35,992)
     $23,155 and $(55,781) in 2001, 2000, and 1999, respectively..        (67,044)          43,001          (103,590)
   Reclassification adjustment for (gains) losses included in net income, net of tax benefit (expense) of $34,137, $(42,998),
     and $(39,289) in 2001, 2000, and 1999, respectively..........         63,397          (79,853)          (72,964)
                                                                      ----------------------------------------------
        Total unrealized holding (losses) gains...................         (3,647)         (36,852)         (176,554)
                                                                      ----------------------------------------------

        Total other comprehensive (loss)..........................         (6,572)         (37,650)         (175,093)
                                                                      ----------------------------------------------

        Total comprehensive (loss) income.........................    $   (51,551)          68,384          (216,630)
                                                                      ==============================================



          See accompanying notes to consolidated financial statements.


                                        5
-----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Consolidated Statements of Stockholder's Equity

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS)

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Common stock:
     Balance at beginning and end of year.........................    $    20,000           20,000            20,000
                                                                      ----------------------------------------------
Additional paid-in capital:
     Balance at beginning of year.................................        830,274          830,274           407,088
     Capital contribution.........................................              0                0           423,186
                                                                      ----------------------------------------------
     Balance at end of year.......................................        830,274          830,274           830,274
                                                                      ----------------------------------------------
Retained earnings:
     Balance at beginning of year.................................        738,354          632,320           673,857
     Net (loss) income............................................        (44,979)         106,034           (41,537)
                                                                      ----------------------------------------------
     Balance at end of year.......................................        693,375          738,354           632,320
                                                                      ----------------------------------------------
Accumulated other comprehensive income:
   Accumulated unrealized holding gain:
     Balance at beginning of year.................................         32,382           69,234           245,788
     Net unrealized (loss) gain on investments during the year, net of deferred federal income taxes
        and deferred acquisition costs............................         (3,647)         (36,852)         (176,554)
                                                                      ----------------------------------------------
     Balance at end of year.......................................         28,735           32,382            69,234
Accumulated unrealized foreign currency (loss):
     Balance at beginning of year.................................         (5,546)          (4,748)           (6,209)
     Net unrealized (loss) gain on foreign currency translation
        during the year, net of deferred federal income taxes.....         (2,925)            (798)            1,461
                                                                      ----------------------------------------------
     Balance at end of year.......................................         (8,471)          (5,546)           (4,748)
                                                                      ----------------------------------------------
     Total accumulated other comprehensive income.................         20,264           26,836            64,486
                                                                      ----------------------------------------------
        Total stockholder's equity................................    $ 1,563,913        1,615,464         1,547,080
                                                                      ==============================================


          See accompanying notes to consolidated financial statements.

                                        6
                                        ----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Consolidated Statements of Cash Flows

DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS)
                                                                           2001             2000              1999
                                                                      ---------------------------------------------
Cash flows provided by (used in) operating activities:
   Net income (loss)..............................................    $   (44,979)        106,034           (41,537)
                                                                      ---------------------------------------------
   Adjustments to reconcile net income (loss) to net cash (used in)
     provided by operating activities:
Realized investment losses (gains) ...............................         97,534        (134,916)         (112,253)
Unrealized loss (gain) on options ................................         68,906          50,466           (10,472)
Deferred federal income tax (benefit) ............................         (7,867)        (15,917)          (82,409)
Charges to policy account balances ...............................        (50,148)        (45,354)          (66,945)
Interest credited to policy account balances .....................        411,728         310,005           251,303
Depreciation and amortization ....................................         22,202          22,352            (5,917)
Equity in earnings of equity method investees ....................         (4,682)         (2,659)             (690)
Change in:
  Accrued investment income ......................................        (27,958)        (14,524)           (1,921)
  Receivables ....................................................         69,049           1,819            17,873
  Reinsurance recoverable ........................................        122,396         136,414          (488,896)
  Deferred acquisition costs .....................................       (316,439)       (139,748)          128,296
  Future benefit reserves ........................................        130,745         219,191           (83,324)
  Policy and contract claims and other policyholder funds ........        (64,700)         19,315           206,366
  Unearned premiums ..............................................         (7,404)           (106)           (4,765)
  Reinsurance payable ............................................        (57,139)        (65,413)           13,820
  Deferred income on reinsurance .................................        (20,359)        (20,385)           80,823
  Current tax recoverable ........................................        (50,307)          9,832            (6,424)
  Accrued expenses and other liabilities .........................         (2,328)         10,460           (52,776)
  Commissions due and accrued ....................................          7,298           1,269             5,627
Other, net .......................................................          6,479         (11,508)            3,821
                                                                      ----------------------------------------------
          Total adjustments.......................................        327,006         330,593          (208,863)
                                                                      ----------------------------------------------
        Net cash provided by (used in) operating activities.......        282,027         436,627          (250,400)
                                                                      ----------------------------------------------

          See accompanying notes to consolidated financial statements.


                                        7
-----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Consolidated Statements of Cash Flows

DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS)

                                                                           2001             2000              1999
                                                                     -----------------------------------------------
Cash flows provided by (used in) operating activities:               $   282,027           436,627          (250,400)
        Purchase of fixed maturity securities .....................  $(4,296,080)       (2,048,850)       (1,171,682)
        Purchase of securities held under agreement to repurchase .     (812,219)                0                 0
        Purchase of equity securities .............................     (454,448)       (1,262,887)         (404,985)
        Purchase of real estate ...................................      (57,742)         (169,960)          (66,502)
        Purchase of options .......................................     (140,512)          (84,045)          (22,145)
        Funding of mortgage loans .................................     (124,437)          (85,559)         (114,840)
        Sale and redemption of fixed maturity securities ..........    2,442,611         1,101,652         1,123,115
        Matured fixed maturity securities .........................       65,080            93,125            21,280
        Sale of equity securities .................................      456,238         1,263,995           385,559
        Sale of real estate .......................................          686               487                 0
        Sale of interest in unconsolidated subsidiary .............        3,558                 0                 0
        Change in securities under agreements to repurchase .......      819,968                 0                 0
        Sale of options ...........................................          133                 0                 0
        Repayment of mortgage loans ...............................       24,993            47,945            41,355
        Net change in short-term securities .......................       11,833          (169,953)           38,121
        Purchase of home office property and equipment ............      (51,934)          (36,765)           (4,972)
        Purchase of interest in equity method investees ...........       (9,320)          (24,357)                0
        Loan to affiliate .........................................     (100,000)                0                 0
        Purchase of Life USA, net of cash acquired ................            0                 0          (370,881)
        Other, net ................................................      (17,388)          (24,914)           (5,438)
        Net cash used in investing activities .....................   (2,238,980)       (1,400,086)         (552,015)
                                                                     -----------------------------------------------
Cash flows provided by financing activities:
        Policyholders' deposits to account balances ...............  $ 2,958,810         1,957,756         1,033,877
        Policyholders' withdrawals from account balances ..........   (1,076,940)       (1,060,027)         (663,733)
        Change in amounts drawn in excess of bank balances ........       36,552            31,144             2,782
        Change in mortgage notes payable ..........................       62,712                 0                 0
        Capital contribution ......................................            0                 0           423,186
                                                                     -----------------------------------------------
        Net cash provided by (used in) operating activities .......    1,981,134           928,873           796,112
                                                                     -----------------------------------------------
        Net Change in cash ........................................       24,181           (34,586)           (6,303)
Cash at beginning of year .........................................       41,627            76,213            82,516
                                                                     -----------------------------------------------
Cash at end of year ...............................................  $    65,808            41,627            76,213
                                                                     ===============================================

          See accompanying notes to consolidated financial statements.


                                        8
                                        ----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS)

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Supplemental disclosures of noncash transactions:
   Fair value of assets acquired in acquisition of LifeUSA:
     Fixed maturity securities....................................    $         0                0         2,283,214
     Equity securities............................................              0                0            21,358
     Certificates of deposit and short-term securities............              0                0            11,285
     Policy loans.................................................              0                0            37,618
     Options......................................................              0                0            20,491
     Cash.........................................................              0                0            62,767
     Accrued investment income....................................              0                0            35,204
     Receivables (net of allowance for uncollectible accounts
        of $0, $0, $145)..........................................              0                0             4,768
     Recoverable on future policy benefit reserves - annuity......              0                0         3,023,377
     Deferred tax asset...........................................              0                0            29,825
     Other assets.................................................              0                0            21,291

   Liabilities assumed in acquisition of LifeUSA:
     Future policy benefit reserves - annuity.....................              0                0         5,395,155
     Reinsurance payable..........................................              0                0            69,022
     Accrued expenses.............................................              0                0            14,611
     Commissions due and accrued..................................              0                0             9,277
     Other policyholder funds.....................................              0                0            29,729
     Other liabilities............................................              0                0            42,552



          See accompanying notes to consolidated financial statements.


                                        9
-----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allianz Life Insurance Company of North America (the Company) is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz Aktiengesellschaft Holding (Allianz AG), a Federal Republic of Germany company.

The Company is a life insurance company that is licensed to sell group and individual life, annuity and accident and health policies in the United States, Canada and several U.S. territories. Based on 2001 net revenues and considerations, 43%, 38% and 19% of the Company's business are life, accident and health and annuity, respectively. The Company has made the decision to terminate all group accident and health reinsurance assumed business and to no longer pursue the broker administrator distribution channel. The group accident and health business will decline significantly as a result of these decisions. The Company's primary distribution channels are through independent agents, strategic alliances with other insurance companies and third party marketing organizations.

Following is a summary of the significant accounting policies reflected in the accompanying consolidated financial statements.


BASIS OF PRESENTATION
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which vary in certain respects from accounting rules prescribed or permitted by state insurance regulatory authorities. The accounts of the Company's major subsidiaries, LifeUSA Insurance Company (LifeUSA) and Preferred Life Insurance Company of New York, and other less significant subsidiaries have been consolidated. The consolidated financial statements only include the results of LifeUSA's operations subsequent to October 1, 1999, the date of its acquisition by the Company (see note 2). All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the consolidated financial statements.


TRADITIONAL LIFE, GROUP LIFE AND GROUP ACCIDENT AND HEALTH INSURANCE
Traditional life products include products with guaranteed premiums and benefits and consist principally of whole life and term insurance policies, limited payment contracts and certain annuity products with life contingencies.

Premiums on traditional life and group life products are recognized as income when earned. Group accident and health premiums are recognized as earned on a pro rata basis over the risk coverage periods. Benefits and expenses for traditional and group products are matched with earned premiums so that profits are recognized over the premium paying periods of the contracts. This matching is accomplished by establishing provisions for future policy benefits and policy and contract claims, and deferring and amortizing related policy acquisition costs.


NONTRADITIONAL AND VARIABLE LIFE AND ANNUITY BUSINESS
Nontraditional and variable life insurance and interest sensitive contracts that have significant mortality or morbidity risk are accounted for in accordance with the retrospective deposit method. Interest sensitive contracts that do not have significant mortality or morbidity risk are accounted for in a manner consistent with interest bearing financial instruments. For both types of contracts, premium receipts are reported as deposits to the contractholder's account while revenues consist of amounts assessed against contractholders including surrender charges and earned administrative service fees. Mortality or morbidity charges are also accounted for as revenue on those contracts containing mortality or morbidity risk. Benefits consist of interest credited to contractholder's accounts, claims or benefits incurred in excess of the contractholder's balance, and the change in fair market value of embedded derivatives in the equity indexed annuity products.

                                        10
                                        ----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


VALUE OF BUSINESS ACQUIRED AND GOODWILL
The value of insurance in force purchased is recorded as the value of business acquired (VOBA). The initial value was determined by an actuarial study using the present value of future profits in calculating the value of the insurance purchased. An accrual of interest is added to the unamortized balance using the rates credited to the policyholder accounts. The balance is amortized in relation to the present value of expected future gross profits in the same manner as deferred acquisition costs. The amortization period is expected to be approximately 20 years from the date the business was acquired. The activity in the VOBA balance is summarized below.

                                    2001        2000         1999
                               ----------------------------------
Balance, beginning of year     $ 189,454   $ 210,363    $       0
Additions                              0           0      214,524
Interest                           6,770       7,433        1,975
Amortization                     (24,351)    (28,342)      (6,136)
Cumulative adjustment-FAS 133    (11,228)        0              0
                               ----------------------------------
Balance, end of year           $ 160,645   $ 189,454    $ 210,363
                               ----------------------------------

The net amortization of the VOBA in each of the next five years is expected to be: 2002 - $18,629; 2003 - $18,378; 2004 - $16,513; 2005 - $13,272; and 2006
-$12,280.

Goodwill is the excess of the amount paid to acquire a company over the fair value of its net assets and VOBA, reduced by amortization and valuation adjustments, if any. Goodwill related to the purchase of LifeUSA has been amortized on a straight-line basis over 20 years; all other goodwill has been amortized over 15 years. The value of both VOBA and goodwill is monitored at least annually based on estimates of future earnings. For VOBA, those earnings relate to the insurance in force purchased. For goodwill, estimates are based on production subsequent to the purchase. If estimated future earnings are less than the carrying amount of the related asset, the carrying value of the asset may not be recoverable. Fair value of the asset is determined based on discounted estimated future cash flows of business purchased or future business, as applicable. If impairment is indicated, the carrying value will be reduced to its fair value with a corresponding charge to earnings.


DEFERRED ACQUISITION COSTS
Acquisition costs, consisting of commissions and other costs that vary with and are primarily related to production of new business, are deferred. For traditional life and group life products, such costs are amortized over the revenue-producing period of the related policies using the same actuarial assumptions used in computing future policy benefit reserves. Acquisition costs for accident and health insurance policies are deferred and amortized over the lives of the policies in the same manner as premiums are earned. For interest sensitive products, acquisition costs are amortized in relation to the present value of expected future gross profits from investment margins and mortality, morbidity and expense charges. Deferred acquisition costs amortized during 2001, 2000, and 1999 were $117,854, $162,746, and $312,036, respectively.


FUTURE POLICY BENEFIT RESERVES
Future policy benefit reserves on traditional life products are computed by the net level premium method based upon estimated future investment yield, mortality and withdrawal assumptions, commensurate with the Company's experience, modified as necessary to reflect anticipated trends, including possible unfavorable deviations. Most life reserve interest assumptions range from 3.5% to 6%.

Future policy benefit reserves for interest sensitive products are generally carried at accumulated contract values. Reserves on some deferred annuity contracts are computed based on contractholder cash value accumulations, adjusted for mortality, withdrawal and interest margin assumptions. For equity indexed products, the policyholder obligation is divided into two parts - one part representing the fair value of the index benefit over the life of the contract, and the residual representing the value of the host contract. The index benefit is valued at fair value using current capital market observations along with estimates of future policyholder behavior. The host contract is valued consistently with similar deferred annuity contracts without an index benefit.

                                       11
-----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Future benefit reserves for variable annuity products are carried at accumulated contract values. Any additional reserves for any death benefits that may exceed the accumulated contract values are carried at an amount greater than or equal to a one year term cost. Fair values of investment contracts, which include deferred annuities and other annuities without significant mortality risk, were determined by testing amounts payable on demand against discounted cash flows using interest rates commensurate with the risks involved. Fair values are based on the amount payable on demand at December 31.


POLICY AND CONTRACT CLAIMS
Policy and contract claims include the liability for claims reported but not yet paid, claims incurred but not yet reported (IBNR), and claim settlement expenses as of December 31. Development methods are typically used in the determination of IBNR. In cases of limited experience or lack of credible claims data, loss ratios are used to determine an appropriate IBNR. The short-tailed claim and IBNR liabilities are not discounted, but those claim liabilities resulting from disability income or long term case benefits include interest and mortality discounting.


REINSURANCE
Reinsurance premium and benefits paid or provided are accounted for on a basis consistent with those used in accounting for original policies issued and the terms of the reinsurance contracts. Insurance liabilities are reported before the effects of reinsurance. Future policy benefit reserves and unpaid claims covered under reinsurance contracts are recorded as a reinsurance recoverable. Amounts paid or deemed to have been paid for claims covered by reinsurance contracts are recorded as a reinsurance receivable. Reinsurance recoverables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.


INVESTMENTS
The Company has classified all of its fixed maturity and equity portfolio as "available-for-sale" and, accordingly, the securities are carried at fair value. Securities held under agreements to repurchase are also carried at fair value. Mortgage backed securities and structured securities are amortized using anticipated prepayments and are accounted for using the retrospective method. Short-term securities, which include certificates of deposit, are carried at amortized cost, which approximates market value. Policy loans are reflected at their unpaid principal balances. Mortgage loans are reflected at unpaid principal balances adjusted for premium and discount amortization and an allowance for uncollectible balances. The Company analyzes loan impairment at least once a year when assessing the adequacy of the allowance for possible credit losses. The Company does not accrue interest on impaired loans and accounts for interest income on such loans on a cash basis.

Realized gains and losses are computed based on the specific identification method. In addition, as a result of market conditions and the growth of the Company's annuity business in 2001, it became necessary to adjust deferred policy acquisition costs and other benefits to policyholders for unrealized gains and losses on available for sale instruments that support policyholder liabilities. Changes in the fair value of available for sale investments are reflected as a direct charge or credit to accumulated other comprehensive income in stockholder's equity, net of related adjustments for deferred policy acquisition costs and deferred taxes that would have been recorded if these investments would have been sold as of the balance sheet date.

Impairments in the value of securities held by the Company, considered to be other than temporary, are recorded as a reduction of the cost of the security, and a corresponding realized loss is recognized in the Consolidated Statement of Operations. The Company reviews all securities on a quarterly basis and recognizes impairment after evaluating various subjective and objective factors, such as the financial condition of the issuer, market and industry.

As of December 31, 2001 and 2000, investments with a carrying value of $80,233 and $75,110, respectively, were held on deposit with various insurance departments and in other trusts as required by statutory regulations.

                                        12
                                        ----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair values of invested assets, excluding investments in real estate, are deemed by management to approximate their estimated market values. The fair value of fixed maturity, securities held under agreements to repurchase and equity securities is based primarily on independent pricing services, broker quotes and other independent information. The fair value of mortgage loans has been calculated using discounted cash flows and is based on pertinent information available to management as of year-end. Policy loan balances which are supported by the underlying cash value of the policies approximate fair value. Changes in market conditions subsequent to year-end may cause estimates of fair values to differ from the amounts presented herein.

INVESTMENTS RECORDED USING THE EQUITY METHOD

The Company uses the equity method of accounting for the various organizations in which it holds a minority interest. The excess of amounts invested over the proportionate equity in the investee's net assets has been accounted for as goodwill and is being amortized over a 15-year life. The Company's proportionate share of gains or losses is reflected in other income on the Consolidated Statement of Operations.


ACCOUNTING FOR OPTION CONTRACTS
Certain annuity products provide additional benefits to the policy annuitization value based on the growth in the Standard & Poor's (S&P) 500 Index. The Company has analyzed the characteristics of these benefits and has purchased option contracts tied to the S&P 500 Index with similar characteristics to economically hedge these risks. Management monitors correlation of in force amounts and option contract values to ensure proper matching. If persistency assumptions were to deviate significantly from anticipated rates, management would purchase or sell option contracts as deemed appropriate. As of December 31, 2001, management believes a proper economic hedge exists.

The option contracts are reported at fair value on the Consolidated Balance Sheet. The fair value of the options are obtained from counterparties and deemed by management to approximate the estimated market values. Unrealized gains and losses on the option contracts are recorded in investment income on the Consolidated Statement of Operations to offset increases or decreases in the future policy benefits liability for the index benefit that are shown in annuity benefits on the Consolidated Statement of Operations.

The Company purchases "over-the-counter" European-Asian call option contracts based upon the S&P 500 Index. Three types of options are purchased; five-year options with daily averaging of the index during the last year of the contract, five-year cliquet options, which use monthly averaging of the index during each year and resets at each anniversary date of the option contract, and one-year call spread with monthly averaging of the index. The strike price depends on the product, index period, cap and credited rate.
The Company only purchases option contracts from counterparties rated A or better and the option contracts are not used for trading purposes.


ACCOUNTING FOR FORWARD COMMITMENT CONTRACTS
As of December 31, 2001 and 2000 the Company had outstanding commitments of $0 and $669,450, respectively, to purchase securities issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC) on a "to be announced" (TBA) basis. The interest rates on these securities ranged from 6.5% to 7.5%. The Company received income from commitments of this type totaling $20,943, $23,436, and $296 in 2001, 2000 and 1999, respectively, which is included in investment income on the Consolidated Statement of Operations.


SECURITIES HELD UNDER AGREEMENTS TO REPURCHASE
During the last quarter of 2001, the Company entered into mortgage backed security reverse repurchase agreements ("dollar rolls") with certain securities dealers. Under this program, the Company identified certain securities for delivery in the current month and simultaneously contracted with the same dealer to purchase similar, but not identical, securities on a specified future date. The Company gave up the right to receive principal and interest on the securities identified. As of December 31, 2001, mortgage backed

                                       13
-----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

securities underlying such agreements were carried at a market value of $815,969. Other liabilities of $819,968 represent funds received under these agreements. The interest rate on these securities was 6.5%. Funds received upon the initial agreement are reinvested. The Company received net investment income from transactions of this type totaling $6,206 in 2001, which is included in investment income on the Consolidated Statement of Operations.


HOME OFFICE PROPERTY AND EQUIPMENT
Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. The cost and accumulated depreciation for home office property and equipment sold, retired or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income.

Preoperating and start-up costs incurred in connection with the construction of the Company's new headquarters were capitalized until the facility became operational. These costs will be amortized over a thirty-nine year period. Capitalized costs, including interest, incurred in 2001 were $60,400. Interest was capitalized in connection with the construction and recorded as part of the asset to which it relates and will be amortized over the asset's estimated useful life. In 2001 and 2000, $2,197 and $796, respectively, of interest was capitalized. The amount amortized of the capitalized costs, including interest, during 2001 was $837.


INCOME TAXES
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


SEPARATE ACCOUNTS
Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders and contractholders. Each account has specific investment objectives and the assets are carried at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Fair values of separate account assets were determined using the market value of the underlying investments held in segregated fund accounts. Fair values of separate account liabilities were determined using the cash surrender values of the policyholder's and contractholder's account.


RECEIVABLES
Receivable balances approximate estimated fair values. This is based on pertinent information available to management as of year-end including the financial condition and credit worthiness of the parties underlying the receivables.

                                        14
                                        ----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


ACCOUNTING CHANGES
Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and No. 138, was adopted effective January 1, 2001. The statement requires all derivatives (including certain derivative instruments embedded in contracts) to be recognized on the balance sheet at their fair values and changes in fair value recognized in earnings or as unrealized gains (losses) in other comprehensive income. The Company has marked all material derivative instruments to market. Adoption of SFAS No. 133 on January 1, 2001, resulted in a cumulative effect of change in accounting, net of taxes, of $6,257, which is being recognized as a loss in the Consolidated Statement of Operations. This loss is comprised of an $8,627 million net loss due to the bifurcation and fair value determination of embedded derivatives in the equity indexed annuity products off-set by a net gain of $2,370 to mark forward commitment contracts to fair market values.

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosure, but it carries over most of SFAS No. 125 provisions without reconsideration. This statement was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. Adoption of this statement did not have a material impact on the consolidated financial statements.

Effective January 1, 1999, the Company changed its methodology for calculating deferred acquisition costs and future benefit reserves for two tiered deferred annuities. The revised calculation better reflects the income streams from this product. Under the previous method of accounting, a disproportionate amount of gains were recognized when contract annuitization or surrenders occurred. The new methodology provides for profit emergence over the life of the block of annuities. The cumulative effect of the change in accounting principle for the years prior to 1999 in the amount of $16,122, net of taxes, is recorded in the accompanying Consolidated Statement of Operations.

In 1999, the Company adopted Statement of Position (SOP) 97-3, Accounting for Insurance and Other Enterprises for Insurance-Related Assessment, and SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. No material adjustments were made to the consolidated financial statements upon adoption of these statements.


ACCOUNTING PRONOUNCEMENTS TO BE ADOPTED
In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for the intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142.

The Company is required to adopt the provisions of Statement 141 immediately, and Statement 142 effective January 1, 2002. Furthermore, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before Statement 142 is adopted in full, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized and tested for impairment in accordance with the pre-Statement 142 accounting literature prior to the full adoption of Statement 142.

Statement 141 will require, upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to

                                       15
-----------------------------------------



ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)

reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

As of the date of adoption, the Company expects to have unamortized goodwill in the amount of $304,074, which will be subject to the provisions of Statements 141 and 142. Amortization expense related to the goodwill was $17,368, $16,744 and $3,847 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company did acquire two minority-owned organizations after June 30, 2001 that resulted in goodwill of $5,000. Since these acquisitions were completed after June 30, 2001 goodwill was not amortized throughout the remainder of the year. The Company is continuing to research Statement 142 but does not anticipate reporting goodwill impairment upon adoption.

Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations, addresses the accounting for obligations arising from the retirement of all tangible long-lived assets and expands the scope to include obligations that are identifiable by the entity upon acquisition and construction and during the operating life of a long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of this statement is not expected to have a material impact on the consolidated financial statements.

Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, replaces FASB Statement No. 121, Accounting for the Impairment f Long-Lived Assets and for Long-Lived Assets to Be Disposed Of as well as APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Adoption of this statement is not expected to have a material impact on the consolidated financial statements.


RECLASSIFICATIONS
Certain prior year balances have been reclassified to conform to the current year presentation.

                                        16
                                        ----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(2) BUSINESS COMBINATION

On October 1, 1999, the Company acquired all of the outstanding capital stock (including all outstanding options) of LifeUSA Holding, Inc. that it did not already own for approximately $423,000 in cash. The acquisition was financed by a capital contribution from AZOA.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements only include the results of LifeUSA's operations from the date of acquisition. The value of business acquired was approximately $215,000 and is amortized in relation to the present value of future gross profits, which will be approximately 20 years. The remaining excess of the purchase price over the fair value of assets acquired in the amount of $308,000 was recorded as goodwill and is amortized on a straight-line basis over 20 years through 2001.

During 1999, expenses of approximately $7,000 were recorded related to the acquisition of LifeUSA and its integration with the Company. These expenses resulted primarily from the costs of the integration of the Company's and LifeUSA's strategies, policies and practices. These charges include filing fees, legal fees and other consulting fees related to the acquisition.

Following are the Company's unaudited pro forma results for the years ended December 31, 1999 assuming the acquisition occurred on January 1, 1999.


                                                              UNAUDITED
                                                                1999
                                                            -----------
Total revenue .......................................       $ 1,766,792
Net (loss) income ...................................           (44,624)
                                                            -----------

These unaudited pro forma results have been prepared for comparative purposes only and include additional amortization expenses as a result of goodwill and certain other adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on January 1, 1999 or that may result in the future.

                                       17
-----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


3) INVESTMENTS

Investments at December 31, 2001 consist of:
                                                                                                               AS
                                                                                                            SHOWN ON
                                                                         AMORTIZED        ESTIMATED       CONSOLIDATED
                                                                           COST             FAIR             BALANCE
                                                                          OR COST           VALUE             SHEET
                                                                      ----------------------------------------------
Fixed maturity securities:
   U.S. government................................................    $ 1,453,503        1,461,090         1,461,090
   States and political subdivisions..............................         75,510           77,281            77,281
   Foreign government.............................................         95,761          101,023           101,023
   Public utilities...............................................        249,845          247,030           247,030
   Corporate securities...........................................      4,793,792        4,896,747         4,896,747
   Mortgage backed securities.....................................        378,771          380,102           380,102
   Collateralized mortgage obligations............................        328,756          349,373           349,373
                                                                      ----------------------------------------------
     Total fixed maturities.......................................    $ 7,375,938        7,512,646         7,512,646
                                                                      ----------------------------------------------
Securities held under agreements to repurchase....................    $   812,219          815,969           815,969
                                                                      ----------------------------------------------
Equity securities:
   Common stocks:
     Banks, trusts and insurance companies........................          1,300            2,350             2,350
     Industrial and miscellaneous.................................        476,645          466,271           466,271
   Preferred stocks...............................................          7,806            7,806             7,806
                                                                      ----------------------------------------------
     Total equity securities......................................    $   485,751          476,427           476,427
                                                                      ----------------------------------------------
Other investments:
   Mortgage loans on real estate..................................        665,991            XXXXX           665,991
   Certificates of deposit and short-term securities..............        297,648            XXXXX           297,648
   Policy loans...................................................         31,933            XXXXX            31,933
   Real estate....................................................        355,403            XXXXX           355,403
   Partnerships...................................................         32,863            XXXXX            32,863
   Options........................................................        278,612            XXXXX           173,410
   Loan to parent company.........................................        100,000            XXXXX           100,000
   Investment in equity method investees..........................          4,779            XXXXX             4,779
   Other long-term investments....................................          1,841            XXXXX             1,841
                                                                      ----------------------------------------------
     Total other investments......................................    $ 1,769,070            XXXXX         1,663,868
                                                                      ----------------------------------------------
     Total investments............................................    $10,442,978            XXXXX        10,468,910
                                                                      ==============================================


                                        18
                                        ----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(3) INVESTMENTS (CONTINUED)

At December 31, 2001 and 2000, the amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities are as follows:

                                                         AMORTIZED       GROSS            GROSS           ESTIMATED
                                                           COST        UNREALIZED       UNREALIZED           FAIR
                                                          OR COST         GAINS           LOSSES            VALUE
                                                       ------------------------------------------------------------
2001:
 Fixed maturity securities:
   U.S. government................................     $1,453,503         18,287           10,700         1,461,090
   States and political subdivisions..............         75,510          2,671              900            77,281
   Foreign government.............................         95,761          5,293               31           101,023
   Public utilities...............................        249,845          3,582            6,397           247,030
   Corporate securities...........................      4,793,792        183,614           80,659         4,896,747
   Mortgage backed securities.....................        378,771          2,959            1,628           380,102
   Collateralized mortgage obligations............        328,756         20,631               14           349,373
                                                       ------------------------------------------------------------
     Total fixed maturity securities..............      7,375,938        237,037          100,329         7,512,646
   Securities held under agreements to repurchase         812,219          3,750                0           815,969
   Equity securities..............................        485,751         33,677           43,001           476,427
                                                       ------------------------------------------------------------
     Total........................................     $8,673,908        274,464          143,330         8,805,042
                                                       ============================================================
2000:
 Fixed maturity securities:
   U.S. government................................        798,968         27,286              162           826,092
   States and political subdivisions..............         86,944          2,234            1,111            88,067
   Foreign government.............................        143,091          3,952               98           146,945
   Public utilities...............................        173,045          3,487            4,011           172,521
   Corporate securities...........................      3,536,710         80,945          121,740         3,495,915
   Mortgage backed securities.....................        294,327         11,466              177           305,616
   Collateralized mortgage obligations............        541,085         14,912              249           555,748
                                                       ------------------------------------------------------------
     Total fixed maturity securities..............      5,574,170        144,282          127,548         5,590,904
   Equity securities..............................        567,837        136,513          103,428           600,922
                                                       ------------------------------------------------------------
     Total........................................     $6,142,007        280,795          230,976         6,191,826
                                                       ============================================================

The net unrealized gains (losses) included in stockholder's equity consists of the following at December 31:

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
   Fixed maturities..........................................         $   136,708           16,734          (132,813)
   Securities held under agreements
     to repurchase...........................................               3,750                0                 0
   Equities..................................................              (9,324)          33,085           239,327
   Adjustments for:
     Deferred policy acquisition costs.......................             (86,817)               0                 0
     Deferred taxes..........................................             (15,582)         (17,437)          (37,280)
                                                                      ----------------------------------------------
   Net unrealized gains......................................              28,735           32,382            69,234
                                                                      ==============================================

                                       19
-----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(3) INVESTMENTS (CONTINUED)

The changes in net unrealized gain and (losses) on fixed maturity securities and securities held under agreements to repurchase before adjustments for deferred taxes and deferred policy acquisition costs increased (decreased) $123,724, $149,547, and $(277,300) in each of the years ended December 31, 2001, 2000 and 1999, respectively.

The changes in net unrealized gains and (losses) in equity investments, before deferred taxes, which include common stocks and nonredeemable preferred stocks were $(42,409), $(206,242), and $5,676 for the years ended December 31, 2001,
2000 and 1999, respectively.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             AMORTIZED        ESTIMATED
                                                               COST          FAIR VALUE
                                                             --------------------------
   Due in one year or less ...............................   $   76,796          79,480
   Due after one year through five years .................    2,191,194       2,260,992
   Due after five years through ten years ................    2,506,092       2,521,820
   Due after ten years ...................................    1,894,330       1,920,880
   Mortgage backed securities and collateralized
      mortgage obligations................................      707,526         729,474
                                                             --------------------------
     Totals ..............................................   $7,375,938       7,512,646
                                                             ==========================

Proceeds from sales of available-for-sale fixed maturity securities investments during 2001, 2000 and 1999 were $2,343,370, $595,935, and $923,571, respectively. Gross gains of $51,706, $12,308, and $14,709 and gross losses of $35,434, $22,673, and $19,183 were realized on sales of securities in 2001, 2000 and 1999, respectively. In 2001, a loss of $35,674 was recognized on fixed maturity securities for other than temporary impairment. The Company also purchased and sold forward commitments of $5,323,595 during 2001.

Proceeds from the sale of available-for-sale equity securities investments were $456,238, $1,263,995, and $385,559, during 2001, 2000 and 1999, respectively.
Gross gains of $84,386, $185,969, and $137,211 and gross losses of $78,928,
$41,099, and $20,534 were realized on those sales in 2001, 2000 and 1999, respectively. In 2001 and 2000, losses of $85,631 and $12,100, respectively, were recognized on equity securities for other than temporary impairment.

As of December 31, 2001 and 2000, the Company held options with an amortized cost of $278,612 and $135,176, and fair market value of $173,410 and $101,796, respectively. The notional amounts of the option contracts were $1,716,248 and $838,517 at December 31, 2001 and 2000, respectively.

                                        20
                                        ----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(3) INVESTMENTS (CONTINUED)

Net realized investment gains (losses) for the respective years ended December 31 are summarized as follows:

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Fixed maturity securities........................................     $   (19,402)         (10,365)           (4,474)
Equity securities................................................         (80,573)         132,770           116,677
Mortgage loans...................................................               0                0            (1,680)
Real estate......................................................           5,857                0             2,331
Other............................................................          (3,416)             446              (601)
                                                                      ----------------------------------------------
   Net gains before taxes........................................         (97,534)         122,851           112,253
Tax (benefit) expense on net realized (losses) gains.............         (34,137)          42,998            39,289
                                                                      ----------------------------------------------
   Net (losses) gains after taxes................................     $   (63,397)          79,853            72,964
                                                                      ==============================================

The valuation allowances on mortgage loans at December 31, 2001, 2000 and 1999 and the changes in the allowance for the years then ended are summarized as follows:
                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Beginning of Year................................................     $    11,279           11,279             9,599
   Charged to operations.........................................               0                0             1,680
   Charged to allowance..........................................          (1,094)               0                 0
                                                                      ----------------------------------------------
End of Year......................................................     $    10,185           11,279            11,279
                                                                      ==============================================

Major categories of net investment income for the respective years ended
December 31 are:
                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Interest:
   Fixed maturity securities....................................      $   453,837          351,203           210,332
   Mortgage loans...............................................           47,744           43,125            40,011
   Policy loans.................................................            1,695            1,658               737
   Short-term securities........................................           16,786           17,796             1,823
Dividends:
   Preferred stock..............................................               93               19               212
   Common stock.................................................            5,019            5,852             5,259
Change in market value of options...............................          (68,906)         (50,466)           10,472
Interest on assets held by reinsurers...........................            6,023            6,483             8,097
Forward commitment income.......................................           34,023           23,436               296
Rental income on real estate....................................           47,861           24,615            13,356
Other invested assets...........................................           16,535               80               759
                                                                      ----------------------------------------------
     Total investment income....................................          560,710          423,801           291,354

Investment expenses.............................................           40,698           19,902            11,372
                                                                      ----------------------------------------------
     Net investment income......................................      $   520,012          403,899           279,982
                                                                      ==============================================

                                       21
-----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)

(4) SUMMARY TABLE OF FAIR VALUE DISCLOSURES
                                                                   2001                               2000
                                                        ------------------------------------------------------------
                                                          CARRYING         FAIR           CARRYING            FAIR
                                                           AMOUNT          VALUE           AMOUNT             VALUE
                                                           -------         -----           -------            -----
Financial assets
   Fixed maturity securities:
     U.S. Government...............................    $1,461,090      1,461,090          826,092           826,092
     States and political subdivisions.............        77,281         77,281           88,067            88,067
     Foreign governments...........................       101,023        101,023          146,945           146,945
     Public utilities..............................       247,030        247,030          172,521           172,521
     Corporate securities..........................     4,896,747      4,896,747        3,495,915         3,495,915
     Mortgage backed securities....................       380,102        380,102          305,616           305,616
     Collateralized mortgage obligations...........       349,373        349,373          555,748           555,748

   Securities held under agreements to repurchase..       815,969        815,969                0                 0
   Equity securities...............................       476,427        476,427          600,922           600,922
   Mortgage loans..................................       665,991        700,322          566,547           591,485
   Short term securities...........................       297,648        297,648          309,524           309,524
   Policy loans....................................        31,933         31,933           25,336            25,336
   Options.........................................       173,410        173,410          101,796           101,796
   Loan to parent company..........................       100,000        100,000                0                 0
   Cash............................................        65,808         65,808           41,627            41,627
   Separate accounts assets........................     5,667,840      5,667,840        6,822,883         6,822,883

Financial liabilities
   Investment contracts............................    11,099,358      9,543,979        8,846,849         7,332,724
   Securities held under agreements to repurchase..       819,968        819,968                0                 0
   Mortgage notes payable..........................       108,848        108,848           46,136            46,136
   Separate account liabilities....................     5,667,840      5,572,641        6,822,883         6,719,606
                                                       ============================================================


See Note 1 "Summary of Significant Accounting Policies" for description of the methods and significant assumptions used to estimate fair values.


(5) LONG TERM DEBT

On April 26, 2000, the Company entered into a Loan Agreement with Wells Fargo National Bank (Wells Fargo) for $110,000, including a $1,133 irrevocable standby letter of credit issued in favor of the Housing and Redevelopment Authority in and for The City of Golden Valley. The loan is for the purchase of land and the construction of the Company's new headquarters. The interest is treated as an additional advance at the end of each month and is calculated at either the LIBOR plus 0.625% or the bank's prime rate. The fee for the letter of credit is 0.15625% on the portion available. If there is a draw on the letter of credit, interest is calculated at prime plus 2%. As of December 31, 2001 and 2000, the amount drawn on the loan, including capitalized interest, was $99,848 and $37,136, respectively. The Company did not draw on the letter of credit and it was cancelled on October 25, 2001. The loan will mature on April 29, 2002, however, prepayment is permitted. The Company is obligated to pledge to Wells Fargo FNMA, GNMA or US Treasury securities equal to 110% of the principal outstanding plus the maximum amount which may be drawn under the letter of credit. As of December 31, 2001 and 2000, $109,981 and $42,736 was pledged in accordance with the agreement, respectively.

                                        22
                                        ----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(6) ACCIDENT AND HEALTH CLAIMS RESERVES

Accident and health claim reserves are based on estimates that are subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, thereby allowing more reliable re-evaluations of such reserves. While management believes that reserves as of December 31, 2001 are adequate, uncertainties in the reserving process could cause such reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Movements in reserves, which are small relative to the amount of such reserves, could significantly impact future reported earnings of the Company.

Activity in the accident and health claim reserves is summarized as follows:
                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Balance at January 1, net of reinsurance
   recoverables of $124,463, $184,880 and $133,174................   $   382,805          385,051           375,190

Adjustment primarily related to commutation and assumption
   reinsurance on blocks of business..............................        (90,030)               0           (53,585)
Incurred related to:
   Current year...................................................        261,015          305,805           439,065
   Prior years....................................................        (10,371)            (547)            5,557
                                                                      ----------------------------------------------
Total incurred                                                            250,644          305,258           444,622
                                                                      ----------------------------------------------
Paid related to:
   Current year...................................................        128,854          119,238           186,750
   Prior years....................................................        146,800          188,266           194,426
                                                                      ----------------------------------------------
 Total paid.......................................................        275,654          307,504           381,176
                                                                      ----------------------------------------------
Balance at December 31, net of reinsurance
   recoverables of  $126,398, $124,463, $184,880..................    $   267,765          382,805           385,051
                                                                      ==============================================

As a result of changes in estimates of claims incurred in prior years, the accident and health claim reserves incurred decreased by $10,371 and $547 in 2001 and 2000, respectively. The change in amounts are the result of normal reserve development inherent in the uncertainty of establishing the liability for accident and health claim reserves. Additional losses of $5,557 were incurred in 1999 on prior year incurred claims primarily on the reinsurance assumed (non-HMO) business. Paid claims in 2001 and 2000 are significantly lower than 1999 due to the termination of the reinsurance assumed business and discontinuation of the broker administrator business.

                                       23
-----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(7) REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks under excess coverage and coinsurance contracts. The Company retains a maximum of $3,000 coverage per individual life. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. A contingent liability exists to the extent that the Company's reinsurers are unable to meet their contractual obligations. Management is of the opinion that no liability will accrue to the Company with respect to this contingency.

Life insurance, annuities and accident and health business assumed from and ceded to other companies is as follows:

                                                                                                           PERCENTAGE
                                                           ASSUMED         CEDED                            OF AMOUNT
                                            DIRECT       FROM OTHER      TO OTHER            NET             ASSUMED
YEAR ENDED                                  AMOUNT        COMPANIES      COMPANIES         AMOUNT            TO NET
                                       ------------------------------------------------------------------------------
December 31, 2001:
Life insurance in force...........     $29,148,472    194,301,542     25,852,914      197,597,100              98.3%
                                       ------------------------------------------------------------------------------
Premiums:
   Life...........................        147,396         390,343        122,058          415,681              93.9%
   Annuities......................        200,117             447         23,359          177,205               0.3%
   Accident and health............        452,519         141,156        229,580          364,095              38.8%
                                       ------------------------------------------------------------------------------
     Total premiums...............     $  800,032         531,946        374,997          956,981              55.6%
                                       ==============================================================================

December 31, 2000:
Life insurance in force...........     $36,767,941    168,888,297     24,531,393      181,124,845              93.2%
                                       ------------------------------------------------------------------------------
Premiums:
   Life...........................        184,310         330,961        126,045          389,226              85.0%
   Annuities......................        185,388           1,005         13,343          173,050               0.6%
   Accident and health............        480,539         174,335        205,891          448,983              38.8%
                                       ------------------------------------------------------------------------------
     Total premiums...............     $  850,237         506,301        345,279        1,011,259              50.1%
                                       ==============================================================================
December 31, 1999:
Life insurance in force...........     $36,994,161    129,809,733     24,174,006      142,629,888              91.0%
                                       ------------------------------------------------------------------------------
Premiums:
   Life...........................        205,208         273,604         67,069          411,743              66.5%
   Annuities......................        199,341          39,729         95,232          143,838              27.6%
   Accident and health............        541,847         302,059        315,938          527,968              57.2%
                                       ------------------------------------------------------------------------------
     Total premiums...............     $  946,396         615,392        478,239        1,083,549              56.8%
                                       ==============================================================================


Included in reinsurance recoverables at December 31, 2001 are $2,094,812, $878,968, and $583,942 recoverable from three insurers who, as of December 31, 2001, were rated A or higher by A.M. Best's Insurance Reports.

Of the amounts ceded to others, the Company ceded life insurance inforce of $5,958,233, $4,779,834, and $3,387,592, in 2001, 2000 and 1999, respectively, and life insurance premiums earned of $10,774, $8,764, and $6,008, in 2001, 2000 and 1999, respectively, to its ultimate parent Allianz AG. The Company also ceded accident and health premiums earned to Allianz AG of $9,128, $161, and $3,131, in 2001, 2000 and 1999, respectively.

                                        24
                                        ----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)



(7) REINSURANCE (CONTINUED)

Throughout 2001, the Company has entered into numerous reinsurance arrangements with unrelated insurance companies to reinsure group accident and health reinsurance assumed business as well as business produced through the broker administrator distribution channel. In connection with these agreements, the Company has ceded group accident and health and life premium of $55,398 and received expense allowances of $11,921 in 2001.

Effective January 1, 2001, the Company entered into a coinsurance agreement with its subsidiary, LifeUSA, to coinsure all retained business of LifeUSA including life insurance policies, annuity contracts, and long term care policies. The transaction also involved the Company recapturing annuity business previously ceded to LifeUSA. As this transaction was with LifeUSA, there was no impact to the Company on a consolidated basis. On a statutory basis, in connection with this agreement, the Company assumed $3,045,259 of future benefit reserves and paid a ceding commission of $180,500 to LifeUSA.

Effective May 1, 2001, the Company entered into an assumption reinsurance agreement whereby a Canadian disability block of business was sold to an unrelated insurance company. Assumption reinsurance transfers all duties, obligations and liabilities in connection with these policies to the unrelated insurance company. The Company transferred reserves of $77,778 and recognized a loss of $3,836 in connection with this agreement. In 2001, the Company also entered in to a commutation agreement with an unrelated company transferring net reserves of $12,252 and recognizing a gain of $6,934.

Effective December 31, 2001, the Company entered into a combination coinsurance and modified coinsurance contract as well as a yearly renewable term reinsurance agreement with an unrelated insurance company to reinsure a block of traditional life business. This agreement does not qualify as reinsurance according to Statement of Financial Accounting Standard (SFAS)113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, but does qualify as financial reinsurance under statutory accounting. In connection with this agreement, the Company ceded, on a statutory basis, premium of $97,929, recognized a recoverable on future benefit reserves of $85,159 and a ceding allowance of $63,472. Impact under GAAP accounting is immaterial.

Effective December 31, 2001, the Company entered into another combination coinsurance and modified coinsurance contract with an unrelated insurance company to reinsure a block of inforce variable annuity business. This agreement also did not qualify as reinsurance under SFAS 113, but is reported as financial reinsurance under statutory reporting. In connection with this agreement, the Company ceded, on a statutory basis, premium of $1,540,000, recognized a recoverable on future benefit reserves of $15,000 and a ceding allowance of $15,000. Impact under GAAP accounting is immaterial.

Effective December 31, 1999, the Company entered into a 100% coinsurance agreement with an unrelated insurance company to coinsure the remaining block of preneed life and annuity business with 1999 premium of $97,100. In connection with this agreement, the Company recognized a recoverable on future benefit reserves of $245,000, received a ceding commission of $73,900 and transferred cash of $154,000. In March of 2000, there was an additional settlement related to this coinsurance agreement in which the Company recognized a ceding commission of $1,334 and transferred reserves of $621. The unearned ceding commission represents deferred revenue that will be amortized over the revenue-producing period of the related reinsured policies. The servicing of the coinsured business was also transferred to a third party administrator. During 2001, 2000 and 1999 $6,247, $6,038 and $0 was amortized and included in other revenue in the Consolidated Statements of Operations. Deferred revenue as of December 31, 2001 and 2000 was $78,537 and $84,784, respectively.

Effective January 1, 1997, the Company entered into a 100% coinsurance agreement with an unrelated insurance company to coinsure a block of business including certain universal life and traditional life insurance policies and annuity contracts. Deferred revenue resulting from this transaction is being amortized over the revenue-producing period of the related reinsured policies. During 2001, 2000, and 1999, $12,617, $13,844, and $14,996, respectively, was amortized and included in other revenue in the consolidated statements of operations. Deferred revenue as of December 31, 2001 and 2000 was $64,647 and $77,203, respectively.

                                       25
-----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(8) INCOME TAXES


INCOME TAX (BENEFIT) EXPENSE
Total income tax (benefit) expense for the years ended December 31 are as follows:

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Income tax expense attributable to operations:
   Current tax (benefit) expense................................      $    (2,544)          28,871            63,371
   Deferred tax benefit.........................................           (7,867)        (15,917)          (73,727)
                                                                      ----------------------------------------------
Total income tax (benefit) expense attributable to operations...      $   (10,411)         12,954           (10,356)
Tax benefit due to cumulative effect of change in accounting....           (3,369)              0            (8,682)
                                                                      ----------------------------------------------
Total income tax (benefit) expense attributable to net income...          (13,780)         12,954           (19,038)
Income tax effect on equity:
   Income tax allocated to stockholder's equity:
     Attributable to unrealized gains and losses for the year...           (3,429)        (20,273)          (94,283)
                                                                      ----------------------------------------------

Total income tax effect on equity...............................      $   (17,209)         (7,319)         (113,321)
                                                                      ==============================================


COMPONENTS OF INCOME TAX (BENEFIT) EXPENSE
Income tax expense computed at the statutory rate of 35% varies from tax expense reported in the consolidated statements of operations for the respective years ended December 31 as follows:

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Income tax (benefit) expense computed at the statutory rate.......    $   (17,196)          41,646           (12,520)
Dividends received deductions and tax-exempt interest.............         (4,811)         (10,409)           (2,605)
Adequacy release..................................................              0          (28,010)                0
Foreign tax.......................................................           (949)             935            (1,014)
Interest on tax deficiency........................................              0                0               800
Prior year adjustment to dividends received deduction.............          5,015                0                 0
Goodwill amortization.............................................          5,827            5,678             1,365
Other.............................................................          1,703            3,114             3,618
                                                                      ----------------------------------------------
   Income tax (benefit) expense as reported.......................    $   (10,411)          12,954           (10,356)
                                                                      ==============================================

                                        26
                                        ----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)

(8) INCOME TAXES (CONTINUED)


COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES ON THE BALANCE SHEET
Tax effects of temporary differences giving rise to the significant components of the net deferred tax liability at December 31 are as follows:
                                                         2001              2000
                                                    ----------------------------
Deferred tax assets:
   Provision for post retirement benefits....       $    2,666             2,333
   Allowance for uncollectible accounts......              929               929
   Policy reserves...........................          357,480           284,790
   Net unrealized loss on investments........              212                 0
   Impaired assets...........................           22,066                 0
   Expense accruals..........................           28,969            36,334
   Other.....................................           13,905             3,675
                                                    ----------------------------
     Total deferred tax assets...............          426,227           328,061
                                                    ----------------------------
Deferred tax liabilities:
   Deferred acquisition costs................          364,651           263,370
   Net unrealized gain on investments........                0             5,511
   Value of business acquired ...............           60,156            66,309
   Other.....................................            2,482             8,232
                                                    ----------------------------
     Total deferred tax liabilities..........          427,289           343,422
                                                    ----------------------------
Net deferred tax liability...................       $    1,062            15,361
                                                    ============================

Although realization is not assured, the Company believes it is not necessary to establish a valuation allowance for the deferred tax asset as it is more likely than not the deferred tax asset will be realized principally through future reversals of existing taxable temporary differences and future taxable income. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future reversals of existing taxable temporary differences and future taxable income are reduced.

The Company and its subsidiaries file a consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to United States Treasury Department regulations. The Company, each of its insurance subsidiaries and USAllianz Securities, Inc., generally will be paid for the tax benefit on their losses, and any other tax attributes, to the extent they could have obtained a benefit against their post-1990 separate return taxable income or tax. Income taxes paid by the Company were $49,481, $16,051, and $57,121, in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the Company had a tax payable (recoverable) to (from) AZOA of $(24,300) and $8,904, respectively.

At December 31, 2001 and 2000, the Company had a tax recoverable separate from the agreement with AZOA in the amount of $26,659 and $9,556, respectively. These amounts are for foreign taxes and LifeUSA taxes recoverable.

                                        27
                                        ----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(9) RELATED PARTY TRANSACTIONS

Effective January 26, 2001 the Company entered in to an agreement to lend AZOA $100,000. The loan plus interest will be repaid over twelve years, semi-annual interest payments for the first five years and level semi-annual payments of principal and accrued interest over the last seven years. The interest rate is a fixed rate of 7.18%. AZOA pledged as collateral a security interest in shares of the common stock outstanding of Allianz Insurance company, which have a statutory book value as of the date of the loan equal to 125% of the loan. Interest of $6,681 was collected during the 2001 and is included in investment income on the Consolidated Statements of Operations.

In conjunction with the purchase of LifeUSA on October 1, 1999, the Company received a capital contribution from AZOA in the amount of $423,186.

The Company reimbursed AZOA $10,003, $4,729, and $3,582, in 2001, 2000 and 1999,
respectively, for certain administrative and investment management services performed. The Company's liability to AZOA for such services was $1,180 and $2,063 at December 31, 2001 and 2000, respectively, and is included in accrued expenses on the Consolidated Balance Sheet.

The Company shares a data center with and receives other system support from affiliated insurance companies. Usage and other system support charges paid by the Company were $1,811, $31, and $902 in 2001, 2000 and 1999, respectively. The Company's liability for data center and other system support charges was $358 and $1,237 at December 31, 2001 and 2000, respectively, and is included in accrued expenses on the Consolidated Balance Sheet.


(10) EMPLOYEE BENEFIT PLANS

The Company participates in the Allianz Primary Retirement Plan (PRP), a defined contribution plan. The Company contributes to the plan based on a percentage of the participant's eligible salary. All eligible employees begin participating in the PRP on their hire date. Participants are 100% vested in company contributions after two years of service. It is the Company's policy to fund the plan costs as incurred. Total PRP contributions were $3,023, $1,992, and $2,025 in 2001, 2000 and 1999, respectively.

The Company participates in the Allianz Asset Accumulation Plan (AAAP), a defined contribution plan sponsored by Fireman's Fund Insurance Company. Eligible employees are immediately enrolled in the AAAP upon their first day of employment. The AAAP will accept participant's pre-tax or after-tax contributions up to 15% of the participant's eligible compensation. Under the eligible employees' provisions, the Company will match 75% of contributions up to a maximum of 2% during the first year of service and 6% after the first year of service. Participants are 100% vested in the Company's matching contribution after three years of service. The Company may decide to declare a profit sharing contribution under the AAAP based on its year-end results. Employees are not required to participate in the AAAP to be eligible for the profit sharing contribution. The expenses of administration of the Plan and the Trust Fund, including all fees of the Trustee, Investment Manager and Auditors, shall be payable from the Trust Fund but may, at the discretion of the Company, be paid by the Company. Any counsel fees shall not be payable from the Trust Fund, but shall instead be paid by the Company. It is the Company's policy to fund the AAAP costs as incurred. The Company has expensed $2,861, $2,144, and $980 in 2001, 2000 and 1999, respectively, toward the AAAP match contributions.

The Company provides certain postretirement benefits to employees who retired on or before December 31, 1988 or who were hired before December 31, 1988 and who have at least ten years of service when they reach age 55. Employees of the Company hired or rehired after December 31, 1988 or become employees of the Company as a result of a merger or acquisition after January 1, 1989 are not eligible for retiree medical or life insurance coverage. The Company's plan obligation at December 31, 2001 and 2000 was $7,527 and $6,573, respectively. This liability is included in other liabilities on the Consolidated Balance Sheet.

The Company is participating in an Employee Stock Purchase Plan established in 2001 by AZOA that is designed to provide eligible employees with an opportunity to purchase American Depository Shares of Allianz AG at a discounted price. An aggregate amount of

                                        28
                                        ----------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(10) EMPLOYEE BENEFIT PLANS (CONTINUED)

250,000 American Depository Shares are reserved for this plan. Allianz AG determines the purchase price of the shares. A committee appointed by AZOA determines the discount price. Employees are given the opportunity to purchase these shares annually on a predetermined date set by Allianz AG. Employees are not allowed to sell or transfer the shares for a one-year period following the purchase date. The difference between the market price and the discount price, or the discount, was paid by the Company in 2001 and amounted to $235.


(11) STATUTORY FINANCIAL DATA AND DIVIDEND RESTRICTIONS

Effective January 1, 2001 the Company adopted Codification as prescribed by The National Association of Insurance Commissioners (NAIC) which resulted in an increase to statutory surplus of approximately $16,500. Codification changed the definition of what comprises prescribed versus permitted statutory accounting practices, and has resulted in changes to existing accounting policies insurance enterprises use to prepare their statutory financial statements. Statutory accounting is directed toward insurer solvency and protection of policyholders. Accordingly, certain items recorded in financial statements prepared under GAAP are excluded or vary in determining statutory policyholders' surplus and gain from operations. Currently, these items include, among others, deferred acquisition costs, furniture and fixtures, accident and health premiums receivable which are more than 90 days past due and undeclared dividends to policyholders. Additionally, future life and annuity policy benefit reserves calculated for statutory accounting do not include provisions for withdrawals.

The differences between stockholder's equity and net income reported in accordance with statutory accounting practices on the Company's stand alone financial statements and the accompanying GAAP consolidated financial statements as of and for the year ended December 31 are as follows:

                                          STOCKHOLDER'S EQUITY                        NET INCOME (LOSS)
                                       -----------------------------------------------------------------------------
                                             2001           2000           2001             2000              1999
                                             -----          -----          -----            -----             -----
Statutory basis                        $   700,425         808,684       (285,137)          83,732            97,768
Adjustments:
   Change in reserve basis.............   (791,350)       (463,479)      (196,531)         (91,992)          (80,952)
   Deferred acquisition costs..........  1,165,432         941,511        316,439          139,748          (129,412)
   Value of business acquired..........    160,645         189,454        (17,581)         (20,909)           (4,161)
   Goodwill............................    198,822         212,891        (17,368)         (15,390)           (6,373)
   Net deferred taxes..................    (18,285)        (15,361)         8,520           15,917            73,727
   Statutory asset valuation reserve...     40,996         112,830              0                0                 0
   Statutory interest maintenance reserve   94,004          44,537         49,574           (9,310)           (3,967)
   Modified coinsurance reinsurance....    (23,504)        (25,543)        46,315           28,558            35,552
   Unrealized gains on investments.....     96,919         171,173              0                0                 0
   Nonadmitted assets..................     29,361          22,719              0                0                 0
   Deferred income on reinsurance......   (146,144)       (166,503)             0                0                 0
   Investment in subsidiaries..........     46,772        (190,543)             0                0                 0
   Valuation allowance on mortgage loans   (10,185)        (11,279)         1,094                0            (1,680)
   Loss from non-insurance subsidiaries          0               0         (1,555)          (7,510)          (11,714)
   Income from insurance subsidiaries..          0               0         82,674            6,236            29,425
   Other...............................     20,005         (15,627)       (31,423)         (23,046)          (39,750)
                                       -----------------------------------------------------------------------------
      As reported in the accompanying
         consolidated financial
         statements................... $ 1,563,913       1,615,464        (44,979)         106,034           (41,537)
                                       =============================================================================

                                       29
-----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)

(11) STATUTORY FINANCIAL DATA AND DIVIDEND RESTRICTIONS (CONTINUED)

The Company is required to meet minimum statutory capital and surplus requirements. The Company's statutory capital and surplus as of December 31, 2001 and 2000 were in compliance with these requirements. The maximum amount of dividends that can be paid by Minnesota insurance companies to stockholders without prior approval of the Commissioner of Commerce is subject to restrictions relating to statutory earned surplus, also known as unassigned funds. Unassigned funds are determined in accordance with the accounting procedures and practices governing preparation of the statutory annual statement, minus 25% of earned surplus attributable to unrealized capital gains. In accordance with Minnesota Statutes, the Company may declare and pay from its surplus, cash dividends of not more than the greater of 10% of its beginning of the year statutory surplus in any year, or the net gain from operations of the insurer, not including realized gains, for the 12-month period ending the 31st day of the next preceding year. Ordinary dividends of $70,043 can be paid in 2002 without prior approval of the Commissioner of Commerce.


REGULATORY RISK BASED CAPITAL
An insurance enterprise's state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of an enterprise's regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. The Company met its risk based capital requirements as of December 31, 2001 and 2000.


PERMITTED STATUTORY ACCOUNTING PRACTICES
The Company is required to file annual statements with insurance regulatory authorities, which are prepared on an accounting basis prescribed or permitted by such authorities. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company does not currently use permitted statutory accounting practices that have a significant impact on its statutory financial statements.


(12) COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in various pending or threatened legal proceedings arising from the conduct of their business. The most significant case in which the Company is a defendant, is a class action lawsuit against Fidelity Union Life Insurance Company (FULICO) whose policies were assumed by the Company. The Company paid claims through 2001 of $38,800 and established provisions for benefits and expenses of $60,000 and $5,500 in 2000 and 1999, respectively, related to this case. There was no additional material impact to the income statement in 2001 related to the reserves. In the opinion of management, the reserves established sufficiently cover the company's exposure. Management believes the ultimate resolution of other litigation will not have a material effect on the consolidated financial position of the Company.

The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.

The Company has acquired minority equity interests in certain field marketing organizations. Certain provisions within stockholders' agreements, member agreements and first refusal and put agreements require the Company to purchase part or all of the stock or member interests in the entities to which these agreements pertain, if and when the parties to these agreements exercise certain available options. The exercise period for the various put options ranges from 5 to 11 years, the latest of which expires in 2010. If all put options were exercised, requiring the Company to purchase all of the stock or member interests in the entities, the total purchase price that would be paid by the Company based on current calculations would be $75,000.

                                        30
                                        ----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)

The Company entered in to a sale and leaseback agreement effective December 27, 2001 related to certain furniture and equipment. The assets were removed from the balance sheet and sold for their net book value of $14,945. The term of the lease is 6.5 years. The Company also leases office space. Rent expense for all operating leases was $4,561, $3,323, and $2,862 in 2001, 2000 and 1999,
respectively. The future minimum lease payments required under these operating leases are as follows:

                   Operating Lease
----------------------------------
2002                      $  3,534
----------------------------------
2003                         2,750
----------------------------------
2004                         2,638
----------------------------------
2005                         3,181
----------------------------------
2006 and beyond              8,192
----------------------------------
Total                       20,295
==================================

(13) UNUSUAL EVENTS

The Company has reported claims of $15,700 in claims (net of retrocession) in 2001 related to the September 11, 2001 attack on the United States. The majority of the exposure was as a result of assumed reinsurance from various companies. There are $5,000 in outstanding claim reserves as of December 31, 2001. Management believes this reserve will be sufficient to cover any additional claims related to this event.


(14) FOREIGN CURRENCY TRANSLATION

The net assets of the Company's foreign operations are translated into U.S. dollars using exchange rates in effect at each year-end. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustment reported as a separate component of comprehensive income. An analysis of this account for the respective years ended December 31 follows:

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Beginning amount of cumulative translation adjustments                $    (5,546)          (4,748)           (6,209)
                                                                      ----------------------------------------------
Aggregate adjustment for the period resulting from
   translation adjustments...................................              (4,500)          (1,228)            2,248
Amount of income tax benefit (expense) for period related
   to aggregate adjustment...................................               1,575              430              (787)
                                                                      ----------------------------------------------
   Net aggregate translation included in equity..............              (2,925)            (798)            1,461
                                                                      ----------------------------------------------
Ending amount of cumulative translation adjustments..........         $    (8,471)          (5,546)           (4,748)
                                                                      ----------------------------------------------
Canadian foreign exchange rate at end of year................              0.6282           0.6672            0.6924
                                                                      ==============================================

                                       31
-----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(15) SUPPLEMENTARY INSURANCE INFORMATION

The following table summarizes certain financial information by line of business for 2001, 2000 and 1999:

                                                                             AS OF DECEMBER 31
                                                       -------------------------------------------------------------
                                                                                                             OTHER
                                                          DEFERRED                                          POLICY
                                                           POLICY         FUTURE                          CLAIMS AND
                                                         ACQUISITION      BENEFIT         UNEARNED         BENEFITS
                                                            COSTS        RESERVES         PREMIUMS          PAYABLE
                                                       -------------------------------------------------------------
2001:
Life............................................       $  254,646      2,073,241            1,156            153,593
Annuities.......................................           900,108     11,298,838                0               327
Accident and health.............................            10,678          2,864           40,347           703,030
                                                       -------------------------------------------------------------
                                                       $ 1,165,432     13,374,943           41,503           856,950
                                                       ==============================================================

2000:
Life............................................       $   246,785      2,014,015            2,823           165,925
Annuities.......................................           690,254      9,007,312                0                25
Accident and health.............................             4,472              0           46,084           746,589
                                                       -------------------------------------------------------------
                                                       $   941,511     11,021,327           48,907           912,539
                                                       ==============================================================

1999:
Life............................................       $   231,927      1,847,955            3,049           116,569
Annuities.......................................           561,966      7,796,583                0             1,771
Accident and health.............................             7,870              0           45,964           809,575
                                                       -------------------------------------------------------------
                                                       $   801,763      9,644,538           49,013           927,915
                                                       ==============================================================

                                        32
                                        ----------------------------------------


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands)


(15) SUPPLEMENTARY INSURANCE INFORMATION (CONTINUED)

The following table summarizes certain financial information by line of business for 2001, 2000 and 1999:

                                                              FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------------------------------------------
                                            PREMIUM                                      NET CHANGE
                                            REVENUE                                          IN
                                           AND OTHER         NET                           POLICY             OTHER
                                           CONTRACT      INVESTMENT                      ACQUISITION        OPERATING
                                        CONSIDERATIONS     INCOME        BENEFITS         COSTS (A)         EXPENSES
                                       -----------------------------------------------------------------------------
2001:
Life...............................    $   415,681          56,217        346,868           (9,099)          121,989
Annuities..........................        177,206         436,766        372,787         (297,172)          527,679
Accident and health................        364,094          27,029        266,917          (10,168)          150,487
                                       -----------------------------------------------------------------------------
                                       $   956,981         520,012        986,572         (316,439)          800,155
                                       =============================================================================
2000:
Life...............................    $   389,226          43,563        329,805          (14,858)          156,021
Annuities..........................        173,050         337,533        254,183        (128,288)           347,694
Accident and health................        448,983          22,803        356,783            3,398           161,542
                                       -----------------------------------------------------------------------------
                                       $ 1,011,259         403,899        940,771         (139,748)          665,257
                                       =============================================================================
1999:
Life...............................    $   411,743          36,171        319,210          (14,665)          153,281
Annuities..........................        143,838         216,554        168,451          133,268           166,715
Accident and health................        527,968          27,257        465,139           10,539           173,910
                                       -----------------------------------------------------------------------------
                                       $ 1,083,549         279,982        952,800          129,142           493,906
                                       =============================================================================


(a)  See note 1 for total gross amortization.


                                                                             A-1
APPENDIX A

-------------------------------------------------------------------------------


ILLUSTRATION OF ANNUITY INCOME


We have prepared the following table to show you how investment performance affects variable annuity income over time. The variable annuity income amounts reflect three different assumptions for a constant investment return before all expenses of 0%, 6% and 12%. THESE ARE HYPOTHETICAL RATES OF RETURN. ALLIANZ LIFE DOES NOT GUARANTEE THAT THE CONTRACT WILL EARN THESE RETURNS FOR ANY ONE YEAR OR ANY SUSTAINED PERIOD OF TIME. THE TABLES ARE FOR ILLUSTRATIVE PURPOSES ONLY. THEY DO NOT REPRESENT PAST OR FUTURE INVESTMENT RETURNS.


The variable annuity income may be more or less than the income shown if the actual returns of the Investment Options you select are different from those shown below. Since it is very likely that investment returns will fluctuate over time, the amount of variable annuity income will also fluctuate. The total amount of annuity income will depend on the cumulative investment returns of the Investment Options you choose, how long the Annuitants live and the Annuity Option and Contract features you choose.

Another factor which will affect the amount of variable annuity income is the Assumed Investment Return (AIR). Income will increase from one Annuity Payment to the next if the annualized net rate of return during that time is greater than the AIR. It will decrease if the annualized Net Rate of Return is less than the AIR. The 2 illustrations provided show the difference in annuity income for an AIR of 3.5% and an AIR of 5%.


Through the stabilization process, the Annuity Payments will remain constant during the Income Year and will not change by more than 10% in the following Income Year (except by the Life Expectancy Adjustment, the bonus adjustment after the tenth Income Year, the Contract change in income payment to a surviving Annuitant, income payment changes due to any partial withdrawals, transfers to the Fixed Account or change in death benefit)). These Stabilized Payments are also guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment attributable to them to the end of the period certain or the Life Expectancy Period, as applicable. After the Life Expectancy Period, the Stabilized Payment is guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment times the Life Expectancy Adjustment. The guarantee will change if there is a partial withdrawal or a transfer to the Fixed Account or a change in death benefit. The guarantee is also reduced after the death of one of the Annuitants if you have selected a joint and last survivor income plan with a reduction in income payment for the surviving Annuitant.

Investment in the Limited Investment Options (generally, money market, fixed income and real estate Investment Options) is limited. If you choose the 3.5% AIR, you are limited to 25% in those options. If you choose the 5% AIR, you are limited to 10% in those options.

If you choose to include the Increased Annuity Payment Rider in your Contract, the Annuity Payments will increase if you become disabled. You can only choose this Rider if you are also the Annuitant and you are not yet 80 years old on the Income Date. The charges for this Rider are taken from your Annuity Payment and are reflected in the illustration if chosen.

The income amounts shown assume 100% allocation to the Investment Options. These income amounts reflect the deduction of all fees and expenses. Actual Investment Option fees and expenses will vary from year to year and from Investment Option to Investment Option. Actual expenses may be higher or lower than the rate used in the illustrations. The illustrations assume that each Investment Option will incur expenses at an average annual rate of 1.02% of the average daily net assets of the Investment Option which is the arithmetic average of the expenses of all available Investment Options. The insurance charges are calculated at an annual rate of 2.40% of the average daily net assets of the Separate Account. After taking these expenses and charges into consideration, the illustrated gross investment returns of 0%, 6% and 12% are approximately equal to net rates (which means after expenses have been deducted) of -3.42%, 2.58% and 8.58%, respectively.

Personalized illustrations showing similar information are available to you.

                       USALLIANZ INCOME PLUS ILLUSTRATION

ANNUITANT:            John Doe              ANNUITY PURCHASE PAYMENT:   $100,000
ANNUITANTS AGE:       65, Male              EFFECTIVE DATE:             1/1/2002
ANNUITY INCOME OPTION:Single Life Annuity   FIRST ANNUITY PAYMENT DATE: 1/1/2002
                      with Death Benefit    FREQUENCY OF ANNUITY INCOME: Monthly

BONUS RATE IN FIRST 10 YEARS:   10%         ASSUMED INVESTMENT RETURN (AIR):  5%
PREMIUM TAX:                    0%
GUARANTEED MINIMUM INCOME TO AGE 85:    $506
GUARANTEED MINIMUM INCOME AFTER AGE 85: $430
[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:


The amount of monthly variable annuity income shown in the table below and the graph that follows assumes a constant annual investment return. The amount of variable annuity income that you actually receive will depend on the investment performance of the Investment Option(s) you choose. The variable annuity income can go up or down subject to the stabilization process. Income payments during the year will remain the same and the payment in the following year will change by no more than 10%. We also guarantee a minimum income payment as shown above. The minimum income guarantee and the 10% stabilization guarantee will change if income payments are adjusted by the operation of Contract features such as a partial withdrawal or the Life Expectancy Adjustment. The amounts shown are based on a 5% AIR. Income will remain constant at $655 per month in the first 10 years and $595 per month thereafter when the net rate of return after expenses is 5% (annually)(equal to 7.4% gross rate of return).


                                            MONTHLY ANNUITY PAYMENTS

                                     ANNUAL RATE OF RETURN BEFORE EXPENSES:         0%          6%          12%
ANNUITY INCOME DATE           AGE     ANNUAL RATE OF RETURN AFTER EXPENSES:       -3.42%       2.58%       8.58%
---------------------------------------------------------------------------------------------------------------------------

January 1, 2002               65                                                   $655        $655        $655
January 1, 2003               66                                                    607         641         675
January 1, 2004               67                                                    565         627         696
January 1, 2005               68                                                    565         614         717
January 1, 2006               69                                                    565         602         740
January 1, 2011               74                                                    565         565         864
January 1, 2016               79                                                    506         506         951
January 1, 2021               84                                                    506         506       1,125
January 1, 2026               89                                                    430         430       1,131

                                                                             A-3
The investment rates of return shown are hypothetical only. You should not consider them to represent past or future investment performance. Actual rates of return may be more or less than those shown and will depend on a number of factors.


[The following table summarizes Annuity Income with an Assumed Investment Return of 5%. This table is presented graphically in the printed SAI.]

                           Monthly Payment Amount
         ------------------------------------------------------------
               -3.42%               2.58%               8.58%
             Annual Rate         Annual Rate         Annual Rate
              of Return           of Return           of Return
  Year     After Expenses      After Expenses      After Expenses
---------------------------------------------------------------------

       1               $ 655               $ 655               $ 655
       2                 607                 641                 675
       3                 565                 627                 696
       4                 565                 614                 717
       5                 565                 602                 740
       6                 565                 589                 763
       7                 565                 577                 787
       8                 565                 565                 812
       9                 565                 565                 838
      10                 565                 565                 864
      11                 506                 506                 832
      12                 506                 506                 860
      13                 506                 506                 890
      14                 506                 506                 920
      15                 506                 506                 951
      16                 506                 506                 984
      17                 506                 506               1,017
      18                 506                 506               1,052
      19                 506                 506               1,088
      20                 506                 506               1,125
      21                 430                 430                 989
      22                 430                 430               1,023
      23                 430                 430               1,057
      24                 430                 430               1,094
      25                 430                 430               1,131

                       USALLIANZ INCOME PLUS ILLUSTRATION

ANNUITANT:             John Doe            ANNUITY PURCHASE PAYMENT:    $100,000
ANNUITANTS AGE:        65, Male            EFFECTIVE DATE:              1/1/2001
ANNUITY INCOME OPTION: Single Life Annuity FIRST ANNUITY PAYMENT DATE:  1/1/2002
                       with Death Benefit  FREQUENCY OF ANNUITY INCOME:  Monthly
BONUS RATE IN FIRST 10 YEARS:   10%        ASSUMED INVESTMENT RETURN (AIR): 3.5%
PREMIUM TAX:                    0%
GUARANTEED MINIMUM INCOME TO AGE 85:     $514
GUARANTEED MINIMUM INCOME AFTER AGE 85:  $437
[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:


The amount of monthly variable annuity income shown in the table below and the graph that follows assumes a constant annual investment return. The amount of variable annuity income that you actually receive will depend on the investment performance of the Investment Option(s) you choose. The variable annuity income can go up or down. In this illustration subject to the stabilization process. Income payments during the year will remain the same and the payment in the following year will change by no more than 10%. We also guarantee a minimum income payment as shown above. The minimum income guarantee and the 10% stabilization guarantee will change if income payments are adjusted by the operation of Contract features such as a partial withdrawal or the Life Expectancy Adjustment. The amounts shown are based on a 3.5% AIR. Income will remain constant at $565 per month in the first 10 years and $514 per month thereafter when the net rate of return after expenses is 3.5% (annually)(equal to 5.9% gross rate of return).


                                            MONTHLY ANNUITY PAYMENTS

                                     ANNUAL RATE OF RETURN BEFORE EXPENSES:         0%          6%          12%
ANNUITY INCOME DATE           AGE     ANNUAL RATE OF RETURN AFTER EXPENSES:       -3.42%       2.58%       8.58%
---------------------------------------------------------------------------------------------------------------------------

January 1, 2002               65                                                   $565        $565        $565
January 1, 2003               66                                                    565         565         591
January 1, 2004               67                                                    565         565         617
January 1, 2005               68                                                    565         565         645
January 1, 2006               69                                                    565         565         674
January 1, 2011               74                                                    565         565         843
January 1, 2016               79                                                    514         514       1,005
January 1, 2021               84                                                    514         514       1,277
January 1, 2026               89                                                    437         437       1,380


                                                                            A-5
The investment rates of return shown are hypothetical only. You should not consider them to represent past or future investment performance. Actual rates of return may be more or less than those shown and will depend on a number of factors.

[The following table summarizes Annuity Income with an Assumed Investment Return of 3.5%. This table is presented graphically in the printed SAI.]

                           Monthly Payment Amount
         ------------------------------------------------------------
              -3.42                 2.58                8.58
             Annual Rate         Annual Rate         Annual Rate
              of Return           of Return           of Return
  Year     After Expenses      After Expenses      After Expenses
---------------------------------------------------------------------

       1               $ 565               $ 565               $ 565
       2                 565                 565                 591
       3                 565                 565                 617
       4                 565                 565                 645
       5                 565                 565                 674
       6                 565                 565                 705
       7                 565                 565                 737
       8                 565                 565                 770
       9                 565                 565                 806
      10                 565                 565                 843
      11                 514                 514                 830
      12                 514                 514                 871
      13                 514                 514                 913
      14                 514                 514                 958
      15                 514                 514               1,005
      16                 514                 514               1,055
      17                 514                 514               1,106
      18                 514                 514               1,161
      19                 514                 514               1,218
      20                 514                 514               1,277
      21                 437                 437               1,139
      22                 437                 437               1,195
      23                 437                 437               1,254
      24                 437                 437               1,315
      25                 437                 437               1,380

                       USALLIANZ INCOME PLUS ILLUSTRATION

ANNUITANT:            John Doe            ANNUITY PURCHASE PAYMENT:    $100,000
ANNUITANTS AGE:       65, Male            EFFECTIVE DATE:              1/1/2002
ANNUITY INCOME OPTION:Single Life Annuity FIRST ANNUITY PAYMENT DATE:  1/1/2002
                      with Death Benefit  FREQUENCY OF ANNUITY INCOME:  Monthly
BONUS RATE IN FIRST 10 YEARS:   10%       ASSUMED INVESTMENT RETURN (AIR):   5%
PREMIUM TAX:                    0%
GUARANTEED MINIMUM INCOME TO AGE 85:    $506
GUARANTEED MINIMUM INCOME AFTER AGE 85: $430
[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:


The amount of monthly variable annuity income shown in the table below assumes a constant annual investment return. The amount of variable annuity income that you actually receive will depend on the investment performance of the Investment Option(s) you choose. Income will remain constant at $655 per month in the first ten years and $595 per month thereafter when the net rate of return after expenses is 5% (annually)(equal to 7.4% gross rate of return). The variable annuity income can go up or down. However, those income payments during the year will remain the same and the payment in the following year will change by no more than 10% . We also guarantee a minimum income payment as shown above. The minimum income guarantee and the 10% stabilization guarantee changes if the income payment is adjusted by the operation of Contract features such as a partial withdrawal or the Life Expectancy Adjustment.


                                            MONTHLY ANNUITY PAYMENTS

                                   ANNUAL RATE OF RETURN BEFORE EXPENSES:  0%  ANNUITY  CUMULATIVE WITHDRAWAL DEATH
ANNUITY PAYMENT DATE          AGE ANNUAL RATE OF RETURN AFTER EXPENSES:  -3.42%PAYMENTS   PAYMENT     VALUE  BENEFIT
---------------------------------------------------------------------------------------------------------------------------

January 1, 2002               65                                                $655     $7,854    $85,338    $85,338
January 1, 2003               66                                                 607     15,135     76,650     76,650
January 1, 2004               67                                                 565     21,918     68,714     68,716
January 1, 2005               68                                                 565     28,701     61,429     61,474
January 1, 2006               69                                                 565     35,484     54,743     54,868
January 1, 2011               74                                                 565     69,399     28,757     29,742
January 1, 2016               79                                                 506     99,744     11,807     14,222
January 1, 2021               84                                                 506    130,089      1,614      5,835
January 1, 2026               89                                                 430    155,883          0          0



                       USALLIANZ INCOME PLUS ILLUSTRATION

ANNUITANT:            John Doe           ANNUITY PURCHASE PAYMENT:      $100,000
ANNUITANTS AGE:       65, Male           EFFECTIVE DATE:                1/1/2002
ANNUITY INCOME OPTION:Single Life AnnuityFIRST ANNUITY PAYMENT DATE:    1/1/2002
                      with Death Benefit FREQUENCY OF ANNUITY INCOME:    Monthly
BONUS RATE IN FIRST 10 YEARS:   10%      ASSUMED INVESTMENT RETURN (AIR):     5%
PREMIUM TAX:                    0%
GUARANTEED MINIMUM INCOME TO AGE 85:      $506
GUARANTEED MINIMUM INCOME AFTER AGE 85:   $430
[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:




The amount of monthly variable annuity income shown in the table below assumes a constant annual investment return. The amount of variable annuity income that you actually receive will depend on the investment performance of the Investment Option(s) you choose. Income will remain constant at $655 per month in the first ten years and $595 per month thereafter when the net rate of return after expenses is 5% (annually)(equal to 7.4% gross rate of return). The variable annuity income can go up or down. However, those income payments during the year will remain the same and the payment in the following year will change by no more than 10%. We also guarantee a minimum income payment as shown above. The minimum income guarantee and the 10% stabilization guarantee changes if the income payment is adjusted by the operation of Contract features such as a partial withdrawal or the Life Expectancy Adjustment.


                                            MONTHLY ANNUITY PAYMENTS

                                   ANNUAL RATE OF RETURN BEFORE EXPENSES:  6%  ANNUITY  CUMULATIVE WITHDRAWAL DEATH
ANNUITY PAYMENT DATE          AGE ANNUAL RATE OF RETURN AFTER EXPENSES:  2.58%PAYMENTS    PAYMENT     VALUE  BENEFIT
---------------------------------------------------------------------------------------------------------------------------

January 1, 2002               65                                                $655     $7,854    $85,338    $85,338
January 1, 2003               66                                                 641     15,543     81,412     81,412
January 1, 2004               67                                                 627     23,072     77,519     77,519
January 1, 2005               68                                                 614     30,444     73,657     73,657
January 1, 2006               69                                                 602     37,662     69,827     69,827
January 1, 2011               74                                                 565     72,001     51,126     51,162
January 1, 2016               79                                                 506    102,346     32,754     33,069
January 1, 2021               84                                                 506    132,691     17,497     18,338
January 1, 2026               89                                                 430    158,484          0          0

                       USALLIANZ INCOME PLUS ILLUSTRATION

ANNUITANT:             John Doe           ANNUITY PURCHASE PAYMENT:     $100,000
ANNUITANTS AGE:        65, Male           EFFECTIVE DATE:               1/1/2002
ANNUITY INCOME OPTION: Single Life AnnuityFIRST ANNUITY PAYMENT DATE:   1/1/2002
                       with Death Benefit FREQUENCY OF ANNUITY INCOME:   Monthly
BONUS RATE IN FIRST 10 YEARS:   10%       ASSUMED INVESTMENT RETURN (AIR):   5%
PREMIUM TAX:                    0%
GUARANTEED MINIMUM INCOME TO AGE 85:     $506
GUARANTEED MINIMUM INCOME AFTER AGE 85:  $430
[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:


The amount of monthly variable annuity income shown in the table below assumes a constant annual investment return. The amount of variable annuity income that you actually receive will depend on the investment performance of the Investment Option(s) you choose. Income will remain constant at $655 per month in the first ten years and $595 per month thereafter when the net rate of return after expenses is 5% (annually)(equal to 7.4% gross rate of return). The variable annuity income can go up or down. However, , those income payments during the year will remain the same and the payment in the following year will change by no more than 10%. We also guarantee a minimum income payment as shown above. The minimum income guarantee and the 10% stabilization guarantee changes if the income payment is adjusted by the operation of Contract features such as a partial withdrawal or the Life Expectancy Adjustment.



                                            MONTHLY ANNUITY PAYMENTS

                                   ANNUAL RATE OF RETURN BEFORE EXPENSES:  12% ANNUITY  CUMULATIVE WITHDRAWAL DEATH
ANNUITY PAYMENT DATE          AGE ANNUAL RATE OF RETURN AFTER EXPENSES:  8.58%PAYMENTS    PAYMENT     VALUE  BENEFIT
---------------------------------------------------------------------------------------------------------------------------

January 1, 2002               65                                                $655     $7,854    $85,338   $85,338
January 1, 2003               66                                                 675     15,951     86,174    86,174
January 1, 2004               67                                                 696     24,301     86,853    86,853
January 1, 2005               68                                                 717     32,910     87,353    87,353
January 1, 2006               69                                                 740     41,789     87,654    87,654
January 1, 2011               74                                                 864     90,553     85,335    85,335
January 1, 2016               79                                                 951    143,995     73,288    73,288
January 1, 2021               84                                               1,125    207,190     54,002    54,002
January 1, 2026               89                                               1,131    270,710          0         0

                                                                       B-1
APPENDIX B

-------------------------------------------------------------------------------


ILLUSTRATION OF ANNUITY INCOME BASED ON S&P 500

We will make available personalized illustrations that can show you how investment performance affects variable annuity income over time based on the historical Standard & Poor's 500 Composite Price Index or other recognized investment benchmark. The following shows the substantive contents of such an illustration.

                              IMPORTANT DISCLOSURES


This illustration is an attempt to show how investment performance affects your variable annuity income over time. THIS ILLUSTRATION IS NOT A CONTRACT, AND IT IS NOT A REPRESENTATION OR GUARANTEE OF FUTURE RETURNS OR OF ANY SPECIFIC PAYOUT AMOUNT.

Illustrated annuity income is based upon the Standard & Poor's 500 Composite Price Index (S&P500) over a specified period, as adjusted for all applicable portfolio expenses and applicable contract expenses. THE S&P500 IS NOT INDICATIVE OF THE PERFORMANCE OF ANY INVESTMENT OPTION AND IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. No representation is made as to the future performance of any Investment Option. The hypothetical assumed investment rates of return are illustrative only and are not a representation of past or future investment returns.


To assist you in understanding personalized illustrations, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

You can also elect to receive an illustration of required minimum distributions, as granted in Federal tax law.


Variable Annuity payouts depend on a variety of factors, including the amount annuitized, annuity payout option and Contract features selected, and assumed investment return (AIR), and will vary with the investment performance of the Investment Option(s) selected. The variable income can increase or decrease from the initial monthly payment, subject to the stabilization process. With the stabilization process, the Annuity Payments are guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment to the end of the period certain or the Life Expectancy Period, as applicable. After the Life Expectancy Period, the Stabilized Payment is guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment times the Life Expectancy Adjustment Also, your Stabilized Payments will remain constant during any income year and will not change by more than 10% each year. The minimum income guarantee and the 10% stabilization guarantee are adjusted for the Life Expectancy Adjustment, the bonus adjustment after the tenth Income Year, the Contract change in income payment to a surviving Annuitant, income payment changes due to any partial withdrawals, transfers to the Fixed Account or change in death benefit). Investment in the Limited Investment Options (generally, money market, fixed income and real estate Investment Options) is limited. If you choose the 3.5% AIR, you are limited to 25% in those options. If you choose the 5% AIR, you are limited to 10% in those options.


Actual investment results may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the Investment Options.

POLICY CHARGES: The Contract has insurance features and investment features, and there are charges related to each.

 Allianz Life deducts a mortality and expense risk charge which varies depending upon whether you chose to include a bonus feature. The table below shows the combinations available to you and their charges, as a percentage of the average daily value of the Contract value invested in the Investment Options.

MORTALITY AND EXPENSE RISK CHARGE:

                                                   With Bonus      Without Bonus

Annuity Options 1 to 5 (Lifetime Income Option)      2.40%               1.40%

Annuity Option 6 (Specified Period Certain Option)    N/A                1.40%

                                                                            B-2
If you take money out of the Contract, Allianz Life may assess a withdrawal charge. This charge is equal to the difference in the present value of remaining payments using the assumed investment return (AIR) and the Withdrawal Value. Under Option 6 - Specified Period Certain Option, the withdrawal charge cannot be greater than 9% of the Purchase Payment.

There are also daily investment charges which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Investment Option, depending upon the Investment Option. This illustration deducts %, the arithmetic average of the expenses of all available Investment Options.

If you choose to include the Increased Annuity Payment Rider in your Contract, the Annuity Payments will increase when you are disabled. You can only choose this Rider if you are also the Annuitant and you are not yet age 80 on the Income Date. The charges for this Rider are taken from your Annuity Payment and are reflected in the illustration if chosen.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected.

IMPORTANT CONSIDERATIONS: . No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in.

Variable annuities are not insured by the FDIC or any other governmental agency, are not deposits or obligations of, or guaranteed by, any bank or deposit institution, and are subject to investment risks, including the possible decrease in payments (subject to any guaranteed minimum income).

                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION

                       BASED UPON S&P500 HISTORICAL RETURN

ANNUITANT:                                    ANNUITY PURCHASE PAYMENT:
ANNUITANT'S AGE:      65, MALE                EFFECTIVE DATE:
ANNUITY INCOME OPTION:                        FIRST ANNUITY PAYMENT DATE:
                                              FREQUENCY OF ANNUITY INCOME:
  SINGLE LIFE ANNUITY WITH DEATH BENEFIT (AND INCREASED ANNUITY PAYMENT RIDER)
BONUS RATE IN THE FIRST 10 YEARS:   10%
ASSUMED INVESTMENT RETURN (AIR):     5%
PREMIUM
TAX:

GUARANTEED MINIMUM INCOME TO AGE 85:
GUARANTEED MINIMUM INCOME AFTER AGE 85:

[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:

   ---------------------- ------------- ------------------------ ------------- ------------- ---------
    Period Ending Date     Payout Age   Monthly (modal) Payout    Cumulative    Withdrawal    Death
                                                                                 Value      Benefit
                                                                    Payout
   ---------------------- ------------- ------------------------ ------------- ------------- ---------



   ---------------------- ------------- ------------------------ ------------- ------------- ---------


The Annuity Value is based on the historical returns from the Effective Date to the First Annuity Payment Date. Monthly Payout is based on the historical returns from the First Annuity Payment Date to the indicated ending date. However, these hypothetical rates of returns are not indicative of future returns. They are not indicative of the performance of any Investment Option. This illustration is not intended to serve as a projection or prediction of future returns.


The guaranteed minimum income shown above will change if a change in death benefit, a partial withdrawal or a transfer to the Fixed Account occurs.

HISTORICAL ILLUSTRATION OF ANNUITY INCOME

We will make available personalized illustrations that can show you how investment performance affects variable annuity income over time based on historical performance information of the Investment Options you select. The following shows the substantive contents of such an illustration.

                              IMPORTANT DISCLOSURES

This illustration is an attempt to show how investment performance affects your variable annuity income over time. THIS ILLUSTRATION IS NOT A CONTRACT, AND IT IS NOT A REPRESENTATION OR GUARANTEE OF FUTURE RETURNS OR OF ANY SPECIFIC PAYOUT AMOUNT.

Illustrated annuity income is based upon actual historical performance of one or more Investment Options over the specified period, as adjusted for all applicable portfolio expenses and applicable contract expenses. Past performance of any Investment Option is not necessarily indicative of future results, and no representation is made as to the future performance of any Investment Option.

This illustration may illustrate adjusted historical performance for one or more Investment Options. If more than one option is illustrated, performance may be shown as aggregate performance for all Investment Options selected. In addition, if you elect to illustrate more than one Investment Option and to hypothetically allocate more money to one option than to other options (for example, 50% to one option, 30% to a second option, and 20% to a third option), performance may be shown as weighted aggregate performance.

To assist you in understanding personalized illustrations, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

You can also elect to receive an illustration of required minimum distributions, as granted in Federal tax law.


Variable Annuity payouts depend on a variety of factors, including the amount annuitized, annuity payout option and Contract features selected, and assumed investment return (AIR), and will vary with the investment performance of the Investment Option(s) selected. The variable income can increase or decrease from the initial monthly payment subject to the stabilization process. With the stabilization process, the Annuity Payments are guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment to the end of the period certain or the Life Expectancy Period, as applicable. After the Life Expectancy Period, the Stabilized Payment is guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment times the Life Expectancy Adjustment. Also, your Stabilized Payments will remain constant during any income year and will not change by more than 10% each year. The minimum income guarantee and the 10% stabilization guarantee are adjusted for the Life Expectancy Adjustment , the bonus adjustment after the tenth Income Year, the Contract change in income payment to a surviving Annuitant, income payment changes due to any partial withdrawals, transfers to the Fixed Account or change in death benefit).


Investment in the Limited Investment Options (generally, money market, fixed income and real estate Investment Options) is limited. If you choose the 3.5% AIR, you are limited to 25% in those options. If you choose the 5% AIR, you are limited to 10% in those options.

Actual investment results may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the Investment Options.

 STANDARDIZED AVERAGE ANNUAL RETURN: Any variable payout illustration that is based upon adjusted historical performance is accompanied by Standardized Average Annual Return for each Investment Option depicted in the illustration. Standardized return is calculated using uniform guidelines as mandated by the Securities and Exchange Commission. Standardized return figures assume a one-time lump sum investment, and do not reflect the effect of taxation. Standardized return is shown for the most recent 1, 5, and 10 years periods, or from the inception date of the sub-account, if later. In contrast, illustration material may depict returns from the inception date of the applicable portfolio, if earlier than the inception date of the sub-account. Standardized return includes the effect of all Investment Option expenses and all contract expenses. If contract expenses vary depending upon which features are selected, standardized return will reflect the highest potential expenses. In contrast, an illustration may reflect only certain expenses. Standardized return also assumes the assessment of a withdrawal charge at the end of each applicable period. Standardized return is computed as of the most recent calendar quarter.

POLICY CHARGES: The Contract has insurance features and investment features, and there are charges related to each.

 Allianz Life deducts a mortality and expense risk charge which varies depending upon whether you chose to include a bonus feature. The table below shows the combinations available to you and their charges, as a percentage of the average daily value of the Contract value invested in the Investment Options.


MORTALITY AND EXPENSE RISK CHARGE:

                                                        With Bonus Without Bonus

Annuity Options 1 to 5 (Lifetime Income Options)            2.40%         1,40%
Annuity Option 6 (Specified Period Certain Option)           N/A          1.40%



If you take money out of the Contract, Allianz Life may assess a withdrawal charge. This charge is equal to the difference in the present value of remaining payments using the assumed investment return (AIR) and the Withdrawal Value. Under Option 6 - Specified Period Certain Option, the withdrawal charge cannot be greater than 9% of the Purchase Payment.

There are also daily investment charges which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Investment Option, depending upon the Investment Option.

If you choose to include the Increased Annuity Payment Rider in your Contract, the Annuity Payments will increase when you are disabled. You can only choose this Rider if you are also the Annuitant and you are not yet age 80 on the Income Date. The charges for this Rider are taken from your Annuity Payment and are reflected in the illustration if chosen.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected.

 IMPORTANT CONSIDERATIONS: Past performance is not necessarily indicative of future results. No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in.

 International investing involves some risks not presented with U.S. investments, such as currency fluctuation and political volatility. An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.

Variable annuities are not insured by the FDIC or any other governmental agency, are not deposits or obligations of, or guaranteed by, any bank or deposit institution, and are subject to investment risks, including the possible decrease in payments (subject to any guaranteed minimum income).

                       STANDARDIZED AVERAGE ANNUAL RETURN

 As of [12/31/2001], a one time investment of $1,000 if withdrawn would have generated the following Standardized Average Annual Return, taking into consideration all contract charges but without regard to taxes:


                                                                        SINCE         DATE OF
                                                                     SUB ACCOUNT    SUB ACCOUNT
INVESTMENT OPTION               1 YEAR      5 YEAR      10 YEAR    INCEPTION DATE    INCEPTION
-----------------               ------      ------      -------    ----------------  ---------
USAZ AIM Basic Value Fund                                                              XXXX
USAZ Van Kampen Aggressive
         Growth Fund                                                                   XXXX


Standardized average annual return figures are based on the inception date of each Allianz Life Subaccount. Figures reflect the deduction of all contract and Portfolio charges. Where there is a varying charge depending upon which feature is selected, the highest potential charge is shown. The effect of the withdrawal charge is reflected at the end of each period shown

Past performance is not necessarily indicative of future results.

              [THIS PAGE MUST ACCOMPANY ANY PAYOUT ILLUSTRATION CONTAINING ADJUSTED HISTORICAL INFORMATION.]

                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION

                      BASED UPON ADJUSTED HISTORICAL RETURN

ANNUITANT:                                      ANNUITY PURCHASE PAYMENT:
ANNUITANT'S AGE:      65, MALE                  EFFECTIVE DATE:
ANNUITY INCOME OPTION: SINGLE LIFE ANNUITY      FIRST ANNUITY PAYMENT DATE:
     WITH DEATH BENEFIT (AND INCREASED ANNUITY PAYMENT RIDER)
                                                FREQUENCY OF ANNUITY INCOME:
BONUS RATE IN THE FIRST 10 YEARS:    10%
ASSUMED INVESTMENT RETURN (AIR):      5%
PREMIUM
TAX:

GUARANTEED MINIMUM INCOME TO AGE 85:
GUARANTEED MINIMUM INCOME AFTER AGE 85:

[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:

  INVESTMENT OPTION        ALLOCATION    INVESTMENT OPTION           ALLOCATION

  USAZ AIM BASIC VALUE FUND   90%     USAZ VAN KAMPEN AGGRESSIVE GROWTH FUND 10%



   ---------------------- ------------- ------------------------ ------------- ------------- ---------
    Period Ending Date     Payout Age   Monthly (modal) Payout    Cumulative    Withdrawal    Death
                                                                    Payout        Value      Benefit
   ---------------------- ------------- ------------------------ ------------- ------------- ---------



   ---------------------- ------------- ------------------------ ------------- ------------- ---------


The Annuity Value is based on the weighted aggregate historical returns from the Effective Date to the First Annuity Payment Date. Monthly Payout is based on the weighted aggregate historical returns from the First Annuity Payment Date to the indicated ending date. However, past returns are not indicative of future returns. This illustration is not intended to serve as a projection or prediction of future returns.

Average annual returns for each of the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.

The guaranteed minimum income shown above will change if a change in death benefit, a partial withdrawal or a transfer to the Fixed Account occurs.

                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION

                      BASED UPON ADJUSTED HISTORICAL RETURN

ANNUITANT:                                          ANNUITY PURCHASE PAYMENT:
ANNUITANT'S AGE:      65, MALE                      EFFECTIVE DATE:
ANNUITY INCOME OPTION:  SINGLE LIFE ANNUITY WITH
DEATH BENEFIT (AND INCREASED ANNUITY PAYMENT RIDER) FIRST ANNUITY PAYMENT DATE:
                                                    FREQUENCY OF ANNUITY INCOME:

BONUS RATE IN THE FIRST 10 YEARS:         10%
ASSUMED INVESTMENT RETURN (AIR):           5%
PREMIUM
TAX:
COST BASIS:
FEDERAL INCOME TAX RATE:

GUARANTEED MINIMUM INCOME TO AGE 85:
GUARANTEED MINIMUM INCOME AFTER AGE 85:

[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:

  INVESTMENT OPTION        ALLOCATION  INVESTMENT OPTION             ALLOCATION
  -----------------        ----------  -----------------             ----------
  USAZ AIM BASIC VALUE FUND      90%   USAZ VAN KAMPEN AGGRESSIVE GROWTH FUND10%



   ---------------------- ------------- ------------------------ ------------------- ------------------ -------------------
    Period Ending Date     Payout Age   Monthly (modal) Payout    Exclusion Amount    Taxable Amount    Cumulative Payout
   ---------------------- ------------- ------------------------ ------------------- ------------------ -------------------



   ---------------------- ------------- ------------------------ ------------------- ------------------ -------------------


The Annuity Value is based on the weighted aggregate historical returns from the Effective Date to the First Annuity Payment Date. Monthly Payout is based on the weighted aggregate historical returns from the First Annuity Payment Date to the indicated ending date. However, past returns are not indicative of future returns. This illustration is not intended to serve as a projection or prediction of future returns.

Average annual returns for each of the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.

The guaranteed minimum income shown above will change if a change in death benefit, a partial withdrawal or a transfer to the Fixed Account occurs.




                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

      a.  Financial Statements

      The following financial Statements of the Company are included in Part B hereof.

      1. Independent Auditors' Report.
      2. Consolidated Balance Sheets as of December 31, 2001 and 2000.
      3. Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999.
      4. Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2001, 2000 and 1999.
      5. Consolidated Statements of Stockholder's Equity for the years ended December 31, 2001, 2000 and 1999.
      6. Consolidated Statements of Cash Flows for the years ended
         December 31, 2001, 2000 and 1999.
      7. Notes to Consolidated Financial Statements - December 31, 2001, 2000 and 1999.

      The following financial statements of the Variable Account are included in Part B hereof.

      1. Independent Auditors' Report.
      2. Statements of Assets and Liabilities as of December 31, 2001.
      3. Statements of Operations for the period ended December 31, 2001.
      4. Statements of Changes in Net Assets for the years ended
         December 31, 2001 and 2000.
      5. Notes to Financial Statements - December 31, 2001.


      b.  Exhibits

      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account(1)
      2.   Not  Applicable
      3.a. Principal Underwriter's Agreement(2)
      3.b. General Agency Agreement(5)
      4.a. Individual Variable Annuity Contract
      4.b. IAP Endorsement
      4.c. Fixed Account Endorsement
      5.   Application for Variable Annuity Contract
      6.   (i)   Copy of Articles of Incorporation of the Company(1)
           (ii)  Copy of the Bylaws of the Company(1)
      7.   Not  Applicable
      8.a. Form of Fund Participation Agreement between AIM Variable
           Insurance Funds, Inc., Allianz Life Insurance Company of North America and NALAC Financial Plans LLC(3)
        b. Form of Fund Participation Agreement between USAllianz Variable Insurance Products Trust, Allianz Life Insurance Company of
           North America and BISYS Fund Services Limited Partnership(3)
        c. Form of Fund Participation Agreement between Davis Variable
           Account Fund, Inc., Davis Distributors, LLC and Allianz Life Insurance Company of North America(4)
        d. Form of Fund Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer Funds Inc. and Allianz Life Insurance Company of North America(4)
        e. Form of Fund Participation Agreement between Allianz Life Insurance Company of North America, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors, LLC(4)
        f. Form of Fund Participation Agreement between Seligman Portfolios, Inc. and Allianz Life Insurance Company of North America(4)
        g. Form of Fund Participation Agreement between The Prudential Series Fund, Inc., The Prudential Insurance Company of America, Prudential Investment Management Services LLC and Allianz Life Insurance
           Company of North America (6)
        h. Form of Fund Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc., and Allianz Life Insurance Company of North America (8)
        i. Form of Fund Participation Agreement between Van Kampen
           Life Investment Trust, Van Kampen Funds Inc,
           Van Kampen Asset Management and Allianz Life of North
           America (9)
        j. Form of Fund Participation Agreement between Van Kampen
           Funds, Inc., and USAllianz Investor Services, LLC (9)
        k. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC, USAllianz Variable Insurance Products Trust, and Van Kampen Asset Management, Inc. (9)
        l. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC,USAllianz Variable Insurance Products Trust, and Van Kampen Investment Advisory Corporation. (9)
        m. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC,USAllianz Variable Insurance Products Trust and Van Kampen Asset Management, Inc. (9)
        n. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC, USAllianz Variable Insurance Products Trust, and Alliance Capital Management L.P. (9)
        o. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC, USAllianz Variable Insurance Products Trust, and PIMCO Advisers L.P. (9)
        p. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC,USAllianz Variable Insurance Products Trust and Templeton Investment Counsel,LLC. (9)
        q. Form of Fund Participation Agreement between Allianz Life
           Insurance Company of North America, Dreyfus Investment
           Portfolios and The Dreyfus Life and Annuity Index Fund.(10)
      9.   Opinion and Consent of Counsel
     10.a. Consent of Independent Counsel
        b. Consent of Independent Auditor
     11.   Not Applicable
     12.   Not Applicable
     13.   Calculation of Performance Data
     14.   Company Organizational Chart(5)
     15.   Powers of Attorney (11)

(1) Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 24, 1996.
(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.
(3) Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on November 12, 1999.
(4) Incorporated by reference to Registrant's Pre-Effective Amendment to Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed December 30, 1999.
(5) Incorporated by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on April 27, 2000.
(6) Incorporated by reference to Registrant's Pre-Effective Amendment to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on December 21, 2000.
(7) Incorporated by reference to Registrant's Post-Effective Amendment to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on February 28, 2001.
(8) Incorporated by reference to Registrant's Post-Effective Amendment No. 2 to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on
     April 30, 2001.
(9) Incorporated by reference to Registrant's Post-Effective Amendment No. 6 to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on November 1, 2001.
(10) Incorporated by reference to Registrant's Post-Effective Amendment No. 5 to Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on
     April 23, 2002.
(11) Incorporated by reference to Registrant's Pre-Effective Amendment No. 2 to Form N-4 (File Nos. 333-81386 and 811-05618) electronically filed on
     July 22, 2002.

Item  25.        Directors  and  Officers  of  the  Depositor

The following are the Officers and Directors of the Insurance Company:

Name and Principal            Positions and Offices
Business Address              with Depositor

----------------------------  ---------------------------------

Robert W. MacDonald           Chairman of the Board
5701 Golden Hills Drive
Minneapolis, MN 55416

Mark A. Zesbaugh              Chief Executive Officer
5701 Golden Hills Drive       Director
Minneapolis, MN  55416

Michael P. Sullivan           Director
7505 Metro Boulevard
Minneapolis, MN 55439

Dr. Gerhard Rupprecht         Director
Reinsburgstrasse 19
D-70178
Stuttgart, Germany

Rev. Dennis Dease             Director
c/o University of St. Thomas
215 Summit Avenue
St. Paul, MN 55105-1096

James R. Campbell             Director
c/o Wells Fargo and Co.
Wells Fargo Center
Sixth & Marquette
Minneapolis, MN 55479-0116

Robert M. Kimmitt             Director
Commerce One, Inc.
4440 Rosewood Drive
Pleasonton, CA 94588-3050

Charles Kavitsky              President and
5701 Golden Hills Drive       Chief Marketing Officer
Minneapolis, MN 55416

Michael Diekmann              Director
Allianz AG
Koenigin Strasse 28
D-80802, Munich, Germany

Paul M. Saffert               Director
Allianz of America Corp
777 San Marin Drive
Novato, CA  94998

Gabrielle Matzdorff           Senior Vice President
5701 Golden Hills Drive       Chief Financial Officer
Minneapolis, MN 55416

Suzanne J. Pepin              Senior Vice President
5701 Golden Hills Drive       Chief Legal Officer
Minneapolis, MN 55416

Neil Mckay                    Senior Vice President
5701 Golden Hills Drive       Chief Actuary
Minneapolis, MN 55416

Denise Blizil                 Senior Vice President
5701 Golden Hills Drive       Chief Admin. Officer
Minneapolis, MN 55416



Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Insurance Company organizational chart was filed as Exhibit 14 (File Nos. 333-06709 and 811-05618) in Post-Effective Amendment No. 8 filed April 27, 2000 and is incorporated herein by reference.

Item  27.        Number  of  Contract  Owners

         As of _____, there were ______ owners of nonqualified contracts and ____ owners of qualified contracts. As of the date of this Registration Statement, no USAllianz Income Plus Contracts have been sold.

Item  28.        Indemnification

The Bylaws of the Insurance Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item  29.        Principal  Underwriters

    a. USAllianz Investor Services, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

                          Allianz  Life  Variable  Account  A
                          Preferred  Life  Variable  Account  C

     b. The following are the officers(managers) and directors (Board of Governors) of USAllianz Investor Services, LLC:



                          Positions and Offices

Business Address          with Underwriter

-----------------------   ----------------------

Christopher H. Pinkerton  Chairman, Chief Executive Officer,
5701 Golden Hills Drive   President, Chief Manager and Director
Minneapolis, MN 55416

Michael M. Ahles          Senior Vice President, Chief Financial
5701 Golden Hills Drive   Officer, Treasurer and Director
Minneapolis, MN  55416

Catherine Q. Farley       Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Cynthia M. Robeck         2nd Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Jennifer J. Wagner        Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Tracy Gardner             Chief Admin Officer, Senior Vice President
5701 Golden Hills Drive   and Director
Minneapolis, MN  55416

Keith Johnson             Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Jeffrey Kletti            Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Carol B. Shaw             Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Corey Walther             Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Dave Schliesman           Senior Vice President-Sales
5701 Golden Hills Drive
Minneapolis, MN  55416

Myron Rothstein           2nd Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Patrick Allen             Divisional Vice President-NE
5701 Golden Hills Drive
Minneapolis, MN  55416

Edward Barrett            Divisional Vice President-SE
5701 Golden Hills Drive
Minneapolis, MN  55416

Kevin Rooney              Divisional Vice President-Mid
5701 Golden Hills Drive
Minneapolis, MN  55416

Gerald Boucher            Divisional Vice President-W
5701 Golden Hills Drive
Minneapolis, MN  55416

Chris Johnston            Divisional Vice President-WH
5701 Golden Hills Drive
Minneapolis, MN  55416

Wayne Peterson            Compliance Officer
5701 Golden Hills Drive
Minneapolis, MN  55416

Stewart Gregg             Secretary
5701 Golden Hills Drive
Minneapolis, MN  55416

Janet Witort              Asst. Secretary
5701 Golden Hills Drive
Minneapolis, MN  55416



     c. Not Applicable

Item  30.        Location  of  Accounts  and  Records

Michael Ahles, whose address is 5701 Golden Hills Drive, Minneapolis, MN 55416 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

Item  31.        Management  Services

Not  Applicable

Item  32.        Undertakings

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                             REPRESENTATIONS

Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Insurance Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                              SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies has caused this Registration Statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 27th day of November, 2002.

                                         ALLIANZ  LIFE VARIABLE  ACCOUNT  B
                                         (Registrant)


                                         By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                             OF  NORTH  AMERICA
                                                 (Depositor)


                                         By:/s/Stewart Gregg

                                            --------------------------------
                                            Stewart Gregg
                                            Senior Counsel

                                         ALLIANZ  LIFE  INSURANCE  COMPANY
                                         OF  NORTH  AMERICA
                                          (Depositor)



                                          By:/s/Stewart Gregg

                                             ------------------------------
                                             Stewart Gregg
                                             Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature  and  Title                                               Date


Robert W. MacDonald*     Chairman of the Board                     11-27-02
Robert W. MacDonald

Mark A. Zesbaugh*        Chief Executive Officer                   11-27-02
Mark A. Zesbaugh         Director

Michael P. Sullivan*     Director                                  11-27-02
Michael P. Sullivan

Dr. Gerhard Rupprecht*   Director                                  11-27-02
Dr. Gerhard Rupprecht

Rev. Dennis Dease*       Director                                  11-27-02
Rev. Dennis Dease

James R. Campbell*       Director                                  11-27-02
James R. Campbell

Robert M. Kimmitt*       Director                                  11-27-02
Robert M. Kimmitt

Michael Diekmann*        Director                                  11-27-02
Michael Diekmann

Paul M. Saffert*         Director                                  11-27-02
Paul M. Saffert

Gabrielle Matzdorff*     Senior Vice President and                 11-27-02
Gabrielle Matzdorff      Chief Financial Officer

Charles Kavitsky*        President and                             11-27-02
Charles Kavitsky         Chief Marketing Officer

Denise Blizil*           Senior Vice President and                 11-27-02
Denise Blizil            Chief Administrative Officer


                                         *By    Power  of  Attorney


                                          By: /s/Stewart Gregg

                                              --------------------------------
                                               Stewart Gregg
                                               Senior Counsel



                                    EXHIBITS

                                       TO

                         PRE-EFFECTIVE AMENDMENT NO. 3

                                   TO FORM N4

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                INDEX TO EXHIBITS

                                -----------------


EX-99.B4a    Individual Variable Annuity Contract
EX-99.B4b    IAP Rider
EX-99.B4c    Fixed Account Endorsement
EX-99.B5     Application for Annuity Contract
EX-99.B9     Opinion and Consent of Counsel
EX-99.B10a   Consent of Independent Counsel
EX-99.B10b   Consent of Independent Auditor
EX-99.B13    Calculation of Performance Data